Form 20-F
period 2002-09-30
TASEKO MINES LTD
filed 2003-04-21
CIK 878518

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F



[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended SEPTEMBER 30, 2002
         (with other information to March 15, 2003 except where noted)

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from _______________ to _______________


                         Commission file number 0-19476
                                  CIK# 878518


                              TASEKO MINES LIMITED
--------------------------------------------------------------------------------
               (Exact name of Registrant specified in its charter)

                              TASEKO MINES LIMITED
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                       SUITE 1020, 800 WEST PENDER STREET
                  VANCOUVER, BRITISH COLUMBIA, CANADA, V6C 2V6
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                         COMMON SHARES WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                                (Title of Class)

          Securities registered or to be registered pursuant to Section
                               12(b) of the Act.

          Title of Each Class Name of each exchange on which registered
--------------------------------------------------------------------------------
                               None Not applicable

 Securities registered or to be registered pursuant to Section 12(g) of the Act

                         Common Shares without Par Value
--------------------------------------------------------------------------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act

                                      None

      Number of outstanding shares of Taseko's only class of capital stock as on September 30, 2002.

                   33,921,663 Common Shares Without Par Value

  Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the SECURITIES EXCHANGE ACT OF 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 NOT APPLICABLE

        Indicate by check mark which financial statement item Registrant has elected to follow:

                             Item 17 [x] Item 18 [ ]

 (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
                                   FIVE YEARS)

 Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the SECURITIES EXCHANGE
      ACT OF 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 NOT APPLICABLE

                           Currency and Exchange Rates

 All monetary amounts contained in this Registration Statement are expressed in
   Canadian dollars unless otherwise indicated. On March 15, 2003, the Federal
        Reserve noon rate for Canadian Dollars was US$1.00:Cdn$1.48 (see
            Item 4 for further historical Exchange Rate Information).

                          T A B L E   O F   C O N T E N T S

                                                                            PAGE

ITEM 1             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS       1
ITEM 2             OFFER STATISTICS AND EXPECTED TIMETABLE ..............      1
ITEM 3             KEY INFORMATION ......................................      1
ITEM 4             INFORMATION ON THE COMPANY ...........................      5
ITEM 5             OPERATING AND FINANCIAL REVIEW AND PROSPECTS .........     30
ITEM 6             DIRECTORS AND SENIOR MANAGEMENT ......................     36
ITEM 7             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ....     42
ITEM 8             FINANCIAL INFORMATION ................................     44
ITEM 9             THE OFFER AND LISTING ................................     44
ITEM 10            ADDITIONAL INFORMATION ...............................     46
ITEM 11            QUANTITATIVE AND QUALITATIVE DISCLOSURES
                      ABOUT MARKET RISK .................................     58
ITEM 12            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES     59
ITEM 13            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ......     59
ITEM 14            MATERIAL MODIFICATIONS TO THE RIGHTS OF
                      SECURITY HOLDERS AND USE OF PROCEEDS ..............     59
ITEM 15            [RESERVED] ...........................................     59
ITEM 16            [RESERVED]
ITEM 17            FINANCIAL STATEMENTS .................................     59
ITEM 18            FINANCIAL STATEMENTS .................................     60
ITEM 19            EXHIBITS .............................................     60

                                     PART 1

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only)


ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only)

ITEM 3   KEY INFORMATION

A.       SELECTED FINANCIAL DATA

The following constitutes selected financial data for Taseko for the last five fiscal years ended September 30, 2002, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles ("GAAP") on the Financial Statements and United States GAAP.

(Cdn$)                                                                As at September 30
Balance Sheet Data                       2002             2001            2000            1999            1998
-----------------------------------------------     ------------     -----------     -----------     -----------
Total assets (CDN GAAP) .......   $  60,310,281    $  32,070,394    $ 79,498,986    $ 91,873,796    $ 29,365,584
Total assets (US GAAP) ........      60,310,281       32,070,394      79,498,986      91,873,796      29,365,584
Total liabilities
(US & CDN GAAP) ...............      39,738,456       35,628,589      33,395,657      52,191,070       2,399,126
Share capital (CDN GAAP) ......     118,531,148       87,897,199      87,897,199      80,067,309      67,328,776
Share capital (US GAAP) .......     119,975,148       88,795,199      88,686,199      80,576,309      67,693,776
Convertible debenture
(US & CDN GAAP) ...............      17,000,000       17,000,000       8,500,000       4,000,000            --
Deficit (CDN GAAP) ............    (114,959,323)    (108,455,394)    (50,293,870)    (44,384,583)    (40,362,318)
Deficit (US GAAP) .............    (116,403,323)    (109,353,394)    (51,082,870)    (44,893,583)    (40,727,318)
-----------------------------------------------     ------------     -----------     -----------     -----------


(Cdn$ except number of shares) .                                      As at September 30
Period End Balances (as at)                2002             2001            2000            1999            1998
-----------------------------------------------     ------------     -----------     -----------     -----------
Working capital (deficiency) ..   $  (4,276,520)   $    (187,678)   $ 13,871,838    $ 12,802,127    $ (1,718,775)
Plant and equipment, net ......      10,158,525       10,872,590      11,587,447      12,304,449           9,881
Mineral property interests ....      28,813,296          602,001      44,826,214      38,856,910      28,660,010
Shareholders' equity (deficit)       20,571,825       (3,558,195)     46,103,329      39,682,726      26,966,458
Weighted average number of
outstanding common shares .....      30,338,098       25,067,697      23,402,726      17,969,886      15,029,736

No cash or other dividends have been declared

(Cdn$) Year ended September 30
Statement of Operations Data               2002             2001            2000            1999            1998
-----------------------------------------------     ------------     -----------     -----------     -----------
Investment and other income ...   $     551,842    $   1,110,431    $    678,014    $    360,842    $     10,340
General and administrative
  expenses (CDN GAAP) .........       2,686,374        4,106,158       2,122,302       2,375,198         845,552
General and administrative
  expense (US GAAP) ...........       3,232,374        4,215,158       2,402,302       2,519,198       1,210,552
Refinery project ..............       1,698,826        3,571,942            --              --              --
Exploration expenditure .......       2,071,885        3,860,176       4,464,999       2,002,610       4,112,206
Write down of mineral property
  interests, inventory,
  investments and land ........        (598,686)     (47,733,679)           --              --              --
Loss according to financial
  statements (CDN GAAP) .......      (6,503,929)     (58,161,524)     (5,909,287)     (4,022,265)     (4,936,031)
Loss according to financial
  statements (US GAAP) ........      (7,049,929)     (58,270,524)     (6,189,287)     (4,166,265)     (5,301,031)
                                                                                                           (0.25)
-----------------------------------------------     ------------     -----------     -----------     -----------

Loss from continuing operations
   per common share (CDN GAAP).           (0.21)          (2.32)           (0.25)          (0.22)          (0.33)
-----------------------------------------------     ------------     -----------     -----------     -----------
Loss per share (US GAAP)(2) ...           (0.23)           (2.32)          (0.26)          (0.23)          (0.35)
-----------------------------------------------     ------------     -----------     -----------     -----------

Notes:

(1) Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. Taseko has expensed the exploration costs as incurred, which is consistent with U.S. GAAP, whereby all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

(2) Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 12, which reconciles Canadian GAAP to US GAAP.

B.       CAPITALIZATION AND INDEBTEDNESS

Not applicable (this is an Annual Report only)

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable (this is an Annual Report only)

D.       RISK FACTORS

NO ORE.

Taseko's three projects have large tonnage, low grade mineralization, which at current metals prices and other economic considerations cannot be classified as "ore." Unless gold (herein sometimes "Au") and copper (herein sometimes "Cu") prices improve, this measured and indicated mineralized material may never be "ore" and may not be capable of commercial mining.

ADDITIONAL FUNDING REQUIREMENTS.

Taseko's operations consist almost exclusively of cash consuming activities given that its three main mineral projects are either in the exploration stage or are in standby mode related to a former producing mine, which is on care and maintenance awaiting better copper prices. Taseko will need to receive significant (approximately $1-2 million) new equity capital or other funding annually in order to fund these continuing operations, and failing that, it may cease to be economically viable.

UNCERTAIN PROJECT REALIZATION VALUES.

Taseko capitalizes acquisition costs incurred in connection with its projects. Due to the extended depressed price conditions in the metals markets of recent years, and in accordance with the its accounting policy, the Company wrote down the acquisition costs of each of the Prosperity and Gibraltar projects to $1,000 during fiscal 2001.

TASEKO HAS NO HISTORY OF EARNINGS AND NO FORESEEABLE EARNINGS.

Taseko has a 35 year history of losses and there can be no assurance that Taseko will ever be profitable. Taseko has paid no dividends on its shares since incorporation and does not anticipate paying dividends in the foreseeable future.

GOING CONCERN ASSUMPTION.

Taseko's consolidated financial statements have been prepared assuming Taseko will continue as a going concern; however, unless additional funding is obtained this assumption will have to change and Taseko's assets may need to be written down to asset prices realizable in insolvency or under distress circumstances.

The auditors report on the 2002 consolidated financial statements includes additional comments that state that the financial statements are affected by conditions and events that cause substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

GENERAL MINING RISKS.

Factors beyond the control of Taseko will affect the marketability of any substances discovered. Metal prices, in particular gold and copper prices, have fluctuated widely in recent years. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of minerals produced by Taseko. The marketability of metals is also affected by numerous other factors beyond the control of Taseko. These other factors include government regulations relating to price, royalties, allowable production, and importing and exporting of metals. The operations of Taseko may require licenses and permits from various governmental authorities. There can be no assurances that Taseko will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at its projects. Environmental concerns about mining in general are also a factor that may affect Taseko. Taseko also competes with many companies possessing far greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

TASEKO'S SHARE PRICE IS VOLATILE.

The market price of a publicly traded stock, especially a junior resource issuer like Taseko, is affected by many variables not directly related to the exploration success of Taseko, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture Exchange and NASDAQ's Over-the-counter Bulletin Board suggests Taseko's shares will continue to be volatile. Taseko shares have ranged between approximately Cdn$0.36 and Cdn$20.00 in the last 10 years.

TASEKO'S DIRECTORS AND OFFICERS ARE PART-TIME AND SERVE AS DIRECTORS AND OFFICERS OF OTHER COMPANIES.

All of the directors and officers of Taseko serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies. Situations may arise where these directors and officers will be in direct competition with Taseko. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest, which may arise between the directors' duties to Taseko and their duties to the other companies on whose boards they serve, the directors and officers of Taseko expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgment and the relative financial abilities and needs of such companies to participate. The success of Taseko and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

LIKELY PFIC STATUS HAS CONSEQUENCES FOR U.S. INVESTORS.

Potential investors who are U.S. taxpayers should be aware that Taseko expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Taseko is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer will generally be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Taseko. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Taseko's net capital gain and ordinary earnings for any year in which Taseko is a PFIC, whether or not Taseko distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer's tax basis therein.

SHARES OF TASEKO MAY BE AFFECTED ADVERSELY BY PENNY STOCK RULES.

Taseko's stock may be subject to U.S. "Penny Stock" rules, which may make the stock more difficult to trade on the open market. Taseko's common shares have traded on the TSX Venture Exchange ("TSXV") (successor exchange to the Canadian Venture Exchange and the Vancouver Stock Exchange) since March 10, 1969, (symbol-TKO) and since March 1992 on the National Association of Securities Dealers Automated Quotation (NASDAQ) System, "Regular Market." On November 30, 1994, the shares of Taseko were listed on the NASDAQ National Market and since July 6, 2001 have traded on the Over-the-Counter Bulletin Board (symbol TKOCF). For further details on the market performance of Taseko's common stock, see "Item 5 Nature of Trading Market." Although Taseko's common stock trades on the TSXV, Taseko's stock may be subject to U.S. "penny stock" rules. A "penny stock" is defined by regulations of the U.S. Securities and Exchange Commission ("SEC") as an equity security with a market price of less than US$5.00 per share.
However, an equity security with a market price under US$5.00 will not be considered a penny stock if it fits within any of the following exceptions:

         (i) the equity security is listed on NASDAQ or a national securities exchange;

         (ii) the issuer of the equity security has been in continuous operation for less than three years, and either has (a) net tangible assets of at least $5,000,000, or (b) average annual revenue of at least $6,000,000; or

         (iii) the issuer of the equity security has been in continuous operation for more than three years, and has net tangible assets of at least $2,000,000.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in Taseko's common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-NASDAQ and non-exchange listed securities. Under this rule, broker/dealers who recommend Taseko's securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least US$5.00 per share.

Penny stock regulations will tend to reduce market liquidity of Taseko's common stock, because they limit the broker/dealers' ability to trade, and a purchaser's ability to sell, the stock in the secondary market. The low price of Taseko's common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of Taseko's common stock also limits Taseko's ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, Taseko's shareholders pay transaction costs that are a higher percentage of their total share value than if Taseko's share price were substantially higher.

The rules described above concerning penny stocks may adversely affect the market liquidity of Taseko's securities. Taseko can provide no assurances concerning the market liquidity of its stock or that its stock will not be subject to "penny stock" rules. For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephone at (202) 272-7440.

SIGNIFICANT POTENTIAL EQUITY DILUTION.

Taseko had 175,000 stock options (of which nil were in the money) and 677,250 warrants (of which nil are in the money) as of March 15, 2003. In addition, Taseko had shares issuable upon conversion of the Boliden Debenture (see Item 4, Gibraltar Mine - Acquisition Terms) and 7,446,809 shares issuable under an arrangement to acquire a copper refining engineering research business (described in items 4 and 5b). Together these will likely act as an upside damper on the trading range of Taseko's shares. As a consequence of the passage of time since the date of their original sale and issuance, no shares of Taseko remain subject to any hold period restrictions in Canada or the United States. The unrestricted resale of outstanding shares from the exercise of dilutive securities, including the Boliden Debenture, may have a depressing effect on the market for Taseko's shares. Dilutive securities represent approximately 37% of Taseko's currently issued shares. Taseko received shareholders' approval at its March 28, 2002 annual shareholders' meeting to increase its capitalization of outstanding shares by up to 50 million shares to be issued for cash, property or services to fund Taseko's continuing operations.

ITEM 4   INFORMATION ON THE COMPANY

SUMMARY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

1. The legal name of the company, which is the subject of this Form 20-F, is "Taseko Mines Limited" (herein "Taseko" or the "Company").

2. Taseko was  incorporated in British  Columbia  ("B.C."),  Canada on April 15,
1966.

3. Taseko was incorporated under and continues to subsist under the laws of the Province of British Columbia, Canada. Taseko's natural resource exploration activities are limited to British Columbia, consequently the primary corporate, commercial, and other laws pertinent to Taseko are those of the Province of British Columbia. Taseko's principal business office is at Suite 1020, 800 West Pender Street, Vancouver, British Columbia V6C 2V6, although Taseko also has a field office at its Gibraltar Mine site in McLeese Lake near Williams Lake, B.C.

4. The principal business events in Taseko's 35 year history are (most important and recent matters first):

         (i) the acquisition of the Gibraltar Mine in July 1999. The Gibraltar Mine is located in British Columbia and was a copper producer under different owners from 1972 to 1998. As a relatively low grade deposit with sulphide mineralization averaging 0.311% copper, copper prices of US$0.90 or more per pound are required under current economic circumstances for the Gibraltar Mine, which is still largely equipped and maintained on stand-by, to recommence conventional operations; and

         (ii) the acquisition of the Harmony Project in October 2001. The Harmony Project is an undeveloped resource located in British Columbia and has measured and indicated mineralized material of 64 million tonnes grading 1.53 grams Au/tonne, as estimated at a cut-off grade of
         0.60 grams Au/tonne, for a total of 3 million ounces.

         (iii) the acquisition and legal settlement respecting the Prosperity Project in British Columbia (1960's to 1993) and the advancement of exploration and pre-feasibility engineering thereof (1991 to date). Exploration expenses to the extent of approximately $41.5 million have been incurred by Taseko on the Prosperity Project, which has demonstrated continuity of a low grade copper/gold deposit (over 155,000 metres of drilling by Taseko and its predecessors) with estimated measured and indicated mineralized material of 1.0 billion tonnes grading 0.41 grams Au/tonne and 0.24% Cu, at a cut-off of 0.14% Cu.

5. The Company's principal capital expenditures (there have been no material divestitures) over the three fiscal years ended September 30, 2002 are as follows:



(i) Amounts Deferred (capitalized or invested)

                    GIBRALTAR       PROSPERITY       HARMONY          WESTGARDE
         YEAR            MINE          PROJECT       PROJECT            PROJECT
         ----       ---------        ---------        ----------      ----------
         2002               -                -       $28,811,296(1)           -
         2001               -                -                 -      $       1
         2000      $2,964,224      $ 3,005,080                 -              -


(ii) Amounts Expensed as Exploration Expenses

                    GIBRALTAR       PROSPERITY       HARMONY          WESTGARDE
         YEAR            MINE          PROJECT       PROJECT            PROJECT
         ----       ---------        ---------        ----------      ----------
         2002       2,337,742          (35,858)                -       (229,999)
         2001       3,262,265          386,935                 -        210,976
         2000       3,388,576        1,076,423                 -              -
         ----       ---------        ---------        ----------      ----------


----------
(1) these are non-cash capitalized amounts from the issuance of equity securities in a subsidiary


6. Subject to Taseko sourcing additional funding, the following table illustrates the principal capital expenditures by property (all of which are located in British Columbia, Canada) that Taseko would ideally incur in the ensuing year:

                               GIBRALTAR            PROSPERITY           HARMONY
                                  MINE                 PROJECT           PROJECT
--------------------------------------------------------------------------------
2003 Activities          Geophysical Surveys                -                  -
                          Diamond drilling
                             $2,315,000

B.       BUSINESS OVERVIEW

1.       TASEKO'S BUSINESS STRATEGY AND PRINCIPAL ACTIVITIES

Taseko is focused on acquiring ownership of and advancing exploration and related activities on known mineral deposits that have as their basic characteristic, large tonnage (based on extensive drill testing for continuity) mineralization which, under metals price assumptions that fall within historical averages, are potentially capable of supporting a mine for 10 years and longer. Taseko endeavors to apply advanced mining and recovery techniques to ascertain the maximum potential for eventual production of these deposits. Taseko's Prosperity Project, Gibraltar Mine Project and Harmony Project are all such larger tonnage mineral resources. None of them can currently be economically mined due to prevailing metal prices. Current metal prices are relatively low by reference to past metals cycles (low prices which, it is acknowledged, may not recover). Taseko believes the investment value in its common shares is derived from appreciating the large amount of contained metals on its projects which has value for investors who share Taseko management's view that there will be an ongoing demand for copper and gold, resulting in a continuing need to replace depleted reserves. Taseko's management remains optimistic that metal prices will eventually recover sufficiently to support mining at these Projects at some future time.

Taseko does not have any operating revenue although historically it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs. Subject to having sufficient start-up capital (estimated at Cdn$25 million), the Gibraltar Mine is capable of producing copper concentrate at a cost of approximately US$0.90 per pound. However, the cost of copper production would be reduced if the copper refinery, which has been the subject of feasibility-level engineering studies in fiscal 2001 and 2002, is built at a capital cost of approximately Cdn$109.5 million. The resource extraction business has historically been cyclical. The prices received for copper and gold have been volatile and, in the case of gold, have been affected by factors and sentiments outside of the cost of production. The mining business operates in a world-wide market and prices are derived from relatively pure market forces so competition to sell any metals or concentrates produced is not an issue if metals prices warrant production.

Taseko and its subsidiaries own their mining projects outright but potential mining operations are nevertheless subject to extensive government regulation. Management believes that the Gibraltar Mine will be able to obtain government permitting to restart mining operations as soon as the necessary start-up capital is available and copper prices strengthen. The Prosperity Project is well advanced in the requisite preparatory engineering and analysis for a final request to government for mine development permitting, although the capital cost of placing the Prosperity Project into production of Cdn$400-$800 million (dependent on a final rate of mineralized material through-put decision) is not obtainable by Taseko in the current circumstances. The Harmony Project has not been significantly moved towards mine development permitting since a period of more active exploration in the late 1990's. The provincial government of British Columbia and the federal government of Canada both have jurisdiction over a wide variety of activities and persons affected by mining including local communities, habitat users and others claiming to hold a stake in the outcome of mining activity. British Columbia has not recently been perceived as a mining-friendly jurisdiction although recently operating British Columbia mines with comparable grades have been ranked amongst the world's most efficient and responsible operations.

2.  FUNDING INITIATIVES

GIBRALTAR MINE SURPLUS EQUIPMENT AND SUPPLIES SALE

As a requirement of the Gibraltar's Reclamation Permit M-40, the mine site equipment was pledged as security against future reclamation costs. Gibraltar has received authorization from the B.C. Ministry of Energy and Mines to sell up to $4,000,000 of redundant equipment and supplies that are not expected to be required for the restart of the mine. This will still leave $13,000,000 of equipment and supplies as security.

GIBRALTAR MINE RECLAMATION DEPOSITS RELEASED

As a result of progressive reclamation work and a landfill project reducing liability costs at Gibraltar, $2.5 million was released from the cash reclamation fund subsequent to year-end, in December 2002. This will leave the reclamation deposit at approximately $16,100,000, including interest.

C.       ORGANIZATIONAL STRUCTURE

Taseko operates directly and also through one principal subsidiary, Gibraltar Mines Ltd. ("Gibraltar"). Taseko itself owns the Prosperity Project, and Gibraltar owns both the Gibraltar Mine and the Harmony Project. Both companies are British Columbia, Canada companies and all operations of both companies are in British Columbia.

D.       PROPERTY, PLANT AND EQUIPMENT

The Gibraltar Mine was acquired in July 1999, approximately one year after commercial mining operations were suspended due to then-prevailing low copper prices. The Gibraltar Mine was acquired with mill and mining equipment and supplies valued at approximately $19 million. The purchase of the mine included an environmental deposit for $8 million (which was later increased to $18.4 million in 2001, and then decreased to $15.9 million in December 2002) and mineral property interests valued at $3.3 million. The Gibraltar Mine has an estimated $32.7 million liability to reclaim and manage the area should it be determined that operations must permanently cease and the area be reclaimed. (See Item 4, Gibraltar Mine - Acquisition Terms and Environmental Matters.)

Neither the Prosperity Project nor the Harmony Project have any mining plant or equipment located thereon, although both projects have field accommodation and miscellaneous exploration equipment, which is of little realizable value, on site.

                   FURTHER PARTICULARS OF TASEKO'S PROPERTIES

GLOSSARY In this Form 20-F, the following terms have the meanings set forth herein:

E.       GEOLOGICAL TERMS

Bio-oxidation              A process  employing  oxidation of elements caused by
                           bio-organisms; it is enhanced in a gold recovery process by providing the optimum temperature, acidity
                           (pH) and level of oxygen for the natural oxidation process to work more effectively.

Epithermal                 deposit A mineral  deposit formed at low  temperature
                           (50-200oC), usually within one kilometre of the earth's surface, often as structurally controlled veins.

Induced  Polarization      A geophysical survey used to identify a feature that
("IP")  Survey             appears to be different from the typical or
                           background survey results when tested for levels of electro-conductivity; IP detects both chargeable, pyrite-bearing rock and non-conductive rock that has high content of quartz.

Mineral Symbols            Au - Gold; Cu - Copper; Pb - Lead; Ag - Silver;
                           Zn - Zinc; Mo - Molybdenum.

Porphyry deposit           A type of mineral deposit in which ore minerals are
                           widely disseminated,  generally of low
                           grade but large tonnage.

Solvent Extraction         A metal  extraction  technique in which a copper
Electrowinning             oxide is dissolved into solution,  then an
("SX-EW")                  electric current is induced through the solution
                           between a pair of electrodes (anode & cathode), and metal is deposited on the cathode.
                           Since this ion deposition is selective, the cathode product is generally high grade and requires little further treatment before it is used in manufacturing processes.

F.       CURRENCY AND MEASUREMENT

All currency amounts in this Form 20F are stated in Canadian dollars unless otherwise indicated.

Conversion of metric units into imperial equivalents is as follows:

            Metric Units           Multiply by        Imperial Units
            ------------           -----------        --------------
            hectares                    2.471         = acres
            metres                      3.281         = feet
            kilometres                  0.621         = miles (5,280 feet)
            grams                       0.032         = ounces (troy)
            tonnes                      1.102         = tons (short) (2,000 lbs)
            grams/tonne                 0.029         = ounces (troy)/ton

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of the month in such periods) and the range of high and low exchange rates for such periods.

                                              For year ended September 30
                                        ----------------------------------------
                                         2002      2001      2000   1999    1998
                                        -----     -----     -----   ----    ----
End of the period ................      1.585     1.592     1.522   1.44    1.47
Average for the period ...........      1.573     1.548     1.485   1.47    1.42
High for the period ..............      1.613     1.595     1.542   1.53    1.47
Low for the period ...............      1.511     1.499     1.448   1.44    1.37

THE GIBRALTAR MINE

ACQUISITION TERMS

On July 21, 1999, Taseko's subsidiary, Gibraltar Mines Ltd., purchased the Gibraltar Mine from Boliden Westmin (Canada) Limited ("Boliden") and certain of its affiliates, including all mineral interests, mining and processing equipment and facilities, and assumed responsibility for ongoing reclamation. Pursuant to the terms of the acquisition, Gibraltar acquired mining equipment, parts and supplies inventories valued at $19 million, an existing Government environmental deposit of $8 million, and mineral interests valued at $3.3 million, and received $20.1 million in cash over 18 months from closing, of which $17 million was received pursuant to a 10-year non-interest bearing convertible debenture issued to Boliden. Gibraltar assumed the estimated reclamation liability pertaining to the Gibraltar Mine of $32.7 million and Taseko guaranteed Gibraltar's obligations to Boliden. The principal sum advanced under the debenture is convertible into Taseko common shares in the first year at Cdn$3.14 per Taseko share. The conversion price escalates Cdn$0.25 per Taseko share each year over the 10-year term of the debenture on each July 19th anniversary of closing. The conversion price at September 30, 2002 is Cdn$3.89 per Taseko share. The debenture is due on July 19, 2009. After five years the debenture can be converted at Taseko's option at then-prevailing market prices for Taseko shares or, paid out in cash, at Taseko's election. Taseko retains certain rights of first refusal respecting any proposed sale of shares acquired by Boliden under the debenture. As part of Gibraltar's acquisition of the Gibraltar Mine, Taseko issued 400,000 shares and 180,000 one-year share purchase warrants exercisable at Cdn$3.14 to arm's-length parties who assisted in completing the acquisition as a consequence of having had a prior agreement to purchase the Gibraltar Mine. Taseko's shareholders approved the issuance of the Boliden debenture at the annual meeting held March 20, 2000.

LOCATION, ACCESS AND INFRASTRUCTURE

The Gibraltar Mine area consists of 206 mineral claims, 27 mining leases, and some ancillary fee simple real estate held by Gibraltar, and 37 mineral claims and 3 mining leases held by Gibraltar's 70% owned subsidiary Cuisson Lake Mines Ltd. The mine site covers approximately 109 square km, located at latitude 52(Degree)30'N and longitude 122(Degree)16'W in the Granite Mountain area, approximately 65 km north of the City of Williams Lake in south-central British Columbia, Canada. Access to the Gibraltar Mine from Williams Lake is via Highway 97 to McLeese Lake. From McLeese Lake, a paved road provides access to the Gibraltar Mine site. The total road distance from the City of Williams Lake to the Gibraltar Mine is 65 km and motor vehicle travel time is approximately 45 minutes.

The British Columbia Railway services Williams Lake and has rail service to facilitate the shipping of bulk commodities from Williams Lake to Vancouver, or copper concentrates through to the Pacific Ocean port of North Vancouver. A siding for the shipment of concentrate from the Gibraltar Mine has been established adjacent to Highway 97 at MacAllister, 6 km north of McLeese Lake. Electricity is obtained from the British Columbia Hydro and Power Authority ("BC Hydro"). Natural gas is provided by Avista Energy and BC Gas. The community of Williams Lake is sufficiently close and is capable of supplying goods and services to the Gibraltar Mine and its personnel.

The Gibraltar Mine mineral claims cover an area of gentle topography; local relief is in the order of 200 m. The plant site is located at an elevation of approximately 1,100 m above sea level. The project area has a moderate continental climate with cold winters and warm summers. Ambient air temperature ranges from a winter minimum of -34(Degree) C to a summer maximum of 35(Degree)C. Annual precipitation at the site averages 51 cm, of which about 17 cm falls as snow. Maximum snow depth is about 1 m, most of which falls in late February.

HISTORY

The earliest record of work at the Gibraltar Mine is found in the 1917 British Columbia Minister of Mines Annual Report, which describes the activities of Joseph Briand and partners exploring copper-bearing quartz veins (a tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure) on the Rainbow group of mineral claims. These original showings are believed to lie about 60 m west of the current Pollyanna pit.

The early 1960s marked the entry of the major mining companies into the Granite Mountain area and the subsequent introduction of modern exploration techniques, which ultimately led to the discovery of the mineral deposits. Of the seven Gibraltar mineral deposits that are now known, only Gibraltar West offered any exposure of surface mineralization; Pollyanna and Gibraltar East had a few minor exposures of leached limonitic capping; Granite Lake, Gibraltar West Extension and the Sawmill Zone were completely covered by overburden. In this environment, the most effective exploration tools were soon found to be Induced Polarization ("IP") geophysics and diamond drilling.

Mine production began in March 1972. Mining reserves as estimated on December 31, 1971 (at a 0.25% copper cut-off), were approximately 300 million tonnes of 0.37% copper at a 2.15:1 waste-to-mineralized material strip ratio.

PROPERTY GEOLOGY

The Gibraltar Mine generally consists of seven separate mineralized zones. Six of these - Pollyanna, Granite Lake, Connector, Gibraltar East, Gibraltar West and Gibraltar West Extension - occur within the Granite Mountain batholith in a broad zone of shearing and alteration. A seventh copper mineralized body, the Sawmill zone, lies about 6 kilometres to the south, along the southern edge of the batholith, within a complex contact zone between the batholith and Cache Creek Group rocks.

Two major structural orientations have been recognized at Gibraltar: the Sunset and Granite Creek mineralized systems. The Sunset system strikes northwesterly with one set of structures dipping 35(Degree) to 45(Degree) to the south and a conjugate set, known as the Reverse Sunset, dipping 50(Degree) to 60(Degree) to the north. The Granite Creek system strikes east-west and dips 20(Degree) to 40(Degree) to the south with a subordinate set of structures dipping steeply in a northerly direction. Structures of the Sunset system that host mineralization are mainly shear zones, with minor development of stockwork and associated foliation lamellae. Host structures of the Granite Creek system are predominantly oriented stockwork zones.

The Granite Creek system provides the major structures that control mineralization of Pollyanna, Granite Lake and the Sawmill zones. These bodies have the characteristic large diffuse nature of porphyry copper type mineralization. The Gibraltar East deposit is essentially a system of interconnected Sunset zones, which create a large body of uniform grade. Gibraltar West and Gibraltar West Extension deposits are contained within a large complex shear zone.

Geological modelling, geophysical surveys (dominantly Induced Polarization) and diamond drilling have been the primary exploration tools used at the Gibraltar Mine in order to delineate sulphide (a compound of sulphur and another element, typically a metallic sulphide compound) resources. Since start-up, mining phase exploration has added 363 million tonnes grading 0.285% copper to the sulphide mineral resource and 95 million tonnes grading 0.305% copper and 0.010% molybdenum to the sulphide ore resource. Further exploration activity is warranted depending on available funds to outline new mineralized zones.

Oxide copper mineralization was recognized during early exploration programs at Gibraltar. The potential economic benefit from this mineralization, however, was not realized until late 1986 when a solvent extraction-electrowinning plant was commissioned to treat acidic copper solutions draining from existing low grade mineralized material pits. Data collected during a sulphide copper exploration program in the 1990's between the Gibraltar East and Pollyanna open pits (Connector Zone) indicate that there is potential for substantial oxide copper mineralization in this zone.

Exploration during mine operation has been limited and focused predominantly in and around existing pits. A number of excellent targets to explore for new deposits occur near the existing open pits (Gibraltar West Extension, Connector, Gibraltar East Extension, Crusher) and on other parts of the property (e.g. Sawmill). These target zones require testing by drilling; the remainder of the Gibraltar property requires exploration utilizing a comprehensive program of geological mapping, induced polarization geophysical surveying and geochemical sampling. This work began in 2000.

MINERALIZATION TYPES

Pyrite and chalcopyrite (a sulphide mineral of copper and iron) are the principal primary sulphide minerals of the Gibraltar Mine mineralization.
Fine-grained chalcopyrite, generally barely visible without magnification, accounts for 60 percent of the copper content and constitutes the single most important form of copper mineralization. Coarser grained chalcopyrite usually occurs in quartz veins and shear zones.

Small concentrations of other sulphides are present in Gibraltar mineralization. Bornite (a sulphide mineral of copper and iron: Cu5FeS4), associated with magnetite and chalcopyrite, occurs on the extremities of the Pollyanna and Sawmill deposits. Molybdenite (molybdenum sulphide MoS2; an ore of molybdenum) is a minor but economically important associate of chalcopyrite in the Pollyanna, Granite Lake and Sawmill deposits.

There is a close spatial relationship between sulphide mineralization and alteration in the Gibraltar deposits. The principal alteration minerals are chlorite, sericite, epidote, carbonate and quartz. Higher-grade mineralization is associated mainly with sericite and chlorite.

ESTIMATES OF MINERALIZATION

The Gibraltar Mine is a typical open pit operation that utilizes drilling, blasting, cable shovel loading and large-scale truck hauling to excavate rock. The mine is planned to enable excavation of sulphide mineralized material of sufficient grade that it can be economically mined, crushed, ground and processed to a saleable product by froth flotation. (Flotation is a method of mineral separation after crushing and grinding ore whereby a froth, created in a slurry by a variety of reagents, causes some finely crushed minerals to float whereas others sink).

The flotation overflow, or concentrate (mineralization, which is increased in purity by primary production techniques that include crushing, grinding and flotation to eliminate portions of valueless rock), has a copper grade of about 100 times that of the rock from which it was processed and is sold to smelters for further treatment to provide high purity copper metal. The flotation underflow, or tailings, has had its minerals removed and is pumped to the tailings storage facility.

During the mining process, unmineralized and insufficiently mineralized rock must be excavated to expose the economically mineralized material. This low grade material contains either sulphide or oxide copper mineralization. A portion of the low-grade sulphide and all of the oxide material can be leached with sulphuric acid assisted by bacterial action. The resultant copper sulphate solution can be processed to cathode copper in the Gibraltar Mine's solvent extraction/electrowinning (SX/EW) plant.

The sulphide mineralized rock, which forms the basis for mine planning, is considered the "Sulphide Inventory." The leachable, low-grade mineralized material is not included in the "Sulphide Inventory" and constitutes the "Leachable Copper Inventory."

Much of the rock adjacent to the Gibraltar mine pits or within the mine's claim boundaries is mineralized and has been delineated and quantified. At present metal prices and operating costs this material has not been included in the current mine plan in the "Sulphide Inventory" or in the "Leachable Copper Inventory". This mineralized material has been called "Additional Mineralized Material."

There are approximately 760 million tonnes (837 million tons) of measured and indicated resources currently outlined at Gibraltar and described in detail in the following sections. This includes a total sulphide (in-pit inventory and additional material) resource of about 743 million tonnes (821 million tons) grading 0.287% copper and 0.008% molybdenum at a 0.2% copper cut-off and an oxide and leachable copper resource of 16.4 million tonnes (18.1 million tons) grading 0.2% copper at a 0.1% acid soluble copper cut-off.

(a)      Sulphide Inventory

The Gibraltar Mine operated almost continuously from 1972 to 1998. Total production to the end of 1998 totals 845,825 tonnes (1.86 billion lbs.) of copper and 8,938 tonnes (19.7 million lbs.) of molybdenum from 305 million tonnes (336 million tons) milled. In addition, 38,430 tonnes (84.7 million lbs.) of cathode copper has been produced from low-grade rock dumps. During the past operating mine life, reconciliation studies on a number of open pit stages have demonstrated good correlation between reserve estimates and actual production.

As of November 1998, the in-pit sulphide mineralization of the Gibraltar mine was estimated to be 148.6 million tonnes (163.9 million tons) grading 0.305% copper and 0.010% molybdenum. The estimate was conducted by Gibraltar mine staff and audited by G. Arseneau, Ph.D., P.Geo., of Roscoe Postle and Associates. In 2001, the mineralized material was re-estimated, by George Barker, P.Geo., in conjunction with the engineering studies on the proposed copper refinery and based on a 15-year mine plan. The measured and indicated mineralized material in pits outlined for this plan was estimated to be 189 million tonnes (208 million tons) grading 0.311% copper and 0.010% molybdenum. A detailed breakdown of the sulphide inventory by category is outlined below:

                            IN-PIT SULPHIDE INVENTORY
--------------------------------------------------------------------------------
               RESOURCE                     TONS                         CUT-OFF
ZONE           CATEGORY                  (000's)        CU (%)    MO (%)   (%CU)
                                         -------         -----     -----    ----
POLLYANNA      Measured ......            41,733         0.315     0.010    0.20
               Indicated .....             2,910         0.288     0.010    0.20
                                         -------         -----     -----    ----
               SUBTOTAL ......            44,643         0.313     0.010    0.20
                                         =======         =====     =====    ====

CONNECTOR      Measured ......            47,616         0.294     0.011    0.20
               Indicated .....             9,521         0.281     0.014    0.20
                                         -------         -----     -----    ----
               SUBTOTAL ......            57,137         0.292     0.012    0.20
                                         =======         =====     =====    ====

GRANITE LAKE   Measured ......            95,917         0.319     0.009    0.20
               Indicated .....            10,713         0.324     0.007    0.20
                                         -------         -----     -----    ----
               SUBTOTAL ......           106,630         0.320     0.009    0.20
                                         =======         =====     =====    ====

               TOTAL .........           208,410         0.311     0.010    0.20
                                         =======         =====     =====    ====


The average waste-to-mineralized material strip ratio is 1.90:1.

(b)      Leachable Copper Inventory

In addition to copper production in concentrate, the Gibraltar Mine has also produced cathode copper by leaching both low-grade dump material and leachable oxide material from the pits using sulphuric acid and natural bacteria. The copper is recovered from solution by the solvent extraction-electrowinning (SX/EW) process. SX/EW plant operations are expected to resume when further oxide material is mined from the Pollyanna and Connector pits.

Over the mining life since 1972, Gibraltar stockpiled approximately 339 million tonnes (374 million tons) of waste rock in five main storage areas. Much of this material contains copper, though at grades lower than the milling cut-off grades which have ranged between 0.16% and 0.25% Cu. The stockpiles have become chemically and biologically active, and naturally discharge small quantities of acidified water, containing copper, in dilute solution. Prior to 1986, and more recently since the SX/EW plant has been shut down, these and all other mine area drainage waters have been collected in ditches and ponds and neutralized prior to safe disposal in the tailings impoundment. Since February 1999, these waters have been discharged to the completed Gibraltar East Pit.

From October 1986 to the time the SX/EW plant was shut down, acidic solutions draining from the dumps were treated in the solvent extraction-electrowinning plant. To date, some 38,430 tonnes (84.7 million pounds) of electrowon copper have been produced. Future recovery of electrowon copper will be mainly from engineered leach pads.

The in-pit leachable copper mineralization, as estimated by Gibraltar mine staff at November 1998, totals 14.8 million tonnes (16.3 million tons) of material at 0.148% Cu. In 2001, the leachable copper inventory was also re-estimated by G. Barker, P.Geo., and based on the 15-year mine plan totals 16.4 million tonnes (18.1 million tons) of measured and indicated mineralized material grading 0.146% acid soluble copper. Cut-off in both the 1998 and 2001 estimates was 0.10%.

Details of the leachable mineralization by category are tabulated in the following:

                        IN-PIT LEACHABLE COPPER INVENTORY
-------------------------------------------------------------------------------
                                                                       CUT-OFF%
                                                               ACID       ACID
                                               TONS         SOLUBLE    SOLUBLE
PIT             CATEGORY                     (000's)       COPPER %    COPPER
--------------  --------------------  --------------  --------------  ---------
Pollyanna       Measured ...........          2,295           0.139      0.10
                Indicated ..........            160           0.185      0.10
                                             ------           -----      ----

PGE Connector   Measured ...........         14,693           0.148      0.10
                Indicated ..........            949           0.128      0.10
                                             ------           -----      ----

SUB TOTAL       MEASURED ...........         16,988           0.147      0.10
                INDICATED ..........          1,109           0.136      0.10
                                             ------           -----      ----
TOTAL                                        18,097           0.146      0.10
                                             ======           =====      ====

(c)      Additional Mineralized Material

In addition to the sulphide and leachable inventories, Gibraltar has significant other mineralized material (mineral resource). As of November 1998, the mine staff (working for a predecessor in title) reported the additional measured mineralized material of 401 million tonnes (442 million tons) grading 0.288% Total Cu and 0.007% Mo and indicated mineralized material of 195 million tonnes (215 million tons) grading 0.27% Total Cu and 0.008% Mo.

The 2001 re-estimate of the additional material totals 554 million tonnes (611 million tons), and includes measured mineralized material of 367 million tonnes (404 million tons) grading 0.288% Cu and 0.007% Mo and indicated mineralized material of 187 million tonnes (206 million tons) grading 0.27% Cu and 0.008% Mo. The cut-off used varied according to location and characteristics of the material that was estimated; the cut-off for the Connector area was 0.16% Cu, for Gibraltar East area was 0.17% Cu and for all other areas was 0.20% Cu.

GIBRALTAR ENVIRONMENTAL MATTERS

On acquiring the Gibraltar Mine in 1999, Gibraltar received both independent and government assessments of the reclamation and water management liability for the Gibraltar Mine and concluded that $32.7 million was the appropriate estimate.

In October and November of 1999, in compliance with provincial government requests, an environmental soil geochemical sampling and exploration sampling program was conducted along the Gibraltar Mine concentrate haul route corridor. The program involved the collection and analysis of some 1,800 soil samples in order to ascertain the concentration of metals in soils along the corridor. Data from this program was provided to Pottinger Gaherity Environmental Consultants Ltd. and a baseline risk evaluation study was completed. Further testwork was carried out in 2001 to assess correlation of metals in soils to vegetation and terrestrial species. Metal mobility testwork was also done. Preliminary results indicated no relationship between metals in soils and that in vegetation and terrestrial species.

The reclamation plan for Gibraltar involves a water management program and establishment of grass/legume vegetative covers for all areas in order to protect against wind and water erosion. Areas around the pits and waste rock storage areas will be re-sloped, dressed with overburden, and seeded. The beaches and slopes of the tailing storage area will also be seeded. The objective is to promote re-establishment of indigenous species, and evolve toward a self-sustaining ecosystem.

At September 30, 2002, approximately $18.4 million (including interest) had been set aside in a reclamation fund deposit, which continues to accumulate interest at approximately 5% per annum, and is estimated to be adequate to handle necessary water management. It is anticipated that additional reclamation costs of approximately $14.85 million would be covered from the residual value of the plant and equipment on site. The Company has committed to carry out reclamation totalling about $4.0 million over four years, of which $2.1 million has been completed in the latter part of the calendar year and is still subject to governmental approval. Construction of a landfill will provide reclamation credits to the land it occupies. The reclamation plan is reviewed periodically and revised as necessary. In December 2002, the Company received a release of $2.5 million from the reclamation deposits.

RECENT EXPLORATION, ENGINEERING AND OTHER INITIATIVES

During 1999-2000, Gibraltar geologists and engineers actively explored for additional mineralized material and to better defining known resources. They have also been maintaining the Gibraltar Mine for re-start and completing on-going reclamation work. All mining and process equipment has been maintained in a ready-to-go state and operating/environmental permits have been kept in good standing.

A drill program with combined environmental and geological information objectives was conducted in November and December of 1999. The program comprised 25 drill holes (4 diamond and 21 reverse circulation) and, while aimed at obtaining information pertaining to regional groundwater flow, allowed for collection of much geological information including lithology, alteration, mineralization and structure. In total 1,635 m of drilling was completed and the core was analyzed for copper content. The analytical results increased deposit information and will assist in future geological and engineering activities.

SAMPLING AND ANALYSIS

In 1999, 25 holes totalling 650 m were drilled on the Gibraltar property. Four of these were core holes. The core holes were sampled as at Prosperity (see
"Prosperity - Sampling and Analysis"), and standards from the Prosperity were used for quality control purposes. Copper, molybdenum and total copper assay related analyses were done.

SECURITY OF SAMPLES

At Gibraltar, whole core samples from drilling in the main mine area are taken for analysis, but a library of representative samples of the different rock types and mineralization is retained in an on-site core facility.

Core from drilling by Gibraltar in 1999 was split and sampled. Samples were analysed by off-site facilities that retain the pulps and rejects for one year. The remaining core is stored on site. After one year, the Company acquires the pulps and rejects and stores this material in its warehouse at Port Kells, British Columbia.

Exploration

In December 1999 and January 2000, the digital database of geological information on the Gibraltar property was expanded to include information from both inside and outside the pit areas. All historic geophysical and geochemical data contained in archive files, field reports and maps were digitized and a series of maps illustrating geophysical and geochemical data were generated. Drill collar coordinates and downhole survey information, including hole length, geology, sample intervals and assay (a quantitative test of minerals and ore by chemical and/or fire techniques) results for drill holes that had not previously been in digital form were added. Data for some 200 drill holes, comprising 24,000 m were added. Plans identifying the location of drill holes relative to known geophysical and geochemical data and anomalies were generated.

Subsequent to the completion of the geological compilation described above a property-scale Induced Polarization ("IP") geophysical survey was designed and initiated in August 2000. Field activities, which included 237 kilometres of line-cutting and some 220 km of IP survey. Interpretation of the results was completed in the spring of 2001. Several deposit scale anomalies were identified including one 800 m wide by 4,200 m long anomaly, which to date, has been tested by only 7 drill holes. Additional drill holes to test the quality of this anomaly and other geophysically significant locations will be undertaken in the future.

Engineering

Gibraltar engineers developed several mine plans based on a plan of 148 million tonnes (163 million tons) to be mined over 12 years with the objective of maximizing the profitability of future operations. In addition, in February 2000 Rescan Engineering, a unit of Hatch Associates Ltd., was retained by Gibraltar and the government of British Columbia (BC Job Commission) to conduct an independent assessment of the viability of the Gibraltar operation. This study involved Taseko and Gibraltar management and engineers, and provided direction for further investigations toward re-starting and operating the mine. This study was completed in April 2000, and concluded, "the operation represents an opportunity to participate profitably in period of buoyant copper prices. Given a favourable price regime, the mine has the minerals, physical and technical resources in place to operate to the exhaustion of its currently established resources base, that is for the 12 years or more". In 2001, in conjunction with studies for the hydrometallurgical refinery, a re-estimate of the mineralized material at Gibraltar was completed based on a 15-year mine plan. (see Estimates of Mineralization).

Dependent on availability of funds, Gibraltar intends to re-commence open pit development work and exploration in two areas of the Gibraltar property. These areas are the Connector Stage II pit and the Pollyanna Stage IV pit. In 1999, some overburden in the Connector II Pit was removed. Dependent on the price of copper, these areas are expected to provide the initial mill feed for the re-start mine plan. Open pit development work in the Connector Stage II pit during 1999 consisted of pre-stripping approximately 500,000 tonnes of glacial till overburden. The glacial till overburden was placed in a one-metre lift over the Number 3 waste rock dump to provide the base for a vegetative cover. Removing overburden from the Stage II pit reduces the strip ratio and adds value to the ore below. This portion of the work plan commenced in August 1999, and will proceed co-incidentally with the Pollyanna Stage IV Pit work when the mine re-starts. Once the decision is made to re-start the mine, planned open pit pre-development work in the Pollyanna pit area will consist of mining 10 million tonnes of waste rock. Waste rock removal will require drilling and blasting. The pre-development work in the Pollyanna pit will expose material allowing for continuous mill feed. Re-sloping of the Number 3 and Number 5 waste storage areas was carried out in 2000 and 2001 to meet reclamation requirements. Reclamation work in 2002 was focused on re-grading and seeding of tailings to stabilize the material in these areas.

A scoping study (preliminary review of capital and operating costs to determine the viability of a project at an accuracy of plus or minus 25-30%) to investigate the concept of building and operating a copper refinery at the Gibraltar site, using a hydrometallurgical process developed by Cominco Engineering Services Ltd. (CESL) to recover copper from concentrate was completed in August 2000. The study, undertaken by Gibraltar and CESL, considered existing infrastructure, general site layouts, capital and operating costs, and resulting cash flows. The economic assumptions used were copper price of US$0.90/lb; exchange rate of US$:Cdn$=$0.68; negotiated power reduction costs; reduced labour rate for 3 years following construction; refinery recovery of 95.8%; and concentrator recovery increase of 6% due to decrease concentrate grade to 24%. The cash flow analysis was conducted in constant July 2000 Canadian dollars without consideration for inflation and before any income taxes. The results of the study were an internal rate of return of 18.4% with a net present value at an 8% discount of Cdn$68.4 million (that is, the amount of net present value resulting from the investment of the needed capital costs described below).

The scoping study projected that the capital cost for the refinery would be Cdn$95.0 million including contingencies. Development of the refinery could reduce the operating costs of the mine by up to US$0.20 per pound of copper produced due to elimination of transporting concentrate off-site and other site efficiencies.

The scoping study also determined the cost to re-start the Gibraltar Mine. The cost, including working capital, was estimated to be Cdn$25.0 million; this amount would cover concentrator modifications required for the refinery and six months of pre-production stripping in the Pollyanna pit.

After the details of the study were reviewed, a decision was made to proceed to the feasibility-level engineering and analysis stage. On October 6, 2000, Gibraltar and CESL signed a Memorandum of Agreement ("Gibraltar/CESL MOA"). The Gibraltar/CESL MOA outlined a work plan that included:

o   shipping 600 tonnes of mineralized material to the CESL pilot concentrator;
o   producing 6 tonnes of concentrate at the CESL pilot concentrator;
o conducting metallurgical testwork to confirm an increased copper recovery could be achieved in the Gibraltar mine concentrator by lowering the concentrate grade;
o   running 6 tonnes of 24% copper concentrate through the CESL pilot plant; and
o   engaging an independent engineering firm to conduct an engineering study.

The MOA defined management and funding arrangements for the work plan and, upon satisfactory results and receipt of requisite approvals, the project management, construction, commissioning and operation of a refinery at the Gibraltar mine site. Under the terms of the agreement, Gibraltar and CESL would each pay 50% of the Cdn$2.7 million cost of the MOA work plan.

In late 2000, Gibraltar shipped 900 tonnes of mineralized material from site in south-central British Columbia to CESL's pilot concentrator in Vancouver, BC. As this material was produced in the CESL pilot concentrator, tailings were back-hauled to the Gibraltar site for disposal. Seven tonnes of concentrate were produced, comprising 3.5 tonnes of 18% copper concentrate and 3.5 tonnes of 24% copper concentrate.

Concurrently, Gibraltar Mines Ltd. conducted metallurgical tests on representative samples of Gibraltar mineralized material at G&T Metallurgical Services in Kamloops BC, in order to develop parameters for lock cycle tests that would definitively confirm an increase in mill copper recovery with a decrease in concentrate copper grade. Tests done to date indicate up to a 6% increase in mill copper recovery may be available with minor modifications to the mill circuit and a decrease in specifications for the concentrate copper grade.

In early 2001, the concentrate that was produced at the pilot concentrator was run through the CESL process pilot plant. The run successfully produced London Metal Exchange grade cathode copper and proved that the CESL process was adaptive to the Gibraltar material. It was also found that the CESL process is more amenable to the 24% concentrate than the 18% concentrate. The pilot plant program provided the process design criteria for a Process Engineering Package that formed the basis for a feasibility-level capital and operating cost study.

Feasibility-level work for the refinery was carried out in 2001 under the direction of Gibraltar Engineering Services Limited ("GESL") Partnership, a Taseko-sponsored investment vehicle, which raised funding on behalf of Taseko and Gibraltar, and CESL.

During the latter half of the 2001 fiscal year, Bateman Engineering Pty of Australia was engaged to conduct an engineering feasibility-level cost study for the construction and operation of a hydrometallurgical copper utilizing CESL technology at the Gibraltar mine. The study involved engineering and design work sufficient to determine the capital and operating costs for the facility to an accuracy of -5% to +15%. The refinery would be capable of processing 130,000 tonnes of 24% copper concentrate and producing 30,000 tonnes of London Metal Exchange grade copper cathode annually. The study estimated the refinery capital cost to be $109.5 million and the annual operating cost to be $16.3 million or US$0.147 per pound copper produced.

The study also identified several synergies with the existing Gibraltar mill and treatment facilities. For example, as acid would be produced in the refinery, less acid would need to be procured for the heap leach facility at the Gibraltar site. In addition, heating the leach solution with excess heat generated by the refinery would enhance copper recovery from the heap leach. Implementing some of these additional opportunities would result in cost savings beyond the $17.4 million per annum savings associated with changing the Gibraltar mine from a concentrate producer to a cathode producer.

In 2001, GESL had the mandate of raising financing to advance engineering work on the Gibraltar Refinery for use of the CESL technology at the Gibraltar Mine and in other similar operations. This limited partnership raised $1.85 million in late 2001 and was purchased by Taseko, with TSX Venture Exchange consent, under a takeover bid, for 4.967 million shares in February 2002. GESL then owned about 39% of the engineering business with the balance owned by an affiliated limited partnership that was acquired in April 2003. GESL and the affiliate used their funds to advance technical and economic feasibility studies of the CESL process. (See Item 5B)

PROSPERITY PROJECT

LOCATION, ACCESS AND INFRASTRUCTURE

The Prosperity Project consists of 196 mineral claims covering the mineral rights underneath approximately 85 square km of south central British Columbia, Canada. The property is located at latitude 51o 28'N and longitude 123o 37' W in the Clinton Mining Division, approximately 125 km southwest of the City of Williams Lake. Access to the Prosperity Project from Williams Lake is via
Highway #20 to Lee's Corner at Hanceville. From Lee's Corner, an all-weather main line logging haulage road provides exploration access to the Prosperity Project. Under present road conditions, the total road distance from Williams Lake to the Prosperity Project is 192 km and motor vehicle travel time is approximately 3 hours.

The British Columbia Railway services Williams Lake and has rolling stock to facilitate shipping bulk commodities from Williams Lake to Vancouver, or copper concentrates through to the Pacific Ocean ports of Squamish and North Vancouver. The community of Williams Lake is sufficiently close and is capable of supplying goods and services to a possible mine, and its personnel.

Multiple high-voltage transmission lines from the existing Peace River hydroelectric power grid are situated 118 km east of the Prosperity Project. A 124-km conventional power line was designed to connect to the existing B.C. Hydroelectric power grid and should be capable of supplying the required power to service a large mine and mill complex at the Prosperity Project site. A major natural gas transmission pipeline, which could also be accessed to provide energy for mine production, is situated 112 km northeast of the Prosperity Project. Ample water is available nearby.

EXPLORATION HISTORY

In the early 1930's prospectors, C.M. Vick and E.A. Calep conducted trenching of feldspar porphyry (igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass) dykes with stringers, containing copper and gold values, about 1.5 km east of the centre of the porphyry deposit as it is now known. In the late 1950's, George Renner did additional work on gold-silver-copper mineralized shear zones located northeast of the deposit. In 1960, Phelps Dodge Corp. located float and subcropping mineralization that indicated a porphyry environment. That company later carried out a program of induced polarization (IP), geochemical and magnetic surveys, hand trenching, and diamond drilling in eight short holes north of the presently known deposit. The Prosperity Project was optioned by several operators from 1970 to 1989, beginning with Nittetsu Mining in 1970 and followed by Quintana Minerals Corporation, which drilled approximately 4,700 m in 23 core holes in 1973 and 1974. Bethlehem Copper (1979-1981) and Cominco Ltd. (1982-1989) further expanded the deposit-area with another 121 holes, totalling almost 19,000 m.

Up to 1991, exploration programs at the Prosperity Project included extensive IP, magnetic and soil geochemical surveys, and 176 percussion and diamond drill holes, totalling approximately 27,200 m. This work helped define the Prosperity Project mineralization to a depth of 200 m, and outlined a copper-gold mineralized zone approximately 850 m in diameter within which Cominco estimated a geological resource of 208 million tonnes grading 0.23% copper and 0.41 grams Au/tonne.

In 1991, Taseko drilled 10 holes, totalling 7,506 m, in a "cross" pattern to test the core of the deposit over a north-south distance of 550 m and an east-west distance of 500 m. All of the holes intersected continuous significant copper and gold grades and extended the mineralization to 810 m below surface. A scoping-level metallurgical testwork program was completed by Melis Engineering Ltd. The testwork demonstrated that acceptable gold and copper recoveries could be achieved by bulk sulphide flotation (method of mineral separation whereby a froth, created in a slurry by a variety of reagents floats some finely crushed minerals but not others (other material sinks)) followed by regrinding and conventional copper flotation. Baseline environmental and monitoring studies were also initiated by the Company.

By the end of 1992, 126 HQ and NQ diameter vertical drill holes, totalling 68,064 m, had been drilled, expanding the deposit to 1,400 m east-west, 600 m north-south and to 850 m below surface. G. Giroux, P.Eng., of Montgomery Consultants Limited reported mineralized material (unclassified) of 976 million tonnes at an average grade of 0.23% Cu and 0.48 grams Au/tonne.

In 1993, eight additional holes, totalling 2,104 m, were completed. Subsequent to the Pre-feasibility Study (see "Metals Recovery, Pre-Feasibility Work"), the Company completed a 12-hole (4,605 m) inclined core drilling program in 1994 to investigate the distribution of fracture controlled gold and copper mineralization in the deposit. In addition, 22 holes (3,171 m) were drilled to investigate geotechnical conditions in the proposed Project development areas. Melis Engineering Ltd. completed additional metallurgical testwork.

In 1996 and 1997, an additional 107 holes (49,465 m) were completed in order to upgrade the confidence limits of the deposit. Of this total, 20 holes were drilled vertically (2,203 m) and 87 holes were inclined (47,262 m). These holes significantly increased the density of pierce points in the deposit and added to the geotechnical and geochemical characterization of the rock in the deposit.

Over the 34-year period from 1963 to 1997, a total of 154,631 m has been drilled in 452 holes on the Prosperity Project. Of this total, 273 holes were drilled vertically (83,453 m) and 174 holes were inclined (71,178 m). Sizes of cored holes have included BQ, HQ and NQ totalling 148,321 m; the balance of 6,310 m is from percussion drilling. A summary of the length and number of holes drilled by each of the companies over this period is shown below:

                          DRILLING SUMMARY: 1963 - 1997
------------------------------------------------------------------------------------------
                          Percussion Drilling      Diamond Drilling           All Drilling
                          -------------------    ------------------     ------------------
                           number                number                 number
                               of                    of                     of
Year   Company              holes      meters     holes      meters      holes      meters
-----  -----------------  -------   ---------     -----  ----------      -----  ----------
1963   Phelps - Dodge           0        0.00         6      611.12          6      611.12
1964   Phelps - Dodge           0        0.00         2      112.16          2      112.16
1969   Taseko .......          12    1,264.92         6    1,036.30         18    2,301.22
1970   Nittetsu .....           0        0.00         4      235.80          4      235.80
1972   Taseko .......           0        0.00         2      156.40          2      156.40
1973   Quintana .....           0        0.00        14    2,972.30         14    2,972.30
1974   Quintana .....           0        0.00         9    1,732.50          9    1,732.50
1979   Bethlehem ....          14    1,106.40         0        0.00         14    1,106.40
1980   Bethlehem ....          22    2,118.60         0        0.00         22    2,118.60
1981   Bethlehem ....           0        0.00        37   10,445.50         37   10,445.40
1982   Cominco ......          19    1,619.55        12      707.06         31    2,326.61
1984   Cominco ......           0        0.00         5    1,002.60          5    1,002.60
1989   Cominco ......           0        0.00        12    1,997.00         12    1,997.00
1991   Taseko .......           0        0.00        10    7,506.03         10    7,506.03
1992   Taseko .......           0        0.00       116   60,558.32        116   60,558.32
1993   Taseko .......           0        0.00         8    2,104.04          8    2,104.04
1994   Taseko .......           1      199.95        34    7,679.77         35    7,879.72
1996   Taseko .......           0        0.00        69   28,422.45         69   28,422.45
1997   Taseko .......           0        0.00        38   21,042.33         38   21,042.33
                            -----   ---------     -----  ----------      -----  ----------
TOTAL DRILLING                 68    6,309.42       384  148,321.68        452  154,631.00
                            =====    ========     =====  ==========      =====  ==========


In 1998, G. Giroux, P.Eng., estimated the mineral resource for the Prosperity Project for the detailed engineering studies that took place in 1999-2000. Four holes (1,150 m) were also drilled under the direction of Kilborn Pacific Engineering Ltd. in 1998, which verified the grade and geology in a proposed pit.

PRIOR TITLE DISPUTE AND 1991-93 SETTLEMENTS

By agreement dated August 10, 1979, Taseko optioned the Prosperity Project to Bethlehem Copper Corp. (which later became part of Cominco Ltd. ("Cominco"), and is now Teck Cominco Ltd.). Under that agreement, Cominco was granted an exclusive option to acquire an 80% interest in the Prosperity Project by giving notice to Taseko before November 30, 1984, of Cominco's intention to proceed with commercial production from the Prosperity Project. Cominco was entitled to extend its option on a yearly basis if Cominco concluded that it was not economically feasible to place the Prosperity Project in commercial production and if an independent consultant supported this conclusion. Cominco extended the option in 1984 and again in 1985, based on an evaluation of the Prosperity Project prepared by Cominco in 1984. Cominco's extension of the option in 1985 was supported by a June 1986 report from Wright Engineers Limited of Vancouver, British Columbia. That report, based on data obtained from mining and metallurgical studies provided by Cominco, confirmed Cominco's evaluation that the Prosperity Project was not commercially feasible at that time.

Taseko subsequently sued Cominco, arguing that Cominco had not complied with all of the terms necessary to enable it to extend the option, and specifically had not had a proper feasibility study prepared to determine the economic viability of the Prosperity Project. Cominco successfully defended its position at the trial and appeal courts. Cominco and Taseko resolved their dispute by entering into a settlement agreement dated April 25, 1991 (the "First Settlement Agreement"). Cominco entered into the First Settlement Agreement in consideration of the issuance by Taseko of 1,000,000 common shares (issued over the period May 31, 1991 to March 31, 1992), and for the grant of a general release of Cominco by Taseko from the litigation claims made by Taseko against Cominco. The First Settlement Agreement provided that Taseko had a five-year option to sell the Prosperity Project, either directly or by way of a take-over of Taseko, in which event the proceeds would be split in a certain ratio with a maximum of Cdn$48 million to Cominco.

By agreement dated December 1, 1993 (the "Second Settlement Agreement"), Taseko acquired the exclusive right to purchase from Cominco all of Cominco's residual interest in the Prosperity Project. Taseko acquired the balance of a 100% interest in the Prosperity Project by paying to Cominco Cdn$2,000,140 from working capital and issuing to Cominco 1,636,364 common shares from treasury. Cominco sold 1,607,400 of these shares to net Cdn$23,000,000, and 28,964 shares were returned to treasury in April 1994. As a result of the Second Settlement Agreement, Taseko acquired 100% of the Prosperity Project free whatsoever of any royalties or third party interests.

GEOLOGY

The Prosperity Project is near the northeastern edge of the Coast Belt tectonized belt of the North American West Coast and subcrops under a 5 to 65 m thick blanket of surficial cover. Outcrops (exposed bedrocks projecting through the soil and other overburden) in the deposit-area are rare, and as a result, all deposit geology has been interpreted from drill core descriptions contained in the 1963 to 1997 drill hole database.

The deposit is predominantly hosted in Cretaceous andesitic volcaniclastic and volcanic rocks. In the western portion of the deposit, the host rocks have been intruded by the multi-phase, steeply south-dipping Fish Creek Stock. The stock is surrounded by an east-west trending, south-dipping swarm of subparallel quartz-feldspar porphyritic dikes. The stock and dikes comprise the Late Cretaceous Fish Lake Intrusive Complex that is spatially and genetically related to the deposit. Post mineralization (post-ore) porphyritic diorite occurs as narrow dikes that cross-cut all host rocks. The central portion of the deposit is cut by two major faults (a fracture or fracture zone along which there has been displacement of the sides relative to one another parallel to the fracture), striking north-south and dipping steeply to the west.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit. They are uniformly distributed as disseminations, fracture-fillings, veins and veinlets and may be accompanied by bornite and lesser molybdenite and tetrahedrite (copper iron antimony sulphide)-tennantite (copper iron arsenic sulphide). Native gold occurs as inclusions in, and along microfractures with, copper-bearing minerals and pyrite. Pyrite to chalcopyrite ratios throughout most of the proposed pit area range from 0.5:1 to 1:1 and rise to 3:1 or higher around the periphery of the deposit which coincides with the propylitic and, locally, the phyllic alteration zones.

Numerous faults were intersected in drill core throughout the deposit-area. Faults are usually indicated by strongly broken core, gouge, sheared textures, cataclastic textures and, rarely, mylonitic textures. All of the aforementioned features can occur across intervals of less than 1 cm to over 20 m. Utilizing all available data, two major faults (the QD and East Faults) have been delineated.

The QD and East Faults are subparallel, strike north-south and dip steeply to the west, becoming near vertical down-dip. They cut the central portion of the deposit and are approximately 230 m apart near surface and 330 m apart at depth. The western-most of the two major faults, the QD Fault, trends approximately 355(0) and has a steep westward dip of 82(0) to 86(0). This fault marks the eastern boundary of the Fish Creek Stock. The eastern-most of the two major faults, the East Fault, strikes approximately 360(0) and has a steep westward dip of 85(0) to 87(0).

Gold-copper mineralization within the Prosperity Project is intimately related to potassium silicate alteration. A later, superimposed, sericite-iron carbonate alteration is prevalent within a central, east-west trending ovoid zone that hosts the majority of the estimated mineralized material. Chalcopyrite-pyrite mineralization and associated copper and gold concentrations are distributed relatively evenly throughout the host volcanic and intrusive units in the deposit. Sulphide minerals show the thoroughly dispersed mode of occurrence characteristic of porphyry copper deposits and occur in relatively equal concentrations as disseminations, blebs and aggregates in mafic sites, as fracture fillings and as veinlets. Native gold occurs as inclusions in, and along microfractures with copper-bearing minerals and subordinately in pyrite.

ESTIMATES OF MINERALIZATION

In 1998, G. Giroux, P.Eng., reported estimated measured and indicated mineralized material (mineral resource) of 1.0 billion tonnes at 0.41 grams Au/tonne and 0.24% Cu and mineralization (inferred resource) of 0.2 billion tonnes grading 0.25 grams Au/tonne and 0.21% Cu at $3.25/tonne NSR cut off.

SAMPLING AND ANALYSIS

Since the current Taseko management group took over the project in 1991, 127,000 m of HQ and NQ core has been drilled in 275 bore holes, and a single 200-m percussion hole. Core recovery averaged 95.7%. Drill company personnel boxed all core and delivered it to Taseko's logging compound at the Prosperity site twice daily. Taseko geological and engineering staff based at the Prosperity site supervised drilling, logging and sampling. A total of 57,778 core samples were taken, each sample was generally 2 m in length.

In 1991-1994, drill core was mechanically split, one half of which was submitted for preparation and analysis. In 1996-97, 42% was subject to whole core sampling, 44% was sampled as sawn half-core, 5% of samples comprised the larger portion of core sawn 80:20. The remaining 9% was cored overburden, which was not generally sampled. Half of the core remaining after splitting is stored in core racks at site.

Samples were bagged and shipped by commercial surface transport to Vancouver area laboratories, where it was prepped. Samples were dried at temperatures less than 65(degree) C. In 1991-1993, primary comminution to approximately 1/4 inch (6.4 mm) size by a jaw crusher with secondary roll crushing to obtain minus 15 mesh. In 1994-1997, samples were crushed in a single stage so that greater than 60% passed a 10 mesh screen and 500 gram assay splits were riffled out for crushing. Coarse rejects were retained until year 2000 at HDI in a warehouse in Port Kells, British Columbia. Ring and puck pulverization was used. In
1991-1993, approximately 95% of the sample passed a 120 mesh screen. In 1994-1997, greater than 90% of the sample passed a 150 mesh screen. Pulp rejects are retained indefinitely at the Port Kells warehouse.

All assays and analyses were performed by Min-En Laboratories. Gold analysis was done by lead collection fire assay, using a 30 g charge and an Atomic Absorption Spectroscopy (AAS) finish. Copper analysis was done by Aqua Regia digestion on a 2 g sample, AAS finish. Mercury analysis was done by Cold Vapour AA. Multi-element analysis by Inductively Coupled Plasma Emission Spectroscopy (ICP-ES) was also done on all samples.

In order to assess quality control, duplicate and standard reference samples were submitted for assaying, representing more than 10% of the total assays. Random duplicates were derived from 5% of all rejects. Every twentieth sample was shipped to either Chemex Labs Ltd (now ALS Chemex) or International Plasma Laboratories Ltd. for riffle splitting of the coarse reject, pulverization and analysis for gold and copper. In 1994-1997, project-based, bulk standard reference materials were created and submitted within the mainstream and duplicate analytical streams.

SECURITY OF SAMPLES

For Prosperity, drill core is stacked and stored on the property. Pulps and rejects from core samples are generally stored by the analytical facility for one year, then acquired by the Company and stored in a secured facility in Port Kells. All rejects are discarded after two years.

METALS RECOVERY, PRE-FEASIBILITY WORK

In 1993, Melis Engineering Ltd. was retained by Taseko to carry out comprehensive metallurgical tests on drill core samples from the Prosperity Project to evaluate the metallurgical variability of the deposit. The test program included batch flotation tests and eleven lock-cycle flotation tests on various composites, and provided detailed copper-gold concentrate analyses, grindability assessments, tailings settling tests and environmental data.

The results from the variability testwork demonstrated that copper recoveries ranged from 83.0% to 88.4% with copper concentrate grades ranging from 22.2% Cu to 28.8% Cu. Gold recoveries ranged from 66.1% to 79.8% with grades ranging from
26.0 grams Au/tonne to 71.3 grams Au/tonne reporting to the copper concentrate. Bond rod mill and ball mill grindability tests of drill hole composites indicated a variation of hardness within individual levels and an increase in hardness with depth. Work indices ranged between 16.4 to 20.4.

The conceptual concentrator design was conventional, consisting of SAG (Semi-Autogenous Grinding) and ball mill grinding; bulk sulphide flotation; regrind and rougher/scavenger flotation; cleaner flotation; and concentrate dewatering.

Late in 1993, Kilborn Engineering Pacific Ltd. was contracted to complete a detailed Project Pre-feasibility Study, which was successfully tabled in mid-1994. The Kilborn Pre-feasibility Study, which considered a 60,000 tonne per day milling rate, addressed most aspects of the Project at the level of detail and analysis greater than that normally attributed to a pre-feasibility study. It confirmed that the Prosperity Project compared favourably with open pit mines currently operating in the region and provided excellent benchmarks for productivity and cost comparisons.

For the Pre-feasibility Study, a mine plan encompassing mineralized material (mineral resource) of 675 million tonnes at an average grade of 0.236% copper and 0.434 grams Au/tonne was outlined, containing 9.4 million ounces of gold and
3.5 billion pounds of copper. The geometry and continuity of the deposit provided for efficient open pit mining with an overall life of mine waste to mineralized material stripping ratio (ratio of waste rock to mineralized material to be removed) of 1.57:1. At a milling rate of 60,000 tonnes per day (21.9 million tonnes per year), average annual production would be 222,360 ounces of gold, 99 million pounds of copper and 530,000 ounces of silver contained in 185,000 tonnes of concentrate.

In October 1997, Lakefield Research Limited completed pilot plant metallurgical programs and bulk sample processing to confirm final process design criteria. The program focused on finalizing detailed process criteria for a feasibility study, including copper and gold recovery into a copper-gold flotation concentrate, assessment of grindability characteristics and detailed concentrate and environmental analyses. Results from the 50-tonne pilot plant program
results  compared  favourably  with  the  Pre-feasibility   Study  metallurgical
results.

DETAILED ENGINEERING WORK

Detailed investigative work has included a review of all major facilities and their construction requirements, unit costs for labour, materials and equipment. Along with the construction aspects of the project, the deposit's mine development plan has undergone a series of optimization studies that analyzed how the mining should best progress in consideration of the most recent metal price and exchange rate forecasts. Milling reviews examined the original Lakefield Research investigations, pilot plant program and the more recent modal analyses by G&T Metallurgy to determine if they offered any changes that would result in cost savings. Upon completion of the multitude of studies, an all-encompassing project analysis was conducted in preparation for completing a project feasibility report. During 1999, consulting geotechnical engineers Knight Piesold Ltd. focused their attention on rock waste and tailings storage studies. At the same time, Merit Consultants reviewed the parameters for construction of major structures. The tailings storage studies investigated holding capacities from 490 million tonnes to 810 million tonnes, methods of embankment design from impervious to free draining, filling by cyclone or spigot, and various tailings pumping scenarios. Knight Piesold Ltd. designed the embankment, tailing and reclaim water pipeline system, freshwater supply system, open pit dewatering and slope, waste dumps, geotechnical foundation and surface water run-off control systems. Triton Environmental Consultants developed management for environmental and socio-economic permitting, planning, fisheries compensation, mitigation and reclamation. Merit Consultants International continued to review construction and project management criteria. They also provided details and rates for alternative collective bargaining construction agreements.

All major building structures for the crusher, process plant, service complex, etc were assessed with respect to pre-engineered versus custom engineering plus labour productivity and cost, material unit rates and construction equipment content. Project construction productivity and costs were adjusted to those recently experienced on BC mine projects. Mine engineers examined mining/milling rates of 60,000 and 90,000 tonnes per day along with a reduced mine plan of 400 million tonnes and stripping ratio of 1:1, respectively. The intent was to determine which production rate and plan was better suited for a mine production schedule and mill throughput that considered current metal price and exchange rate forecasts. Following the 60,000 and 90,000 tonnes per day investigations, Taseko engineers and outside consultants conducted detailed optimization investigations for mine production schedules and milling rates of 70,000, 75,000 and 80,000 tonnes per day. A series of pit development plans were investigated, along with decreasing cut-off grade and stockpiling strategies. Waste excavation deferral programs were also examined. Mine-related activities included compilation of the Prosperity economic model with the most recent operating costs, smelter charges, treatment terms, metal prices and exchange rate forecasts. As previously noted, operating costs were rationalized by using those experienced for identical activities at Gibraltar Mine. Facilities would require only one primary crusher and a single overland conveyor to a coarse ore stockpile rather than the dual system originally considered necessary. This large cost saving has been incorporated into the economic evaluations.

In March 2000, subsequent to economic analyses and mining plan optimization studies undertaken by Taseko, a revised processing rate of 70,000 tonnes per day was adopted for a detailed study of the Prosperity Project. The study addressed mining, processing, environmental, ancillary facilities and infrastructure required for completion of the financial and technical evaluation of the Project. It includes a project management plan and summary project schedule, and cost estimates to bring the Project into operation, and an economic analysis. The 2000 work was based on an in-pit resource estimated to be 490.8 million tonnes grading 0.22% copper and 0.43 grams Au/tonne at a $3.25/tonne net smelter return cut-off. This material is within the grade model constructed by Giroux in 1998 from the geological interpretation and rock modelling done by Taseko personnel. The open pit mine design, mine plans, mining capital and operating costs were prepared by Nilsson Mine Services Ltd. with the assistance of the engineering staff of Gibraltar Mines Ltd. Kilborn developed the mill flow sheet in conjunction with the Gibraltar engineering staff. Butterfield Mineral Consultants Ltd. conducted a study of the saleability of the Prosperity concentrate. Pilot plant tailings aging tests continued until August 2000 when the 36-month analyses were completed. The tailings aging tests tables for the 1998 Pilot Plant report were also updated for environmental requirements of the Project Reporting. Electrical transmission design engineers Ian Hayward International Ltd. designed the 230 kilovolt (kV) transmission line, provided the detailed material take-off and selected the right-of-way to the site from the BC Hydro Dog Creek substation.

The latest mining/milling optimization work has detailed much of the engineering work beyond that conducted previously by considering two major initiatives. Firstly, environmental analyses were reviewed and the waste rock storage criteria revised, enabling reduced truck haulage requirements. Secondly, application of current and actual Gibraltar mine equipment operating costs resulted in reduced overall mining costs.

The most suitable waste rock and tailings storage designs were incorporated into the development. Reduced milling costs were achieved by increasing the primary grind specification from 160 microns to 200 microns. This improvement was determined through additional metallurgical reviews. Cost effective construction criteria, investigated by Merit Consultants, were applied to all major structure cost estimating.

Environmental studies and agency liaison activities continued for the governmental review and project certification/permitting. Reactive rock classification analyses led to better-defined waste handling and storage requirements for the benefit of the mine operation schedules.

The Prosperity Project continued its public communication and consultation program. Its Williams Lake Project office was relocated to the Gibraltar mine site in 1999 to improve operational efficiencies. Extensive information exchange and dialogue on the Prosperity Project has occurred, fully meeting the requirements set forth in the Project Report Specifications.

HYPOTHETICAL OPERATING SCENARIO, ECONOMICS

Engineering work by Kilborn and others has determined that Prosperity deposit is technically amenable to open pit mining. A four phase mining plan was designed in which the life of mine strip ratio would be 0.72:1. Under the 70,000 tonnes per day scenario, the project would have a 16-year mine life and a 20-year project life, producing, on average, 235,920 ounces of gold and 102 million pounds of copper per year. Low-grade mineralized material mined over the first 14 years would be stockpiled and processed in the last four years. Mineralized material and waste rock would be mined by conventional drilling, blasting, loading and truck hauling methods.

Gold and copper would be recovered as concentrate employing conventional crushing, grinding and stage flotation technologies. Recoveries would average 70.2% gold and 86.6% copper. A concentrated grading 24.5% copper, 38.8 grams Au/tonne and 89 grams Ag/tonne would be produced. Average annual concentrate production would be 188,885 tonnes (dry). Tailing and waste rock would be storied in an impoundment on site in Fish Lake. Reclamation plans include a fish enhancement plan to compensate for fish habitat lost in Fish Lake. Concentrate would be transported to the Port of Vancouver BC, and shipped overseas for smelting and refining. Supplies would be trucked to site. Power will be supplied by BC Hydro; annual requirements are estimated to be 819.5 gigawatt-hours/year via a 230-kilovolt transmission line that would require construction over a distance of 124 km to the site.

Cost engineering and economic analyses demonstrate that the mine-mill complex would have an average life of mine estimated site operating cost of Cdn$4.99 per tonne of mineralized material and a net smelter return (monies actually received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment-refining charges and penalty charges) of Cdn$7.82 per tonne. Initial capital cost for the mine, mill, ancillary facilities and infrastructure is estimated to be Cdn$684 million (capital costs varies from Cdn$400 - $800 million depending on throughput assumptions of 60,000 to 120,000 tonnes/day). The pre-tax discounted cash flow rate of return (DCFROR) of 3.1% was determined using long-term average price projections. These are: gold at US$350/oz; copper at US$1.00/lb; silver US$6.50/oz and an exchange rate of US:Cdn $0.68. A sensitivity analysis indicates that the DCFROR is most sensitive to the currency rate exchange variable. For example, a 20% reduction in the exchange rate results in a DCFROR of 11.9% and a 20% increase in the exchange rate would result in a DCFROR of -5.2%. It is also sensitive to gold head grade, gold recovery, copper variables and operating cost. For example, a 20% decrease in operating cost gives a DCFROR of 7.6% and a 20% increase reduces the DCFROR to -2.4%. It is least sensitive to smelter terms and initial project capital cost. These rates of return are not sufficient to justify construction of a mine at the Prosperity Project given current copper and gold prices.

A draft report on the detailed engineering studies was provided in December 2000 by Kilborn Engineering Pacific Ltd. Engineering studies will continue, but are not expected to be completed to a definitive result for some time while Taseko focuses its resources on the Gibraltar project which, because of established mine plant and equipment, has some likelihood for near term feasibility.

HARMONY PROJECT

Pursuant to an Arrangement Agreement dated February 22, 2001 (the "Arrangement Agreement") among Taseko, Misty Mountain Gold Limited ("Misty Mountain") and Gibraltar Mines Ltd. ("Gibraltar"), Taseko's wholly-owned subsidiary, Gibraltar agreed to purchase the Harmony Project from Misty Mountain as part of the reorganization of Misty Mountain under a statutory (BC law) "plan of arrangement" (a form of reorganization). Misty Mountain is a company incorporated under the laws of British Columbia, and its common shares are listed on the TSX Venture Exchange and quoted on NASDAQ's Over-the-counter bulletin board, and has been renamed Continental Minerals Corporation ("Continental") (TSX Venture: KMK) (KMKCF. BB, CIK#782879). Misty Mountain is related to Taseko with a majority common directors, and each company is under a management services agreement with Hunter Dickinson Inc. The transaction was completed in October 2002. (See Item 7B).

LOCATION AND ACCESS

The Harmony Gold Project is located at latitude 53o 31' N and longitude 132o 13' W in the Skeena Mining Division, on Graham Island, Queen Charlotte Islands-Haida Gwaii, B.C., Canada. Graham Island is the largest island in the Queen Charlotte archipelago. The Queen Charlotte Islands-Haida Gwaii, are approximately 89 km west of the British Columbia mainland, 159 km southwest of the city of Prince Rupert, and approximately 770 km northwest of Vancouver.

The "Specogna Deposit" is the name of the principal zone of gold mineralization on the mineral claims comprising the Harmony Gold Project, and is located near the centre of Graham Island. The deposit lies within an area of gently rolling small hills to the east of steeper, more mountainous terrain. Elevations in the area range from 70 to 225 m. The terrain is covered by second growth forest.

The Harmony Gold Project is easily reached by existing high capacity industrial logging roads from the towns of Port Clements, Masset and Queen Charlotte City. By road, the Property is approximately 40 km from Queen Charlotte City and 30 km from Port Clements. Graham Island is readily accessed by ferries and commercial barges and shipping from both Prince Rupert and Vancouver. There are also daily commercial flights from Vancouver. Misty Mountain has established camp accommodation, administration and transportation facilities on the site and in the town of Port Clements, British Columbia.

The regional climate is moderate, with the average winter temperature being 1.7o C and the average for the warmest summer month being 14.4o C. Average annual precipitation is 2 m.

MINERAL CLAIMS

The Harmony Gold Property comprises of 50 four post mineral claims, 37 two post mineral claims and one fractional claim, totalling 970 claim units and 24,250 ha. The deposit-area claims are in good standing until June 29, 2009.

HISTORY AND PREVIOUS EXPLORATION

Jarositic (ochre or brown coloured alunite mineral) gossan and spectacular quartz stockwork (a network of veins at variable orientations) veining were discovered in 1970 by Efrem Specogna and Johnny Trico while prospecting along the trace of the Sandspit fault zone. The vein and wallrock samples carried gold, and claims were located to cover the prospect in 1970.

Several of the Harmony Gold Project claims were optioned by different companies during the period 1970 to 1975. Kennco Exploration (Western) Limited conducted the first geological mapping, geochemical surveys and drilled two packsack diamond drill holes totalling 55.2 m (181 ft). In 1972, Cominco Ltd. drilled nine holes, totalling 501 m (1,634 ft), before relinquishing its option. In 1973, Placer Development Limited explored the Property, and from 1974 to 1975, Quintana Minerals Corporation drilled 18 percussion holes, totalling 603 m (1,978 ft), four packsack diamond drill holes, totalling 58 m (187 ft), and five BQ holes, totalling 718 m (2,356 ft).

In 1977, Consolidated Cinola Mines Ltd. ("Consolidated Cinola"), entered into an option agreement to purchase certain claims from Mr. Specogna, who was at arm's length. Misty Mountain exercised the option to acquire title to the claims in 1979. In 1979, Consolidated Cinola entered into a joint venture agreement with Energy Reserves Canada Ltd. ("Energy Reserves") to explore the Property, with Consolidated Cinola acting as operator. By 1984, Consolidated Cinola, on behalf of the joint venture, had completed 231 drill holes, totalling about 30,116 m (98,806 ft) of drilling. In 1981, 465 m of an underground drift and crosscuts were excavated for a metallurgical bulk sample. A 45 tonne per day pilot mill was established on the Property and about 5,200 tonnes from the underground workings were treated on site. In September 1982, the joint venture completed a feasibility study using a 13,000 to 15,000 tonnes per day throughput with gold extraction based on a complex roasting process. The joint venture, however, did not proceed to develop a mine on the Property. In August 1984, Misty Gold Inc. ("Misty Gold") acquired Energy Reserve's interest in the Property and in November 1985, Consolidated Cinola acquired 100% of the issued and outstanding shares of Misty Gold by the issuance of 1,500,000 shares of Consolidated Cinola.

On December 6, 1986, a significant interest in Consolidated Cinola was acquired by Australian interests and its name was changed to City Resources (Canada) Limited ("City Resources"). From 1986 to 1988, City Resources drilled 83 diamond drill holes and 64 reverse-circulation drill holes, totalling 13,356 m (43,819
ft), re-logged 182 previously drilled core holes, carried out specific gravity measurements on 418 core samples, completed 117.6 m (386 ft) of underground development in order to obtain a bulk sample, conducted bench scale metallurgical testing, and developed proposed tailings disposal areas and open pit scenarios. In December 1987, Wright Engineering Limited completed a feasibility study for City Resources who elected not to proceed with further development due to financial problems in Australia.

In 1989, Barrack Mines Limited ("Barrack") became the principal shareholder and manager of City Resources, through a wholly-owned Canadian subsidiary, Barrack Mine Management Inc. and commissioned Dr. Peter Dowd (Leeds University) to complete a re-evaluation of the Property's reserves. The study was completed in March 1990 and resulted in a new estimate of the geological resource. Following a feasibility study prepared by Davy McKee, Barrack Mine Management Inc. discontinued further work due to corporate financial problems. Misty Mountain had expended approximately Cdn$30.3 million on the Harmony Gold Project (the Property) to December 31, 1993.

In December 1993, Barrack's controlling interest in City Resources was acquired by another group of Australian investors who re-organized the corporation and renamed the corporation, Misty Mountain Gold Limited ("Old Misty") in March 1994. In 1994, Romulus Resources Ltd. ("Romulus") was granted an option on the Property and on November 6, 1995, Romulus and Old Misty merged pursuant to a Plan of Arrangement and the corporation continued operations under the name Misty Mountain Gold Limited. From October 1995 to the end of 1996, Misty Mountain drilled 147 NQ sized (1 7/8" diameter) diamond drill holes, totalling 34,628 m, on a systematic grid pattern. The combined exploration and development expenditures of Romulus and Misty Mountain on the Harmony Gold Project in 1995-1996 were approximately Cdn$10.34 million. The diamond drill program better defined the distribution of gold throughout the deposit.

In 1997, Misty Mountain completed four diamond drill holes, totalling 1,999 m, targeted on the down dip extension of the ore-hosting structure, and these holes confirmed the presence of the structure. Concurrently, forty line-km of Induced Polarization geophysical and soil geochemical surveys were completed over the northern strike extension of the Sandspit fault from the Specogna Deposit and over two targets south of the deposit. In addition, metallurgical scoping studies were conducted on a 700 kg representative sample collected from drill core throughout the deposit. This was followed by collection of a 1,700 kg sample from the existing underground adit for a second phase of metallurgical testwork. Misty Mountain expended approximately Cdn$3.28 million on the Property in 1997.

In 1998, four diamond drill holes, totalling 575 m, were drilled to test an induced polarization-resistivity target coincident with the projected northern strike extenuation of the deposit. Second phase metallurgical studies were concluded on the 1,700 kg sample collected in 1997. In 1998, a third phase of test work that required collection and advanced testing on a 4,000 kg sample was completed. A total of Cdn$1.19 million was expended in 1998 by Misty Mountain. In 1999, Misty Mountain continued at a minimal cost, the review of the various options for mining and processing scenarios with a view to future preparedness should metals prices strengthen.

REGIONAL GEOLOGY

The Queen Charlotte Islands-Haida Gwaii are within the Insular Belt of the Canadian Cordillera. The Islands are separated from the Pacific Ocean plate by the Queen Charlotte Transform Fault and are included within the Pacific Continental Shelf. The physiographic region has been divided into the Queen Charlotte Ranges, Skidegate Plateau and Queen Charlotte Lowlands. The boundaries between each of these physiographic units follow major northwest trending fault zones.

The Queen Charlotte Ranges extend from Cone Head on Rennell Sound to Cape St. James and include most of Moresby Island, but only a small portion of Graham Island. The range consists of a chain of rugged mountains rising steeply from sea level to 1,125 m, and most of the range is underlain by granitoid rocks of Early Jurassic to Late Cretaceous ages. Many of the higher peaks are formed of Triassic volcanic rocks and some are granitic.

The Skidegate Plateau extends across most of Graham Island and consists of a complex package of Jurassic volcanic and Cretaceous sedimentary sequences that are covered by a thick pile of Early Tertiary lavas. These lavas form much of the plateau surface and erosion has exposed older rocks locally throughout the region.

The Queen Charlotte Lowlands flanks the Skidegate Plateau on the northeast and extends from Langara Island in the north to Gray Bay in the south. It includes the largest part of Graham Island. The northwest portion consists of Jurassic and Cretaceous sedimentary rocks cut by large Tertiary dykes and plutons. To the east relatively flat-lying Early Tertiary lavas occur in a slightly uplifted peneplain (land surface worn down to nearly flat or undulating plain) which is overlapped further eastward by Early Tertiary sedimentary rocks. The Late Tertiary faulting along the Sandspit and related faults was the mechanism for the uplifting and downwarping forming the basin.

Epithermal gold deposits, like Specogna, have been explored and developed all over the world and are most prevalent along the Pacific Rim. Pacific Rim epithermal gold deposits are associated with Tertiary subduction-related (related to process of one lithospheric plate descending beneath another) volcanoplutonism, commonly within island arcs occurring at convergent plate boundaries. In tectonic settings of oblique convergence, the plates slide past each other and major transcurrent fault systems (series of near-vertical faults with displacement parallel to strike) accommodate much of the displacement (eg. Queen Charlotte fault). Numerous subsidiary, parallel faults also develop as a result of this oblique plate convergence (eg. Sandspit fault). Other subsidiary fault structures also form between the strike slip faults and often represent sites of compression (forces and stresses that tend to decrease the volume of or shorten a substance) or dilation (opening) due to the differential movement of these transcurrent faults. It is these dilational settings within fault systems that are favourable for epithermal gold mineralization (eg. Specogna Deposit).

PROPERTY GEOLOGY AND MINERALIZATION

Work by previous operators and geologists provided a detailed account of the lithologies present at the Specogna Deposit.

The Sandspit fault controls the Specogna Deposit structurally. It is a right lateral transverse-normal fault of significant but unknown lateral movement, with its eastern side down dropped at least several hundred metres. It has a dip of 40 to 60o to the east. The western side and footwall of the fault is underlain by Cretaceous Haida Formation mudstones. The eastern side of the fault is underlain by Miocene Skonun Formation sandstones, siltstones and more dominant conglomerates.

Dacite dykes of Tertiary age have intruded along the fault. Contemporaneous, pervasive silicification (addition of silica), hydrothermal brecciation (physical change brought about by the introduction of hydrothermal fluids), stockwork and banded quartz veining and gold mineralization have developed along the hangingwall of the fault. This extends for a strike distance of at least 800 m, eastwards from the fault at least 200 m and to a depth of at least 240 m. Silica sinters observed close to surface indicate that not much of the deposit has been eroded.

Pyrite and marcasite (iron sulphides, marcasite is white pyrite) are the dominant metallic minerals. Gold occurs as native gold and electrum (an alloy of gold), which are commonly visible. Silver is alloyed with gold. No silver minerals other than gold-silver alloys have been identified in the deposit.

Gold is present in anomalous concentrations in the outer rims of finely disseminated pyrite in wallrock within a broad zone of potassic (related to potassium) alteration and silicification. Higher concentrations of gold are associated with hydrothermal veins and breccias. Free gold occurs dominantly in quartz veins, often at or near their margins. The veins are typically of light grey quartz and secondarily of banded light and dark grey quartz. Many of the veins containing visible gold are less than five cm wide. Within the hydrothermal breccia, visible gold grains occur in brown/grey chalcedonic (very fine-grained) quartz matrix. Visible gold is also seen in quartz veins within wallrock fragments incorporated in hydrothermal breccia.

A wide spectrum of technical scoping studies and investigations of environmental considerations have been ongoing to provide a framework to develop a comprehensive Specogna Deposit Scoping Study. These activities include socio-economic considerations, environmental analyses, deposit modelling, resource estimates, site facilities location, mine designs, infrastructure planning, mineralogy and metallurgical studies. Conventional metallurgical processes for the recovery of gold have been evaluated including gravity, flotation, biooxidation, leaching and heap leaching.

Structural and geological analyses of the Harmony Gold Project claims have identified areas with further exploration potential. To take advantage of the favourable geological features in the region, claims were staked by Misty Mountain to cover approximately 25.7 km of strike length of the key Sandspit fault.

ESTIMATES OF MINERALIZATION

The Specogna deposit contains estimated measured and indicated mineralized material (mineral resource) of 64 million tonnes grading 1.53 grams Au/tonne and 21 million tonnes of mineralization (inferred resource) grading 1.04 grams Au/tonne. These estimates were calculated using a 0.60 grams Au/tonne cut-off.

The mineralized material was estimated in 1997 by M. Nowak, P.Eng., based on 81,500 m of diamond drilling in 543 drill holes, including 151 diamond drill holes (36,325 m) completed by the Company. G. Giroux, P.Eng, M. Nowak, and others reported the detailed classification of the mineralized material (resource) in February 2001. Also in 1997, Independent Mining Consultants Inc. of Tucson, Arizona estimated in-pit material of 64 million tonnes grading 1.52 grams Au/tonne using a 0.60 grams Au/tonne cut-off. For the in-pit estimate, it was assumed no rock grading less than 0.60 grams Au/tonne (0.018 ounces per ton) would be processed, yielding an overall waste to ore stripping ratio of 0.82 tonnes of waste to 1 tonne of ore for an open pit mine model.

SAMPLE ANALYSIS AND SECURITY

During the period from 1971 to 1989, the companies conducting exploration sent either split or sawn half core samples for assaying. Samples were taken continuously over lengths ranging between 1.5 to 2.0 m, crossing lithologic boundaries in most instances. Early gold analyses included chemical extraction followed by gravimetric or Atomic Absorption (AA) finish. Check assaying procedures were included at various laboratories including Chemex, Bondar Clegg, General Testing and Bell-White Labs.

Drill core sample lengths chosen by Misty Mountain were varied to selectively isolate vein material and to avoid sampling across lithologic boundaries. Samples, totalling 22,421 in number from 35,652 m of core, for the most part ranged between 1.75 and 2.25 m (actual range 0.06 - 6.10 m) in length. Whole NQ2 core rather than half core was sampled to obtain maximum assay precision.

Sample preparation was carried out at Min-En Laboratories in North Vancouver, B.C., where drill core was crushed to 60% passing 10 mesh and pulverized to 90%
- 150 mesh. Prepared samples were sent to Chemex Labs Ltd. for mainstream assay and to CDN Labs for check assay. A one assay ton charge was used for gold fire assay with an AA finish; a one gram sample was assayed for silver by AA. All samples were sent for 32 element ICP analysis. A total of 23,690 prepared samples was analysed at Chemex and 1,132 prepared samples was analysed at CDN using a similar assaying procedure.

Three property standards were prepared to approximate lithologic type and corresponding gold grade, and one of three was inserted into the sample stream. Approximately one in 20 standards was randomly inserted in the mainstream pulps, while one in 13 was inserted in the duplicate pulps. Performance of the three standards assayed, along with the mainstream samples at Chemex, was monitored by comparing the results over time with the mean and tolerance limit values. Of the 1,209 primary results, a total of 48 or 4% were outside of the set tolerances. A re-run of the batches containing the offending standards was re-assayed, resulting in 15 or 1.2% outside of the set tolerances.

SAMPLE SECURITY

Sample pulps are stored in the Company's warehouse at Port Kells, British Columbia. Drill core is stored at site.

METALLURGY

Metallurgical testwork completed prior to 1987 fell short of arriving at an economically and environmentally viable ore treatment/gold extraction process for the Specogna Deposit. Since 1996, Misty Mountain has pursued a comprehensive program of extending the previous testwork and exploring other potentially viable process options for the recovery of gold, including gravity, flotation, bio-oxidation of flotation concentrate, bio-oxidation of whole ore, carbon-in-leach cyanidation and thiosulphate leaching. This work has included a reassessment of the ore deposit mineralogy, geology and characteristics of gold mineralization. The reassessment of pre-1987 metallurgical sampling discovered that the previous pilot plant bulk sample material was unrepresentative of the overall deposit, having been collected predominantly from a thin horizontal unit that comprises only about 7% of the overall in-pit rock.

Metallurgical samples for the 1997 and 1998 testwork were carefully selected so as to be representative of the overall in-pit rock units. Bench scale tests of these samples have revealed acceptable gold recoveries both through collection and treatment of a sulphide concentrate and through direct bio-oxidation of whole ore followed by gold leaching. Work is required optimize the processes from an economical perspective and confirm initial results by applying these same processes to larger, representative samples.

ENVIRONMENTAL CONSIDERATIONS

Perceptions of possible acid rock drainage have been the main environmental concern relating to the Harmony Gold Project, based on the previously proposed large scale, open pit mine plan. The location and size of waste rock sites proposed in that plan was also a concern. The previous mine plan was a concern of First Nations and other community people, however, local citizens have not prevented any development work. The area has been extensively logged and permitting efforts by former operators on the Property were well advanced. Misty Mountain initiated base line environmental, wildlife, fisheries, climate, hydrology and vegetation monitoring studies. These studies were initiated before the commencement of the 1995 exploration work in order to establish both Misty Mountain's intention and desire for the utmost integrity of the database and to establish a firm foundation for future permitting, as the Company recognized that successful development of the project must be done in a safe, environmentally responsible manner, which will maximize benefits to regional communities. The open, co-operative consultation process with all stakeholders, with specific attention to the First Nations community, merged with successful exploration results and utilizing low impact, proven, conventional mining methods, applicable to gold production from epithermal gold mineralization initiated by Misty Mountain would also be the intention of Taseko.


ABORIGINAL (OR "FIRST NATIONS") ISSUES

The Queen Charlotte Islands-Haida Gwaii, including the area surrounding the Harmony Gold Project, are subject to aboriginal peoples' land claims. Aboriginal land claims are subject to the B.C. Treaty Commission Legislation and the B.C. Treaty Commission, both established in 1993. The Commission facilitates and manages a six stage process whereby the Government of Canada, the Government of British Columbia and a First Nation negotiate a treaty settlement. The Council of Haida Nations (the First Nation claiming jurisdiction over the area of the Harmony Gold Project) is presently in the second stage, Preparation for Negotiations. The British Columbia government has stated a policy that settlements will not adversely affect existing tenures in the settlement areas.

In late 1999, the First Nations people on Graham Island launched a lawsuit against the Government of British Columbia (Ministry of Forests). In the suit, the First Nations peoples challenged the ability of government to issue effective permits for resource development on the Queen Charlotte Islands. Due in part to this uncertainty, Misty Mountain's management deferred further work on the project, as has Taseko's. In late 2000, a decision was rendered on the lawsuit. The First Nations lost its application to have the permit set aside. However the Court went on to create a new moral duty on the part of the exploration companies to consult with First Nations, and also introduced some new uncertainties. Although the decision did not decide whether the First Nations hold aboriginal title to the Queen Charlotte Islands, the judge accepted to some degree that at least some of the lands are subject to aboriginal title or rights and contingent on future land claims negotiations.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Taseko is currently an expenditure-based organization whose business strategy is to acquire, explore and conduct detailed engineering and economic analysis of mineral deposits which have large tonnage and multi-year operation potential. None of Taseko's currently held or to be acquired mineral deposits currently hosts mineralized material which can be said to be "ore" or feasibly economic at current metals prices, although the Gibraltar Mine, taken out of production and put on standby in 1998 is capable of near term reactivation if copper prices strengthen significantly, subject to $25 million in restart costs using its current processing facilities. In addition, in 2000-2001, the Gibraltar Mine has been the subject of research work, described herein, which could significantly reduce the operating cost per pound of copper produced but would require a significant (in excess of $100 million) capital investment.

Under Taseko's accounting policies (which are acceptable under Canadian and U.S. generally accepted accounting principles), exploration and corporate/administrative expenses are written off yearly and property acquisition expenses deferred (or capitalized). Such acquisition costs are written off when Taseko seeks to abandon a property due to exploration program results that appear to warrant abandonment or when it appears that the deferred costs may not be recoverable. Acquisition costs and exploration expenditures are usually financed through a combination of cash and common share issuances.

As an expenditure-based corporation, Taseko's results of operations are often evaluated on an "event driven" basis. Results of operations are difficult to quantify given that the product of these expenditures relates to the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a deposit's size and continuity. It is difficult to evaluate the success of operations in a fiscal year by reference to the financial statements, given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Taseko's operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics. Although Taseko calculates an annual loss per share (which has varied over a range of $0.21 to $2.32 over the last three fiscal years), Taseko is of the view that its share price does not vary in accordance with the loss per share statistic but rather Taseko share prices vary with the price of the underlying market for copper and gold and the outlook for these metals.

Taseko's financial statements are prepared on the basis that it will continue as a going concern. Given that Taseko has no source of significant revenue, this assumption is always subject to the further assumption that there will continue to be investment interest in funding large tonnage metal deposits, which are not known to be economic in the current environment. Taseko can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of its resource project and the net realizable value could be materially less than Taseko's liabilities with a potential for total loss to Taseko shareholders.

Taseko does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar (US$1.00: Cdn$1.61 to $1.45) during these three years. During the years presented, the Company has not entered into foreign currency forward contracts or other derivatives to mitigate the impact of exchange rate fluctuations on its operating results. For additional details respecting the five-year historical exchange rates, see Item 4. Taseko has not been significantly affected by government economic, fiscal, monetary or political policies, and the outlook for Taseko's assets primarily relate to the outlook for gold and copper. For information relating to the historical prices for copper and gold, see "Item D, Trend Information" below.

OPERATING RESULTS

FISCAL 2002 COMPARED WITH FISCAL 2001

During the 2002 fiscal year, Taseko received $551,842 in interest income, as compared to $1,110,431 for the 2001 fiscal year. Interest income decreased in 2002 due to lower yields on investments.

Expenditures in fiscal 2002 were $6.5 million, which were significantly decreased from the $11.5 million spent in fiscal 2001. The main decreases in fiscal 2002 were for exploration (2002 - $2.1 million; 2001 - $3.9 million) and the refinery project (2002 - $1.7 million; 2001 - $3.6 million). Essentially all of the exploration expenditures in 2002 related to Gibraltar for mine planning, associated with the monitoring concentrate contracts and other opportunities for re-start of the mine, and assessing other projects such as the landfill site; and site activities, including reclamation and equipment maintenance.

Expenditures also decreased in the following areas in fiscal year 2002: legal, accounting and audit (2002 - $0.3 million; 2001 - $0.5 million), consulting (2002 - $0.1 million; 2001 - $1.8 million) and office and administration (2002 - $0.2 million; 2001 - $0.7 million).

The Company's loss for the year is $6.5 million compared to $58.2 million in 2001. The loss in 2001 was due primarily to asset write downs. Taseko previously held an interest in the Harmony project that was valued at $0.6 million. This interest was written down as part of the acquisition of the remaining interest in the project in fiscal 2002, and constitutes part of the loss for the year.

FISCAL 2001 COMPARED WITH FISCAL 2000

During the 2001 fiscal year, Taseko received $1.11 million in interest income, an increase from $0.68 million earned in the same period of 2000, due to an increase in funds on deposit for future reclamation. The Company has spent $3.86 million on exploration and Gibraltar Mine care and maintenance expenses, $1.75 million on consulting fees and $3.57 million on testwork and feasibility-level engineering studies related to the Gibraltar Refinery, and $2.36 million on corporate administration.

The Company's loss before other items for fiscal 2001 is $10.43 million, compared to $5.91 million in fiscal 2000. The increase is largely due to the expenditures on the Gibraltar Refinery studies. Due to the extended depressed conditions in the metal markets, and in accordance with its accounting policy, the Company wrote down the acquisition costs of each of the Prosperity and Gibraltar projects to $1000 and wrote the inventory at Gibraltar down to a net realizable value (described above).

Office and administrative costs (2001 - $0.68 million) have decreased over that spent in fiscal 2000 (2000 - $0.80 million) as activities have been focused on Gibraltar. Corporate capital tax increased from $0.09 million in 2000 to $0.21 million in 2001, as the 2001 balance includes some capital for 2000 related to the Gibraltar Mine.

Legal, accounting and audit costs have increased in 2001 (2001 - $0.48 million; 2000 - $0.20 million) related to the costs for the Misty transaction, and also to additional funding activities, documentation, auditing and legal costs associated with the Gibraltar Refinery studies.

Consulting fees also increased from $0.10 million in fiscal 2000 to $1.75 million in 2001, and are related primarily to fees for services to obtain financial assistance for the Gibraltar CESL Refinery project. Approximately $1.4 million was paid and later expensed to Procorp Services Limited Partnership ("Procorp"), a related entity, for technical, financial, management and marketing services for development of the proposed refinery at Gibraltar (see
Item 7B(b) and Liquidity and Capital Resources - Fiscal 2001 Compared to Fiscal 2000 below).

Expenditures on exploration and maintenance over in fiscal 2001 have decreased to $3.86 million from $4.46 million in 2000. The breakdown of exploration expenditures to September 30, 2001 is $3.26 million on Gibraltar (2000 - $3.38 million), $0.39 million on Prosperity (2000 - $1.08 million), and $0.21 million on the Westgarde property (2000 - $Nil).

Expenditures on Gibraltar in 2001 were divided between care and maintenance activities at site and engineering studies related to the feasibility-level and scoping-level studies of the hydrometallurgical refinery described above. The refinery expenditures at fiscal year-end are reported separately (see paragraph one above, and at December 31, 2001 see Liquidity and Capital Resources - Fiscal 2001 Compared to Fiscal 2000 below). Site activities ($2.50 million) include reclamation, monitoring and maintenance of tailing pond and plant facilities, and ongoing water treatment and administrative costs. Care and maintenance costs, approximately $0.2 to $0.3 million per month, are expected to continue as long as the mine is on standby.

Expenditures on geological work for Gibraltar to September 30, 2001 are $0.55 million (2000 - $0.35 million); most expenses were incurred in the first half of the year. Activities included direction of the geophysical (IP) survey at site as well as interpretation of results and planning for follow up exploration, and assessment of samples for metallurgical testing and environmental studies for the refinery. A re-estimate of the mineral resources was also done during the year.

Spending on Prosperity has decreased substantially from 2000 and early 2001 when detailed engineering studies were underway. Mine planning (2001 - $0.15 million; 2000 - $0.11 million) and some geological work (2001 - $0.07 million; 2000 - $0.03 million) were done in conjunction with these studies mainly during the first six months of the fiscal year.

B.       LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

Historically Taseko's sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. As a consequence of the acquisition of the Gibraltar Mine in 1999, Taseko also received funding pursuant to a $17 million convertible debenture financing commitment executed by Boliden Westmin (Canada) Ltd. Of this $17 million commitment, Taseko received $4 million in fiscal 1999, $4.5 million in fiscal 2000 and the $8.5 million balance in fiscal 2001. Taseko also issued common share capital in each of fiscal 2000 and 1999 pursuant to private placement financings and upon the exercise of warrants and/or options. Taseko's access to exploration financing when it is not transaction specific, such as with the Gibraltar Mine acquisition, is always uncertain. Taseko has no assurance of continued access to significant equity funding.

FISCAL 2002 COMPARED TO FISCAL 2001

As a consequence of the acquisition of the Gibraltar Mine in 1999, Taseko received funding pursuant to a $17 million non-interest bearing convertible debenture financing by Boliden Westmin (Canada) Ltd. Due to the convertibility of the debenture into common shares at the holder's or Taseko's option, the $17 million Gibraltar debenture is classified in the equity rather than debt accounts of Taseko's balance sheet.

The asset shown as reclamation deposits, totalling $18.6 million, including interest, is to be used at a later date for reclamation purposes at Gibraltar and Harmony. As a result of progressive reclamation work and a landfill project reducing liability costs at Gibraltar, $2.5 million was released from the cash reclamation fund subsequent to year-end, in December 2002.

At September 30, 2002, the reclamation liability was $32.7 million and is secured by reclamation deposits and plant and equipment. The equity item shown as tracking preferred shares is the book value of the 12,483,916 tracking preferred shares of Gibraltar which were part of the cost to acquire the Harmony gold project from Misty Mountain Gold Ltd. The tracking preferred shares are designed to track and capture the value of the Harmony gold property and are convertible into common shares of the Company upon a realization event such as a sale to a third party or commercial production at the Harmony gold property.

On March 28, 2002, the Company  announced that it had agreed to privately  place
2.1 million shares with arm's length creditors in order to settle $840,000 of liabilities, and subsequently received approval from the TSX Venture Exchange. The settlement was completed during the third quarter of fiscal 2002.

At the end of August 2002, the Company completed a $190,815 financing (net of issue costs) to privately place 414,850 units at a price of $0.50 per unit with sophisticated investors and institutions outside of Canada. Each unit was comprised of one common share and a common share purchase warrant exercisable at $0.55 until December 27, 2003. The common share purchase warrants were subject to a regulatory four month hold period and are subject to an accelerated 45-day expiry if the closing price of the common shares as traded on the TSX Venture Exchange is at least $0.83 for any 10 consecutive trading days.

At September 30, 2002, Taseko had a working capital deficiency of $4.3 million, as compared to a deficiency of $3.59 million at the end of the third quarter. The Company had 33,921,663 issued and outstanding common shares.

Subsequent to year-end, in December 2002, Taseko closed equity private placements with Canadian investors of its securities totaling $4.24 million. The placements included $655,500 of common shares at a subscription price of $0.30 per common share, $1,269,600 of units at a price of $0.30 per unit, and
$2,315,000 of flow-through units at a subscription price of $0.40 per flow-through unit. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each flow-through unit consisted of one flow-through common share and one-half of a non-transferable common share purchase warrant.

Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.50 until December 31, 2004. The common share purchase warrants are subject to a regulatory four month hold period and a 45-day accelerated expiry if the closing price of the common shares as traded on the TSX Venture Exchange is at least $0.75 for any 10 consecutive trading days, in which event the holder will be given notice of the expiry of the warrants.

Dundee Securities Corporation, to the extent of $1,725,000, and Strand Securities Corporation and certain other agents, to the extent of $250,000, have collectively acted as Agents for the private placement of flow-through units. The Agents' compensation included a cash fee equal to 6% of the gross proceeds and broker warrants entitling them to purchase that number of common shares, which is equal to 6% of the number of flow-through units sold. The broker warrants are exercisable at $0.40 per common share and expire on December 31, 2003.

The common shares, the flow-through common shares, the warrant common shares and the broker warrant common shares are subject to a hold period in Canada, which expires May 1, 2003.

The net proceeds of the units and common shares will be used for general working capital and corporate purposes. Taseko will utilize the gross proceeds of the flow-through financing to undertake a program to follow up on deposit-scale targets outlined by geophysical surveys completed on the Gibraltar property, and to evaluate other potential exploration projects that may be of interest.

The Gibraltar Engineering Services Limited Partnership ("GESL Partnership") was formed to conduct engineering and contract operation service support for a determination of the feasibility of the CESL hydrometallurgical copper refinery process to be potentially used at Gibraltar and possibly, other similar copper deposits in British Columbia, owned by third parties, but which also produce copper in concentrate.

Partnership business expenses are shown in the Consolidated Schedule of Refinery Project Expenses. As previously disclosed, $4.85 million was expended on the Gibraltar Refinery Project in fiscal 2001 and in the 3 months ended December 31, 2001. This amount represents work carried out by Taseko, Gibraltar, and HDI personnel and third party contractors retained by the GESL Partnership, and billed by all those parties to the GESL Partnership. Of this work, $1.85 million was actually funded by GESL Partnership investors as of December 31, 2001 and the balance by HDI, which is owed the funds at that date by Hunter Dickinson Group Inc.("HDGI") a private company owned by family trusts of certain of Taseko's insiders.. HDGI had an investment in the GESL Refinery Process ("GRP") Partnership, and owned the majority of the remaining outstanding units of the GESL Partnership. HDGI subsequently sold its interest in GESL in 2002 at its cost of $3 million, payable in tranches until 2005, to Vancouver businessman Norman Cressey in an arms-length transaction. As a consequence of Taseko's decision to purchase this interest in GESL from Mr. Cressey in 2003, Taseko will record a net decrease in its accounts payable at that time of the equivalent to about $3 million. As at September 30, 2002, the Company had incurred accumulated expenditures of $5.3 million for the Refinery Project, compared to $3.6 million at September 30, 2001.

FINANCIAL INSTRUMENTS

Taseko financed its activities from 1966 through 1999 primarily through the issuance of equity shares through private and public distributions. Certain of these financings were structured to provide a Canadian income tax incentive to make the securities more attractive. The INCOME TAX ACT (Canada) provides certain incentives to encourage exploration on Canadian resource properties including the deductibility of a defined class of "Canadian Exploration Expenses" and "Canadian Development Expenses" which provide deductible pools of resource expenditures deductible against other sources of income. In 1999, Taseko also issued a convertible debenture in conjunction with the acquisition of the Gibraltar Mine, which raised $17 million with a 10-year repayment horizon and with provisions that permit the debenture to be repaid at any time on conversion of the liability into common shares or repaid in cash at Taseko's option after the fifth year. Accordingly, the debenture has been recorded as part of shareholders' equity in the accompanying financial statements rather than a liability as would a conventional debenture.

Taseko keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds that are excess to Taseko's current needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

Taseko does not have any material commitments for capital expenditures and, accordingly, can remain somewhat flexible in gearing its exploration activities to the availability of funds (although administrative expenses are likely to remain at $200,000 per month and Gibraltar Mine standby costs will likely remain in the $200,000 to $300,000 per month range). As of the fiscal 2002 year end, Taseko estimates that the cost of maintaining its corporate administrative activities at approximately $130,000 per month, and the minimum monthly cost to ensure that the Gibraltar Mine remains on care and maintenance (including routine environmental monitoring) is approximately $200,000 per month. The Company and its financial advisors are actively targeting sources of additional funding through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to assure continuation of the Company's operations and exploration programs. However, there can be no assurances that the Company will obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which would differ significantly from the going concern basis.

Subsequent to year-end in December 2002, Taseko closed equity private placements of its securities totalling $4.24 million.

C.       RESEARCH EXPENDITURES

Taseko is a resource expenditure based corporation and, accordingly, does not have a program of intellectual property development or patenting or licensing issues. Taseko has effectively incurred, in conjunction with Cominco Engineering Services Ltd., and via Gibraltar Engineering Services Ltd. Limited Partnership, $5.3 million to explore the feasibility of employing an advanced hydrometallurgical process at the Gibraltar Mine. These expenditures, while funded by third party investors, were eventually borne by Taseko as it purchased the businesses that incurred the expenditures for shares of Taseko in 2002 and 2003.

D.       TREND INFORMATION

As a natural resource exploration company, Taseko's activities are somewhat cyclical as metals prices have traditionally been cyclical in nature. The trend for gold prices over the past few years has been negative, but in early 2002 there have been some price improvements and widely read business journals vary in their predictions for the gold price. Copper is a metal used extensively in the housing and automotive industries; demand for copper varies directly with general economic conditions. Although Taseko's management is not in a position to forecast economic trends, it is aware that as of March 2003, widely read business periodicals continue to predict economic softness until at least mid year, and hence Taseko does not anticipate a significant change in the price of copper or gold in the near term. Taseko believes it has sufficient funds to carry a minimum level of activity for the next two years, which may provide a period of time to seek additional sources of financing.

Copper prices decreased in 2002 due to the global economic slowdown. Copper prices fluctuated over the year in 2002 and averaged US$0.71 per pound, but began to improve at year-end. Prices are projected to increase to about US$0.90/lb by 2004.

The gold price increased significantly in 2002, averaging US$308/oz compared to about US$270/oz in 2001. Gold has continued its uptrend in early 2003, reaching as high as US$380/oz in January, before dropping off to about US$340/oz in February and March 2003.

ITEM 6   DIRECTORS AND SENIOR MANAGEMENT

A.       DIRECTORS AND SENIOR MANAGEMENT

                                                                          SHARES
                                                                    BENEFICIALLY
NAME, POSITION AND                   PERIOD A DIRECTOR                  OWNED OR
PLACE OF RESIDENCE                   OF THE ISSUER                 CONTROLLED(1)
----------------------------------   --------------------------   --------------
Robert George Hunter(2)              Since January 19, 1991       225,800 Shares
Co-Chairman of the Board
and Director
Vancouver, B.C., Canada

Robert Allan Dickinson(3)            Since January 19, 1991        62,982 Shares
Co-Chairman of the Board
and Director
Lions Bay, B.C., Canada

Ronald William Thiessen              Since October 25, 1993        82,300 Shares
President, Chief Executive Officer
and Director
West Vancouver, B.C., Canada

Jeffrey Robert Mason                 Since March 21, 1994               - Shares
Chief Financial Officer,
Corporate Secretary and
Director
Vancouver, B.C., Canada

David James Copeland                 Since March 21, 1994          51,800 Shares
Director
Vancouver, B.C., Canada

Scott Dibblee Cousens                Since October 19, 1992       233,000 Shares
Director
Vancouver, B.C., Canada

T.  Barry Coughlan                   Since February 1, 2001             - Shares
Director
Vancouver, B.C., Canada

Thomas E. Milner                     Since March 28, 2003          24,812 Shares
Director
Williams Lake, B.C., Canada


----------
(1) The information as to shares beneficially owned or controlled has been furnished by insiders and is as of January 31, 2003.

(2) All of these shares are held in the name of 455501 B.C. Ltd., a company controlled by Robert G. Hunter.

(3) All of the shares are held indirectly in the name of United Mineral Services Ltd., a company controlled by Robert A. Dickinson.

(4) As of January 31, 2003, the total beneficial security holdings of the current directors and officers are 655,882 shares (which represents approximately 1.4% of the current issued and outstanding shares) plus 30,000 options (one director) exercisable at $0.50 per share until June 26, 2003, and 2,400,000 options exerciseable at $0.50 per share until September 24, 2004 and 276,596 warrants at $0.58 per share until October 19, 2003 and 183,333 warrants exerciseable at $0.50 per share until December 31, 2004. (See Item 13)

PRINCIPAL OCCUPATION OF CURRENT MANAGEMENT OF TASEKO

RONALD W. THIESSEN, C.A.  - PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Ronald W. Thiessen is a Chartered Accountant in Canada and, for the past several years has had, as his principal occupation, serving as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen is contracted by Hunter Dickinson Inc. (see Item 7), a company providing management and administrative services to several publicly-traded companies including
Taseko, and he focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

ROBERT G. HUNTER - CO-CHAIRMAN OF THE BOARD AND DIRECTOR

Robert G. Hunter has been active as a mining promoter headquartered in Vancouver for a number of years and continues to be active in the mining business although he now semi-retired. Mr. Hunter does not have any technical credentials in mining but through years as a businessman and insurance executive, has developed a network of venture capitalists in the mining field. Mr. Hunter has served as a director of other public companies listed at one time on the NASDAQ or Over the Counter Bulletin Board, TSX Inc., and TSX Venture Exchange. Mr. Hunter is Co-Chairman of Hunter Dickinson Inc.

ROBERT A. DICKINSON, B.SC., M.SC. - CO-CHAIRMAN OF THE BOARD AND DIRECTOR

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

JEFFREY R. MASON, CA - CHIEF FINANCIAL OFFICER, CORPORATE SECRETARY AND DIRECTOR

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and the Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded (TSX, NASDAQ/OTCBB, TSX Venture) mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer and director of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies for which Hunter Dickinson Inc. provides services.

SCOTT D. COUSENS - DIRECTOR

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies for which Hunter Dickinson Inc. (to which he is a director) provides services.

 DAVID J. COPELAND, P.ENG.  - DIRECTOR

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

T. BARRY COUGHLAN, B.A.

T. Barry Coughlan is a self-employed businessman and financier who, for over 18 years, has been involved in the financing of companies on the Vancouver, Toronto and NASDAQ Stock Exchanges. His principal occupation is President and Director of TBC Investments Ltd., a private investment company. He is not employed by nor is he a director of Hunter Dickinson Inc. Mr. Coughlan served as president of the general partner of Concentrated Exploration Limited Partnership.

THOMAS E. MILNER, P.ENG.

Tom Milner is a Professional Engineer with a Bachelors degree in Civil Engineering and a Masters Degree in Mining Engineering, who has 30 years of experience in mine project development and mine operations management in British Columbia and the Philippines. Mr. Milner has been with the Gibraltar Mine since 1994, and is currently Chief Operating Officer and Director of Gibraltar Mines Ltd., a wholly-owned subsidiary of Taseko Mines Limited.

B.       COMPENSATION

During Taseko's financial year ended September 30, 2002 the aggregate direct remuneration paid or payable to Taseko's directors and senior officers by Taseko and its subsidiaries, all of whose financial statements are consolidated with those of Taseko, was $185,204. This figure includes any portion of remuneration received by the named person as an officer or employee of Hunter Dickinson Inc. that is attributable to Taseko's affairs. The direct remuneration paid or payable to Company's directors and senior officers by subsidiaries of Taseko, whose financial statements are not consolidated with those of Taseko, except for Mr. Milner who was appointed a director after the 2002 year end, was nil.

Robert G. Hunter, Co-Chairman of the Board of Directors and a director of Taseko, Robert A. Dickinson, Co-Chairman of the Board of Directors and a director of Taseko, Ronald W. Thiessen, President, Chief Executive Officer and a director of Taseko, Jeffrey R. Mason, Taseko's Secretary, Chief Financial Officer and a director of Taseko, and Thomas E. Milner, Chief Operating Officer and Director of Gibraltar Mines Ltd, a wholly-owned subsidiary, are each a "Named Executive Officer" of Taseko for the purposes of the following disclosure.

The compensation paid to each of the Named Executive Officers during Taseko's three most recently completed financial years is as set out below:


                                            SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------------------------------------------------
                                                  ANNUAL COMPENSATION                       LONG TERM COMPENSATION
                                          ----------------------------------  ------------------------------------------------------
                                                                                         AWARDS                   PAYOUTS
                                                                             --------------------------- ---------------------------
                                                                             SECURITIES
                                                                                  UNDER      RESTRICTED
                                                                        OTHER  OPTIONS/       SHARES OR
                                                                       ANNUAL      SARs      RESTRICTED        LTIP        ALL OTHER
NAME AND PRINCIPAL                            SALARY      BONUS  COMPENSATION   GRANTED     SHARE UNITS     PAYOUTS     COMPENSATION
POSITION                            YEAR         ($)        ($)        ($)                         ($)         ($)             ($)
------------------------------------------------------------------------------------------------------------------------------------
Robert G  Hunter                    2002      14,463       --          --       400,000            --          --               --
Co-Chairman of the                  2001      12,539       --          --          --              --          --               --
Board and Director                  2000      18,694       --          --          --              --          --               --
------------------------------------------------------------------------------------------------------------------------------------
Robert A  Dickinson                 2002       9,256       --          --       400,000            --          --               --
Co-Chairman of the                  2001       8,025       --          --          --              --          --               --
Board and Director                  2000      11,964       --          --          --              --          --               --
------------------------------------------------------------------------------------------------------------------------------------
Ronald W  Thiessen                  2002      14,463       --          --       400,000            --          --               --
Chief Executive                     2001      12,539       --          --          --              --          --               --
Officer, President                  2000      18,694       --          --          --              --          --               --
and Director
------------------------------------------------------------------------------------------------------------------------------------
Jeffrey R  Mason                    2002      14,463       --          --       400,000            --          --               --
Secretary and Chief                 2001      12,539       --          --          --              --          --               --
Financial Officer                   2000      18,694       --          --          --              --          --               --
and Director
------------------------------------------------------------------------------------------------------------------------------------
Thomas E  Milner                    2002        --         --       101,920      50,000            --          --               --
Chief Operating                     2001        --         --       100,955        --              --          --               --
Officer and                         2000        --         --       107,560        --              --          --               --
Director of
Gibraltar Mines
Ltd, a wholly-owned
subsidiary
------------------------------------------------------------------------------------------------------------------------------------


The foregoing table is exclusive of US$128,000 received by each person (except Mr. Milner) in 2000 as a consequence of a payment made to a non-arms length partnership in which they were involved which was seeking to raise additional funding and provide technical, financial, management and marketing services to pursue a copper refining technology of potential use at the Gibraltar Mine (see item 6b). On September 28, 2000 Robert A. Dickinson retired as President and CEO of Taseko Mines Limited, and was elected Co-Chairman. Ronald W. Thiessen was appointed President and CEO on September 28, 2000 but was not a Named Executive Officer during 1999 and 1998.

Share options granted to Executive Officers during the financial year ended September 30, 2002 total 2,800,000. No options were exercised by the Named Executive Officers during the financial year ended September 30, 2002. The value of the unexercised in-the-money options was Nil at September 30, 2002 and $170,100 at January 31, 2003.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's responsibilities following a change in control.

SECURITIES HELD BY INSIDERS

As at January 31, 2003, the directors and officers of Taseko and their affiliates held as a group, directly and indirectly, own or control an aggregate of 655,882 common shares (1.4%) and hold 2,430,000 options and 459,259 warrants to acquire an additional 2,889,259 common shares. To the knowledge of the directors and officers of Taseko, as at such date, there were no persons exclusive of directors and officers holding more than 10% of the issued common shares.

C.       BOARD PRACTICES

All directors were re-elected at the March 28, 2002 annual general meeting and have a term of office expiring at the next annual general meeting of Taseko held on March 28, 2003. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no arrangements under which directors were compensated by Taseko and its subsidiaries during the financial year ended September 30, 2002 for their services in their capacity as directors and consultants except as herein disclosed. For the year ended September 30, 2002, Taseko compensated its directors directly for services by paying them an aggregate of $83,284 cash. Taseko paid $16,175 to a private engineering company owned by David J. Copeland for engineering services provided during the year.

Ronald W. Thiessen, David J. Copeland and Scott D. Cousens are members of the Company's audit committee. The audit committee is elected annually by the directors of Taseko at the first meeting of the board held after Taseko's annual general meeting. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company's auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. The Company has no remuneration or nomination committee.

D.       EMPLOYEES

At January 31, 2003, Taseko had 9 direct employees working for Gibraltar. Taseko's administrative and exploration functions are primarily administered through Hunter Dickinson Inc. (see Item 7).

E.       SHARE OWNERSHIP

As at January 31, 2003, an aggregate of 4,250,000 shares have been reserved for issuance pursuant to Taseko's Share Incentive Plan, described below, which reserves up to 4,440,000 shares for issuance.

(a)      INCENTIVE OPTIONS

                                   NUMBER OF     EXERCISE
OPTIONHOLDER                          SHARES  NOTE  PRICE   DATE OF GRANT   EXPIRY DATE
---------------------------------  ---------  ----  ------  --------------  --------------
Directors and Officers of the         30,000       $ 0.50  June 26, 2001   Jun 26, 2003
Corporation and its Subsidiaries   2,400,000       $ 0.50  May 22, 2002    Sept  24, 2004

Employees and Consultants             35,000 (1)   $ 0.50  Dec  19, 2002   Sept  24, 2004
                                      15,000 (2)   $ 0.50  Feb  12, 2001   Sept  24, 2004
                                      50,000 (5)   $ 0.50  Jun 11, 2001    June 11, 2003
                                      65,000 (3)   $ 0.50  June 11, 2001   Sept  24, 2004
                                      35,000 (4)   $ 0.50  Dec  20, 2001   Sept  24, 2004
                                   1,445,000       $ 0.50  May 22, 2002    Sept  24, 2004
                                     175,000       $ 0.40  Dec  10, 2002   Dec  20, 2004
                                   ---------
                                   4,250,000
                                   =========


No share incentive options were exercised in fiscal 2002.

On May 22, 2002:

1. 35,000 options were repriced from $1.25 to $0.50 per share and expiry changed from Sept. 29, 2002 to Sept. 24, 2002.

2. 15,000 options were repriced from $1.24 to $0.50 per share and expiry extended to Sept. 24, 2004.

3. 65,000 options were repriced from $1.01to $0.50 per share and expiry changed from June 11, 2003 to Sept. 24.

4. 35,000 options were repriced from $1.01 to $0.50 per share and expiry changed from Sept. 27, 2002 to Sept. 24, 2004.

On December 24, 2001:

5.       50,000 options were repriced from $1.01 to $0.50 per share

(b)      SHARE INCENTIVE PLAN

In order to provide incentive to directors, officers, employees, management and others who provide services to Taseko to act in the best interests of Taseko, Taseko has adopted a Share Incentive Plan (the "Plan"). The Plan was originally approved by shareholders at Taseko's annual general meeting held on March 8, 1999, and a resolution increasing the number of shares available for issuance under the Plan was approved by shareholders on March 20, 2000 (the "2000 Plan"). Under the 2003 Plan, a total of 8,200,000 shares of Taseko were reserved for share incentive options to be granted at the discretion of Taseko's board of directors to eligible optionees (the "Optionees"). At the date of this Registration Statement, a total of 4,250,000 share incentive options are outstanding under the Plan of which 2,430,000 options have been granted to insiders, and 3,950,000 shares remain available for issuance to future Optionees.

MATERIAL TERMS OF THE 2000 PLAN

ELIGIBLE OPTIONEES

Under TSX Venture policy, to be eligible for the issuance of a stock option under the 2000 Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to Taseko or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide TSX Venture with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSX Venture.

MATERIAL TERMS OF THE PLAN

The following is a summary of the material terms of the 2000 Plan

(1) all options granted under the 2000 Plan are non-assignable and non-transferrable and are up to a period of 10 years;

(2) for stock options granted to employees or service providers (inclusive of management company employees), Taseko is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Taseko or of any of its subsidiaries;

(3) The Company has a share purchase option approval plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and non-employees. The exercise price of each option can be set equal to or greater than the closing price of the common shares on the TSX Venture on the day prior to the date of the grant of the option less the applicable discount according to TSX Venture policy. An option has a maximum term of ten years and terminates 30 days following the termination of the optionee's employment, except in the case of retirement or death. In the case of retirement, it terminates 30 to 90 days, at management's discretion, following retirement. In the case of death, it terminates at the earlier of one year after the event or the expiry of the option. Vesting of options is done at the discretion of the Board at the time the options are granted; and (d) the minimum exercise price of an option granted under the 2000 Plan must not be less than the closing price for Taseko's common shares as traded on the TSX Venture on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX Venture of up to 25% (depending on the price at the time of grant).

Taseko has obtained "disinterested" shareholders' approval and therefore under TSX Venture policy:

o the number of options granted to Insiders of Taseko may exceed 10% of Taseko's outstanding listed shares; o the aggregate number of options granted to Insiders of Taseko within a one year period may exceed 10% of Taseko's outstanding listed shares; and

o the number of options granted to any one Insider and such Insider's associates within a one year period may exceed 5% of Taseko's outstanding listed shares.

but always subject to the aggregate limit of 4,440,000 shares.

DISINTERESTED SHAREHOLDER APPROVAL ("DSA")

"Disinterested shareholder approval" means the approval by a majority of the votes cast by all shareholders of Taseko at the shareholders' meeting excluding votes attached to listed shares beneficially owned by "Insiders" of Taseko (generally officers and directors) to whom the DSA Options have been granted under the 2000 Plan and Associates of those Insiders.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

Taseko's securities are recorded on the books of its transfer agent in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Taseko does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, Taseko is not directly or indirectly owned or controlled by a corporation or foreign government. As of January 31, 2003, Taseko had authorized 100,000,000 common shares without par value of which 46,434,164 were issued and outstanding.

As of January 31, 2003, the only registered holder of 5% or more of the common shares of Taseko are brokerage clearinghouses.

As of January 31, 2003, directors and officers of Taseko as a group (7 persons) owned or controlled an aggregate of 655,862 shares (1.4%) of Taseko, or 3,545,121 shares (7.6%) on a fully diluted basis.

Under  the  British  Columbia  SECURITIES  ACT  insiders  (generally   officers,
directors, holders of 10% or more of Taseko's shares) are required to file insider reports of changes in their ownership in the next 10 days following a trade in Taseko's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

As of January 31, 2003, there were 632 registered shareholders of record holding a total of 46,434,164 common shares of Taseko. To the best of Taseko's knowledge there were 174 registered shareholders of record with registered addresses in Canada, 444 shareholders of record with registered addresses in the United States and 14 shareholders of record with registered addresses in other countries holding approximately 30,873,527 (66.5%), 15,177,686 (32.7%) and
382,951 (0.80%) of the outstanding common shares, respectively. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house is located.

The only potential change of control affecting Taseko is the convertible debenture for $17 million issued to Boliden (see Gibraltar - Acquisition Terms). Taseko has no reason to believe Boliden has any intention of converting the debenture or exercising any control over Taseko in the foreseeable future. Boliden does not have, and has not requested, representation on Taseko's board of directors. As a consequence of Taseko's decision in March 2003 to purchase for $3.5 million the 61% portion of the GESL business, which it did not acquire in 2002, Vancouver businessman Norman Cressey will receive 7,446,809 common shares of Taseko in April 2003. Mr Cressey has no stated intention to exercise any control over Taseko and has no representative on the board.

B.       RELATED PARTY TRANSACTIONS

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Taseko or its predecessors during the year ended September 30, 2002, except as follows:

(a) Arrangements with Hunter Dickinson Inc.

Taseko does not have full-time management or employees. Hunter Dickinson Inc. ("HDI") provides management and other services to Taseko, pursuant to a geological and administrative services agreement dated for reference December 31, 1996. HDI is one of the larger independent mining exploration groups in North America and as of December 31, 2002 employs or retains on a substantially full-time basis, 16 geoscientists (of which 6 are professional geoscientists/P.Geo., 3 are geological engineers/P.Eng. and 2 have a Ph.D.), 1 licensed professional mining engineers (P.Eng.), 7 accountants (including 4 Chartered Accountants and 1 Certified Management Accountant) and 16 administrative staff. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario and Quebec) and internationally in Brazil, Chile, Nevada and Alaska USA, Mexico and South Africa. HDI allocates the costs of staff input into projects like Gibraltar based on time records of involved personnel. The shares of HDI are owned equally by each of the participating corporations (including Taseko) as long as HDI services are being provided however such participant surrenders its single share at the time of termination of the "Services Agreement" described below. HDI is managed by the directors of Taseko and who are generally the controlling directors of the other corporate participants in the arrangements with of HDI.

During the fiscal year ended September 30, 2002 Taseko paid $574,892 to HDI for services pursuant to this Agreement. During fiscal 2002, HDI also provided engineering and other services, including contracting with independent third party contractors covering concentrate production, metallurgy and pilot plant testwork, in the amount of $1.7 million (as compared to $3.6 million in 2001) to the Gibraltar Engineering Services Limited Partnership at industry standard rates. (See Item 5B).

(b) Initiatives respecting copper refining technology research

Taseko insiders have had a financial interest in two initiatives to advance the copper refining engineering for potential use with a possible recommencement of Gibraltar Mine operations. By agreement dated for reference October 31, 2000 between Taseko and Gibraltar and a British Columbia limited partnership to be renamed Procorp Services Limited Partnership ("Procorp"), Procorp was to establish a specialized exploration limited partnership to provide technical, financial, management and marketing services with the objective of securing up to $60 million which would be used to fund the estimated restart costs at Gibraltar ($30 million) and approximately $30 million to fund Gibraltar's share of construction and initial operations of a refining plant which would employ the CESL technology being reviewed by the Company together with CESL pursuant to the Memorandum of Agreement described herein. Procorp was initially established by the directors of Taseko (excluding Mr Milner) whose family trusts are the initial beneficial limited partners with a view that Procorp would seek additional investment via additional limited partners who would fund business expenses in furtherance of the restart and CESL costs entitling them to tax deductions for initial expenses as well as a share of profits in the event of a successful Gibraltar Mine restart. Procorp received a payment of US $900,000, which was charged to income as an administrative expense in 2002. These insiders also have an interest in HDGI and its transactions in respect of GESL described in Items 4 and 5b.

(c)      Acquisition of the Harmony Project

On March 29, 2001, shareholders of Taseko approved the acquisition by Taseko of a 100% interest in the Harmony Project from Continental (see Item 4). A majority of directors of Taseko are also directors and shareholders of Continental. Robert A. Dickinson, a director of Taseko, is a shareholder of Continental (481,620 shares) and a former director. (See Item 4 and Taseko's Annual Report on Form 20-F for the year ended September 30, 2000 for further details.)

C.       INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8   FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See "Item 17 Financial Statements".

LEGAL PROCEEDINGS

Taseko is not involved in any litigation or legal proceedings and to Taseko's knowledge, no material legal proceedings involving Taseko or its subsidiaries are to be initiated against Taseko.

DIVIDEND POLICY

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Taseko are being retained for exploration of its Projects.

B.       SIGNIFICANT CHANGES

There have been no significant changes to the accompanying financial statements since September 30, 2002 which are not disclosed in those statements. ITEM 9 THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

TRADING MARKETS

TSX VENTURE: TKO - Trading in Canadian Dollars
-----------------------------------------------------------------------------
                                                            High         Low
                                                            ----        ----
ANNUAL
2002 ..................................................     0.85        0.36
2001 ..................................................     1.69        0.36
2000 ..................................................     3.10        1.20
1999 ..................................................     5.45        1.80
1998 ..................................................     4.25        1.45
1997 ..................................................     8.25        3.50
1996 ..................................................    11.00        5.80

BY QUARTER
Calendar 2000
   First Quarter ......................................     3.10        1.50
   Second Quarter .....................................     2.34        1.45
   Third Quarter ......................................     1.60        1.20
   Fourth Quarter .....................................     2.00        1.30

Calendar 2001
   First Quarter ......................................     1.69        1.00
   Second Quarter .....................................     1.55        0.85
   Third Quarter ......................................     1.15        0.52
   Fourth Quarter .....................................     0.66        0.36

Calendar 2002
   First Quarter ......................................     0.60        0.36
   Second Quarter .....................................     0.85        0.36
   Third Quarter ......................................     0.63        0.40
   Fourth Quarter .....................................     0.47        0.36

Calendar 2003
    First Quarter  (to Mar. 15) .......................     0.64        0.40

MONTHLY

March 2003 (to Mar. 15) ...............................     0.50        0.43
February 2003 .........................................     0.57        0.44
January 2003 ..........................................     0.64        0.40
December 2002 .........................................     0.42        0.36
November 2002 .........................................     0.42        0.37
October 2002 ..........................................     0.47        0.39
September 2002 ........................................     0.50        0.46
August 2002 ...........................................     0.59        0.45


NASDAQ: TKOCF - Trading in United States Dollars
-----------------------------------------------------------------------------
                                                            High         Low
                                                            ----        ----
ANNUAL
2002 ..................................................     0.60        0.20
2001 ..................................................     1.16        0.24
2000 ..................................................     2.25        0.56
1999 ..................................................     4.00        1.00
1998 ..................................................     3.00        0.94
1997 ..................................................     6.00        2.41
1996 ..................................................     8.13        4.25

BY QUARTER
Calendar 2000
   First Quarter ......................................     2.25        1.00
   Second Quarter .....................................     1.56        1.00
   Third Quarter ......................................     1.28        0.56
   Fourth Quarter .....................................     1.31        0.78

Calendar 2001
   First Quarter ......................................     1.16        0.59
   Second Quarter .....................................     1.05        0.56
   Third Quarter ......................................     0.71        0.35
   Fourth Quarter .....................................     0.41        0.24

Calendar 2002
    First Quarter .....................................     0.40        0.23
    Second Quarter ....................................     0.60        0.24
    Third Quarter .....................................     0.44        0.26
    Fourth Quarter ....................................     0.31        0.20

Calendar 2003
   First Quarter (to Mar. 15) .........................     0.41        0.25

MONTHLY

March 2003 (to Mar. 15) ...............................     0.33        0.30
February 2003 .........................................     0.38        0.30
January 2003 ..........................................     0.41        0.25
December 2002 .........................................     0.27        0.20
November 2002 .........................................     0.28        0.22
October 2002 ..........................................     0.31        0.23
September 2002 ........................................     0.35        0.28
August 2002 ...........................................     0.37        0.28



B.       PLAN OF DISTRIBUTION

Not applicable.

C.       MARKETS

The shares of Taseko have traded in Canada on the Canadian Venture Exchange (successor Exchange to the Vancouver Stock Exchange) since March 10, 1969, (symbol-TKO) and since March 1992 on the National Association of Securities Dealers Automated Quotation (NASDAQ) System, "Regular Market." On November 30, 1994, the shares of Taseko were listed on the NASDAQ National Market and since July 6 2001, have been listed in the Over-the-Counter Bulletin Board (symbol TKOCF).

D.       SELLING SHAREHOLDERS

Not applicable.

E.       DILUTION

Not applicable.

F.       EXPENSES OF THE ISSUE

Not applicable.

ITEM 10  ADDITIONAL INFORMATION

A.       SHARE CAPITAL

Taseko's share capital consists of one class only, namely common shares without par value, of which 100,000,000 shares are authorized and 33,921,663 common shares without par value are issued and outstanding as of September 30, 2002 and 46,434,164 outstanding as at March 15, 2003. The notes to the accompanying audited financial statements provide details of all share issuances effected by Taseko in the issue price per share for the three previous fiscal years. There are no shares of Taseko that are held by or on behalf of Taseko. There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Taseko rank pari passu for the payment of any dividends and distributions in the event of a windup. A summary of Taseko's dilutive securities (convertible or exercisable into common shares) is as follows:

(A)      WARRANTS

The following share purchase warrants are outstanding as of the date hereof. All warrants were issued as part of a unit private placement comprising a share and a warrant. All warrants are non-transferable.

NO. OF           EXERCISE     EXPIRY
WARRANTS            PRICE     DATE          REF
---------        --------     ------------- ---
  276,596        $   0.58     Oct 19, 2003
  375,000        $   0.40     Jan 8, 2006
  302,250        $   0.40     Dec. 31, 2003 (2)
7,393,751        $   0.50     Dec. 31, 2004 (2)
  414,850        $   0.55     Dec. 27, 2003 (3)

----------
NOTES:

(1)  Each Warrant is exercisable into one Share of Taseko.

(2) If anytime after May 1, 2003 the closing trading price of the Taseko common shares on the TSX Venture is greater than or equal to a trigger price of $0.75 per share for 10 consecutive trading days, the holder will be given notice that the warrants will expire 45 days following the date of such notice.

(3) The warrants are subject to an accelerated expiry in the event that the Company's common share trade a trigger price, which is a 50% premium to the warrant price based on the 10-day average closing trade price of the Company's common shares. If the trigger price is achieved before the one-year expiry date, but after the four-month hold period, holders of the warrants will e notified in writing and the remaining term of the warrants of the Company will be shortened to 45 days, but the exercise price will be unaffected.

 OTHER POTENTIAL SHARE ISSUANCES

A summary of Taseko's diluted share capital as follows:

(a)        issued as of January 31, 2003      46,434,164
(b)        options outstanding                 4,250,000
(c)        warrants outstanding                8,762,447
(d)        Boliden convertible debenture
           (maximum issuable)                  4,370,180
                                            ------------
Fully diluted at March 15, 2003               63,816,791
                                            ============

See Item 6E for information regarding Taseko's Share Incentive Plan.

The number of Taseko shares potentially issuable on conversion of the Gibraltar Shares pursuant to the Harmony Project Acquisition cannot currently be determined exactly due to the uncertainty of future events at the Harmony
Project, however the figure is in the range of 2 to 18 million Taseko Shares. (See Item 4 -Acquisition of the Harmony Project). See also Item 7B - proposed transaction with Procorp which may result in the issuance of 3.4 million warrants exercisable at a price of $1.70 each.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

Taseko's corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 69082. A copy of the Articles of Association and Memorandum were filed as an exhibit with Taseko's initial registration statement on Form 20-F in 1994.

OBJECTS AND PURPOSES

Taseko's Memorandum of Incorporation and Articles of Association ("Articles") do not specify objects or purposes. Under British Columbia corporate law (the British Columbia COMPANY ACT or herein "BCCA"), a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

DIRECTORS - POWERS AND LIMITATIONS

Taseko's Articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The number of directors is fixed, annually, by shareholders at the annual Shareholders meeting and all directors are elected at that time - there are no staggered directorships. Under the BCCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest. Directors' compensation is not a matter on which they must abstain. Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Taseko's Articles or under the BCCA.

Directors' borrowing powers are not generally restricted where the borrowing is in Taseko's best interests, but the directors may not authorize Taseko to provide financial assistance for any reason where Taseko is insolvent or the providing of the guarantee would render it insolvent. Directors need not own any shares of Taseko in order to qualify as directors.

The Articles specify that the number of directors shall be the number of directors fixed by shareholders, annually, or the number which are actually elected at a general shareholders meeting. The number of directors is determined, annually, by shareholders at the annual Shareholders meeting and all directors are elected at that time. Under the Articles the directors are entitled between successive annual general meeting to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders or actually elected at the preceding annual shareholders' meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

Under the Articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with Taseko or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director shall declare in writing the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction if the company in which he is interested and if he should vote his vote shall not be counted but shall be counted in the quorum present at the meeting. Similarly, under the BCCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors must abstain from voting in such circumstances both under the Articles and under the BCCA.

CHANGES TO RIGHTS OF COMMON SHAREHOLDERS

Changes  to the  Articles  and  memorandum  of Taseko  require  a  shareholders'
"special resolution" being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Taseko's assets, redomiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder's shares in cash if the required special resolution is actually passed and Taseko elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCCA and not by the Articles of Taseko.

SHAREHOLDERS MEETINGS

Shareholders meetings are governed by the Articles of Taseko but many important shareholder protections are also contained in the SECURITIES ACT (British Columbia) and the BCCA. The Articles provide that Taseko will hold an annual shareholders' meeting, will provide at least 21 days' notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The SECURITIES ACT (British Columbia) and the BCCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Taseko makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders, The form and content of information circulars and proxies and like matters are governed by the SECURITIES ACT and the BCCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Taseko must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

SHARES FULLY PAID

All Taseko shares must, by applicable law, be issued as fully paid for cash, property or services. They are, therefore, non-assessable and not subject to further calls for payment.

REDEMPTION

Taseko has no redeemable securities authorized or issued. Therefore, Taseko has no sinking fund or like security redemption fund.

PRE-EMPTIVE RIGHTS

There are no pre-emptive rights applicable to Taseko which provide a right to any person to participate in offerings of Taseko's equity or other securities

RIGHTS TO PROFITS AND LIQUIDATION RIGHTS

All common shares of Taseko participate rateably in any net profit or loss of Taseko and share rateably any available assets in the event of a winding up or other liquidation.

NO LIMITATION ON FOREIGN OWNERSHIP

There are no limitations under Taseko's Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also "Exchange Controls".)

DIVIDENDS

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Taseko is, or would thereby become, insolvent.

VOTING RIGHTS

Each Taseko share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. There are no cumulative voting rights applicable to Taseko.

CHANGE IN CONTROL

Taseko has not implemented any shareholders' rights or other "poison pill" protection against possible take-over. Taseko does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Taseko's material agreements giving special rights to any person on a change in control.

INSIDER SHARE OWNERSHIP REPORTING

The articles of Taseko do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Taseko's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Taseko but the SECURITIES ACT (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

SECURITIES ACT (BRITISH COLUMBIA)

This statute applies to Taseko and governs matters typically pertaining to public securities such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters. All Taseko shareholders regardless of residence have equal rights under this legislation.

Subsidiary - Gibraltar Mines Ltd.

This company is wholly-owned by Taseko and has constituting documents ordinary to such single-purpose corporations.

C.       MATERIAL CONTRACTS

Taseko's material contracts are:

(a) Convertible Debenture July 21, 1999 in the principal amount of CDN $17,000,000 issued by Gibraltar to Boliden Westmin (Canada) Limited pursuant to the acquisition of the Gibraltar Mine (see Item 4 "The Gibraltar Mine") filed with 20-F in March 30, 2000;

(b) Geological Management and Administration Services Agreement with Hunter Dickinson Inc. dated for reference December 31, 1996 filed with Form 20-F for fiscal year 1999 filed on March 30, 2000 (See Item 7 "Interest of Management in Certain Transactions");

(c) Arrangement Agreement dated February 22, 2001 among Taseko, Misty Mountain Gold Limited and Gibraltar Mines Ltd. whereby Taseko proposes to acquire the 3 million ounce Harmony Gold Project (See Item 4);

(d)      Consulting   Services   Agreement   between   Gibraltar  and  the  GESL
         Partnership relating to the Defined Work Program, dated October 1, 2000

(e) Arrangement Agreement. dated February 28, 2003 pursuant to which Taseko will acquire the 61% of the GESL business it does not already own for 7,446,809 common shares to be issued to Norman Cressey of Vancouver British Columbia as described in Items 4 and 5b herein.

D.       EXCHANGE CONTROLS

Taseko is a Province of British Columbia, Canada corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Taseko on the right of a non-resident to hold or vote its common shares, other than as provided in the INVESTMENT CANADA ACT (Canada) (the "INVESTMENT ACT"). The following discussion summarizes the material features of the INVESTMENT ACT for a non-resident who proposes to acquire a controlling number of Taseko's common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. Taseko does not believe the INVESTMENT ACT will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Taseko's relatively small capitalization.

The INVESTMENT ACT generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the INVESTMENT ACT (i.e. a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the INVESTMENT ACT is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Taseko's common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the INVESTMENT ACT and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Taseko was not controlled by a WTO Investor, would be reviewable under the INVESTMENT ACT if it was an investment to acquire control of Taseko and the value of the assets of Taseko, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Taseko. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Taseko was controlled by a WTO Investor, would be reviewable under the INVESTMENT ACT if it was an investment to acquire control of Taseko and the value of the assets of Taseko, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2000 exceeds Cdn$192 million. A non-Canadian would acquire control of Taseko for the purposes of the INVESTMENT ACT if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Taseko unless it could be established that, on the acquisition, Taseko was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Taseko will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the INVESTMENT ACT, including (a) an acquisition of the Common Shares by a person in the ordinary course of that person's business as a

(a)               trader or dealer in securities,

(b) an acquisition of control of Taseko in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the INVESTMENT Act, and

(c) an acquisition of control of Taseko by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Taseko, through the ownership of the Common Shares, remained unchanged.

E.                TAXATION

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES FOR UNITED STATES RESIDENTS

The following, in management's understanding summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who,
(a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Taseko, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

DIVIDENDS

Dividends paid or deemed to be paid to a U.S. Holder by Taseko will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Taseko's voting shares). Taseko will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

DISPOSITION

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Taseko's issued shares of any class or series.

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. Management of Taseko believes that the value of Taseko's Common Shares is not currently derived principally from real property situated in Canada.

UNITED STATES TAX CONSEQUENCES

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is, in management's understanding a discussion of the material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Taseko. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Taseko should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Taseko, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S.  HOLDERS

As used herein, a "U.S. Holder" means a holder of common shares of Taseko who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Taseko. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

DISTRIBUTION ON COMMON SHARES OF TASEKO

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Taseko are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Taseko has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Taseko, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Taseko generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Taseko may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Taseko) deduction of the United States source portion of dividends received from Taseko (unless Taseko qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). Taseko does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Taseko's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Taseko's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S.
information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Taseko may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Taseko will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Taseko should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES OF TASEKO

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Taseko equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Taseko. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Taseko will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Taseko's outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Taseko's gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Taseko may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Taseko does not actually distribute such income. Taseko does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Taseko will not be considered a foreign personal holding company for the current or any future taxable year.

FOREIGN INVESTMENT COMPANY

If 50% or more of the combined voting power or total value of Taseko's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and Taseko is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Taseko may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Taseko does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Taseko will not be considered a foreign investment company for the current or any future taxable year.

PASSIVE FOREIGN INVESTMENT COMPANY

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders.
Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Taseko appears to have been a PFIC for the fiscal year ended September 30, 1999, and at least certain prior fiscal years. In addition, Taseko expects to qualify as a PFIC for the fiscal year ending September 30, 2000 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Taseko is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Taseko. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat Taseko as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Taseko qualifies as a PFIC on his pro rata share of Taseko's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) Taseko's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Taseko is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Taseko qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the
Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Taseko is a controlled foreign corporation, the U.S. Holder's pro rata share of Taseko's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Taseko's first tax year in which Taseko qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Taseko in which Taseko is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Registrant common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Taseko's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, Taseko must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. Taseko intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Taseko. Taseko urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Taseko, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and Taseko ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Taseko does not qualify as a PFIC. Therefore, if Taseko again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Taseko qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Taseko. Therefore, if such U.S. Holder reacquires an interest in Taseko, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Taseko qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Taseko.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Taseko (i) which began after December 31, 1986, and
(ii) for which Taseko was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Taseko is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Registrant common shares, then Taseko will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Taseko common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Taseko as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of
(i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Taseko included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Taseko will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Taseko common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Taseko are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Taseko common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Taseko is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Taseko, certain adverse rules may apply in the event that both Taseko and any foreign corporation in which Taseko directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Taseko intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Taseko that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Taseko (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Taseko (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Taseko and does not dispose of its common shares. TASEKO STRONGLY URGES EACH PROSPECTIVE U.S. HOLDER TO CONSULT A TAX ADVISOR WITH RESPECT TO THE ADVERSE RULES APPLICABLE, UNDER THE PROPOSED TREASURY REGULATIONS, TO U.S. HOLDERS OF LOWER-TIER PFIC SHARES.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while Taseko is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

CONTROLLED FOREIGN CORPORATION

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Taseko is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Taseko ("United States Shareholder"), Taseko could be treated as a controlled foreign corporation
("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Taseko which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Taseko attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Taseko does not believe that it currently qualifies as a CFC. However, there can be no assurance that Taseko will not be considered a CFC for the current or any future taxable year.

F.       DIVIDENDS AND PAYING AGENTS

Not applicable.

G.       STATEMENT BY EXPERTS

Not applicable.

H.       DOCUMENTS ON DISPLAY

Exhibits attached to this Form 20-F are also available for viewing at the offices of Taseko, Suite 1020 - 800 West Pender Street, Vancouver, British
Columbia V6C 2V6 or on request of Taseko at 604-684-6365, attention: Shirley Main. Copies of Taseko's financial statements and other continuous disclosure documents required under the British Columbia SECURITIES ACT are available for viewing on the internet at www.SEDAR.com. Taseko's only material subsidiary, Gibraltar Mines Ltd., is also a British Columbia corporation and the foregoing discussion of articles and memorandum is generally applicable.

I.       SUBSIDIARY INFORMATION

Not applicable.

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(A)      TRANSACTION RISK AND CURRENCY RISK MANAGEMENT

Taseko's operations do not employ financial instruments or derivatives which are market sensitive and Taseko does not have financial market risks.

(B)      EXCHANGE RATE SENSITIVITY

Taseko's operations are in Canada and hence it is not significantly affected by exchange rate risk. Its liabilities are all denominated in Canadian dollars.

(C)      INTEREST RATE RISK AND EQUITY PRICE RISK

Taseko is equity financed and does not have any debt which is subject to interest rate change risks. Its only long term liability, the Boliden Debenture, is non-interest bearing.

(D)      COMMODITY PRICE RISK

While the value of Taseko's resource properties can always be said to relate to the price of gold and copper and the outlook for same, Taseko does not have any operating mines and hence does not have any hedging or other commodity based risks respecting its operations.

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.       DEBT SECURITIES

Not applicable. (Taseko has a single outstanding debenture issued to Boliden - see Item 2 and Exhibits.)

B.       WARRANTS AND RIGHTS

Not applicable. (Taseko's warrants are non-transferable and no market exists for them. Taseko has issued no rights.)

C.       OTHER SECURITIES

Not applicable.

D.       AMERICAN DEPOSITARY SHARES

Not applicable.

                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15  [RESERVED]

ITEM 16  [RESERVED]

                                    PART III

ITEM 17           FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1) Auditors' Report on the consolidated balance sheets as at September 30, 2002 and 2001, and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended September 30, 2002;

(2)      Consolidated balance sheets as at September 30, 2002 and 2001;

(3) Consolidated statements of operations and deficit for each of the years in the three-year period ended September 30, 2002;

(4)      Consolidated  statements  of cash flows for the periods  referred to in
         (3) above;

(5)      Notes to the consolidated financial statements;

ITEM 18           FINANCIAL STATEMENTS

NOT APPLICABLE.  See Item 17.


ITEM 19           EXHIBITS

Key to the following document types:

1.                Articles  of   Incorporation   and  Registered   Incorporation
                  Memorandum of Taseko.

2. Other Instruments defining the rights of the holders of equity or debt securities.

3. A. Agreements to which Directors, Officers, promoters voting trustees or security holders or their affiliates named in the Registration Statement are parties other than contracts involving only the purchase or sale of current assets having a determinable market price.

B. Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

The following Exhibits were filed with Taseko's Annual Report on Form 20-F in previous years:

Type of
Document  Description
--------- ----------------------------------------------------------------------

1 & 2 Articles of incorporation, bylaws and instruments defining rights of common shareholders have been previously filed with the 20-F filed in 1994.

3B Convertible Debenture July 21, 1999 in the principal amount of CDN $17,000,000 issued by Gilbraltarco to Boliden Westmin (Canada) Limited pursuant to the acquisition of the Gibraltar Mine (see Item 4 "The Gibraltar Mine") filed with 20-F in March 30, 2000.

3A Geological Management and Administration Services Agreement dated for reference December 31, 1996 filed with Form 20-F for fiscal year 1999 on March 30, 2000 (See Item 7 "Interest of Management in Certain Transactions").

3A       Amended Share  Incentive  Plan dated for reference  March 20, 2000 (See
         Item 6 "Share Incentive Plan").

3B Arrangement Agreement dated February 22, 2001 among Taseko, Misty Mountain Gold Limited and Gibraltar Mines Ltd., whereby Taseko proposes to acquire the 3 million ounce Harmony Gold Project (See Item 4)(filed with Taseko's Annual Report on Form 20-F for the year ended September 30, 2000 filed on March 31, 2001).

3B Memorandum of Agreement with Cominco Engineering Services Ltd. ("CESL") dated October 6, 2000 whereby Gibraltar and CESL will form a joint venture to explore the feasibility of applying novel hydro-metallurgical/electrowinning technology to Gibraltar's mineralization as a viable economic mineral extraction method. (filed with Taseko's Annual Report on Form 20-F for the year ended September 30, 2000 filed on March 31, 2001)

3A Memorandum of Agreement dated for reference December 1, 2000 pursuant to which Procorp Services Limited Partnership ("Procorp") and Taseko have agreed that Procorp will seek to finance engineering of a processing plant using the CESL technology and other services in consideration of $900,000 US cash (initial payment made), $900,000 cash on successful start up of the Gibraltar Mine plus 3.4 million Taseko Warrants, subject to regulatory acceptance (filed with Taseko's Annual Report on Form 20-F for the year ended September 30, 2000 filed on 31,
         2001)


There is one Exhibit filed with this Form 20-F namely the Arrangement Agreement dated February 28th, 2003 between Taseko and Gibraltar Engineering Services Limited and certain other affiliated corporations pursuant to which Taseko will acquire the 61% of the GESL business it does not already own in consideration of the issuance of 7,446,809 common shares which is expected to completed in April 2003.

                                   SIGNATURES

Taseko certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TASEKO MINES LIMITED

/s/ Jeffrey R. Mason

JEFFREY R. MASON
Chief Financial Officer

DATED April 15, 2003

                                 CERTIFICATIONS

I, Ronald W. Thiessen, certify that:

1. I have reviewed this annual report on Form 20-F of Taseko Mines Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 15, 2003

/S/ RONALD W. THIESSEN

Ronald W. Thiessen

Director, President, and Chief Executive Officer

                                  CERTIFICATION

I, Jeffrey R. Mason, certify that:

1. I have reviewed this annual report on Form 20-F of Taseko Mines Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 15, 2003

/s/ Jeffrey R. Mason

Jeffrey R. Mason

Director, Chief Financial Officer, and Secretary