Form 20-F
period 2003-09-30
TASEKO MINES LTD
filed 2004-05-03
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2003 (with other information to March 31, 2004 except where noted)

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

CIK# 878518
Commission file number 0-19476

TASEKO MINES LIMITED
(Exact name of Registrant specified in its charter)

TASEKO MINES LIMITED
(Translation of Registrant’s name into English)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

- ii -

Number of outstanding shares of Taseko's only class of capital stock as on September 30, 2003.

53,880,973 Common Shares Without Par Value

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

Item 17 ☒       Item 18  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Registration Statement are expressed in Canadian dollars unless otherwise indicated. On March 31, 2004, the Bank of Canada noon rate for the conversion of US Dollars to Canadian Dollars was US$1.00=Cdn$1.311
(see Item 3A for further historical exchange rate information).

- iii -

T A B L E   O F   C O N T E N T S

GLOSSARY

In this Form 20-F, the following terms have the meanings set forth herein:

Bio-oxidation
A process employing oxidation of elements caused by bio-organisms; it is enhanced in a gold recovery process by providing the optimum temperature, acidity (pH) and level of oxygen for the natural oxidation process to work more effectively.

Epithermal deposit	A mineral deposit formed at low temperature (50-200 degrees Celsius), usually within one kilometre of the earth’s surface, often as structurally controlled veins.

Induced Polarization
A geophysical survey used to identify a feature that appears to be different from the typical (“IP”) Survey or background survey results when tested for levels of electro-conductivity; IP detects both chargeable, pyrite-bearing rock and non-conductive rock that has high content of quartz.

Mineral Symbols	Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – Molybdenum.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Solvent Extraction – Electrowinning (“SX-EW”)
A metal extraction technique in which a copper oxide is dissolved into solution, then an electric current is induced through the solution between a pair of electrodes (anode & cathode), and metal is deposited on the cathode. Since this ion deposition is selective, the cathode product is generally high grade and requires little further treatment before it is used in manufacturing processes.

PART 1

ITEM 1                     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3                     KEY INFORMATION

A.            Selected Financial Data

The following constitutes selected financial data for Taseko Mines Limited ("Taseko" or the "Company") for the last five fiscal years ended September 30, 2003, in Canadian dollars, based on Taseko's financial statements presented in accordance with Canadian generally accepted accounting principles (“CDN GAAP”) and reconciled to United States generally accepted accounting principles ("US GAAP").

(Thousands of Cdn$	As at September 30
except number of shares)
Balance Sheet Data	2003	2002	2001	2000	1999
CDN GAAP
Total assets	$61,235	$60,310	$32,070	$79,499	$91,874
Total liabilities	36,551	39,738	35,629	33,396	52,191
Share capital	126,088	118,531	87,897	87,897	80,067
Convertible debenture	19,600	18,711	17,903	8,500	4,000
Contributed surplus	65	--	--	--	--
Deficit	(121,069)	(116,670)	(109,358)	(50,294)	(44,385)
Shareholders’ equity (deficiency)	24,684	20,572	(3,558)	46,103	39,683
Working capital (deficiency)	2,259	(4,277)	(188)	13,872	13,159
Plant and equipment, net	9,554	10,159	10,873	11,587	12,304
Mineral property interests	28,813	28,813	602	44,826	38,857
US GAAP
Total assets	43,709	57,429	32,070	79,499	91,874
Total liabilities	23,497	48,627	43,709	33,396	52,191
Convertible debenture - debt	9,777	8,888	8,080	8,500	4,000
Share capital	125,510	118,531	87,897	88,686	80,067
Contributed surplus	720	655	109	--	--
Deficit	(115,840)	(120,206)	(109,467)	(50,294)	(44,385)
Shareholders’ equity (deficiency)	20,212	8,802	(11,638)	46,103	39,683
Working capital (deficiency)	(19)	(4,277)	(188)	13,872	13,159
Plant and equipment, net	69	10,159	10,873	11,587	12,304
Mineral property interests	23,051	25,932	602	44,826	38,857

Weighted average number of
outstanding common shares	46,984,378	30,338,098	25,067,697	23,402,726	17,969,886

No cash or other dividends have been declared.

(Thousands of Cdn$	Year ended September 30
except per share amounts)
Statement of Operations Data	2003	2002	2001	2000	1999
CDN GAAP
Investment and other income	$721	$552	$1,110	$678	$361
General and administrative	1,769	2,686	4,106	2,122	2,375
Stock based compensation	65	--	--	--	--
Exploration, including
reclamation accretion	2,030	2,072	3,860	4,465	2,003
Refinery project	500	1,699	3,572	--	--
Write down of (gain on) mineral
property interests, inventory,
investments and land	(132)	599	47,734	--	--
Net income (loss) for the year	(3,511)	(6,504)	(58,162)	(5,909)	(4,022)
Loss per common share	(0.09)	(0.24)	(2.35)	(0.25)	(0.22)

(Thousands of Cdn$	Year ended September 30
except per share amounts)
Statement of Operations Data	2003	2002	2001	2000	1999
US GAAP
Investment and other income	721	552	1,110	678	356
General and administrative	1,989	3,494	4,755	2,122	2,375
Stock based compensation	65	546	109	--	--
Exploration	2,703	2,072	3,860	4,465	2,003
Refinery project	500	1,699	3,572	--	--
Amortization of mineral properties	2,881	2,881	--	--	--
Write down of (gain on) mineral
property interests, inventory,
investments and land	(132)	599	47,734	--	--
Cumulative adjustment to reflect
change in accounting policy	11,651	--	--	--	--
Income (loss) for the year	4,366	(10,739)	(58,920)	(5,909)	(4,022)
Basic income (loss) per share	0.09	(0.35)	(2.35)	(0.25)	(0.22)
Diluted income (loss) per share(2)	0.09	(0.35)	(2.35)	(0.25)	(0.22)

Notes:
(1)
Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. Taseko is permitted to and has expensed exploration costs as incurred, which is consistent with U.S. GAAP, whereby all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

(2)	With the exception of 2003, stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including the notes to the financial statements, which reconcile Canadian GAAP to US GAAP.

All currency amounts in this Form 20-F are stated in Canadian dollars unless otherwise indicated.

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units

hectares	2.471	= acres

metres	3.281	= feet

kilometres	0.621	= miles (5,280 feet)

grams	0.032	= ounces (troy)

tonnes	1.102	= tons (short) (2,000 lbs)

grams/tonne	0.029	= ounces (troy)/ton

The following table sets out the exchange rates, based on average noon rates as certified by the Bank of Canada, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates and the range of high and low exchange rates during such periods.

	For year ended September 30
	2003	2002	2001	2000	1999

End of the period	1.350	1.586	1.593	1.522	1.44
Average for the period	1.465	1.573	1.549	1.485	1.47
High for the period	1.594	1.613	1.596	1.542	1.53
Low for the period	1.334	1.511	1.499	1.449	1.44

B.            Capitalization and Indebtedness

Not applicable

C.            Reasons for the Offer and Use of Proceeds

Not applicable

D.            Risk Factors

No Ore.

Taseko’s three projects have large tonnage, low grade mineralization, which at current metals prices and other economic considerations cannot be classified as “ore.” Unless gold (herein sometimes “Au”) and copper (herein sometimes “Cu”) prices improve, this measured and indicated mineralized material may never be “ore” and may not be capable of commercial mining.

Additional Funding Requirements.

Taseko’s operations consist almost exclusively of cash consuming activities given that its three main mineral projects are either in the exploration stage or are in standby mode related to a former producing mine, which is on care and maintenance awaiting better copper prices. Taseko will need to receive significant (approximately $1-2 million) new equity capital or other funding annually in order to fund these continuing operations, and failing that, it may cease to be economically viable.

Uncertain Project Realization Values.

Taseko capitalizes acquisition costs incurred in connection with its projects. Due to the extended depressed price conditions in the metals markets at the time, and in accordance with its accounting policy, the Company wrote down the acquisition costs of each of the Prosperity and Gibraltar projects to $1,000 during fiscal 2001.

Taseko Has No History of Earnings and No Foreseeable Earnings.

Taseko has a 35 year history of losses and there can be no assurance that Taseko will ever be profitable. Taseko has paid no dividends on its shares since incorporation and does not anticipate paying dividends in the foreseeable future.

Going Concern Assumption.

Taseko’s consolidated financial statements have been prepared assuming Taseko will continue as a going concern; however, unless additional funding is obtained this assumption will have to change and Taseko’s assets may need to be written down to asset prices realizable in insolvency or under distress circumstances.

The auditors report on the 2003 consolidated financial statements includes additional comments that state that the financial statements are affected by conditions and events that cause substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

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

Taseko’s Share Price is Volatile.

The market price of a publicly traded stock, especially a junior resource issuer like Taseko, is affected by many variables not directly related to the exploration success of Taseko, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture Exchange and NASDAQ’s Over-the-counter Bulletin Board suggests Taseko’s shares will continue to be volatile. Taseko shares have ranged between approximately Cdn$0.25 and Cdn$20.00 in the last 10 years.

Taseko’s Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies.

All of the directors and officers of Taseko serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies. Situations may arise where these directors and officers will be in direct competition with Taseko. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest, which may arise between the directors’ duties to Taseko and their duties to the other companies on whose boards they serve, the directors and officers of Taseko expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgment and the relative financial abilities and needs of such companies to participate. The success of Taseko and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

Likely PFIC Status Has Consequences for U.S. Investors.

Potential investors who are U.S. taxpayers should be aware that Taseko expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Taseko is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer will generally be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Taseko. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Taseko’s net capital gain and ordinary earnings for any year in which Taseko is a PFIC, whether or not Taseko distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

Significant Potential Equity Dilution.

Taseko had 5,089,000 stock options (of which all were in the money) and 10,975,000 warrants (of which all are were in the money) as of March 31, 2004. In addition, Taseko had shares potentially issuable upon conversion of the Boliden Debenture (see Item 4, Gibraltar Mine – Acquisition Terms). Together these will likely act as an upside damper on the trading range of Taseko’s shares. There are also shares potentially issuable on conversion of the preferred Shares of Taseko’s subsidiary, Gibraltar (see Item 19). As a consequence of the passage of time since the date of their original sale and issuance, only 3,900,000 shares of Taseko remain subject to any hold period restrictions in Canada or the United States; which hold period expires on July 11, 2004.

The unrestricted resale of outstanding shares from the exercise of dilutive securities, including the Boliden Debenture, may have a depressing effect on the market for Taseko’s shares. Dilutive securities represent approximately 25% of Taseko’s currently issued shares as of March 31, 2004.

ITEM 4                     INFORMATION ON THE COMPANY

A.            History and Development of the Company

1.            The legal name of the company, which is the subject of this Form 20-F, is “Taseko Mines Limited” (herein “Taseko” or the “Company”).

2.            Taseko was incorporated in British Columbia ("BC"), Canada on April 15, 1966.

3.            Taseko was incorporated under and continues to subsist under the laws of the Province of British Columbia, Canada. Taseko’s natural resource exploration activities are limited to British Columbia, consequently the primary corporate, commercial, and other laws pertinent to Taseko are those of the Province of British Columbia. Taseko’s principal business office is at Suite 1020, 800 West Pender Street, Vancouver, British Columbia V6C 2V6, although Taseko also has a field office at its Gibraltar Mine site in McLeese Lake near Williams Lake, B.C.

4.            The principal business events in Taseko’s 35 year history are (most important and recent matters first):

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

(ii)           the acquisition of the Harmony Gold Project in October 2001. The Harmony Gold Project is an undeveloped resource located in British Columbia and has measured and indicated mineralized material of 64 million tonnes grading 1.53 grams Au/tonne, as estimated at a cut-off grade of 0.60 grams Au/tonne, for a total of 3 million ounces; and

(iii)          the acquisition and legal settlement respecting the Prosperity Project in British Columbia (1960’s to 1993) and the advancement of exploration and pre-feasibility engineering thereof (1991 to date). Exploration expenses to the extent of approximately $41.5 million have been incurred by Taseko on the Prosperity Project, which has demonstrated continuity of a low grade copper/gold deposit (over 155,000 metres of drilling by Taseko and its predecessors) with estimated measured and indicated mineralized material of 1.0 billion tonnes grading 0.41 grams Au/tonne and 0.24% Cu, at a cut-off of 0.14% Cu.

5.            The Company’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended September 30, 2003 are as follows:

Year	Gibraltar Mine	Prosperity Project	Harmony Gold Project	Westgarde Project
(i) Amounts deferred (capitalized or invested)
2003	Nil	Nil	Nil	Nil
2002	Nil	Nil	$28,811,296(1)	Nil
2001	Nil	Nil	Nil	$1
(ii) Amounts recorded as exploration expenses (recoveries), excluding amounts shown as stock-based compensation
2003	1,913,712	88,500	27,317	NIL
2002	2,337,742	(35,858)	Nil	(229,999)
2001	3,262,265	386,935	Nil	210,976

(1)	these are non-cash capitalized amounts from the issuance of equity securities in a subsidiary

6.            Subject to Taseko sourcing and securing additional funding, the following table illustrates the principal capital expenditures estimated by property (all of which are located in British Columbia, Canada) which Taseko would ideally incur in the ensuing year:

	Gibraltar Mine	Prosperity Project	Harmony Gold Project
2004 Activities	Mine Restart Capital $21,000,000 Mine Restart Working Capital $4,000,000	Nil	Nil

B.            Business Overview

1.             Taseko’s Business Strategy and Principal Activities

Taseko is focused on acquiring ownership of and advancing exploration and related activities on known mineral deposits that have as their basic characteristic, large tonnage (based on extensive drill testing for continuity) mineralization which, under metals price assumptions that fall within historical averages, are potentially capable of supporting a mine for 10 years and longer. Taseko endeavors to apply advanced mining and recovery techniques to ascertain the maximum potential for eventual production of these deposits. Taseko’s Prosperity Project, Gibraltar Mine Project and Harmony Gold Project are all such large tonnage mineral resources. None of them can currently be economically mined at prevailing metal prices. Current metal prices are average by reference to past metals cycles. Taseko believes the investment value in its common shares is derived from appreciating the large amount of contained metals on its projects which has value for investors who share Taseko management’s view that there will be an ongoing demand for copper and gold, resulting in a continuing need to replace depleted reserves. Taseko’s management remains optimistic that metal prices will eventually increase sufficiently to support mining at these Projects at some future time.

Taseko does not have any operating revenue although historically it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs. Subject to having sufficient start-up capital (estimated at Cdn$25 million), the Gibraltar Mine is capable of producing copper concentrate at a cost of approximately US$0.90 per pound. However, the cost of copper production would be reduced if the copper refinery, which has been the subject of feasibility-level engineering studies in fiscal 2001 and 2002, is built at a capital cost of approximately Cdn$110 million. The resource extraction business has historically been cyclical. The prices received for copper and gold have been volatile and, in the case of gold, have been affected by factors and sentiments outside of the cost of production. The mining business operates in a world-wide market and prices are derived from relatively pure market forces so competition to sell any metals or concentrates produced is not an issue if metals prices warrant production.

Taseko and its subsidiaries own their mining projects outright but potential mining operations are nevertheless subject to extensive government regulation. Management believes that the Gibraltar Mine will be able to obtain government permitting to restart mining operations as soon as the necessary start-up capital is available and copper prices strengthen. The Prosperity Project is well advanced in the requisite preparatory engineering and analysis for a final request to government for mine development permitting, although the capital cost of placing the Prosperity Project into production of $400-$800 million (dependent on a final rate of mineralized material through-put decision) is not obtainable by Taseko in the current circumstances. The Harmony Gold Project has not been significantly moved towards mine development permitting since a period of more active exploration in the late 1990’s. The provincial government of British Columbia and the federal government of Canada both have jurisdiction over a wide variety of activities and persons affected by mining including local communities, habitat users and others claiming to hold a stake in the outcome of mining activity. British Columbia has not recently been perceived as a mining-friendly jurisdiction although recently operating British Columbia mines with comparable grades have been ranked amongst the world’s most efficient and responsible operations.

2.             Funding Initiatives

Gibraltar Mine Surplus Equipment and Supplies Sale

As a requirement of the Gibraltar's Reclamation Permit M-40, the mine site equipment was pledged as security against future reclamation costs. Gibraltar has received authorization from the B.C. Ministry of Energy and Mines to sell up to $4,000,000 of redundant equipment and supplies that are not expected to be required for the restart of the mine. This will still leave equipment and supplies with a book value of approximately $13,000,000 as security.

Gibraltar Mine Reclamation Deposits Released

As a result of progressive reclamation work and a landfill project reducing liability costs at Gibraltar, $2.5 million was released from the cash reclamation fund in December 2002. The reclamation deposit of approximately $16 million was released to Taseko in early 2004 after being replaced by an environmental deposit funded mainly by arms'-length investors, who received a put right in consideration of providing this funding (see Items 4 and 19).

C.            Organizational Structure

Taseko operates directly and also through one principal subsidiary, Gibraltar Mines Ltd. (“Gibraltar”). Taseko itself owns the Prosperity Project, and Gibraltar owns both the Gibraltar Mine and the Harmony Gold Project. Both companies are British Columbia, Canada companies and all operations of both companies are in British Columbia.

D.            Property, Plant and Equipment

The Gibraltar Mine was acquired in July 1999, approximately one year after commercial mining operations were suspended due to then-prevailing low copper prices. The Gibraltar Mine was acquired with mill and mining equipment and supplies valued at approximately $19 million. The purchase of the mine included an environmental deposit for $8 million (which was later increased to $18.4 million in 2001, and then decreased to $15.9 million in December 2002) and mineral property interests valued at $3.3 million. The Gibraltar Mine has an estimated $32.7 million liability to reclaim and manage the area should it be determined that operations must permanently cease and the area be reclaimed. (See Item 4, Gibraltar Mine – Acquisition Terms and Environmental Matters.)

Neither the Prosperity Project nor the Harmony Gold Project have any mining plant or equipment located thereon, although both projects have field accommodation and miscellaneous exploration equipment, which is of little realizable value, on site.

E.            Further Particulars Of Taseko’s Properties

E.1          The Gibraltar Mine

Acquisition Terms

On July 21, 1999, Taseko’s subsidiary, Gibraltar Mines Ltd., purchased the Gibraltar Mine from Boliden Westmin (Canada) Limited (“Boliden”) and certain of its affiliates, including all mineral interests, mining and processing equipment and facilities, and assumed responsibility for ongoing reclamation. Pursuant to the terms of the acquisition, Gibraltar acquired mining equipment, parts and supplies inventories valued at $19 million, an existing Government environmental deposit of $8 million, and mineral interests valued at $3.3 million, and received $20.1 million in cash over 18 months from closing, of which $17 million was received pursuant to a 10-year non-interest bearing convertible debenture issued to Boliden. Gibraltar assumed the estimated reclamation liability pertaining to the Gibraltar Mine of $32.7 million and Taseko guaranteed Gibraltar’s obligations to Boliden. The principal sum advanced under the debenture is convertible into Taseko common shares in the first year at $3.14 per Taseko share. The conversion price escalates $0.25 per Taseko share each year over the 10-year term of the debenture on each July 19th anniversary of closing. The conversion price at September 30, 2003 (and at March 31, 2004) was $4.14 per Taseko share. The debenture is due on July 19, 2009. After July 31, 2004 the debenture can be converted at Taseko’s option at then-prevailing market prices for Taseko shares or paid out in cash, at Taseko’s election. Taseko retains certain rights of first refusal respecting any proposed sale of shares acquired by Boliden under the debenture. One provision of the agreement with Boliden is currently in dispute in that Taseko is claiming indemnity from Boliden in respect of tax liability associated with the $8 million environmental deposit which Taseko alleges is a liability for which Boliden remains responsible. Taseko’s claim is for approximately $3-4 million and although the matter has not yet proceeded to legal proceedings, Taseko has notified Boliden it is claiming a right of set-off of this claim in connection with the Boliden debenture.

Location, Access and Infrastructure

The Gibraltar Mine area consists of 251 mineral claims, 30 mining leases, and some ancillary fee simple real estate held by Gibraltar. The mine site covers approximately 109 square km, located at latitude 52 degrees 30’N and longitude 122 degrees 16’W in the Granite Mountain area, approximately 65 km north of the City of Williams Lake in south-central British Columbia, Canada. Access to the Gibraltar Mine from Williams Lake is via Highway 97 to McLeese Lake. From McLeese Lake, a paved road provides access to the Gibraltar Mine site. The total road distance from the City of Williams Lake to the Gibraltar Mine is 65 km and motor vehicle travel time is approximately 45 minutes.

The British Columbia Railway services Williams Lake and has rail service to facilitate the shipping of bulk commodities from Williams Lake to Vancouver, or copper concentrates through to the Pacific Ocean port of North Vancouver. A siding for the shipment of concentrate from the Gibraltar Mine has been established adjacent to Highway 97 at MacAllister, 6 km north of McLeese Lake. Electricity is obtained from the British Columbia Hydro and Power Authority (“BC Hydro”). Natural gas is provided by Avista Energy and Terasen Gas (formerly, "BC Gas"). The community of Williams Lake is sufficiently close and is capable of supplying goods and services to the Gibraltar Mine and its personnel.

The Gibraltar Mine mineral claims cover an area of gentle topography; local relief is in the order of 200 m. The plant site is located at an elevation of approximately 1,100 m above sea level. The project area has a moderate continental climate with cold winters and warm summers. Ambient air temperature ranges from a winter minimum of -34 degrees C to a summer maximum of 35 degrees C. Annual precipitation at the site averages 51 cm, of which about 17 cm falls as snow. Maximum snow depth is about 1 m, most of which falls in late February.

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

The early 1960s marked the entry of the major mining companies into the Granite Mountain area and the subsequent introduction of modern exploration techniques, which ultimately led to the discovery of the mineral deposits. Of the seven Gibraltar mineral deposits that are now known, only Gibraltar West offered any exposure of surface mineralization; Pollyanna, Connector and Gibraltar East had a few minor exposures of leached limonitic capping; Granite Lake, Gibraltar West Extension and the Sawmill Zone were completely covered by overburden. In this environment, the most effective exploration tools were soon found to be Induced Polarization (“IP”) geophysics and diamond drilling.

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

Over the mining life since 1972, Gibraltar stockpiled approximately 339 million tonnes (374 million tons) of waste rock in five main storage areas. Much of this material contains copper, though at grades lower than the milling cutoff grades which have ranged between 0.16% and 0.25% Cu. The stockpiles have become chemically and biologically active, and naturally discharge small quantities of acidified water, containing copper, in dilute solution. Prior to 1986, and more recently since the SX/EW plant has been shut down, these and all other mine area drainage waters have been collected in ditches and ponds and neutralized prior to safe disposal in the tailings impoundment. Since February 1999, these waters have been discharged to the completed Gibraltar East Pit.

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

Subsequent to the completion of the geological compilation described above a property-scale Induced Polarization (“IP”) geophysical survey was designed and initiated in August 2000. Field activities included 237 kilometres of line-cutting and approximately 220 km of IP survey. Interpretation of the results was completed in the spring of 2001. Several deposit scale anomalies were identified including one 800 m wide by 4,200 m long anomaly, which to date, has been tested by only 7 drill holes. Additional drill holes to test the quality of this anomaly and other geophysically significant locations will be undertaken in the future.

Refinery Study

A scoping study (preliminary review of capital and operating costs to determine the viability of a project at an accuracy of plus or minus 25-30%) to investigate the concept of building and operating a copper refinery at the Gibraltar site, using a hydrometallurgical process developed by Cominco Engineering Services Ltd. (CESL) to recover copper from concentrate was completed in August 2000. The study, undertaken by Gibraltar and CESL, considered existing infrastructure, general site layouts, capital and operating costs, and resulting cash flows. The economic assumptions used were copper price of US$0.90/lb; exchange rate of US$0.68=Cdn$1.00; negotiated power reduction costs; reduced labour rate for 3 years following construction; refinery recovery rate of 95.8%; and concentrator recovery increase of 6% due to decreased concentrate grade to 24%. The cash flow analysis was conducted in constant July 2000 Canadian dollars without consideration for inflation and before any income taxes. The results of the study were an internal rate of return of 18.4% with a net present value at an 8% discount of Cdn$68.4 million (that is, the amount of net present value resulting from the investment of the needed capital costs described below).

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

After the details of the study were reviewed, a decision was made to proceed to the feasibility-level engineering and analysis stage. On October 6, 2000, Gibraltar and CESL signed a Memorandum of Agreement (“Gibraltar/CESL MOA”). The Gibraltar/CESL MOA outlined a work plan as well as management and funding arrangements for the work plan and, upon satisfactory results and receipt of requisite approvals, the project management, construction, commissioning and operation of a refinery at the Gibraltar mine site. Under the terms of the agreement, Gibraltar and CESL would each pay 50% of the Cdn$2.7 million cost of the MOA work plan.

In late 2000, Gibraltar shipped 900 tonnes of mineralized material from site in south-central British Columbia to CESL’s pilot concentrator in Vancouver, BC. As this material was processed in the CESL pilot concentrator, tailings were back-hauled to the Gibraltar site for disposal. Seven tonnes of concentrate were produced, comprising 3.5 tonnes of 18% copper concentrate and 3.5 tonnes of 24% copper concentrate. Concurrently, Gibraltar conducted metallurgical tests on representative samples of Gibraltar mineralized material at G&T Metallurgical Services in Kamloops, BC, in order to develop parameters for lock cycle tests that would definitively confirm an increase in mill copper recovery with a decrease in concentrate copper grade. Tests done to date indicate up to a 6% increase in mill copper recovery may be available with minor modifications to the mill circuit and a decrease in specifications for the concentrate copper grade.

In early 2001, the concentrate that was produced at the pilot concentrator was run through the CESL process pilot plant. The run successfully produced London Metal Exchange grade cathode copper and proved that the CESL process was adaptive to the Gibraltar material. It was also found that the CESL process is more amenable to the 24% concentrate than the 18% concentrate. The pilot plant program provided the process design criteria for a Process Engineering Package that formed the basis for a feasibility-level capital and operating cost study. Feasibility-level work for the refinery was carried out in 2001 under the direction of Gibraltar Engineering Services Limited (“GESL”) Partnership, a Taseko-sponsored investment partnership financed mainly by arms'-length investors, which raised funding on behalf of Taseko and Gibraltar, and CESL.

During the latter half of the 2001 fiscal year, Bateman Engineering Pty of Australia was engaged to conduct an engineering feasibility-level cost study for the construction and operation of a hydrometallurgical copper utilizing CESL technology at the Gibraltar mine. The study involved engineering and design work sufficient to determine the capital and operating costs for the facility to an accuracy of –5% to +15%. The refinery would be capable of processing 130,000 tonnes of 24% copper concentrate and producing 30,000 tonnes of London Metal Exchange-grade copper cathode annually. The study estimated the refinery capital cost to be $109.5 million and the annual operating cost to be $16.3 million or US$0.147 per pound copper produced.

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

The Gibraltar Mine generally consists of seven separate mineralized zones. Six of these – Pollyanna, Granite Lake, Connector, Gibraltar East, Gibraltar West and Gibraltar West Extension – occur within the Granite Mountain batholith in a broad zone of shearing and alteration. A seventh copper mineralized body, the Sawmill zone, lies about 6 kilometres to the south, along the southern edge of the batholith, within a complex contact zone between the batholith and Cache Creek Group rocks.

Two major structural orientations have been recognized at Gibraltar: the Sunset and Granite Creek mineralized systems. The Sunset system strikes northwesterly with one set of structures dipping 35 degrees to 45 degrees to the south and a conjugate set, known as the Reverse Sunset, dipping 50 degrees to 60 degrees to the north. The Granite Creek system strikes east-west and dips 20 degrees to 40 degrees to the south with a subordinate set of structures dipping steeply in a northerly direction. Structures of the Sunset system that host mineralization are mainly shear zones, with minor development of stockwork and associated foliation lamellae. Host structures of the Granite Creek system are predominantly oriented stockwork zones.

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

Geological modelling, geophysical surveys (dominantly Induced Polarization) and diamond drilling have been the primary exploration tools used at the Gibraltar Mine in order to delineate sulphide (a compound of sulphur and another element, typically a metallic sulphide compound) resources. Subsequent exploration has added 363 million tonnes grading 0.285% copper to the sulphide mineral resource and 95 million tonnes grading 0.305% copper and 0.010% molybdenum to the sulphide ore resource. Further exploration activity appears warranted depending on available funds to outline new mineralized zones.

Oxide copper mineralization was recognized during early exploration programs at Gibraltar. The potential economic benefit from this mineralization, however, was not realized until late 1986 when a solvent extraction-electrowinning plant was commissioned to treat acidic copper solutions draining from existing low grade mineralized material pits. Data collected during a sulphide copper exploration program in the 1990’s between the Gibraltar East and Pollyanna open pits (Connector Zone) indicate that there is potential for substantial oxide copper mineralization in this zone.

Exploration during mine operation has been limited and focused predominantly in and around existing pits. A number of excellent targets to explore for new deposits occur near the existing open pits (Gibraltar West Extension, Connector, Gibraltar East Extension, Crusher) and on other parts of the property (e.g. Sawmill). These target zones require testing by drilling; the remainder of the Gibraltar property requires exploration utilizing a comprehensive program of geological mapping, induced polarization geophysical surveying and geochemical sampling. This work began in 2000 with an extensive IP survey. Several of the IP anomalies outlined during the 2000 surveys were tested by drilling in 2003 (see Exploration 2003).

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

Mining

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

During the mining process, unmineralized and insufficiently mineralized rock must be excavated to expose the economically mineralized material. This low grade material contains either sulphide or oxide copper mineralization. A portion of the low-grade sulphide and all of the oxide material can be leached with sulphuric acid which is naturally assisted by bacterial action. The resultant copper sulphate solution can be processed to cathode copper in the Gibraltar Mine’s solvent extraction/electrowinning (SX/EW) plant.

The sulphide mineralized rock, which forms the basis for mine planning, is considered the “Sulphide Inventory.” The leachable, low-grade mineralized material is not included in the “Sulphide Inventory” and constitutes the “Leachable Copper Inventory.” Much of the rock adjacent to the Gibraltar mine pits or within the mine’s claim boundaries is mineralized and has been delineated and quantified. This material has not been included in the current mine plan in the “Sulphide Inventory” or in the “Leachable Copper Inventory”. This mineralized material has been called “Additional Mineralized Material.”

Estimates of Mineralization

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

12  Year Mine Plan

The resource estimate for a further 12 year mine plan was completed by Gibraltar staff in 1998, and audited by a professional geologist at Roscoe Postle and Associates Inc. The in-pit measured and indicated resources are comprised of 149 million tonnes (163.9 million tons) grading 0.305% copper and 0.010% molybdenum of sulphide mineralization and 14.8 million tonnes (16.3 million tons) of oxide mineralization at 0.148% copper. The sulphide resources for the Polyanna and Granite Lake pits were estimated at a 0.20% copper cut-off and for the Connector pit at a 0.16% copper cut-off. The oxide mineralization was estimated at a 0.10% acid soluble copper cut-off.

Additional measured resources of 401 million tonnes (442 million tons) grading 0.288% total copper and 0.007% Mo and indicated resources of 195 million tonnes (215 million tons) grading 0.27% total copper and 0.008% molybdenum have also been outlined on the property but outside of the 12-year mine plan. The cut-off used varied according to location and characteristics of the material that was estimated; the cut-off for the Connector area was 0.16% copper, for Gibraltar East area was 0.17% copper and for all other areas was 0.20% copper.

In-Pit Sulphide Inventory
Pit	Resource Category	Tons (000s)	Cu (%)	Mo (%)	Cut-off (%Cu)
Polyanna	Measured	34,283	0.317	0.010	0.20
	Indicated	1,977	0.285	0.010	0.20
	Subtotal	36,260	0.315	0.010	0.20
Connector	Measured	43,826	0.294	0.010	0.16
	Indicated	6,179	0.261	0.011	0.16
	Subtotal	50,005	0.270	0.010	0.16
Granite Lake	Measured	70,691	0.322	0.009	0.20
	Indicated	6,942	0.321	0.007	0.20
	Subtotal	77,633	0.322	0.009	0.20
TOTAL		163,898	0.305	0.010

The average waste-to-mineralized material strip ratio is 1.62

In-Pit Leachable Copper Inventory
Pit	Category	Tons (000’s)	Acid Soluble Copper %	Cut-off % Acid Soluble Copper
Pollyanna	Measured	2,139	0.138	0.10
	Indicated	182	0.184	0.10
PGE Connector	Measured	13,570	0.150	0.10
	Indicated	437	0.130	0.10
TOTAL		16,329	0.146	0.10

15  Year Mine Plan

A 15-year mine plan was developed for the mine in conjunction with the resource estimate and refinery studies in 2001. The resource estimate was completed in 2001 by George Barker, P.Geo. In-pit measured and indicated sulphide resources in the Polyanna and Granite Lake deposits and the Connector Zone outlined under a 15-year plan are estimated to be 189 million tonnes (208 million tons) grading 0.311% copper and 0.010% molybdenum at a 0.2% copper cut-off. There is also a leachable copper inventory in the Polyanna deposit and PGE Connector Zone, estimated to be 16.4 million tonnes (18.1 million tons) of measured and indicated resources grading 0.146% acid soluble copper at a 0.10% acid soluble copper cut-off.

There are also an estimated 554 million tonnes (611 million tons) of measured and indicated resources in the Gibraltar deposits, in addition to those within the 15-year mine plan. These include 367 million tonnes (404 million tons) grading 0.288% copper and 0.007% molybdenum of measured resources and 187 million tonnes (206 million tons) grading 0.27% copper and 0.008% molybdenum of indicated resources. The cut-off used varied according to location and characteristics of the material that was estimated; the cut-off for the Connector area was 0.16% copper, for Gibraltar East area was 0.17% copper and for all other areas was 0.20% copper.

Environmental Matters

The Gibraltar mine has operated for some 27 years from four open pits. Waste dumps were developed in various areas adjacent to the open pits, and tailings were disposed in a pond located about three kilometres north of the mill. A comprehensive assessment of what would be necessary to rehabilitate the site at closure was developed while the mine was operating. The 1998 Decommissioning Plan included an assessment of the costs of reclamation and ongoing water treatment based on a 12-year mine life and that much of the reclamation would take place while the mine was in operation.

On acquiring the Gibraltar Mine in 1999, Gibraltar received both independent and government assessments of the reclamation and water management liability for the Gibraltar Mine. The reclamation plan for Gibraltar involves a water management program and establishment of grass/legume vegetative covers for all areas in order to protect against wind and water erosion. Areas around the pits and waste rock storage areas will be re-sloped, dressed with overburden, and seeded. The beaches and slopes of the tailing storage area will also be seeded. The objective is to promote re-establishment of indigenous species, and evolve toward a self-sustaining ecosystem.

The reclamation plan is reviewed periodically and revised as necessary. Progressive reclamation has also been carried out since the mine has been on standby. Also in 2002, Gibraltar and the Cariboo Regional District completed studies and agreed to develop a landfill site on waste dumps in an area that would not be needed for future operation of the mine. The landfill will provide reclamation credits to the land it occupies, as well as revenues. As a result, the Company received a release of $2.5 million from the reclamation deposits held by the government of British Columbia in December 2002. Construction was initiated in June 2003 and operations began in October 2003. Additional credits and offsets are expected related to an on-site power generation project that is presently in the implementation stage.

As a result of the reclamation completed to date, and revenues and credits from new projects, the reclamation liability was estimated to be approximately $32.7 million. Gibraltar held a reclamation fund deposit of approximately $16.5 million on hand that has been determined to be adequate to handle necessary water management under the Decommissioning Plan. The fund accumulated interest at approximately 3% per annum. Additional reclamation costs, of approximately $13 million, would be covered from the sale of the plant and other equipment on site. A Taseko-sponsored mining investment partnership, the GRT Limited Partnership raised approximately $18.6 million to fund Gibraltar reclamation obligations in December 2003. As a consequence of the GRT Partnership replacing the existing environmental deposit with its own funds Taseko received a refund of $16.7 million in January 2004. The GRT Limited Partnership investors received put rights in Taseko shares as a consequence of the agreements whereby the partnership funded the reclamation liability. It is expected that a full or partial release of the security on the residual value of plant and other equipment on site may possibly be provided by the Government.

2003 Exploration

Six target areas were drilled in 2003, summarized in the table below:

DRILLING AREA	DRILLING COMPLETED
	FEET	METRES	No. OF HOLES
98 Oxide Zone	44,785 (42,559 core)	13,650	96
GM Southwest Zone	5,769 (5,635 core)	1,758	9
Water tank Zone	6,827 (6,615 core)	2,081	10
Pothole Zone	7,669 (7,490 core)	2,338	11
Highway Zone	25,336 (23,132 core)	7,722	38
TK Zinc Zone	20,334 (19,373 core)	6,199	30
TOTAL	110,720 (104804 core)	33,752	194

Ninety-six holes, totalling 13,650 metres (44,785 feet), were drilled at the 98 Oxide Zone, outlining a significant resource. Roscoe Postle and Associates is currently completing an independent estimate of the mineral resource.

Nine holes, totalling 1,758 metres (5,769 feet), were drilled at the GM Southwest Zone along two lines located about 1,220 metres southeast of the 98 Oxide Zone to test a large IP anomaly. Results indicate the anomaly reflects a large pyrite zone. Holes drilled along the southwest edge of the anomaly, however, did hit moderate copper-molybdenum mineralization indicating that mineralization may occur southwest of the anomaly towards the Gunn Zone.

Thirty-eight holes, totalling 7,722 metres (25,336 feet), were drilled on a large IP anomaly located about 1.5 km northwest of the Gibraltar East Pit. Results to date indicate the anomaly reflects a zone of significant pyrite-chalcopyrite mineralization called the Highway Zone. Good copper mineralization, associated with pyrite, was encountered in several holes and geological modeling indicates a relatively steep and narrow (30-60 metres)

mineralized zone with a strike length of at least 915 metres occurs in the area. The zone also contains elevated gold and silver values.

Thirty holes, totalling 6,199 metres (20,334 feet), were drilled to test an IP anomaly located about 2.5 km northwest of the Gibraltar West Pit. Two holes, drilled in the area in the early 1990’s, intersected over 200 feet of near surface anomalous zinc (average grade 0.45 and 0.50% Zn). Anomalous zinc mineralization (sphalerite) has been observed in about 10 of the new holes. This new discovery is called the TK Zinc Zone.

Twenty-one other holes were drilled during the 2003 program. Ten holes, totalling 2,081 metres (6,827 feet), were drilled on a large IP anomaly located about 500 meters northeast of the plant site in an area called the Water Tank Zone. Preliminary results indicate the anomaly reflects a large pyrite zone with minor copper-molybdenum mineralization. Similarly, eleven holes, totalling 2,338 metres (7,669 feet), were drilled on a large IP anomaly located about 2 km east-northeast of the plant site. Preliminary results indicate the anomaly reflects a large pyrite zone with minor copper-molybdenum mineralization.

Sampling and Analytical Procedures

During the 2003 exploration program, 31,944 metres (104,804 feet) of NQ sized core were drilled. All core was photographed, then logged and sampled by technical staff under the supervision of a qualified person. All core was split into two pieces using a mechanical core splitter and sampled. Average sample length is three metres (10 feet). Preparation and analytical testing of the 2003 drill core samples were carried out on-site at the Gibraltar Mines Ltd. Metallurgical Testing Services laboratory. All core was assayed for copper and molybdenite (MoS2). Selected intervals were also assayed for acid soluble copper (ASCu), cyanide soluble copper (CNSCu), gold, silver, zinc and lead.

Assays provided for samples from the 2003 Exploration Program include percent total copper, percent acid soluble copper, percent cyanide soluble copper, percent molybdenite, percent zinc, percent lead, grams per tonne silver and grams per tonne gold. The total copper, acid soluble copper, molybdenite, lead, silver and zinc assays are performed by acid digestion of pulverized drill core samples followed by Atomic Absorption Spectrometry (AAS) analyses of the resulting solutions. The cyanide soluble copper assay is performed by cyanide digestion of pulverized drill core samples, followed by AAS on the resulting solutions and the gold assays are performed by fire assay with AAS finish.

QA/QC Procedures

The following Quality Assurance/Quality Control Protocols are implemented in Gibraltar’s Assay Laboratory ensure that accurate, precise and reproducible analytical results are obtained.

  AAS absorbances are checked on reference solutions at each calibration to ensure that the instrument is functioning properly. The resulting absorbance readings are recorded on the assay worksheets.
  Random rather than uniform sample weights are utilized for the assays. The weights and instrument readings are recorded in the lab by the assayer and actual assay values are calculated and reviewed by the dedicated QA/QC person.
  AAS zero and calibration is checked at a minimum every six samples read and more frequently if significant drift is observed.
  Every twentieth sample is re-split from the crushed drill core reject and assayed in parallel with the mainstream sample to ensure accurate sampling. A table and control chart of mainstream vs. re-split sample assays is maintained.
  One sample in twenty (not a sample which has been re-split) is assayed in duplicate to insure assay quality. A table and chart of mainstream vs. duplicate sample assays is maintained.
  One standard, known to the assayer, is assayed in each set of twenty mainstream assays. A table and chart of the standard assays is maintained.
  One blind standard (five standards of various grade randomized and submitted as sequentially number standards) is submitted by the QA/QC person and assayed in each set of mainstream assays. A table and control chart for each standard is maintained to track assay accuracy and repeatability.
  One reagent blank assay is run daily to ensure that samples, solutions and apparatus are not contaminated.
  Solution standards are routinely run during assay sets to ensure that ore grade solutions read accurately.
  Every tenth assay reject pulp sample is sent to an outside laboratory for re-analysis. A table and chart of mainstream vs. outside sample assays is maintained.

  Reject assay pulps are placed in labeled bags and stored as sets corresponding to assay certificate numbers for future reference. Each sample bag also contains an ID tag to ensure positive sample identification.
  Reject drill core pulps are stored in labeled bags as drill-hole sets for future reference. Each sample bag also contains an ID tag to ensure positive sample identification.

Security of Samples

At Gibraltar, whole core samples from drilling in the main mine area are taken for analysis, but a library of representative samples of the different rock types and mineralization is retained in an on-site core facility.

Mine Planning

Gibraltar has been maintained on stand-by since 1999, and, subject to refurbishment and start-up investment of approximately $25 million, will be ready to re-start once copper prices stabilize in the range of US-0.90-$1.00 per pound (at an exchange rate of US$0.70=Cdn$1.00). As copper prices are rising and current smelting and treatment costs for concentrate are at historic lows, planning for re-opening the operation has accelerated in 2003 and planning has begun for a possible re-start by late 2004.

Gibraltar has developed a plan to mine 148 million tonnes of “ore grade” material over 12 years to produce an average of 70 million pounds of copper and 700,000 pounds of molybdenum per year in concentrate plus additional cathode copper from its 10 million pound per year solvent extraction electro-winning plant. Gibraltar has the mineral resource base, physical plant and technical/management expertise in place to operate the mine over the 12-year mine plan.

Along with the copper price, the US$-Can$ exchange rate and concentrate treatment charges impact on the minimum copper price required to justify a re-start decision. There is currently a shortage of copper concentrates available from operating mines resulting in record low treatment and refining charges charged by smelters. This means a reduction in treatment costs of over US$0.10 per pound for copper mining companies. The US$-Can$ exchange rate has gone from 0.67 to 0.76 over the last two years, which increases the copper price required to justify re-start, however, the recent rise in copper price to over US$1.00/lb has more than offset the effect of the increase in the exchange rate.

The Gibraltar re-start is based on a “four-year “mine plan, i.e. the initial 3.5 years of the long-range 12-year mine plan. Once the decision is made to re-start the mine, planned open pit pre-development work would begin in the Pollyanna pit area, consisting of mining 10 million tonnes of waste rock. Waste rock removal will require drilling and blasting. The pre-development work in the Pollyanna pit will expose ore grade material allowing for continuous mill feed for 3.5 years.

A recent review of the re-start mine plan indicates capital costs of approximately $21 million and $4 million in working capital would be required. The breakdown of the capital cost is $8.58 million for equipment, $1.83 million for expense projects and $11.05 million for pre-production operations. The four-year mine plan will require six months from the re-start decision date to resumption of full operations. The plan has some challenges, as lower grade/higher strip material would be accessed early in the plan. The average operating cash breakeven cost over the four-years is US$0.83 per pound, with an average cost of US$ 0.90 per pound in the first two years.

During year two of the four year mine plan, it is anticipated copper treatment charges will return to the long term traditional rates of US$0.24 per pound from today’s US$0.11 per pound. At that point in time, Taseko will reevaluate its copper refinery project for Gibraltar.

E.2          Prosperity Project

Location, Access and Infrastructure

The Prosperity Project consists of 196 mineral claims covering the mineral rights for approximately 85 square km of south central British Columbia, Canada. The property is located at latitude 51degrees 28'N and longitude 123 degrees 37' W in the Clinton Mining Division, approximately 125 km southwest of the City of Williams Lake in south-central British Columbia. Access from Williams Lake is via Highway #20 to Lee's Corner, then via an all-weather main line logging haulage road to the site, a total road distance of 192 km. The British Columbia Railway services Williams Lake and has rolling stock to facilitate shipping bulk commodities from Williams Lake to Vancouver, or copper concentrates through to the Pacific Ocean ports of Squamish and North Vancouver. The community of Williams Lake is sufficiently close and is capable of supplying goods and services to a possible mine, and its personnel.

Multiple high-voltage transmission lines from the existing Peace River hydroelectric power grid are situated 118 km east of the Prosperity Project. A 124-km conventional power line was designed to connect to the existing B.C. Hydroelectric power grid and should be capable of supplying the required power to service a large mine and mill complex at the Prosperity Project site. A major natural gas transmission pipeline is situated 112 km northeast of the Prosperity Project. Ample water is available nearby for a mining operation.

Geology and Mineralization

The Prosperity property hosts a large porphyry copper-gold deposit. The deposit is predominantly hosted in Cretaceous andesitic volcaniclastic and volcanic rocks. In the western portion of the deposit, the host rocks have been intruded by the multi-phase, steeply south-dipping Fish Creek Stock. The stock is surrounded by an east-west trending, south-dipping swarm of subparallel quartz-feldspar porphyritic dikes. The stock and dikes comprise the Late Cretaceous Fish Lake Intrusive Complex that is spatially and genetically related to the deposit. Post mineralization porphyritic diorite occurs as narrow dikes that cross-cut all host rocks. The central portion of the deposit is cut by two major faults, striking north-south and dipping steeply to the west.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit. They are uniformly distributed as disseminations, fracture-fillings, veins and veinlets and may be accompanied by bornite and lesser molybdenite and tetrahedrite-tennantite. Native gold occurs as inclusions in, and along microfractures with, copper-bearing minerals and pyrite.

Exploration

Prospectors discovered mineralization in the 1930s. Exploration continued intermittently and by a variety of operators until about 1991, and included extensive IP, magnetic and soil geochemical surveys, and 176 percussion and diamond drill holes, totaling approximately 27,200 metres. This work helped define the Prosperity Project mineralization to a depth of 200 metres, and outlined a copper-gold mineralized zone approximately 850 metres in diameter.

Taseko carried out ongoing and systematic exploration programs from 1991-1999, increasing drilling to 154,631 metres has been drilled in 452 holes and accompanied by progressive engineering, metallurgical and environmental studies.

Sampling and Analysis

Since the current Taseko management group took over the project in 1991, 127,000 m of HQ and NQ core has been drilled in 275 bore holes, and a single 200-m percussion hole. Core recovery averaged 95.7%. Drill company personnel boxed all core and delivered it to Taseko’s logging compound at the Prosperity site twice daily. Taseko geological and engineering staff based at the Prosperity site supervised drilling, logging and sampling. A total of 57,778 core samples were taken, each sample was generally 2 m in length.

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

Samples were bagged and shipped by commercial surface transport to Vancouver area laboratories, where it was prepped. Samples were dried at temperatures less than 65 degrees C. In 1991-1993, primary comminution to approximately 1/4 inch (6.4 mm) size by a jaw crusher with secondary roll crushing to obtain minus 15 mesh. In 1994-1997, samples were crushed in a single stage so that greater than 60% passed a 10 mesh screen and 500 gram assay splits were riffled out for crushing. Coarse rejects were retained until year 2000 at a warehouse in Port Kells, British Columbia. Ring and puck pulverization was used. In 1991-1993, approximately 95% of the sample passed a 120 mesh screen. In 1994-1997, greater than 90% of the sample passed a 150 mesh screen. Pulp rejects are retained indefinitely at the Port Kells warehouse.

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

In order to assess quality control, duplicate and standard reference samples were submitted for assaying, representing more than 10% of the total assays. Random duplicates were derived from 5% of all rejects. Every twentieth sample was shipped to either Chemex Labs Ltd. (now ALS Chemex) or International Plasma Laboratories Ltd. for riffle splitting of the coarse reject, pulverization and analysis for gold and copper. In 1994-1997, project-based, bulk standard reference materials were created and submitted within the mainstream and duplicate analytical streams.

Security of Samples

For Prosperity, drill core is stacked and stored on the property. Pulps and rejects from core samples are generally stored by the analytical facility for one year, then acquired by the Company and stored in a secured facility in Port Kells. All rejects are discarded after two years.

Estimates of Mineralization

In 1998, G. Giroux, P.Eng., reported estimated measured and indicated mineral resources of 1.0 billion tonnes at 0.41 grams gold/tonne and 0.24% copper and an inferred resource of 0.2 billion tonnes grading 0.25 grams gold/tonne and 0.21% copper at $3.25/tonne NSR cut-off.

Engineering Studies

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

The results from the variability testwork demonstrated that copper recoveries ranged from 83.0% to 88.4% with copper concentrate grades ranging from 22.2% copper to 28.8% copper. Gold recoveries ranged from 66.1% to 79.8% with grades ranging from 26.0 grams gold/tonne to 71.3 grams gold/tonne reporting to the copper concentrate. Bond rod mill and ball mill grindability tests of drill hole composites indicated a variation of hardness within individual levels and an increase in hardness with depth. Work indices ranged between 16.4 to 20.4.

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

For the Pre-feasibility Study, a mine plan encompassing mineralized material (mineral resource) of 675 million tonnes at an average grade of 0.236% copper and 0.434 grams gold/tonne was outlined, containing 9.4 million ounces of gold and 3.5 billion pounds of copper. The geometry and continuity of the deposit provided for efficient open pit mining with an overall life of mine waste to mineralized material stripping ratio (ratio of waste rock to mineralized material to be removed) of 1.57. At a milling rate of 60,000 tonnes per day (21.9 million tonnes per year), average annual production would be 222,360 ounces of gold, 99 million pounds of copper and 530,000 ounces of silver contained in 185,000 tonnes of concentrate.

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

Detailed Engineering Work

Detailed investigative work has included a review of all major facilities and their construction requirements, unit costs for labour, materials and equipment. Along with the construction aspects of the project, the deposit’s mine development plan has undergone a series of optimization studies that analyzed how the mining should best progress in consideration of the most recent metal price and exchange rate forecasts. Milling reviews examined the original Lakefield Research investigations, pilot plant program and the more recent modal analyses by G&T Metallurgy to determine if they offered any changes that would result in cost savings. Upon completion of the multitude of studies, an all-encompassing project analysis was conducted in preparation for completing a project feasibility report. During 1999, consulting geotechnical engineers Knight Piesold Ltd. focused their attention on rock waste and tailings storage studies. At the same time, Merit Consultants reviewed the parameters for construction of major structures. The tailings storage studies investigated holding capacities from 490 million tonnes to 810 million tonnes, methods of embankment design from impervious to free draining, filling by cyclone or spigot, and various tailings pumping scenarios. Knight Piesold Ltd. designed the embankment, tailing and reclaim water pipeline system, freshwater supply system, open pit dewatering and slope, waste dumps, geotechnical foundation and surface water run-off control systems. Triton Environmental Consultants developed management for environmental and socio-economic permitting, planning, fisheries compensation, mitigation and reclamation. Merit Consultants International continued to review construction and project management criteria. They also provided details and rates for alternative collective bargaining construction agreements.

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

Cost engineering and economic analyses demonstrate that the mine-mill complex would have an average life of mine estimated site operating cost of Cdn$4.99 per tonne of mineralized material and a net smelter return (monies actually received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment-refining charges and penalty charges) of Cdn$7.82 per tonne. Initial capital cost for the mine, mill, ancillary facilities and infrastructure is estimated to be Cdn$684 million (capital costs varies from Cdn$400 – $800 million depending on throughput assumptions of 60,000 to 120,000 tonnes/day). The pre-tax discounted cash flow rate of return (DCFROR) of 3.1% was determined using long-term average price projections. These are: gold at US$350/oz; copper at US$1.00/lb; silver US$6.50/oz and an exchange rate of US:Cdn $0.68. A sensitivity analysis indicates that the DCFROR is most sensitive to the currency rate exchange variable. For example, a 20% reduction in the exchange rate results in a DCFROR of 11.9% and a 20% increase in the exchange rate would result in a DCFROR of –5.2%. It is also sensitive to gold head grade, gold recovery, copper variables and operating cost. For example, a 20% decrease in operating cost gives a DCFROR of 7.6% and a 20% increase reduces the DCFROR to –2.4%. It is least sensitive to smelter terms and initial project capital cost. These rates of return are not sufficient to justify construction of a mine at the Prosperity Project given current copper and gold prices.

Kilborn Engineering Pacific Ltd provided a draft report on the detailed engineering studies in December 2000. Engineering studies will continue and assessments will be undertaken over time as metal prices indicate new opportunities for the Prosperity project. However at this time, Taseko is focusing its resources on the Gibraltar project.

E.3          Harmony Gold Project

Gibraltar Mines Ltd, a subsidiary of Taseko Mines Limited, acquired the Harmony Gold Project in 2002 through a related party transaction with Misty Mountain Gold Ltd. (now renamed Continental Minerals Corporation) involving the issuance of Gibraltar Preferred Shares which are convertible into Taseko shares in certain liquidation events in connection with the Harmony Gold Project (see Items 7 and 19).

Location, Access and Infrastructure

The Harmony Gold Project is located at latitude 53 degrees 31’ N and longitude 132 degrees 13’ W in the Skeena Mining Division, on Graham Island, Queen Charlotte Islands-Haida Gwaii, on the northwestern coast of British Columbia, Canada. The Harmony Gold Project comprises of 50 four post mineral claims, 37 two post mineral claims and one fractional claim, totalling 970 claim units and 24,250 ha. The deposit-area claims are in good standing until June 29, 2009.

The Queen Charlotte Islands-Haida Gwaii, are approximately 89 kilometres west of the British Columbia mainland, 159 kilometres southwest of the City of Prince Rupert, and approximately 770 kilometres northwest of the City of Vancouver. Existing high capacity industrial logging roads extending from the towns of Port Clements, Masset and Queen Charlotte City access the site. By road, the property is approximately 40 kilometres from Queen Charlotte City and 30 kilometres from Port Clements. Graham Island is readily accessed by ferries and commercial barges and shipping from both Prince Rupert and Vancouver. There are also daily commercial flights from Vancouver.

Geology and Mineralization

The Harmony property hosts the Specogna epithermal gold deposit, controlled by the Sandspit fault. It is a right lateral transverse-normal fault, with its eastern side down dropped at least several hundred metres, and a dip of 40 to 60o to the east. Cretaceous Haida Formation mudstones underlie the western side (footwall) of the fault, and the eastern side by Miocene sandstones, siltstones and conglomerates of the Skonun Formation.

Dacite dykes of Tertiary age have intruded along the fault. Contemporaneous, pervasive silicification, hydrothermal brecciation, stockwork and banded quartz veining and gold mineralization have developed along the hanging wall of the fault. This extends for a strike distance of at least 800 metres, eastwards from the fault at least 200 metres and to a depth of at least 240 metres. Pyrite and marcasite are the dominant metallic minerals. Gold occurs as native gold and electrum, which are commonly visible. Silver is also present as an alloy with gold.

Exploration and Estimates of Mineralization

Prospectors discovered mineralization at Harmony in 1970. The project claims were optioned by various companies during the period 1970 to 1975, which carried out geological mapping, geochemical surveys and minor drilling. Consolidated Cinola Mines Ltd acquired the ground in 1977 and, with partners, carried out detailed drilling, totalling 30,116 metres in 231 holes by 1984. In 1981, 465 metres of an underground drift and crosscuts were excavated for a metallurgical bulk sample. A 45 tonne per day pilot mill was established to treat about 5,200 tonnes of material and in 1982, a feasibility study for a 10,000-15,000 tonnes per day operation was completed. From 1986 to 1988, City Resources drilled 83 diamond drill holes and 64 reverse-circulation drill holes, totaling 13,356 metres, and completed 117.6 metres of underground development to obtain a bulk sample, conducted bench scale metallurgical testing, and developed open pit scenarios for the project. Barrack Gold acquired the project in 1989 and renamed the company to Misty Mountain Gold Ltd.

Additional drilling, metallurgical and engineering studies were carried out from 1989-1999. In 1997, M. Nowak, P.Eng., estimated the measured and indicated resources in the deposit to be 64 million tonnes grading 1.53 grams Au/tonne, containing approximately 3 million ounces of gold. There are additional inferred resources of 21 million tonnes grading 1.04 grams Au/tonne. The estimates were done at a 0.60 grams Au/tonne cut-off.

Sample Analysis and Security

During the period from 1971 to 1989, the companies conducting exploration sent either split or sawn half core samples for assaying. Samples were taken continuously over lengths ranging between 1.5 to 2.0 metre, crossing lithologic boundaries in most instances. Early gold analyses included chemical extraction followed by gravimetric or Atomic Absorption (AA) finish. Check assaying procedures were included at various laboratories including Chemex, Bondar Clegg, General Testing and Bell-White Labs.

Drill core sample lengths chosen by Misty Mountain were varied to selectively isolate vein material and to avoid sampling across lithologic boundaries. Samples, totalling 22,421 in number from 35,652 metres of core, for the most part ranged between 1.75 and 2.25 metres (actual range 0.06 – 6.10 metres) in length. Whole NQ2 core rather than half core was sampled to obtain maximum assay precision.

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

Three property standards were prepared to approximate lithologic type and corresponding gold grade, and one of three was inserted into the sample stream. Approximately one in 20 standards was randomly inserted in the mainstream pulps, while one in 13 was inserted in the duplicate pulps. Performance of the three standards assayed, along with the mainstream samples at Chemex, was monitored by comparing the results over time with the mean and tolerance limit values. Of the 1,209 primary results, a total of 48 or 4% were outside of the set tolerances. A rerun of the batches containing the offending standards was re-assayed, resulting in 15 or 1.2% outside of the set tolerances.

Sample Security

Sample pulps are stored in the Company’s warehouse at Port Kells, British Columbia. Drill core is stored at site.

Engineering Studies

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

Metallurgical samples for the 1997 and 1998 testwork were carefully selected so as to be representative of the overall in-pit rock units. Bench scale tests of these samples have revealed acceptable gold recoveries both through collection and treatment of a sulphide concentrate and through direct bio-oxidation of whole ore followed by gold leaching. Work is required to optimize the processes from an economical perspective and confirm initial results by applying these same processes to larger, representative samples.

In 1997, preliminary mine planning by Independent Mining Consultants Inc. of Tucson, Arizona resulted an estimated of in-pit material of 64 million tonnes grading 1.52 grams Au/tonne using a 0.60 grams Au/tonne cut-off, with an overall waste to ore stripping ratio of 0.82 tonnes of waste to 1 tonne of ore.

Environmental Considerations

Perceptions of possible acid rock drainage have been the main environmental concern relating to the Harmony Gold Project, based on the previously proposed large scale, open pit mine plan. The location and size of waste rock sites proposed in that plan was also a concern. The previous mine plan was a concern of First Nations and other community people, however, local citizens have not prevented any development work. The area has been extensively logged and permitting efforts by former operators on the Property were well advanced. Misty Mountain initiated base line environmental, wildlife, fisheries, climate, hydrology and vegetation monitoring studies. These studies were initiated before the commencement of the 1995 exploration work in order to establish both Misty Mountain’s intention and desire for the utmost integrity of the database and to establish a firm foundation for future permitting, as the Company recognized that successful development of the project must be done in a safe, environmentally responsible manner, which will maximize benefits to regional communities. The open, cooperative consultation process with all stakeholders, with specific attention to the First Nations community, merged with successful exploration results and utilizing low impact, proven, conventional mining methods, applicable to gold production from epithermal gold mineralization initiated by Misty Mountain would also be the intention of Taseko.

Aboriginal (or “First Nations”) Issues

The Queen Charlotte Islands-Haida Gwaii, including the area surrounding the Harmony Gold Project, are subject to aboriginal peoples’ land claims. Aboriginal land claims are subject to the B.C. Treaty Commission Legislation and the B.C. Treaty Commission, both established in 1993. The Commission facilitates and manages a six stage process whereby the Government of Canada, the Government of British Columbia and a First Nation negotiate a treaty settlement. The Council of Haida Nations (the First Nation claiming jurisdiction over the area of the Harmony Gold Project) is presently in the second stage, Preparation for Negotiations. The British Columbia government has stated a policy that settlements will not adversely affect existing tenures in the settlement areas.

In late 1999, the First Nations people on Graham Island launched a lawsuit against the Government of British Columbia (Ministry of Forests). In the suit, the First Nations peoples challenged the ability of government to issue effective permits for resource development on the Queen Charlotte Islands. Due in part to this uncertainty, Misty Mountain’s management deferred further work on the project, as has Taseko’s. In late 2000, a decision was rendered on the lawsuit. The First Nations lost its application to have the permit set aside. However the Court went on to create a new moral duty on the part of the exploration companies to consult with First Nations, and also introduced some new uncertainties. Although the decision did not decide whether the First Nations hold aboriginal title to the Queen Charlotte Islands, the judge accepted to some degree that at least some of the lands are subject to aboriginal title or rights and contingent on future land claims negotiations.

A formal land use planning process, co-sponsored by the Province and the Haida, was initiated in mid-2003 and is expected to be completed by the late fall of 2004. The Haida vision is to protect an additional 24% of the land base. A narrow corridor along the Yakoun River is proposed for protection but at this time it is not known what the full effect would be on the Harmony property.

ITEM 5                     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Taseko is currently an expenditure-based organization whose business strategy is to acquire, explore and conduct detailed engineering and economic analysis of mineral deposits which have large tonnage and multi-year operation potential. None of Taseko’s currently held mineral deposits currently hosts mineralized material which can be said to be “ore” or feasibly economic at current metals prices, although the Gibraltar Mine, taken out of production and put on standby in 1998 is capable of near term reactivation if copper prices strengthen significantly and for an extended period (subject to approximately $25 million in restart costs using its current processing facilities). In addition, in 2000-2001, the Gibraltar Mine has been the subject of research work, described herein, which could significantly reduce the operating cost per pound of copper produced but would require a significant (in excess of $100 million) capital investment.

In March 2004, the Company announced it was on track to restart operations at the Gibraltar Mine and that it was planning copper concentrate shipments to customers to commence in October 2004.

Under Taseko’s accounting policies, exploration and corporate/administrative costs are expensed as incurred and property acquisition costs are deferred (ie capitalized). Such acquisition costs are written off when Taseko abandons a property due to exploration program results that appear to warrant abandonment or when it appears that the deferred costs may not be recoverable. Acquisition costs and exploration expenditures are usually financed through a combination of cash and common share issuances.

As an expenditure-based corporation, Taseko’s results of operations are often evaluated on an “event driven” basis. Results of operations are difficult to quantify given that the product of these expenditures relates to the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a deposit’s size and continuity. It is difficult to evaluate the success of operations in a fiscal year by reference to the financial statements, given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Taseko’s operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics. Although Taseko calculates an annual loss per share (which has varied over a range of $0.09 to $2.35 over the last three fiscal years), Taseko is of the view that its share price does not vary in accordance with the loss per share statistic but rather Taseko share prices vary with the price of the underlying market for copper and gold and the outlook for these metals.

Taseko’s financial statements are prepared on the basis that it will continue as a going concern. Given that Taseko has no source of significant revenue, this assumption is always subject to the further assumption that there will continue to be investment interest in funding large tonnage metal deposits, which are not known to be economic in the current environment. Taseko can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of its resource projects and the net realizable value could be materially less than Taseko’s liabilities with a potential for total loss to Taseko shareholders.

Taseko does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar (ranging from 1.33 to 1.61 C$/US$) during the last few years. During the years presented, the Company has not entered into foreign currency forward contracts or other derivatives to mitigate the impact of exchange rate fluctuations on its operating results. For additional details respecting the five-year historical exchange rates, see Item 3. Taseko has not been significantly affected by government economic, fiscal, monetary or political policies, and the outlook for Taseko’s assets primarily relate to the outlook for gold and copper. For information relating to the historical prices for copper and gold, see “Item D, Trend Information” below.

A.            Operating Results

Fiscal 2003 Compared to Fiscal 2002

Most costs have decreased when compared to fiscal 2002; the exceptions are consulting fees and office and administration that increased in the fourth quarter relating to financing and planning for the re-start of the Gibraltar mine, and stock-based compensation expense, which is a mandatory change in the accounting for stock-based compensation (see notes to the financial statements). Higher costs in fiscal 2002 were attributable to the activities associated with financing the copper refinery studies, in particular, interest and finance charges (2003 - $201,942; 2002 - $507,790) and legal accounting and audit costs (2003 - $169,356; $2002 - 334,492).

The main expenditures in fiscal 2003 were on exploration, which includes both the cost of care and maintenance and the exploratory drilling activities at Gibraltar and ongoing environmental monitoring, property assessment and claim fees and mine planning studies for Prosperity and Harmony. Of the $2,029,529 in exploration expenditures, $1,913,712 was spent on Gibraltar, $88,500 was spent on Prosperity and $27,317 was spent on Harmony.

The Company’s loss for the year is $3.5 million, as compared to $6.5 million loss in fiscal 2002. The Company has no revenue from metal sales as the Gibraltar Mine is currently in a "care-and-maintenance" mode. Decreased expenses due to decreased activity, particularly in refinery studies, and an increase in both interest income (2003 - $721,480; 2003 - $551,842) and from a gain on the sale of equipment (2003 - $131,638; 2002 - $1,314) resulted in the Company’s improved performance in fiscal 2003.

Hunter Dickinson Inc. (“HDI”) of Vancouver, British Columbia, is a private company with certain directors in common that provides investor relations, geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company pursuant to a December 1996 agreement. In the year ended September 30, 2003, Taseko and its subsidiaries paid $253,859 to HDI for services rendered as compared to $574,892 in the previous year (see also Items 7 and 19)

Fiscal 2002 Compared with Fiscal 2001

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

Expenditures also decreased in the following areas in fiscal year 2002: legal, accounting and audit (2002 – $0.3 million; 2001 - $0.5 million), consulting (2002 - $0.1 million; 2001 - $1.8 million) and office and administration (2002 - $0.2 million; 2001 - $0.7 million).

The Company’s loss for the year is $6.5 million compared to $58.2 million in 2001. The loss in 2001 was due primarily to asset write downs. Taseko previously held an interest in the Harmony Gold Project that was valued at $0.6 million. This interest was written down as part of the acquisition of the remaining interest in the project in fiscal 2002, and constitutes part of the loss for the year.

B.            Liquidity and Capital Resources

Overview

Historically Taseko’s sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. As a consequence of the acquisition of the Gibraltar Mine in 1999, Taseko also received funding pursuant to a $17 million convertible debenture financing commitment executed by Boliden Westmin (Canada) Ltd. Of this $17 million commitment, Taseko received $4 million in fiscal 1999, $4.5 million in fiscal 2000 and the $8.5 million balance in fiscal 2001. Taseko also issued common share capital in each of fiscal 2000 and 1999 pursuant to private placement financings and upon the exercise of warrants and/or options. Taseko’s access to exploration financing is always uncertain. Taseko has no assurance of continued access to significant equity funding.

Fiscal 2003 Compared to Fiscal 2002

As a consequence of the acquisition of the Gibraltar Mine in 1999, Taseko received funding pursuant to a $17 million non-interest-bearing convertible debenture financing by Boliden Westmin (Canada) Ltd. As Taseko has the right and the intention to convert the debenture into common shares, the $17 million Gibraltar debenture is classified as equity rather than as a liability on the Company's balance sheet.

Reclamation deposits totaling $16.8 million including interest, are to be used at a later date for reclamation purposes at Gibraltar and at Harmony.

The reclamation liability of $32.7 million related to the Gibraltar Mine is secured by reclamation deposits and plant and equipment. The tracking preferred shares of Taseko's subsidiary, Gibraltar, is the net book value of 12,483,916 shares which were issued as part of the cost to acquire the Harmony Gold Project from Misty Mountain Gold Limited. The tracking preferred shares are designed to track and capture the value of the Harmony Gold Project and will be convertible into common shares of the Company upon a realization event such as a sale to a third party or commercial production at the Harmony Gold Project. As Taseko has the right and the intention to settle these preferred shares with common shares of the Company, they have been included in shareholders’ equity on the balance sheet.

On December 31, 2002, the Company closed three equity private placements of its securities:

(i)	2,185,000 common shares at $0.30 per share for net proceeds of $0.65 million;

(ii)	4,232,001 units at $0.30 per unit for net proceeds of $1.25 million.

(iii)
5,787,500 flow-through units at $0.40 per unit for net proceeds of $2.15 million. Effective December 31, 2002, the Company renounced $2.315 million in Canadian Exploration Expenditures ("CEE") to the flow-through investors. Accordingly, the Company was required to spend $2.315 million on qualified CEE by December 31, 2003. At September 30, 2003, the Company had spent $0.731 million.

In April 2003, the Company acquired the remaining business of the GESL Partnership under a plan of arrangement. In fiscal 2002, the Company had acquired a 38% initial position in these assets comprising primarily of technological and operating rights. The fiscal 2003 transaction resulted in a reduction of certain Taseko liabilities by $3 million. Further, the acquisition consolidated the Company’s 100% ownership of the copper refinery engineering business of the GESL Partnership. Upon receiving TSX Venture Exchange and judicial approvals the Company issued 7,446,809 common shares having a deemed value of $0.47 per share, for total consideration of $3.5 million.

At September 30, 2003, Taseko had working capital of $2.3 million, as compared to $3.4 million at the end of the previous quarter, and a working capital deficiency of $4.3 million at the end of the 2002 fiscal year. The Company also had 53,880,973 common shares issued and outstanding.

Several other financings were arranged subsequent to the year ended September 30, 2003. The proceeds of these financings will be used to fund activities towards re-start of the Gibraltar mine and for working capital purposes. These include:

(i)	6,700,000 units, consisting of one common share and one common share purchase warrant exercisable at $0.75 for a two year period, were issued at $0.60 per unit for gross proceeds of $4.02 million;

(ii)	850,000 options were exercised for gross proceeds of $0.39 million;

(iii)	8,387,447 warrants were exercised for gross proceeds of $4.21 million; and

(iv)	an agreement in principle to privately place 3,900,000 units at a price of $2.00 for gross proceeds of $7.8 million was announced.

(ii)
Gibraltar Reclamation Trust Limited Partnership (the “GRT Partnership”) closed a financing of $18.60 million to partially fund a planned re-start of the Gibraltar Mine. Of the financing proceeds, approximately $17.1 million was contributed to a qualifying environmental trust, which permitted the Company to have the reclamation deposit of $16.7 million, held by the Government of British Columbia, released into trust for the re-start. As part of the arrangement with GRT Partnership, the Company advanced $4.6 million into trust for the re-start. Further details on the GRT Partnership are provided in the Limited Partnership Financing Structures (below).

In order to facilitate financing for mine re-start, refinery feasibility and other exploration work at Gibraltar, Taseko has sponsored the formation of several limited partnerships.

The Gibraltar Engineering Services Limited (“GESL”) Partnership was formed to conduct engineering and contract operation service support for a determination of the feasibility of the hydrometallurgical copper refinery process, developed by Cominco Engineering Services Limited (“CESL”) to be potentially used at Gibraltar and possibly, other similar copper deposits in British Columbia, owned by third parties, but which also produce copper in concentrate.

The GESL Partnership business expenses are shown in the Consolidated Schedule of Refinery Project Expenses. This amount represents work carried out by personnel at Taseko, Gibraltar, HDI and third party contractors retained by the GESL Partnership and billed by those parties to the GESL Partnership. The Company incurred accumulated expenditures of approximately $5.8 million for the Refinery Project (See Consolidated Schedule of Refinery Project Expenses in the Financial Statements). In January 2002, Taseko announced that it would acquire GESL Partnership, and acquired a 38% initial position in these assets, comprising primarily of technology rights, during fiscal 2002. In the third quarter of fiscal 2003, the Company acquired the remaining business of the GESL Partnership under a plan of arrangement.) The premium paid for this acquisition is also shown in the Consolidated Schedule of Refinery Project Expenses.) This transaction resulted in a reduction of certain liabilities by $3 million and consolidated the Company’s 100% ownership of the copper refinery engineering business held by the GESL Partnership.

On December 31, 2003, the Company reached agreements with Gibraltar Reclamation Trust Limited Partnership (the “GRT Partnership”), a largely arm’s-length private Vancouver-based mining investment partnership which completed a financing to raise proceeds of $18.6 million to partially fund a planned re-start of the Gibraltar copper mine owned by a subsidiary of the Company, Gibraltar Mines Ltd. As part of the financing the GRT Partnership entered into a Joint Venture arrangement with Gibraltar to proceed towards restarting the Gibraltar open pit copper mine. Gibraltar, as its contribution to the Joint Venture, agreed to contribute the use of its mine assets and fund the start-up expenses of the Gibraltar mine, and the GRT Partnership funded a qualifying environmental trust (“QET”), which has allowed Gibraltar to access other funds currently held by the Government of British Columbia as a security for the mine’s environmental reclamation obligations. Under the Joint Venture agreement, the GRT Partnership became entitled to certain revenues or production share from the Gibraltar mine following the resumption of production.

In related agreements, the Company obtained the exclusive right (the “Purchase Option”) to purchase the GRT Partnership for a fixed price of 130% of the total amount of the net financing proceeds, which were actually contributed by the GRT Partnership to the QET being an amount of $18.6 million.). The Purchase Option was payable in common shares of the Company valued at the prevailing market price of the Company’s shares at the time the Company decides to trigger the purchase, or the price can be paid in cash by the Company. The investors in the GRT Partnership also acquired the right to sell the GRT Partnership to the Company for the appraised value of the GRT Partnership payable, at the Company’s election, in cash or in shares of the Company valued at the higher of the then-prevailing market (less a stated discount), and the undiscounted market price of the Company’s shares on December 31, 2003 (Cdn$2.15). To facilitate the start-up transactions, five directors and officers of the Company have personally guaranteed certain obligations (each as to one fifth) to third parties on behalf of the Company to the extent of $4.5 million, inclusive of a pledge of a cash deposit of $2 million. In consideration of the guarantee, they will each receive compensation equal to 10% of the amount guaranteed, calculated as 45,000 shares having a value of $2.00 each. In March 2004 Taseko elected to exercise its call rights for the GRT Partnership and issued 7,967,742 million shares valued at $2.79 each to acquire it. These shares were subject to resale restrictions in Canada until May 1, 2004. Certain directors and officers participated as investors in the GRT Partnership in the aggregate amount of $1,300,000. These directors and officers received shares as a consequence of Taseko exercising the call right (see items 7 and 19). The acquisition of the GRT Partnership provides Taseko with 100% control of those elements necessary for a mine restart decision and will eliminate the royalty held by the GRT Partnership.

Fiscal 2002 Compared to Fiscal 2001

As a consequence of the acquisition of the Gibraltar Mine in 1999, Taseko received funding pursuant to a $17 million non-interest bearing convertible debenture financing by Boliden Westmin (Canada) Ltd. Due to the convertibility of the debenture into common shares at the holder’s or Taseko’s option, the $17 million Gibraltar debenture is classified in the equity rather than debt accounts of Taseko’s balance sheet.

The asset shown as reclamation deposits, totalling $18.6 million, including interest, is to be used at a later date for reclamation purposes at Gibraltar and Harmony. As a result of progressive reclamation work and a landfill project reducing liability costs at Gibraltar, $2.5 million was released from the cash reclamation fund in December 2002.

At September 30, 2002, the reclamation liability was estimated at $32.7 million and is secured by reclamation deposits and plant and equipment. The equity item shown as tracking preferred shares is the book value of the 12,483,916 tracking preferred shares of Gibraltar which were part of the cost to acquire the Harmony gold project from Misty Mountain Gold Ltd. The tracking preferred shares are designed to track and capture the value of the Harmony Gold Project and are convertible into common shares of the Company upon a realization event such as a sale to a third party or commercial production at the Harmony Gold Project.

On March 28, 2002, the Company announced that it had agreed to privately place 2.1 million shares with arm’s length creditors in order to settle $840,000 of liabilities, and subsequently received approval from the TSX Venture Exchange. The settlement was completed during the third quarter of fiscal 2002.

At the end of August 2002, the Company completed a financing which privately placed 414,850 units at a price of $0.50 per unit with sophisticated investors and institutions outside of Canada. Each unit was comprised of one common share and a common share purchase warrant exercisable at $0.55 until December 27, 2003. The common share purchase warrants were subject to a regulatory four month hold period and are subject to an accelerated 45-day expiry if the closing price of the common shares as traded on the TSX Venture Exchange is at least $0.83 for any 10 consecutive trading days.

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

Dundee Securities Corporation, to the extent of $1,725,000, and Strand Securities Corporation and certain other agents, to the extent of $250,000, have collectively acted as Agents for the private placement of flow-through units. The Agents’ compensation included a cash fee equal to 6% of the gross proceeds and broker warrants entitling them to purchase that number of common shares, which is equal to 6% of the number of flow-through units sold. The broker warrants are exercisable at $0.40 per common share and expire on December 31, 2003.

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

The Gibraltar Engineering Services Limited Partnership (“GESL Partnership”) was formed to conduct engineering and contract operation service support for a determination of the feasibility of the CESL hydrometallurgical copper refinery process to be potentially used at Gibraltar and possibly, other similar copper deposits in British Columbia, owned by third parties, but which also produce copper in concentrate.

Partnership business expenses are shown in the Consolidated Schedule of Refinery Project Expenses. As previously disclosed, $4.85 million was expended on the Gibraltar Refinery Project in fiscal 2001. This amount represents work carried out by Taseko, Gibraltar, and HDI personnel and third party contractors retained by the GESL Partnership, and billed by all those parties to the GESL Partnership. Of this work, $1.85 million was actually funded by GESL Partnership investors as of December 31, 2001 and the balance by HDI, which is owed the funds at that date by Hunter Dickinson Group Inc.(“HDGI”) a private company owned by family trusts of certain of Taseko’s insiders.. HDGI had an investment in the GESL Refinery Process (“GRP”) Partnership, and owned the majority of the remaining outstanding units of the GESL Partnership. HDGI subsequently sold its interest in GESL in 2002 at its cost of $3 million, payable in tranches until 2005, to a Vancouver businessman in an arms'-length transaction. As a consequence of Taseko’s decision to purchase this interest in GESL from the investor in 2003, Taseko will record a net decrease in its accounts payable at that time of the equivalent to about $3 million. As at September 30, 2002, the Company had incurred accumulated expenditures of $5.3 million for the Refinery Project, compared to $3.6 million at September 30, 2001.

Financial Instruments

Taseko financed its activities from 1966 through 1999 primarily through the issuance of equity shares through private and public distributions. Certain of these financings were structured to provide a Canadian income tax incentive to make the securities more attractive. The Income Tax Act (Canada) provides certain incentives to encourage exploration on Canadian resource properties including the deductibility of a defined class of “Canadian Exploration Expenses” and “Canadian Development Expenses” which provide deductible pools of resource expenditures deductible against other sources of income. In 1999, Taseko also issued a convertible debenture in conjunction with the acquisition of the Gibraltar Mine, which raised $17 million with a 10-year repayment horizon and with provisions that permit the debenture to be repaid at any time on conversion of the liability into common shares or repaid in cash at Taseko’s option after the fifth year. Accordingly, the debenture has been recorded as part of shareholders’ equity in the accompanying financial statements rather than a liability as would a conventional debenture.

Taseko keeps its financial instruments denominated in Canadian dollars and does not currently engage in any hedging operations with respect to currency or in-situ minerals. Funds that are excess to Taseko’s current needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

Other than a high capacity electric mining shovel with a cost of approximately US$10 million, which was committed to in March 2004, Taseko does not have any material commitments for capital expenditures. The Company is currently examining various alternatives for the financing of this shovel. Accordingly the Company, can remain somewhat flexible in gearing its exploration activities to the availability of funds (although administrative expenses are likely to remain at $200,000 per month and Gibraltar Mine standby costs will likely remain in the $200,000 to $300,000 per month range).

Subsequent to the year end, in December 2003, the Company closed equity private placements of its securities totalling $4 million. In March 2004, the Company closed a private placement totalling $7.8 million.

C.            Research Expenditures

Taseko is a resource expenditure based corporation and, accordingly, does not have a program of intellectual property development or patenting or licensing issues. Taseko has effectively incurred, in conjunction with Cominco Engineering Services Ltd., and via Gibraltar Engineering Services Limited Partnership, $5.3 million to explore the feasibility of employing an advanced hydrometallurgical process at the Gibraltar Mine. These expenditures, while funded by third party investors, were eventually borne by Taseko as it ultimately purchased the businesses that incurred the expenditures for shares of Taseko in 2002 and 2003.

D.            Trend Information

As a natural resource exploration company, Taseko’s activities are somewhat cyclical as metals prices have traditionally been cyclical in nature.

Copper prices increased substantially in 2003, and averaged US$0.81/lb for the year compared with US$0.71/lb in 2002. Copper has been trading at US$1.00/lb or more since December 2003, and some forecasters are projecting prices of US$1.10/lb for the next two years.

Gold prices also improved significantly in 2003, increasing from an average price of US$310/oz in 2002 to about US$364/oz in 2003. Some market analysts have forecast the average price of gold for 2004 to be US$400/oz or more.

E.            Critical Accounting Policies

Mineral property interests

The Company defers mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination, to increase production, or to extend the life of existing production are capitalized. Such acquisition costs and deferred development expenditures are amortized and depreciated over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

The effect of a change in accounting policy would cause amounts deferred to be charged to operations, increasing net losses and loss per share, in the period.

Reclamation liabilities

The Company records reclamation liabilities based on an estimate of cost which is agreed to by management and the Ministry of Energy and Mines. The estimate is subject to change as factors in the determination of the liability change.

Going concern

The financial statements are prepared on the basis that the Company will continue as a going concern. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. The financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

Acquisition of Special Purpose Financing Entities

Taseko has since 1999 sponsored various special purpose investment partnerships pursuant to which funding has been raised from investors for property exploration and for copper refining engineering studies on terms where the investors receive the tax write-offs associated with this work. Taseko has later caused these partnerships to be purchased for its common shares. These acquisitions have not been capitalized as the activities, which these partnerships were pursuing would, themselves, have been expensed had Taseko funded the work itself.

ITEM 6                     DIRECTORS AND SENIOR MANAGEMENT

A.            Directors and Senior Management

Name, Position and		Shares Beneficially
Place of Residence	Period a Director of the Issuer	Owned or Controlled(1)
David James COPELAND	Since March 1994	263,800 Shares
Director		680,000 Options
Vancouver, BC, Canada		122,000 Warrants

T. Barry COUGHLAN	Since February 2001	100,000 Shares
Director
Vancouver, BC, Canada

Scott Dibblee COUSENS	Since October 1992	616,666 Shares
Director		680,000 Options
Vancouver, BC, Canada		200,000 Warrants

Robert Allan DICKINSON(2)	Since January 1991	530,000 Shares
Chairman of the Board and Director		250,000 Warrants
Lions Bay, BC, Canada

Jeffrey Robert MASON	Since March 1994	85,300 Shares
Chief Financial Officer, Corporate Secretary		520,000 Options
and Director		85,000 Warrants
Vancouver, BC, Canada

Thomas E. MILNER	Since March 2003	3,812 Shares
Director		680,000 Options
Williams Lake, BC, Canada

Ronald William THIESSEN	Since October 1993	302,300 Shares
President, Chief Executive Officer and		680,000 Options
Director		220,000 Warrants
West Vancouver, BC, Canada
TOTAL SHARES HELD BY DIRECTORS		1,901,878 Shares
AND SENIOR MANAGEMENT

(1)	The information as to shares beneficially owned or controlled is as has been furnished by insiders in their public disclosures and is as of March 31, 2004.

(2)	Certain of these shares are held indirectly in the name of United Mineral Services Ltd., a private company controlled by Robert A. Dickinson.

(3)
As of March 31, 2004, the total beneficial security holdings of the current directors and officers are 1,901,878 shares (which represents approximately 2.3% of the current issued and outstanding shares) plus 3,490,000 options exercisable at various prices from $0.25 to $0.55 per share expiring at various dates to September 29, 2006.

Principal Occupation of Current Management of Taseko

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board of Directors

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

RONALD W. THIESSEN, CA – President, Chief Executive Officer and Director

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

JEFFREY R. MASON, CA – Chief Financial Officer, Corporate Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and the Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer and director of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies for which Hunter Dickinson Inc. provides services.

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies for which Hunter Dickinson Inc. (to which he is a director) provides services.

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

BARRY COUGHLAN, B.A. - Director

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

THOMAS E. MILNER, P.Eng. - Director

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

B.            Compensation

During Taseko’s financial year ended September 30, 2003 the aggregate direct remuneration paid or payable to Taseko’s directors and senior officers by Taseko and its subsidiaries, all of whose financial statements are consolidated with those of Taseko, was $233,739. This figure includes any portion of remuneration received by the named person as an officer or employee of Hunter Dickinson Inc. that is attributable to Taseko’s affairs. The direct remuneration paid or payable to Company’s directors and senior officers by subsidiaries of Taseko, whose financial statements are not consolidated with those of Taseko was $nil.

Ronald W. Thiessen, President, Chief Executive Officer and a director of Taseko, Jeffrey R. Mason, Taseko’s Secretary, Chief Financial Officer and a director of Taseko, and Thomas E. Milner, Chief Operating Officer and Director of Gibraltar Mines Ltd, a wholly-owned subsidiary of Taseko, are each a “Named Executive Officer” of Taseko for the purposes of the following disclosure.

The compensation paid to each of the Named Executive Officers during Taseko’s three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensa- tion ($)
		Salary ($)	Bonus ($)	Other Annual Compensa- tion ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Ronald W. Thiessen Chief Executive Officer, President and Director	2003 2002 2001	37,175 14,463 12,539	Nil Nil Nil	Nil Nil Nil	Nil 400,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary and Chief Financial Officer and Director	2003 2002 2001	28,785 14,463 12,539	Nil Nil Nil	Nil Nil Nil	Nil 400,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Thomas E. Milner Chief Operating Officer and Director of Gibraltar Mines Ltd, a wholly-owned subsidiary	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	113,640 101,920 100,955	350,000 50,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

Securities Held By Insiders

As at March 31, 2004, the directors and officers of Taseko and their affiliates held as a group, directly and indirectly, own or control an aggregate of 1,901,978 common shares (2.3%) and held 3,240,000 options and 877,000 warrants to acquire an aggregate of an additional 4,117,000 common shares. To the knowledge of the directors and officers of Taseko, as at such date, there were no persons exclusive of directors and officers holding more than 10% of the issued common shares.

C.            Board Practices

All directors were re-elected at the March 31, 2004 annual general meeting and have a term of office expiring at the next annual general meeting of Taseko expected to be held in March 2005. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no arrangements under which directors were compensated by Taseko and its subsidiaries during the financial year ended September 30, 2003 for their services in their capacity as directors and consultants except as herein disclosed. For the year ended September 30, 2003, Taseko compensated its directors directly for services by paying them an aggregate of $233,739 cash.

Ronald W. Thiessen, David J. Copeland and Scott D. Cousens are members of the Company’s audit committee. The audit committee is elected annually by the directors of Taseko at the first meeting of the board held after Taseko’s annual general meeting. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. The Company has no remuneration or nomination committee.

D.            Employees

At March 31, 2004, Taseko had 15 direct employees working for Gibraltar. Taseko’s administrative and exploration functions are primarily administered through Hunter Dickinson Inc. (see Item 7).

E.            Share Ownership

As at March 31, 2004, an aggregate of 5,089,000 shares have been reserved for issuance pursuant to Taseko’s Share Incentive Plan, described below, which reserves up to 10% of the outstanding number of shares for issuance.

(a)            Incentive Options

			Exercise	Number of
	Grant Date	Expiry Date	Price	options
Employees and consultants	December 19, 2000	September 24, 2004	$0.50	35,000
	February 12, 2001	September 24, 2004	$0.50	15,000
	June 11, 2001	September 24, 2004	$0.50	29,500
	May 22, 2002	September 24, 2004	$0.50	261,500
	December 10, 2002	December 20, 2004	$0.40	22,500
	April 1, 2003	March 31, 2005	$0.30	100,000
	May 8, 2003	May 9, 2005	$0.38	20,000
	October 10, 2003	September 29, 2006	$0.55	685,000
	November 3, 2003	September 20, 2005	$0.65	25,500
	November 3, 2003	September 20, 2005	$0.81	45,000
	December 3, 2003	September 20, 2005	$1.40	100,000
	January 14, 2004	September 20, 2005	$1.65	70,000
				1,409,000

Directors and Officers	May 22, 2002	September 24, 2004	$0.50	1,600,000
	June 17, 2003	September 24, 2004	$0.50	300,000
	July 8, 2003	July 29, 2005	$0.25	50,000
	October 10, 2003	September 29, 2006	$0.55	1,730,000
				3,680,000

Total				5,089,000

(b)           Share Incentive Plan

At the Company’s annual general meeting held on March 28, 1998, shareholders approved an amendment to the Company’s share option plan in which 8,200,000 common shares were reserved for issuance under such amendment. The current share option plan is a “fixed’ plan in that 8,200,000 common shares, representing 20% of the Company’s issued and outstanding shares at the record date of the March 28, 2003 annual general meeting, were reserved for issuance as options. At the Company's Annual General Meeting held on March 31, 2004, a resolution was passed amending its existing share option plan and to restate it as the 2004 Share Option Plan (the “Plan”) which will use a “rolling” number of shares rather than a “fixed” number of shares. Under the Plan, a maximum of 10% of the issued and outstanding common shares of the Company at the time an option is granted, less common shares reserved for issued in the Plan, are reserved for issuance as options to be granted at the discretion of the Company’s board of directors to eligible optionees (the “Optionees”) under the Plan. In other words, while the Plan is in effect, there can never be more than 10% of the Company’s issued and outstanding common shares reserved for issuance under the Plan at any point in time. It is the responsibility of the Company’s board of directors to ensure that the provisions of the Plan are adhered to.

This type of Plan is called a "rolling" plan. The Plan requires shareholder and TSX Venture Exchange ("TSXV") approval.

Eligible Optionees

Under the policies of TSXV, to be eligible for the issuance of a stock option under the Plan an Optionee must either be a director, officer, employee or consultant providing management or other services to the Company or a subsidiary at the time the option is granted.

Options may be granted only to an individual or to a non-individual that is wholly owned by individuals eligible for an option grant. If the option is granted to a non-individual, it must provide TSXV with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any individual or other entity as long as the option remains in effect, without the consent of TSXV.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

  all options granted under the Plan are non-assignable and non-transferable and for a period of up to 5 years;

  for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;

  if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date of such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in Investor Relations Activities;

  the minimum exercise price of an option granted under the Plan must not be less than the Discounted Market Price (as defined in the policies of the TSXV); and

  no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in any one year period.

ITEM 7                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Taseko’s securities are recorded on the books of its transfer agent in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Taseko does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, Taseko is not directly or indirectly owned or controlled by a corporation or foreign government. As of March 31, 2004 Taseko had authorized 200,000,000 common shares without par value of which 83,442,662 were issued and outstanding.

As of March 31, 2004, the only registered holder, other than brokerage clearing houses, of 5% or more of the common shares of Taseko were:

Shareholder	Number of shares held	Percentage of total
Mr. Norman Cressey	6,000,511	7.2%

As of March 31, 2004, directors and officers of Taseko as a group (7 persons) owned or controlled an aggregate of 1,901,878 shares (2.3%) of Taseko, or 3,545,121 shares (7.6%) on a fully diluted basis.

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

The following lists the geographical distribution of shareholders at March 31, 2004, to the best of Taseko’s knowledge:

	Number of
	registered
	shareholders of	Number of	Percentage of
Location	record	shares	total shares
Canada	248	63,322,044	75.9%
United States	479	15,830,168	19.0%
Other	46	4,290,450	5.1%
	773	83,442,662

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house is located.

The only potential change of control affecting Taseko is the convertible debenture for $17 million issued to Boliden (see Gibraltar – Acquisition Terms). Taseko has no reason to believe Boliden has any intention of converting the debenture or exercising any control over Taseko in the foreseeable future. Boliden does not have, and has not requested, representation on Taseko’s board of directors. To the best of the Company's knowledge, a private Vancouver businessman, Mr. Norman Cressey, owned 6,000,511 common shares of Taseko at March 31, 2004. Mr Cressey has no stated intention to exercise any control over Taseko and has no representative on the board.

B.            Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Taseko or its predecessors during the year ended September 30, 2003, except as follows:

(a)           Arrangements with Hunter Dickinson Inc.

Taseko does not have full-time management or employees. Gibraltar Mines Ltd has 14 full- and part-time employees. Hunter Dickinson Inc. (“HDI”) provides management and other services to Taseko, pursuant to a geological and administrative services agreement dated for reference December 31, 1996. HDI is one of the larger independent mining exploration groups in North America and as of March 31, 2004, employs or retains on a substantially full-time basis, twenty-five geoscientists (of which nine are professional geologists/PGeo, and five are geological engineers/PEng and two are PhDs), six licensed professional mining, mechanical or civil engineers (PEng), seven accountants (including four CAs, and two CMAs) and twenty administrative and support personnel. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario and Quebéc) and internationally in Brazil, Chile, Nevada and Alaska USA, Mexico and South Africa. HDI allocates the costs of staff input into projects like Gibraltar based on time records of involved personnel. The shares of HDI are owned equally by each of the participating corporations (including Taseko) as long as HDI services are being provided however such participant surrenders its single share at the time of termination of the “Services Agreement” described below. HDI is managed by the directors of Taseko and who are generally the controlling directors of the other corporate participants in the arrangements with of HDI.

During the fiscal year ended September 30, 2003 Taseko paid $253,859 to HDI for services pursuant to this Agreement.

(b)           Initiatives respecting copper refining technology research

Taseko insiders have had a financial interest in two initiatives to advance the copper refining engineering for potential use with a possible recommencement of Gibraltar Mine operations. By agreement dated for reference October 31, 2000 between Taseko and Gibraltar and a British Columbia limited partnership to be renamed Procorp Services Limited Partnership (“Procorp”), Procorp was to establish a specialized exploration limited partnership to provide technical, financial, management and marketing services with the objective of securing up to $60 million which would be used to fund the estimated restart costs at Gibraltar ($30 million) and approximately $30 million to fund Gibraltar’s share of construction and initial operations of a refining plant which would employ the CESL technology being reviewed by the Company together with CESL pursuant to the Memorandum of Agreement described herein. Procorp was initially established by the directors of Taseko (excluding Mr Milner) whose family trusts are the initial beneficial limited partners with a view that Procorp would seek additional investment via additional limited partners who would fund business expenses in furtherance of the restart and CESL costs entitling them to tax deductions for initial expenses as well as a share of profits in the event of a successful Gibraltar Mine restart. Procorp received a payment of US $900,000, which was charged to operations as an administrative expense in 2002. These insiders also have an interest in Hunter Dickinson Group Inc. and its transactions in respect of GESL described in Items 4 and 5b.

(c)           Acquisition of the Harmony Gold Project

On March 29, 2001, shareholders of Taseko approved the acquisition by Taseko of a 100% interest in the Harmony Gold Project from Continental (see Item 4). A majority of directors of Taseko are also directors and shareholders of Continental. Robert A. Dickinson, a director of Taseko, is a shareholder of Continental Minerals Corporation and a former director (See Item 4 and Taseko’s Annual Report on Form 20-F for the year ended September 30, 2000 for further details.)

(d)           Participation in the Gibraltar Reclamation Trust Limited Partnership (“GRT Limited Partnership”)

As more particularly described in Item 5 (Liquidity and Capital Resources- Fiscal 2003 compared to 2002) Taseko completed agreements on December 31, 2003 whereby the GRT Limited Partnership provided funding for Gibraltar’s reclamation obligations and by doing so triggered a release of funding to Taseko from the existing deposit and GRT Limited Partnership became entitled to a royalty on production from Gibraltar. The financing agreements gave Taseko the right to repurchase the investors' interests in the GRT Limited Partnership which Taseko completed in March, 2004 by issuing approximately 7,967,942 shares valued at the then-market price of $2.79 per share. Certain directors and officers of Taseko, or companies or trusts controlled by them, received 556,227 shares as a consequence of funding participation in the GRT Limited Partnership of $1,300,000. These shares were received on the same basis as all other participants in the GRT Limited Partnership.

(e)           Guaranty Bonus

In connection with the transaction described in (d) above, five directors of Taseko gave personal guarantees to Taseko to back-stop Taseko’s guarantee to the Province of British Columbia in order to facilitate completion of the transaction; which personal guarantees aggregated $4.5 million and in respect of which Taseko agreed to issue a bonus of $450,000 in shares (being 225,000 shares with a deemed value of $2.00 each). The recipients of the shares were Messrs Thiessen, Cousens, Dickinson, Mason and Copeland, each as to 45,000 shares.

(f)           Farm-outs with Northern Dynasty Minerals Ltd and Rockwell Ventures Inc

By agreements dated for reference December 1, 2003 Taseko caused its subsidiary, Gibraltar to enter into two farm-in agreements which allowed Northern Dynasty Minerals Ltd. (“NDM”) and Rockwell Ventures Inc. (“RCW”) to farm in to Gibraltar’s exploration properties in consideration of NDM and RCW agreeing to expend a total of $850,000 on exploring the properties ($650,000 to NDM and $200,000 to RCW respectively). NDM and RCW could earn an interest in the properties proportional to prior expenditures on these mineral properties by Gibraltar. The farm-in agreements also contained a right on Taseko’s part to repurchase these earned interests by issuing shares to NDM and RCW within certain time periods. In March 2004, Taseko exercised this call right agreeing to issue to NDM 232,975 shares of Taseko and to RCW 71,685 shares of Taseko, thus reacquiring these interests from NDM and RCW. Taseko effectively issued these shares for consideration of $2.79 per share, based on the expenditures made by NDM and RCW on Taseko's mineral properties. NDM and RCW have a majority of directors in common with Taseko.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8                     FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

See “Item 17 Financial Statements”.

Legal Proceedings

Taseko is not involved in any actual litigation or legal proceedings and to Taseko’s knowledge, no material legal proceedings involving Taseko or its subsidiaries are to be initiated against Taseko.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Taseko are being retained for exploration of its Projects.

B.            Significant Changes

There have been no significant changes to the accompanying financial statements since September 30, 2003 which are not disclosed in those statements.

ITEM 9                     THE OFFER AND LISTING

A.            Offer and Listing Details

Trading Markets

TSX VENTURE:			NASDAQ:
TKO – Trading in Canadian Dollars			TKOCF - Trading in United States Dollars
	High	Low		High	Low
	($)	($)		($)	($)
Annual (by calendar year)			Annual (by calendar year)
2004 (to March 31, 2004)	3.01	1.65	2004 (to March 31, 2004)	2.30	1.33
2003	2.15	0.25	2003	1.67	0.19
2002	0.85	0.36	2002	0.60	0.20
2001	1.69	0.36	2001	1.16	0.24
2000	3.10	1.20	2000	2.25	0.56
1999	5.45	1.80	1999	4.00	1.00

TSX VENTURE:			NASDAQ:
TKO – Trading in Canadian Dollars			TKOCF - Trading in United States Dollars
	High	Low		High	Low
	($)	($)		($)	($)
By Quarter			By Quarter
Calendar 2004			Calendar 2004
First Quarter	3.01	1.65	First Quarter	2.30	1.33

Calendar 2003			Calendar 2003
Fourth Quarter	2.15	0.42	Fourth Quarter	1.67	0.31
Third Quarter	0.52	0.25	Third Quarter	0.40	0.19
Second Quarter	0.48	0.25	Second Quarter	0.31	0.19
First Quarter	0.65	0.38	First Quarter	0.44	0.25

Calendar 2002			Calendar 2002
Fourth Quarter	0.47	0.36	Fourth Quarter	0.31	0.20
Third Quarter	0.63	0.40	Third Quarter	0.44	0.26
Second Quarter	0.85	0.36	Second Quarter	0.60	0.24
First Quarter	0.60	0.36	First Quarter	0.40	0.23

Monthly			Monthly
March 2004	2.93	2.02	March 2004	2.22	1.50
February 2004	3.01	2.07	February 2004	2.30	1.55
January 2004	2.58	1.65	January 2004	2.03	1.33
December 2003	2.15	1.40	December 2003	1.67	1.08
November 2003	1.49	0.78	November 2003	1.04	0.58
October 2003	0.83	0.42	October 2003	0.64	0.31
September 2003	0.52	0.43	September 2003	0.40	0.30
August 2003	0.43	0.35	August 2003	0.32	0.25

B.            Plan of Distribution

Not applicable.

C.            Markets

The shares of Taseko have traded in Canada on the TSX Venture Exchange (successor exchange to the Canadian Venture Exchange and the Vancouver Stock Exchange) since March 10, 1969, (symbol-TKO) and since March 1992 on the National Association of Securities Dealers Automated Quotation (NASDAQ) System, "Regular Market.” On November 30, 1994, the shares of Taseko were listed on the NASDAQ National Market and since July 6 2001, have been listed in the Over-the-Counter Bulletin Board (symbol TKOCF).

D.            Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.            Expenses of the Issue

Not applicable.

ITEM 10                    ADDITIONAL INFORMATION

A.            Share Capital

Taseko’s share capital consists of one class only, namely common shares without par value, of which 200,000,000 shares are authorized and 53,880,973 common shares without par value are issued and outstanding as of September 30, 2003 and 83,442,662 outstanding as at March 31, 2004. At the Annual General Meeting held on March 23, 2004 shareholders approved an increase in authorized share capital from 100 million to 200 million common shares. The notes to the accompanying audited financial statements provide details of all share issuances effected by Taseko in the issue price per share for the three previous fiscal years. There are no shares of Taseko that are held by or on behalf of Taseko. There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Taseko rank pari passu for the payment of any dividends and distributions in the event of a windup. A summary of Taseko’s dilutive securities (convertible or exercisable into common shares) is as follows:

(a)           Warrants

The following share purchase warrants are outstanding as of March 31, 2004. All warrants were issued as part of a unit private placement comprising a share and a warrant. All warrants are non-transferable.

No. of Warrants	Exercise Price	Expiry Date
3,900,000	2.25	May 10, 2005
6,700,000	0.75	December 31, 2005
375,000	0.40	January 8, 2006
10,975,000

Other Potential Share Issuances

A summary of Taseko’s diluted share capital as follows:

(a)	Outstanding as of March 31, 2004	83,442,662
(b)	Options outstanding	5,089,000
(c)	Warrants outstanding	10,975,000
(d)	Boliden convertible debenture (maximum issuable)	4,106,280
Fully diluted at March 31, 2004		103,612,942

See Item 6E for information regarding Taseko’s Share Incentive Plan.

The number of Taseko shares potentially issuable on conversion of the Gibraltar Shares pursuant to the Harmony Gold Project Acquisition cannot currently be determined exactly due to the uncertainty of future events at the Harmony Gold Project, however the figure is in the range of 2 to 18 million Taseko Shares (see Item 4 – Acquisition of the Harmony Gold Project). See also Item 7B - proposed transaction with Procorp which may result in the issuance of 3.4 million warrants exercisable at a price of $1.70 each.

B.            Memorandum and Articles of Association

Taseko’s corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 69082. A copy of the Articles of Association and Memorandum were filed as an exhibit with Taseko’s initial registration statement on Form 20-F in 1994.

Objects and Purposes

Taseko’s Memorandum of Incorporation and Articles of Association (“Articles”) do not specify objects or purposes. Under British Columbia corporate law (the British Columbia Company Act or herein “BCCA”), a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors – Powers and Limitations

Taseko’s Articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The number of directors is fixed, annually, by shareholders at the annual Shareholders meeting and all directors are elected at that time - there are no staggered directorships. Under the BCCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest. Directors’ compensation is not a matter on which they must abstain. Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Taseko’s Articles or under the BCCA.

Directors’ borrowing powers are not generally restricted where the borrowing is in Taseko’s best interests, but the directors may not authorize Taseko to provide financial assistance for any reason where Taseko is insolvent or the providing of the guarantee would render it insolvent. Directors need not own any shares of Taseko in order to qualify as directors.

The Articles specify that the number of directors shall be the number of directors fixed by shareholders, annually, or the number which are actually elected at a general shareholders meeting. The number of directors is determined, annually, by shareholders at the annual Shareholders meeting and all directors are elected at that time. Under the Articles the directors are entitled between successive annual general meeting to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders or actually elected at the preceding annual shareholders’ meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

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

Changes to Rights of Common Shareholders

Changes to the Articles and memorandum of Taseko require a shareholders’ “special resolution” being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Taseko’s assets, redomiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder’s shares in cash if the required special resolution is actually passed and Taseko elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCCA and not by the Articles of Taseko.

Shareholders Meetings

Shareholders meetings are governed by the Articles of Taseko but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCCA. The Articles provide that Taseko will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Taseko makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders, The form and content of information circulars and proxies and like matters are governed by the Securities Act and the BCCA.

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

Pre-emptive Rights

There are no pre-emptive rights applicable to Taseko which provide a right to any person to participate in offerings of Taseko’s equity or other securities

Rights to Profits and Liquidation Rights

All common shares of Taseko participate rateably in any net profit or loss of Taseko and share rateably any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Taseko’s Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also “Exchange Controls”.)

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

Change in Control

Taseko has not implemented any shareholders’ rights or other “poison pill” protection against possible take-over. Taseko does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Taseko’s material agreements giving special rights to any person on a change in control.

Insider Share Ownership Reporting

The articles of Taseko do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Taseko’s shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Taseko but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

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

Subsidiary – Gibraltar Mines Ltd.

The common shares of Gibraltar are wholly owned by Taseko and Gibraltar has constituting documents ordinary to a British Columbia corporation pursuing mining activities. Gibraltar has a class of of preference shares outstanding which are owned by Continental Minerals Corporation and which were received for transferring to Gibraltar the Harmony Gold Project. These preference shares are convertible into Taseko shares in the event of a liquidation event in connection with the Harmony Gold Project.

C.            Material Contracts

Taseko’s material contracts are:

(a)
Convertible Debenture July 21, 1999 in the principal amount of CDN $17,000,000 issued by Gibraltar to Boliden Westmin (Canada) Limited pursuant to the acquisition of the Gibraltar Mine (see Item 4 “The Gibraltar Mine”) filed with 20-F in March 30, 2000;

(b)
Geological Management and Administration Services Agreement with Hunter Dickinson Inc. dated for reference December 31, 1996 filed with Form 20-F for fiscal year 1999 filed on March 30, 2000 (See Item 7 “Interest of Management in Certain Transactions”);

(c)
Arrangement Agreement dated February 22, 2001 among Taseko, Misty Mountain Gold Limited and Gibraltar Mines Ltd. whereby Taseko caused Gibraltar to acquire the 3 million ounce Harmony Gold Project (see Item 4) in consideration of the issuance of Preferred Shares of Gibraltar which are convertible into Taseko shares in the event of a liquidation event in connection with the Harmony Gold Project.;

(d)	Agreements with the GRT Limited Partnership described in Items 4 , 7 and 19.

The Company has also entered into an agreement to purchase a mining shovel for approximately US$10.1 million, of which US$1.8 million has been paid as an initial deposit.

D.            Exchange Controls

Taseko is a Province of British Columbia, Canada corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Taseko on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Taseko’s common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Taseko does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Taseko’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Taseko’s common shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Taseko was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Taseko and the value of the assets of Taseko, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Taseko. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Taseko was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Taseko and the value of the assets of Taseko, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2000 exceeds Cdn$192 million. A non-Canadian would acquire control of Taseko for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Taseko unless it could be established that, on the acquisition, Taseko was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Taseko will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)
an acquisition of control of Taseko in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)
an acquisition of control of Taseko by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Taseko, through the ownership of the Common Shares, remained unchanged.

E.            Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following, in management’s understanding summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with Taseko, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Taseko will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Taseko’s voting shares). Taseko will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of Taseko’s issued shares of any class or series.

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in management’s understanding, a discussion of the material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Taseko. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of common shares of Taseko should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Taseko, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Taseko who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or any political subdivision thereof which has elected to be treated as a corporation for United States Income Tax Purposes (under Treasury Regulation section 301.7201-3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Taseko. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Taseko

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Taseko are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Taseko has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of Taseko, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of Taseko generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Taseko may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Taseko) deduction of the United States source portion of dividends received from Taseko (unless Taseko qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). Taseko does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Taseko’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Taseko’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Taseko may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Taseko will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Taseko should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Taseko

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Taseko equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Taseko. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Taseko will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Taseko’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Taseko’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Taseko may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Taseko does not actually distribute such income. Taseko does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Taseko will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Taseko’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Taseko is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Taseko may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Taseko does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Taseko will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Taseko appears to have been a PFIC for the fiscal year ended September 30, 2003, and at least certain prior fiscal years. In addition, Taseko expects to qualify as a PFIC for the fiscal year ending September 30, 2004 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Taseko is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Taseko. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat Taseko as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Taseko qualifies as a PFIC on his pro rata share of Taseko’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Taseko’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Taseko is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Taseko qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Taseko is a controlled foreign corporation, the U.S. Holder’s pro rata share of Taseko’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Taseko’s first tax year in which Taseko qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of Taseko in which Taseko is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Taseko common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Taseko’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Taseko common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by Taseko.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Taseko common shares and all excess distributions on his Taseko common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Taseko (i) which began after December 31, 1986, and (ii) for which Taseko was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Taseko is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Taseko common shares, then Taseko will continue to be treated as a PFIC with respect to such Taseko common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Taseko common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Taseko common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Taseko as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Taseko included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of Taseko will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Taseko common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Taseko are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Taseko common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Taseko is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Taseko, certain adverse rules may apply in the event that both Taseko and any foreign corporation in which Taseko directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Taseko intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Taseko that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Taseko (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a dilution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Taseko (or an intermediate entity or the lower tier PFIC). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Taseko and does not dispose of its common shares.

Taseko strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Taseko common shares while Taseko is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Taseko is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Taseko (“United States Shareholder”), Taseko could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Taseko which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Taseko attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Taseko does not believe that it currently qualifies as a CFC. However, there can be no assurance that Taseko will not be considered a CFC for the current or any future taxable year.

F.            Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Taseko, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Taseko at 604-684-6365, attention: Shirley Main. Copies of Taseko’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com. Taseko’s only material subsidiary, Gibraltar Mines Ltd., is also a British Columbia corporation and the foregoing discussion of articles and memorandum is generally applicable.

I.            Subsidiary Information

Not applicable.

ITEM 11                    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.            Transaction Risk and Currency Risk Management

Taseko’s operations do not employ financial instruments or derivatives which are market sensitive and Taseko does not have financial market risks.

B.            Exchange Rate Sensitivity

Taseko’s operations are in Canada and hence it is not significantly affected by exchange rate risk. Its liabilities are all denominated in Canadian dollars.

C.            Interest Rate Risk and Equity Price Risk

Taseko is equity financed and does not have any debt which is subject to interest rate change risks. Its only long term liability, the Boliden Debenture, is non-interest bearing.

D.            Commodity Price Risk

While the value of Taseko’s resource properties can always be said to relate to the price of gold and copper and the outlook for same, Taseko does not have any operating mines and hence does not have any hedging or other commodity based risks respecting its operations.

ITEM 12                    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.            Debt Securities

Not applicable. (Taseko has a single outstanding debenture issued to Boliden – see Item 2 and Exhibits.)

B.            Warrants and Rights

Not applicable. (No market exists for Taseko’s warrants and options. Taseko has issued no rights.)

C.            Other Securities

Not applicable.

D.            American Depositary Shares

Not applicable.

PART II

ITEM 13                     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14                     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15                     CONTROLS AND PROCEDURES

As of March 31, 2004, an evaluation was carried out under the supervision of, and with the participation of the Corporation’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Act of 1934). Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

No changes were made in the Company's internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting subsequent to the date of their evaluation.

ITEM 16                     AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES, AND EXEMPTIONS

A.            Audit Committee Financial Expert

The designated Audit Committee "financial expert" is Mr. Ronald W. Thiessen, who is also the President and Chief Executive Officer of the Company. Accordingly, Mr. Thiessen is not "independent", as the term is defined by the American Stock Exchange which is a national securities exchange. Mr. Thiessen is a Chartered Accountant.

B.            Code of Ethics

The Company has adopted a code of ethics that applies to the Company's chief executive officer, the chief financial officer, and other members of senior management. The Code of Ethics is appended as an exhibit to this Form 20-F.

C.            Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services:

	Year ended	Year ended
	September 30,	September 30,
Services:	2003	2002
Audit services	$44,000	$41,500
Audit-related services	–	9,000
Tax services	11,291	1,000
All other services	–	–
	$55,291	$51,500

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

As 2003 was the first year of the audit committee pre-approval process, only the audit and tax services rendered in the year ended September 2003 were pre-approved by the audit committee.

D.            Exemptions from Listing Standards for Audit Committees

Not applicable.

E.            Purchases Of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17                     FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)        Auditors’ Report on the consolidated balance sheets as at September 30, 2003 and 2002, and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended September 30, 2003;

(2)       Consolidated balance sheets as at September 30, 2003 and 2002;

(3)       Consolidated statements of operations and deficit for each of the years in the three-year period ended September 30, 2003;

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

The following Exhibits were filed with Taseko’s Annual Report on Form 20-F in previous years:

Type of Document	Description

1 & 2	Articles of incorporation, bylaws and instruments defining rights of common shareholders have been previously filed with the 20-F filed in 1994.

3B.1
Convertible Debenture July 21, 1999 in the principal amount of CDN $17,000,000 issued by Gilbraltarco to Boliden Westmin (Canada) Limited pursuant to the acquisition of the Gibraltar Mine (see Item 4 “The Gibraltar Mine”) filed with 20-F in March 30, 2000.

3A.1
Geological Management and Administration Services Agreement dated for reference December 31, 1996 filed with Form 20-F for fiscal year 1999 on March 30, 2000 (See Item 7 “Interest of Management in Certain Transactions”).

3A.2	Amended Share Incentive Plan dated for reference March 20, 2000 (See Item 6 “Share Incentive Plan”).

3B.2
Arrangement Agreement dated February 22, 2001 among Taseko, Misty Mountain Gold Limited and Gibraltar Mines Ltd., whereby Taseko caused Gibraltar to acquire the 3 million ounce Harmony Gold Project in consideration of the issuance of Preferred Shares of Gibraltar which are convertible into shares of Taseko in the event of a liquidation event in connection with the Harmony Gold Project (see Item 4) (filed with Taseko’s Annual Report on Form 20-F for the year ended September 30, 2000 filed on March 31, 2001).

3A.3
Memorandum of Agreement dated for reference December 1, 2000 pursuant to which Procorp Services Limited Partnership (“Procorp”) and Taseko have agreed that Procorp will seek to finance engineering of a processing plant using the CESL technology and other services in consideration of $900,000 US cash (initial payment made), $900,000 cash on successful start up of the Gibraltar Mine plus 3.4 million Taseko Warrants, subject to regulatory acceptance (filed with Taseko’s Annual Report on Form 20-F for the year ended September 30, 2000 filed on 31, 2001)

The following Exhibits are filed with this Annual Report on Form 20-F:

Type of Document	Description

3A.4	Code of Ethics

3A.5	Joint Venture Agreement with the GRT Limited Partnership, dated December 30, 2003 described in Items 4 and 7t

3A.6	Put/Call Agreement among the partners of GRT Limited Partnership and Taseko dated December 30, 2003 described in Items 4 and 7t

3A.7	Guarantee Bonus Agreement dated December 30, 2003 whereby Taseko will issue 225,000 shares to certain insiders in consideration of them back-stopping Taseko’s Guarantee Agreement with the Province of British Columbia as described in Item 7

3B.3	Guarantee Agreement between Taseko and Province of British Columbia dated December 30, 2003 described in Item 4

3B.4
Farm-In Agreement with Northern Dynasty Minerals Ltd and Rockwell Ventures Inc whereby these related party companies expended $850,000 exploring Gibraltar’s mineral properties and subsequently sold the earned interests in the properties to Taseko for 304,660 Taseko shares valued at $2.79 each, as described in Item 7.

12.1	CEO Section 302 Certification

12.2	CFO Section 302 Certification

13.1	Section 906 Certification

SIGNATURES

Taseko certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TASEKO MINES LIMITED Per:
/s/ Jeffrey R. Mason
JEFFREY R. MASON Chief Financial Officer DATED April 15, 2004

TASEKO MINES LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Expressed in Canadian Dollars)

AUDITORS' REPORT

To the Board of Directors
Taseko Mines Limited

We have audited the consolidated balance sheets of Taseko Mines Limited as at September 30, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
February 2, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the Board of Directors dated February 2, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
February 2, 2004

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30,	September 30,
	2003	2002
		(restated - note 8(c))

Assets

Current assets
Cash and equivalents	$2,424,221	$39,104
Amounts receivable	1,049,093	336,247
Advances to related parties (note 11)	224,538	-
Supplies inventory	2,278,096	2,282,954
Prepaid expenses	134,207	103,631
	6,110,155	2,761,936

Property, plant and equipment (note 5)	9,554,186	10,158,525
Reclamation deposits (notes 4, 6(a), 8(c) and 12(d))	16,757,274	18,576,524
Mineral property interests (note 6)	28,813,296	28,813,296
	$61,234,911	$60,310,281

Liabilities and Shareholders' Equity

Current liabilities
Operating line of credit (note 7)	$1,993,396	$2,000,000
Accounts payable and accrued liabilities	1,857,740	1,569,288
Advances from related parties (note 11)	-	3,469,168
	3,851,136	7,038,456

Reclamation liability (note 5)	32,700,000	32,700,000

	36,551,136	39,738,456

Shareholders' equity
Share capital (note 8)	99,446,319	91,889,200
Convertible debenture (note 8(c))	19,599,520	18,710,697
Tracking preferred shares (note 4)	26,641,948	26,641,948
Contributed surplus (note 8(d))	65,344	-
Deficit	(121,069,356)	(116,670,020)
	24,683,775	20,571,825
Continuing operations (note 1)
Commitments (notes 6 and 8(b)(iii))
Subsequent events (notes 8 and 12)
	$61,234,911	$60,310,281

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason
Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended September 30,
	2003	2002	2001

Expenses
Conference and travel	$43,398	$44,429	$72,981
Consulting	178,104	133,672	1,750,662
Corporation taxes	76,135	577,228	211,486
Depreciation	711,170	714,065	714,857
Exploration (schedule)	2,029,529	2,071,885	3,860,176
Interest and finance charges	201,942	507,790	73,058
Legal, accounting and audit	169,356	334,492	483,653
Office and administration	292,853	247,061	674,783
Refinery project (schedule)	500,000	1,698,826	3,571,942
Shareholder communication	74,687	90,835	73,523
Stock-based compensation (note 8(d))	65,344	-	-
Trust and filing	21,113	36,802	51,155
	4,363,631	6,457,085	11,538,276

Other items
Interest and other income	721,480	551,842	1,110,431
Gain on sale of property, plant and equipment	131,638	1,314	-
Write down of mineral property acquisition costs	-	(600,000)	(44,224,214)
Write down of supplies inventory	-	-	(3,509,465)
	853,118	(46,844)	(46,623,248)

Loss for the year	$(3,510,513)	$(6,503,929)	$(58,161,524)

Basic and diluted loss per common share (notes 3 and 8(c))	$(0.09)	$(0.24)	$(2.35)

Weighted average number of
common shares outstanding	46,984,378	30,338,098	25,067,697

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
	Years ended September 30,
	2003	2002	2001

Deficit, beginning of year
As original reported	$(114,959,323)	$(108,455,394)	$(50,293,870)
To adjust for the accounting for the convertible debenture (note 8(c))	(1,710,697)	(902,676)	(253,486)
As restated	(116,670,020)	(109,358,070)	(50,547,356)
Loss for the year	(3,510,513)	(6,503,929)	(58,161,524)
Accretion expense on convertible debenture	(888,823)	(808,021)	(649,190)

Deficit, end of year	$(121,069,356)	$(116,670,020)	$(109,358,070)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended September 30,
Cash provided by (used for):	2003	2002	2001

Operating activities
Loss for the year	$(3,510,513)	$(6,503,929)	$(58,161,524)
Items not involving cash
Accrued interest on reclamation deposits	(680,750)	(546,632)	(837,062)
Depreciation	711,170	714,065	714,857
Stock-based compensation	65,344	-	-
Write down of mineral property acquisition costs	-	600,000	44,224,214
Write down of supplies inventory	-	-	3,509,465
Gain on sale of property, plant and equipment	(131,638)	(1,314)	-
Acquisition premium paid for Gibraltar Refinery (2002) Ltd.	-	314,330	-
Acquisition premium paid for remaining business
of GESL Partnership	500,000	-	-
Shares issued for loan guarantee	-	400,000	-
Changes in non-cash operating working capital
Amounts receivable	(712,846)	(104,815)	1,542,111
Supplies inventory	4,858	117,046	62,968
Prepaid expenses	(30,576)	(76,448)	102,702
Accounts payable and accrued liabilities	288,452	764,478	(430,256)
	(3,496,499)	(4,323,219)	(9,272,525)

Investing activities
Cash paid on acquisition of Harmony Gold Property	-	(2,230,000)	-
Mineral property interests, net	-	-	(1)
Purchase of property, plant and equipment	(135,193)	-	-
Proceeds on sale of mineral property interests	-	1	-
Proceeds received on sale of property, plant and equipment	160,000	9,802	-
Reclamation deposits	2,500,000	-	(8,500,000)
	2,524,807	(2,220,197)	(8,500,001)

Financing activities
Bank operating loan	(6,604)	2,000,000	-
Advances from related parties	(3,693,706)	2,185,389	2,663,188
Advances from Gibraltar Engineering Services
Limited Partnership	3,000,000	1,849,000	-
Common shares issued for cash, net of issue costs	4,057,119	465,835	-
Convertible debenture (note 8(c))	-	-	8,500,000
	3,356,809	6,500,224	11,163,188

Increase (decrease) in cash and equivalents	2,385,117	(43,192)	(6,609,338)
Cash and equivalents, beginning of year	39,104	82,296	6,691,634

Cash and equivalents, end of year	$2,424,221	$39,104	$82,296

Supplementary cash flow disclosures (note 10)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Property
Year ended September 30, 2003	Prosperity	Gibraltar	Harmony	Total

Exploration expenses
Assays and analysis	$27,727	$354	$3,177	$31,258
Claim staking	-	500	-	500
Drilling	-	439,950	-	439,950
Equipment rentals	2,746	6,000	-	8,746
Geological	3,965	174,508	1,309	179,782
Mine planning	38,023	190,010	16,875	244,908
Site activities	16,039	1,102,390	5,956	1,124,385

Exploration expenses during the year	88,500	1,913,712	27,317	2,029,529
Cumulative expenses, beginning of year	41,487,910	8,988,583	-	50,476,493

Cumulative expenses, end of year	$41,576,410	$10,902,295	$27,317	$52,506,022

	Property
Year ended September 30, 2002	Prosperity	Gibraltar	Westgarde	Total

Exploration expenses
Assays and analysis	$7,352	$367	$-	$7,719
Equipment rentals	6,546	-	-	6,546
Geological	-	39,830	-	39,830
Mine planning	(50,800)	215,900	-	165,100
Site activities	1,044	2,081,645	-	2,082,689
Recovery of exploration expenses incurred on sale (note 4)	-	-	(229,999)	(229,999)

Exploration expenses (recovery) during the year	(35,858)	2,337,742	(229,999)	2,071,885
Cumulative expenses, beginning of year	41,523,768	6,650,841	210,976	48,385,585

Cumulative expenses, end of year	$41,487,910	$8,988,583	$(19,023)	$50,457,470

	Property
Year ended September 30, 2001	Prosperity	Gibraltar	Westgarde	Total

Exploration expenses
Assays and analysis	$88,679	$147,209	$10,016	$245,904
Equipment rentals	72,873	18,723	-	91,596
Geological	72,339	546,123	167,392	785,854
Mine planning	149,068	18,700	-	167,768
Option payment	-	-	30,000	30,000
Site activities	626	2,503,963	-	2,504,589
Transportation	3,350	27,547	3,568	34,465

Exploration expenses during the year	386,935	3,262,265	210,976	3,860,176
Cumulative expenses, beginning of year	41,136,833	3,388,576	-	44,525,409

Cumulative expenses, end of year	$41,523,768	$6,650,841	$210,976	$48,385,585

TASEKO MINES LIMITED
Consolidated Schedules of Refinery Project Expenses
(Expressed in Canadian Dollars)

	Years ended September 30,
Refinery Project Expenses	2003	2002	2001

Concentrate production	$-	$-	$168,381
Engineering	-	403,494	1,649,375
Environmental and permitting	-	57,988	352,421
Interest	-	73,289	121,011
Metallurgy	-	10,883	363,098
Pilot plant testwork	-	290,680	508,759
Support services	-	548,162	408,897
Acquisition premium paid for Gibraltar Refinery (2002) Ltd.	-	314,330	-
Acquisition premium paid for remaining business of GESL Partnership	500,000	-	-

Expenses during the year	500,000	1,698,826	3,571,942
Cumulative expenses, beginning of year	5,270,768	3,571,942	-

Cumulative expenses, end of year	$5,770,768	$5,270,768	$3,571,942

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

1.

Continuing operations

Taseko Mines Limited ("Taseko" or the "Company") is incorporated under the laws of the Province of British Columbia. Its principal business activities are the operations of the Gibraltar Copper Mine, which is currently on standby care and maintenance, and the exploration of the Company’s 100% owned Prosperity Gold-Copper Property and the Harmony Gold Property. The Gibraltar Mine and the Prosperity Gold Property are located in south central British Columbia, Canada, near the City of Williams Lake. The Harmony Gold Property is located on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for the Prosperity and Harmony mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests. The recoverability of the amounts shown for the Gibraltar Mine mineral property interest and related plant and equipment and supplies inventory is dependent upon the ability of the Company to obtain the necessary financing to re-start operations of the mine, should metal prices and other factors warrant it, and upon future profitable production or proceeds from the disposition of the mine.

These financial statements are prepared on the basis that the Company will continue as a going concern. The Company has recorded significant losses and operating cash flow deficiencies in each of the last three fiscal years. Management recognizes that the Company must generate additional financial resources in order to meet liabilities as they come due and to enable it to continue operations. The Company and its financial advisors are actively targeting sources of additional funding through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to assure continuation of the Company’s operations and exploration programs. However, there can be no assurances that the Company will obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.

Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The results of applying measurement accounting principles generally accepted in the United States are set out in note 12. These consolidated financial statements include the accounts of Taseko, its wholly-owned subsidiary, Gibraltar Mines Ltd. (note 6(a)), and its 70% owned subsidiary Cuisson Lake Mines Ltd. All material intercompany accounts and transactions have been eliminated.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

3.	Significant accounting policies

(a)

Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b)	Supplies inventory Supplies inventory is reported at the lower of moving average cost and net realizable value.

(c)

Property, plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded over the estimated economic life of the plant and equipment on a straight line basis at annual rates ranging from 1.3% to 16.5%, except for the solvent extraction/electrowinning plant and equipment included in Gibraltar Mine plant and equipment (note 5), which are depreciated on a straight line basis at rates from 20% to 50% per annum.

(d)

Mineral property interests

The Company defers mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination, to increase production, or to extend the life of existing production are capitalized, except as noted below. Such acquisition costs and deferred development expenditures are amortized and depreciated over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

All costs incurred by the Company during the standby care and maintenance period at the Gibraltar Mine are expensed as incurred.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares at the agreement date, issued for mineral property interests, pursuant to the terms of the relevant agreement. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Costs related to feasibility work and the development of processing technology are expensed as incurred. Costs incurred subsequent to the determination of the feasibility of the processing technology will be capitalized and amortized over the life of the related plant.

Administrative expenditures are expensed as incurred.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

The amount presented for mineral property interests represents costs incurred to date and the accumulated fair value of shares issued to date relating to acquisition costs, less write-downs (note 5), but does not necessarily reflect present or future values.

(e)

Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue shares was reached.

The proceeds, net of issue costs, from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

(f)

Share-based compensation (see also note 3(g))

The Company has a share option plan which is described in note 8(d). The Company accounts for all non-cash share-based payments and awards that are direct awards of stock, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, granted on or after October 1, 2002, using the fair value based method.

Under the fair value based method, share-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash share-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash share-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards that are direct awards of shares, or share appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received upon the exercise of share options is credited to share capital.

(g)

Change in Accounting Policy – Share-Based Compensation

Effective October 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants relating to the accounting for stock-based compensation and other stock-based payments. Under the new standard, payments to non-employees, and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and the related compensation expense is included in operations, with an offset to contributed surplus. No compensation expense is required to be recorded for all other non-cash stock-based employee compensation awards; however the Company is permitted to, and has elected to, include these costs in operations.

Prior to the adoption of the new standard, no compensation expense was recorded for the Company's share-based incentive plans when the options were granted. Any consideration paid by those exercising share options was credited to share capital upon receipt.

The new Recommendations have been applied prospectively. The adoption of this new standard has resulted in no changes to mounts previously reported.

(h)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(i)

Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

In the Company’s case, diluted loss per share is the same as basic loss per share as the effect of the outstanding options and warrants would be anti-dilutive.

(j)

Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, prepaids, reclamation deposits, bank operating loan and accounts payable and accrued liabilities, approximate their fair values due to their short term nature. The fair values of the convertible debenture and the tracking preferred shares are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

values of the advances due to/from related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments. Details of the terms of these financial instruments are disclosed in these notes to the financial statements.

(k)

Use of estimates

The presentation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests and plant and equipment, the balance of reclamation liability, rates for depreciation and the assumptions used in determining share-based compensation. Actual results could differ from these estimates.

(l)

Segment disclosures

The Company operates in a single reportable operating segment, the exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

(m)	Comparative figures Certain of the prior years’ comparative figures have been restated to conform with the presentation adopted for the current year.

4.

Arrangement agreement

In October 2001, the Company and its subsidiary Gibraltar Mines Ltd. (“Gibraltar") completed the acquisition of the Harmony Gold Property and related assets from Continental Minerals Corporation ("Continental"), a British Columbia company with certain directors in common with Taseko, for 12,483,916 series "A" non-voting tracking preferred shares of Gibraltar and $2.23 million cash. The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be converted into common shares of Taseko upon a realization event, such as a sale to a third party or commercial production at the Harmony Gold Property, or at the option of Gibraltar, if a realization event has not occurred within ten years. Accordingly, the tracking preferred shares have been classified within shareholders’ equity on the consolidated balance sheet.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

As this acquisition was a related party transaction not in the normal course of business and did not result in the culmination of an earnings process, the acquisition was recorded by the Company at the net book value of the assets transferred, net of cash consideration, as follows:

Assets acquired	Amount
Property and equipment	$8,488
Reclamation deposit	175,000
Mineral property interests	28,811,296
$28,994,784
Consideration given
Cash	$2,230,000
12,483,916 tracking preferred shares of Gibraltar	26,641,948
114,800 common shares of the Company to a dissenting shareholder	122,836
$28,994,784

As previously noted, the Gibraltar tracking preferred shares are redeemable for common shares of Taseko upon the occurrence of certain value realization events for the Harmony Gold Property. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year. If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

In connection with this acquisition, Taseko sold its interest in the Westgarde Property to Continental for $0.23 million cash, which was presented as a recovery of exploration expenses incurred, and exchanged its 5% net profits interest, valued at $0.6 million, in the Harmony Project for a 1% working interest, valued at $0.6 million, in the Company’s Prosperity Property held by a limited partnership beneficially controlled by Continental. In connection with this Arrangement Agreement, the Company undertook a bank loan in the amount of $2.0 million, which is fully secured by a private company controlled by one of the directors of Taseko. In consideration for providing security for this loan, the Company issued 606,061 common shares (note 7) to the guarantor.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

5.	Property, plant and equipment

	September 30, 2003			September 30, 2002
Prosperity Property		Accumulated	Net book		Accumulated	Net book
Equipment	Cost	depreciation	value	Cost	depreciation	value
Field	$11,879	$10,162	$1,717	$11,879	$9,426	$2,453
Computer and office	15,172	13,871	1,301	15,172	13,314	1,858
Total Prosperity Property	$27,051	$24,033	$3,018	$27,051	$22,740	$4,311

Gibraltar Mine		Accumulated	Net book		Accumulated	Net book
Plant and equipment	Cost	depreciation	value	Cost	depreciation	value
Buildings and equipment	$5,931,580	$416,225	$5,515,355	$5,931,580	$340,420	$5,591,160
Mine equipment	5,589,193	2,063,493	3,525,700	5,454,001	1,591,652	3,862,349
Plant and equipment	962,061	541,935	420,126	1,015,303	441,911	573,392
Vehicles	152,854	90,680	62,174	152,854	70,045	82,809
Computer equipment	101,162	73,349	27,813	101,162	56,658	44,504
Total Gibraltar Mine	$12,736,850	$3,185,682	$9,551,168	$12,654,900	$2,500,686	$10,154,214

Total property, plant
and equipment	$12,763,901	$3,209,715	$9,554,186	$12,681,951	$2,523,426	$10,158,525

In accordance with the Gibraltar mine permit, the Company has pledged the mine's plant and equipment which, combined with reclamation deposits (approximately $16.8 million at September 30, 2003), provide the Government of British Columbia with the required security for the estimated reclamation liability on the Gibraltar mine of $32.7 million.

6.	Mineral property interests

		September 30,
		2003 and 2002
	Gibraltar Copper Mine (note 6(a))	$1,000
	Prosperity Gold-Copper Property (note 6(b))	1,000
	Harmony Gold Property (note 6(c))	28,811,296
		$28,813,296

(a)

Gibraltar Copper Mine

In 1999, the Company acquired a 100% interest in the Gibraltar Copper Mine mineral property, located near Williams Lake, British Columbia, Canada from Boliden Westmin (Canada) Limited ("BWCL"), for $3.3 million. The acquisition included plant and equipment and supplies inventory of the Gibraltar mine. As part of its operating permits, a subsidiary of the Company agreed to incur a total of $4,000,000 on reclamation and environmental programs during the six year period July 1999 to July 2005, of which a total of $2,131,650 had been incurred to September 30, 2003.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

In fiscal 2001, Gibraltar Mines Ltd., Gibraltar Engineering Services Limited Partnership (the "GESL Partnership") (see note 6(d)), and Cominco Engineering Services Ltd. ("CESL") concluded a Memorandum of Agreement ("MOA") to jointly complete an evaluation for a potential hydrometallurgical copper refinery at the Gibraltar Mine. The parties initially agreed to complete a $2.7 million detailed investigation of the feasibility of the refinery.

GESL Partnership is a limited partnership formed under the laws of British Columbia, which commenced business on October 1, 2000. The Company was the initial limited partner of the GESL Partnership. The principal business activity of the GESL Partnership is to conduct an integrated engineering and contract services business. It has implemented a defined work program, the results of which will contribute to a final determination of the feasibility of commercializing a hydrometallurgical technology developed by CESL for extracting copper from concentrates in a proposed refinery to be located at the Gibraltar Mine (the "Gibraltar Refinery").

The GESL Partnership has the right to provide necessary engineering services relating to a startup of operations at the Gibraltar Mine, and for the final design, tendering, procurement and construction of the Gibraltar Refinery, as well as the right to become contract operator of the Gibraltar Mine, the Gibraltar Mine concentrator and the Gibraltar Refinery. In each case, the GESL Partnership will provide its services for a fixed fee equal to industry standard rates for such services, and such services will be provided pursuant to a definitive consulting and operating agreement negotiated in good faith between the parties and containing customary industry terms and conditions.

If Gibraltar Mines Ltd. does not proceed with the construction of the Gibraltar Refinery, the GESL Partnership also has the right to construct, own and operate a refinery utilizing the CESL technology at the Gibraltar mine site, subject to the approval by CESL of satisfactory licensing arrangements for the use of the CESL technology. In addition, if Gibraltar Mines Ltd. does not proceed with the construction of the Gibraltar Refinery, the GESL Partnership has the right, until July 1, 2006, to provide engineering and contract operation services to Gibraltar Mines Ltd. or any other party, for the construction and operation of a refinery using the CESL technology on the Gibraltar property, subject to the approval by CESL of satisfactory licensing arrangements for the use of the CESL technology.

To September 30, 2002, the GESL Partnership incurred project costs of $4,956,438 (September 30, 2001 - $3,571,942), including expenses originally contemplated under the MOA. Expenses incurred in excess of the amounts agreed to in the original MOA were funded by the Company and the GESL Partnership. During fiscal 2002 and 2003, the Company acquired the business carried on by the GESL Partnership (note 6(d)).

The Company retained Procorp Services Limited Partnership ("Procorp") to provide technical, financial, management and marketing services related to all facets of the start-up, expansion and development of the Gibraltar Mine and the proposed hydrometallurgical refinery. Procorp is a mining services, financing and marketing partnership comprised of experienced, specialized independent contractors as well as members who are also directors and officers of the Company. Compensation to Procorp included an initial payment of US$0.9 million for services rendered in fiscal 2001 and 2002 (which has been paid) and a second payment of US$0.9 million upon successful recommencement of commercial production of the Gibraltar Mine. In addition, the

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

Company agreed, subject to regulatory approval, to issue to Procorp 3.4 million warrants to purchase common shares of the Company at a price of $1.70 per share for five years upon successful recommencement of commercial production at the Gibraltar Mine.

The Gibraltar Mine has been on care and maintenance since being acquired in 1999. During fiscal 2001, due to continued uncertainty regarding start-up and an extended cycle of depressed metal prices, the Company wrote down the accumulated mineral property interest acquisition costs of $5.9 million to a nominal $1,000.

Part of the Gibraltar Mine consists of waste rock dumps which the Company has an obligation to reclaim. On November 1, 2002, the Company entered into a Landfill Management Agreement and an associated Partnering Agreement with the Cariboo Regional District (“CRD”), whereby the Company would construct and manage a municipal landfill on certain of the waste rock dumps for the CRD for the life of the landfill, expected to be in excess of 80 years. As a result of these agreements, the Company’s reclamation obligation was reduced and accordingly, during fiscal 2003, the Government of British Columbia released $2.5 million of the reclamation deposits held.

(b)

Prosperity Gold-Copper Property

The Company owns 100% of the Prosperity Gold-Copper Property, located in the Clinton Mining Division, British Columbia, Canada, which was acquired prior to 1995 for total cash and share consideration of $28.66 million. During fiscal 2001, the Prosperity Project was written down to a nominal $1,000 to reflect the extended depressed conditions in the metal markets and the Company's intention to defer significant work on the project until a sustained recovery of metal prices had occurred.

(c)

Harmony Gold Property (note 4)

In February 1999, the Company acquired a 5% net profits royalty on the Harmony Gold Property located in the Skeena Mining Division on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia, Canada, for $0.6 million, and purchased for $1, an exclusive farm-out right to earn up to a 10% working interest in the Harmony Property, by expending $0.6 million for each 1% working interest prior to January 1, 2001. The Harmony Gold Property was owned by Continental, a public British Columbia company with certain directors and officers in common with the Company. During fiscal 2001, the Company allowed this working interest option to expire, unexercised.

Under the terms of an Arrangement Agreement (note 4), the Company acquired a 100% interest in the Harmony Gold Property in fiscal 2002.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

(d)

Acquisition agreements

In December 2001, the GESL Partnership completed a private placement of limited partnership units for aggregate proceeds of $1.85 million. In February 2002, the Company issued 4,966,659 Taseko common shares at $0.44 per share to acquire Gibraltar Refinery (2002) Ltd., which had acquired certain of the private placement units of the GESL Partnership. The Company also issued 50,000 Taseko common shares to its financial adviser in connection with this acquisition. A further $3 million of expenditures were incurred by the GESL Partnership, which were financed by a separate partnership, the GESL Refinery Process ("GRP") Partnership, for a total financing amount of $4.85 million. In December 2002, a general partnership interest in the GRP Partnership was acquired and financed by a third party for $3.0 million. In April 2003, under a plan of arrangement, the Company issued 7,446,809 Taseko common shares for total consideration of $3.5 million to complete the acquisition of Gibraltar Engineering Services Limited ("GESL"), which had acquired the remaining business of the GESL Partnership.

7.

Operating line of credit

During fiscal 2002, the Company negotiated a $2 million operating line of credit with a Canadian chartered bank at an interest rate of prime, with no fixed terms of repayment. A private company affiliated with a director provided a fully collateralized guarantee and received 606,061 common shares of the Company in exchange for the guarantee. The market value of the shares issued was included in interest expense in the fiscal 2002 consolidated statement of operations.

8.	Share capital

(a)	Authorized Authorized share capital of the Company consists of 100,000,000 common shares without par value.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

(b)	Issued and outstanding

	Number
Common shares	of Shares	Amount
Balance, September 30, 2000 and 2001	25,067,697	$87,897,199
Issued during the year
To a dissenting Continental shareholder in exchange for
Gibraltar preferred shares at $1.07 per share (note 4)	114,800	122,836
Loan guarantee at $ 0.66 per share (note 7)	606,061	400,000
Private placement at $0.50 per share	414,850	185,835
Private placement at $0.47 per share	276,596	130,000
Private placement at $0.40 per share	375,000	150,000
For acquisition of Gibraltar Refinery (2002) Ltd. at $0.44 per share,
net of issue costs (note 6(d))	4,966,659	2,163,330
For debt settlement at $0.40 per share	2,100,000	840,000
Balance, September 30, 2002	33,921,663	$91,889,200
Issued during the year
Share purchase options at $ 0.50 per share	40,000	20,000
Private placement at $0.30 per share(i)	2,185,000	645,245
Private placement at $0.30 per share(ii)	4,470,001	1,253,654
Private placement at $0.40 per share(iii)	5,817,500	2,146,666
For acquisition of the remaining business of the GESL Partnership,
net of issue costs (note 6(d))	7,446,809	3,491,554
Balance, September 30, 2003	53,880,973	$99,446,319

On December 31, 2002, the Company closed three equity private placements of its securities, as follows:

(i)
2,185,000 common shares at $0.30 per share, which were subscribed to by Hunter Dickinson Inc., a private company with certain directors in common (note 11). In connection with this private placement, the Company incurred issue costs of $180,334.

(ii)
4,232,001 units at $0.30 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant exercisable at $0.50 per share until December 31, 2004 (note 13(c)). Pursuant to this private placement, the Company issued to the agents 238,000 shares and 238,000 common share purchase warrants exercisable at $0.50 per share until December 31, 2004. In connection with this private placement, the Company incurred issue costs of $111,140.

(iii)
5,787,500 flow-through units at $0.40 per unit. Each unit consisted of one flow-through common share and one-half of a non-transferable common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.50 per share until December 31, 2004 (note 13(c)). Effective December 31, 2002, the Company renounced $2.315 million in qualified exploration expenditures to the flow-through share investors. The Company agreed to use its best efforts to incur $2.315 million on qualified exploration expenditures by December 31, 2003, of which at September 30, 2003 the Company had spent $0.731 million.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

Subsequent to September 30, 2003 and prior to December 31, 2003 the Company completed its flow-through commitments. Pursuant to this private placement, the Company issued to the agents 30,000 shares and 30,000 common share purchase warrants exercisable at $0.50 per share until December 31, 2004.

Subsequent to September 30, 2003, the Company completed an equity private placement of 6,700,000 units at $0.60 per unit for gross proceeds of $4.02 million. Each unit consisted of one common share and one common share purchase warrant exercisable at $0.75 per share until December 31, 2005. The warrants are subject to a 45-day accelerated expiry if the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $1.50 for ten consecutive trading days.

(c)	Convertible debenture

	September 30,	September 30,
	2003	2002

Present value of convertible debenture
Beginning of year	$8,888,235	$8,080,214
Accretion for the year	888,823	808,021
End of year	9,777,058	8,888,235
Conversion right	9,822,462	9,822,462

	$19,599,520	$18,710,697

Summary of the convertible debenture terms
Principal amount of convertible debenture	$17,000,000	$17,000,000
Price per common share of the unexercised conversion right	$4.14	$3.89
Number of common shares potentially issuable under
unexercised conversion right	4,106,280	4,370,180

On July 21, 1999, in connection with the acquisition of the Gibraltar Mine, the Company issued a $17 million interest-free debenture to BWCL, which is due on July 21, 2009, but is convertible into common shares of the Company over a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter. BWCL’s purchase of the convertible debenture was receivable as to $4,000,000 in July 1999, $1,000,000 on October 19, 1999, $3,500,000 on July 21, 2000, and $8,500,000 by December 31, 2000, all of which were received. BWCL has the right to convert, in part or in all from time to time, the debenture into fully paid common shares of the Company from year one to year ten.

From the commencement of the sixth year to the tenth year, the Company has the right to automatically convert the debenture into common shares at the then-prevailing market price.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

Since the Company has the right and the intention to settle the convertible debenture through the issuance of common shares, notwithstanding the Company’s right to settle the debenture with cash, it has been included as a separate component of shareholders’ deficiency on the balance sheet.

Accounting standards in Canada for compound financial instruments require the Company to allocate the proceeds received from the convertible debenture between the fair value of the option to convert the debenture into common shares and the fair value of the future cash outflows related to the debenture. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the convertible debenture, from the face value of the principal of the convertible debenture. The residual carrying value of the convertible debenture is required to be accreted to the face value of the convertible debenture over the life of the debenture by, in the Company’s case, a direct charge to deficit. During the year ended September 30, 2003, the Company restated the prior year convertible debenture and deficit balances within shareholders’ equity on the balance sheet and the statements of deficit for the years ended September 30, 2002 and 2001 to reflect the required accretion of the convertible debenture. This change had no impact on total assets, liabilities, shareholders equity or earnings for the current or prior periods. However, prior years loss per share has been increased from $0.21 and $2.32 per share to $0.24 and $2.35 per share for the years ended September 30, 2002 and 2001, respectively, to reflect the effect of the annual accretion of the convertible debenture.

(d)

Share purchase option plan

The Company has a share purchase option plan approved by the shareholders that allows it to grant up to 8,200,000 share purchase options, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

	2003		2002		2001
	Number	Average	Number	Average	Number	Average
	of shares	Price	of shares	Price	of shares	Price
Opening balance	4,145,000	$0.50	657,000	$1.56	2,242,500	$2.31
Granted during the year	770,000	0.41	4,042,500	0.50	218,500	1.07
Exercised during the year	(40,000)	0.50	–	–	–	–
Expired/cancelled during year	(190,000)	0.50	(554,500)	1.38	(1,804,000)	2.43
Closing balance	4,685,000	$0.48	4,145,000	$0.50	657,000	$1.56
Contractual remaining life (years)		1.03		1.96		1.21
Range of exercise prices	$0.25-$0.50		$0.50		$1.65-$3.64

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

As at September 30, 2003, 4,600,000 of the options outstanding had vested with optionees.

Subsequent to September 30, 2003, a total of 3,010,500 options at exercise prices ranging from $0.55 to $1.65 were granted, and a total of 850,000 options were exercised for gross proceeds of $390,000.

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the $65,344 estimated fair value of all options granted during the year has been reflected in the statement of operations as stock-based compensation, with the offsetting credit to contributed surplus.

The weighted-average assumptions used to estimate the fair value of options granted during the period were:

Risk free interest rate	3%
Expected life	2.5 years
Expected volatility	145%
Expected dividends	nil

(e)	Share purchase warrants The continuity of share purchase warrants is as follows:

		Outstanding			Outstanding
	Exercise	September 30,			September 30,
Expiry dates	price	2002	Issued	Expired	2003
October 19, 2003	$0.58	276,596	–	–	276,596
December 27, 2003	$0.55	414,850	–	–	414,850	( i)
January 8, 2006	$0.40	375,000	–	–	375,000
December 31, 2003	$0.40	–	302,250	–	302,250
December 31, 2004 (note 8(b))	$0.50	–	7,393,751	–	7,393,751	(ii)
		1,066,446	7,696,001	–	8,762,447

(i)	Subject to a 45-day accelerated expiry if the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $0.83 for ten consecutive trading days.

(ii)	Subject to a 45-day accelerated expiry if the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $0.75 for ten consecutive trading days.

Subsequent to September 30, 2003, a total of 6,700,000 warrants at an exercise price of $0.75 expiring December 31, 2005 were issued as part of a unit financing (note 8(b)), and a total of 8,387,447 warrants were exercised for gross proceeds of $4.21 million.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

The continuity of share purchase warrants during the previous fiscal year is as follows:

		Outstanding			Outstanding
	Exercise	September 30,			September 30,
Expiry dates	price	2001	Issued	Expired	2002
March 3, 2002	$1.30	138,089	–	(138,089)	–
March 3, 2002	$2.35	407,877	–	(407,877)	–
December 31, 2000/01	$1.38	1,245,000	–	(1,245,000)	–
October 19, 2003	$0.58	–	276,596	–	276,596
December 27, 2003	$0.55	–	414,850	–	414,850
January 8, 2006	$0.40	–	375,000	–	375,000
		1,790,966	1,066,446	(1,790,966)	1,066,446

9.

Income taxes

Substantially all of the difference between the actual income tax expense (recovery) of $nil (2002 - $nil) and the expected statutory corporate income tax recovery relates to losses not recognized. As at September 30, 2003 and 2002, the tax effect of the significant components within the Company’s future tax assets were as follows:

	2003	2002
Mineral property deductions	$–	$1,555,000
Loss carry forwards	1,778,000	3,211,000
Equipment	1,085,000	840,000
Other tax pools	775,000	716,000
	3,638,000	6,322,000
Valuation allowance	(3,638,000)	(6,322,000)
Net future income tax asset (liability)	$–	$–

At September 30, 2003, the Company’s tax attributes include non-capital losses for income tax purposes in Canada totaling approximately $5.0 million, expiring in various periods from 2004 to 2010, and certain resource related and other tax pools. The Gibraltar tracking preferred shares issued to Continental have initially been recorded for Canadian tax purposes at a paid up amount of $62.77 million, but such amount is subject to adjustment based on the fair value of Taseko common shares ultimately received by Continental (note 4).

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

10.

Supplementary cash flow disclosures

In addition to the non-cash operating, financing and investing activities primarily disclosed, the Company’s non-cash operating, financing and investing activities were as follows:

	September 30,	September 30,	September 30,
	2003	2002	2001
Issuance of tracking preferred shares of Gibraltar Mines
Ltd. on acquisition of Harmony Gold Property (note 4)	$–	$26,764,784	$–
Issuance of common shares on acquisition of Gibraltar
Refinery (2002) Ltd. (note 6(d))	–	2,163,330	–
Issuance of common shares on acquisition of remaining
business of GESL Partnership	3,500,000	–	–
Issuance of common shares on redemption of Gibraltar
tracking preferred shares held by a dissenting
Continental shareholder (note 4)	–	122,836	–
Issuance of common shares for loan guarantee (note 7)	–	400,000	–
Issuance of common shares settlement of debt (note 8(b))	–	840,000	–
Accretion of convertible debenture (note 8(c))	888,823	808,021	649,190

	September 30,	September 30,	September 30,
	2003	2002	2001
Supplemental cash flow information
Cash paid during the year for
Interest	$101,942	$107,790	$–
Taxes	$6,135	$117,333	$150,888

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

11.	Related party transactions and advances

	September 30,	September 30,	September 30,
Transactions	2003	2002	2001
Hunter Dickinson Inc
Services rendered to the Company and its subsidiaries
and reimbursement of third party expenses (a)	$253,859	$574,892	$768,710
Services rendered to GESL Partnership (b)	$–	$1,384,496	$3,571,942
Hunter Dickinson Group Inc
Consulting services rendered to the Company (c)	$9,600	$–	$–

	September 30,	September 30,	September 30,
Advances	2003	2002	2001
Advances to (from) (e)
Hunter Dickinson Inc. (a)	$229,129	$(468,168)	$(1,283,779)
Hunter Dickinson Group Inc. (c)	(4,591)	(3,001,000)	–
Advances to (from) related parties	$224,538	$(3,469,168)	$(1,283,779)

(a)
Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)	During fiscal 2001 and 2002, Hunter Dickinson Inc. provided engineering and other services to the GESL Partnership at industry standard rates.

(c)	Hunter Dickinson Group Inc. is a private company with certain directors in common that provides consulting services to the Company, at market rates.

(d)	Equity private placement (note 8(b)(i)).

(e)	Advances are non-interest bearing and due on demand.

12.

Differences between Canadian and United States GAAP

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of United States generally accepted accounting principles (“US GAAP”) and rules prescribed by the United States Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP follows:

(a)
United States Statement of Financial Accounting Standards No. 123 (“SFAS 123”), "Accounting for Stock-Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology, although in certain instances, it allows the effects to be disclosed in the notes to the financial statements rather than in the

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 (“APB 25”), which is comparable to Canadian GAAP prior to October 1, 2002. To September 30, 2002, the Company had elected to measure compensation cost for those plans using APB 25 for US GAAP purposes.

United States Statement of Financial Accounting Standards 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123", permits the Company to adopt a fair value methodology on a prospective basis. Effective October 1, 2002, for US GAAP purposes the Company prospectively adopted the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Canadian GAAP.

For all periods presented, under US GAAP, stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the consideration issued. The compensation cost is to be measured based on the fair value of stock options granted, with the compensation cost being charged to operations. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options using a Black Scholes option pricing model, was $546,000 for the year ended September 30, 2002 (2001 - $109,000). For the year ended September 30, 2003, the fair value of stock options granted to non-employees is included in stock-based compensation expense in the statement of operations (note 8(d)).

(b)

Under Canadian GAAP, the present value of the convertible debenture disclosed in note 8(c) is presented as equity, whereas under US GAAP, would be presented as a long-term liability.

Under Canadian GAAP, the accretion of the residual carrying value of the convertible debenture to the face value of the convertible debenture over the life of the debenture is charged directly to deficit. Under US GAAP, such accretion would be charged to operations.

(c)
In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost). For purposes of the reconciliation, the Company adopted SFAS 143 effective October 1, 2002.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

Canadian GAAP requires the Company make an estimation of future site reclamation costs based on undiscounted future cash outflows. Previously, US accounting principles for asset retirement obligations were comparable to Canadian accounting principles.

Under US GAAP, on adoption of SFAS 143 on October 1, 2002, the Company would have recorded income of $11,651,262 million as the cumulative effect of the change in accounting principles, a net decrease of $2,282,954 to inventories, a net decrease of $10,154,214 to property, plant and equipment, and a decrease in the provision for site closure and reclamation of $24,088,430 to reflect the effect of this change in the method of accounting for asset retirement obligations compared to the amounts previously recorded in the Company’s financial statements prepared under Canadian and US GAAP.

For the year ended September 30, 2003, under US GAAP, the Company would have recorded a net increase of $861,157 in the provision for site closure and reclamation with respect to accretion, and a net decrease to depreciation expense of $668,606 as a result of the reduced cost to be amortized.

The continuity of the reserve for site closure and reclamation under US GAAP for the year ended September 30, 2003 would be as follows:

Balance, beginning of year	$8,611,570
Liabilities incurred in the current year	–
Site closure and reclamation costs incurred	–
Accretion expense	861,157
Balance, end year	$9,472,727

Effective October 1, 2004, the Company will be adopting the new Canadian accounting standard for asset retirement obligations, which is substantively the same as SFAS 143. On adoption of the Canadian standard, the amount of the adjustment to site closure and reclamation will be measured retroactively and recognized on October 1, 2004. Accordingly, the above difference between Canadian and United States accounting principles is expected to be eliminated for fiscal 2005 and future periods.

(d)
In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

adopted SFAS 144 on October 1, 2002, on a prospective basis, and there are no material differences between the treatment under Canadian and US GAAP.

(e)

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares by crediting share capital for the amount of the proceeds received, in accordance with Canadian GAAP.

For US GAAP, the premium paid in excess of the fair value of non-flow-through shares is credited to other liabilities and included in operations over the period in which the Company incurs the qualified expenditures.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash and cash equivalents under US GAAP. As at September 30, 2003, unexpended flow-through funds were $1,584,000 (2002 and 2001– $Nil), which would be presented as "restricted cash" in current assets under US GAAP.

(f)

Under US GAAP, mineral properties without proven and probable reserves are classified as intangible assets, subject to amortization over the earlier of their useful life or the expiry of the mineral claim (without consideration of any renewal periods). Accordingly, the Harmony Property and the Prosperity Property are being amortized over ten years. This would have resulted in additional amortization expense of $2,881,230 (2002 -$2,881,230; 2001 - $nil). As at September 30, 2003 the accumulated amortization is $5,762,460 (2002 - $2,881,230).

Under Canadian GAAP, mineral properties may be classified as capital assets and amortized once the mineral property is put into operation, or written off to operations when the property is abandoned or allowed to lapse, when the carrying value exceeds its fair value, or if there is little prospect of further exploration work being carried out.

(g)	Canadian GAAP allows the presentation of subtotals for "expenses" and "other items" in the consolidated statement of operations. No such subtotals would be presented under US GAAP.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

The material differences between Canadian GAAP and US GAAP are summarized below:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
Consolidated Statements of Operations	2003	2002	2001
Loss for the year under Canadian GAAP	$(3,510,513)	$(6,503,929)	$(58,161,524)
Adjustments under US GAAP
Stock-based compensation (a)	–	(546,000)	(109,000)
Convertible debenture accretion expense (b)	(888,823)	(808,021)	(649,190)
Depreciation (c)	668,606	–	–
Exploration (c)	4,858	–	–
Reclamation accretion expense (c)	(861,157)	–	–
Amortization of flow-through share premium (e)	182,750	–	–
Amortization of mineral properties (f)	(2,881,230)	(2,881,230)	–
Income (loss) for the year under US GAAP before
cumulative effect of change in accounting policy	(7,285,509)	(10,739,180)	(58,919,714)
Cumulative adjustment for change in accounting
policy for asset retirement obligations (c)	11,651,262	–	–
Income (loss) for the year under US GAAP	$4,365,753	$(9,931,159)	$(58,919,714)

Income (loss) per share for the year under US GAAP	$0.09	$(0.35)	$(2.35)
Diluted income (loss) per share for the year under US GAAP	$0.09	$(0.35)	$(2.35)

	As at	As at
	September 30,	September 30,
Consolidated Balance Sheets	2003	2002
Total assets under Canadian GAAP	$61,234,911	$60,310,281
Adjustments under US GAAP
Supplies inventory (c)	(2,278,096)	–
Property, plant and equipment (c)	(9,485,608)	–
Accumulated amortization of mineral claims (f)	(5,762,460)	(2,881,230)
Total assets under US GAAP	$43,708,747	$57,429,051

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

	As at	As at
	September 30,	September 30,
Consolidated Balance Sheets	2003	2002
Total liabilities under Canadian GAAP	$36,551,136	$39,738,456
Adjustments under US GAAP
Convertible debenture presented as debt (b)	9,777,058	8,888,235
Reclamation liability (c)	(23,227,273)	–
Premium on issuance of flow-through shares (f)	578,750	–
Amortization of flow-through share premium (f)	(182,750)	–
Total liabilities under US GAAP	$23,496,921	$48,626,691

Total shareholders' equity under Canadian GAAP	$24,683,775	$20,571,825
Adjustments under US GAAP
Convertible debenture presented as debt (b)	(9,777,058)	(8,888,235)
Reclamation liability (c)	11,463,569	–
Premium on issuance of flow-through shares (e)	(578,750)	–
Amortization of flow-through share premium (e)	182,750	–
Accumulated amortization of mineral claims (f)	(5,762,460)	(2,881,230)
Total shareholders' equity under US GAAP	$20,211,826	$8,802,360

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows, except that for US GAAP restricted cash of $1,584,000 at September 30, 2003 would be excluded from cash and equivalents with a corresponding decrease in financing activities.

13.	Subsequent events Subsequent to September 30, 2003:

(a)
6,700,000 units, consisting of one common share and one common share purchase warrant exercisable at $0.75 per share for a two year period, were issued at $0.60 per unit for gross proceeds of $4.02 million (note 8(b) and 8(e)).

	(b)	3,010,500 options were granted at exercise prices ranging from $0.55 to $1.65, and 850,000 options were exercised for gross proceeds of $0.39 million (note 8(d)).

	(c)	8,387,447 warrants were exercised for gross proceeds of $4.21 million (note 8(e)).

(d)
the Company announced an agreement in principle, subject to definitive agreements and regulatory approval, to privately place 3,900,000 units at a price of $2.00 for gross proceeds of $7.8 million. Each unit consists of one common share and one common share purchase warrant exercisable at $2.25 per share for a one year period from issuance of the units.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the year ended September 30, 2003 (Expressed in Canadian Dollars)

(c)
Gibraltar Reclamation Trust Limited Partnership (“GRTLP”) informed the Company that it closed a $18.6 million financing to partially fund a planned re-start of the Gibraltar Mine. Of the financing proceeds, approximately $17.1 million was contributed to a qualifying environmental trust, which permitted the Company to have the balance of the reclamation deposits of $16.7 million, held by the Government of British Columbia, released into trust to finance the re-start of the Gibraltar Mine. In addition, as required, the Company advanced $4.6 million into trust to assist with the re-start of the Gibraltar Mine. In connection with this transaction, the Company entered into a put/call option agreement with the limited partners of GRTLP whereby the Company may issue up to 8,661,395 common shares to acquire GRTLP.