Form 20-F
period 2004-09-30
TASEKO MINES LTD
filed 2005-04-15
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

  ☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  ☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004 (with other information to April 5, 2005 except where noted)

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

Number of outstanding shares of the only class of the capital stock of Taseko Mines Limited as on September 30, 2004.

94,767,619 Common Shares without Par Value

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

   YES ☒    NO ☐

Indicate by check mark which financial statement item Registrant has elected to follow:

   Item 17 ☒     Item 18 ☐

Currency and Exchange Rates

All monetary amounts contained in this Annual Report are expressed in Canadian dollars unless otherwise indicated. On April 5, 2005, the Bank of Canada noon rate for the conversion of US Dollars to Canadian Dollars was US$1.00=C$ 1.2201
(see Item 3A for further historical exchange rate information).

- ii -

T A B L E   O F   C O N T E N T S

- iii -

- iv -

GLOSSARY

In this Form 20-F, the following technical terms, abbreviations and units of measurement have been used:

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

Induced Polarization ("IP") Survey
A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro-conductivity; IP detects both chargeable, pyrite-bearing rock and non-conductive rock that has high content of quartz.

Mineral Symbols	Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – molybdenum.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Solvent Extraction – Electrowinning ("SX- EW")
A metal extraction technique in which a copper oxide is dissolved into solution, then an electric current is induced through the solution between a pair of electrodes (anode & cathode), and metal is deposited on the cathode. Since this ion deposition is selective, the cathode product is generally high grade and requires little further treatment before it is used in manufacturing processes.

Conversion of metric units (used in Canada) into imperial (US) equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= short tons (2,000 lbs)
grams/tonne	0.029	= troy ounces per short ton

PART 1

ITEM 1                    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3                     KEY INFORMATION

A.          Selected Financial Data

The following constitutes selected financial data for Taseko Mines Limited ("Taseko" or the "Company") for the last five fiscal years ended September 30, 2004 based on Taseko’s financial statements presented in accordance with Canadian generally accepted accounting principles ("CDN GAAP") and reconciled to United States generally accepted accounting principles ("US GAAP").

These figures are presented in thousands of Canadian dollars, except per-share amounts and number of common shares outstanding.

	2004	2003	2002	2001	2000
CANADIAN GAAP
Total assets	$141,923	$61,235	$60,310	$32,070	$79,499
Total liabilities	141,987	36,551	39,738	35,629	33,396
Convertible debenture – liability	-	-	-	-	-
Share capital	177,123	126,088	118,531	87,897	87,897
Convertible debenture – equity	20,577	19,600	18,711	17,903	8,500
Contributed surplus	4,948	65	-	-	-
Deficit	(202,712)	(121,069)	(116,670)	(109,358)	(50,294)
Shareholders equity (deficit)	(63)	24,684	20,572	(3,558)	46,103
Working capital (deficit)	(19,839)	2,259	(4,277)	(188)	13,872
Plant and equipment (net)	35,760	9,554	10,159	10,873	11,587
Mineral property interests	3	28,813	28,813	602	44,826

Investment and other income	5,154	721	552	1,110	678

General and administrative expenses	3,416	1,769	2,686	4,106	2,122
Stock based compensation	5,172	65	-	-	-
Exploration	4,599	2,030	2,072	3,860	4,465
Refinery project	-	500	1,699	3,572	-
Restart project	14,982	-	-	-	-
Amortization of mineral properties	-	-	-	-	-
Write downs (gains) on assets	28,810	(132)	599	47,734	-
Income taxes	23,744	-	-	-	-
Taxes	23,744	-	-	-	-
Other	5,095	-	-	-	-
Income (loss) for the year	$(80,665)	$(3,511)	$(6,504)	$(58,162)	$(5,909)

Income (loss) per share	$(1.09)	$(0.09)	$(0.24)	$(2.35)	$(0.25)

Weighted average number of common shares outstanding (thousands)	75,113	46,984	30,338	25,068	23,403

There was a change in accounting policy in 2003.

	2004	2003	2002	2001	2000
US GAAP
Total assets	$132,300	$43,709	$57,429	$32,070	$58,976
Total liabilities	131,896	23,497	48,627	43,709	7,813
Convertible debenture – liability	10,755	9,777	8,888	8,080	-
Share capital	176,545	125,510	118,531	87,897	87,897
Convertible debenture – equity	9,822	9,822	9,822	9,822	8,500
Contributed surplus	5,603	720	655	109	-
Deficit	(191,565)	(115,840)	(120,206)	(109,467)	(45,234)
Shareholders equity	404	20,212	8,802	(11,638)	51,163
Working capital (deficit)	(22,116)	(19)	(4,277)	(188)	7,899
Plant and equipment (net)	26,980	69	10,159	10,873	9
Mineral property interests	1,437	23,051	25,932	602	41,854

Investment and other income	5,154	721	552	1,110	678

General and administrative expenses	3,688	1,989	3,494	4,755	1,409
Stock based compensation	5,172	65	546	109	-
Exploration, including reclamation accretion	5,150	2,703	2,072	3,860	4,868
Refinery project	-	500	1,699	3,572	-
Restart project	14,982	-	-	-	-
Amortization of mineral properties	-	2,881	2,881	-	-
Write downs (gains) on assets	23,048	(132)	599	47,734	-
Taxes	23,744	-	-	-	-
Other	5,095	(11,651)	-	-	-
Income (loss) for the year	$(75,725)	$4,366	$(10,739)	$(58,920)	$(5,599)

Income (loss) per share	$(1.01)	$0.09	$(0.35)	$(2.35)	$(0.24)

On April 5, 2005, the Federal Reserve noon rate for Canadian Dollars was US$1.00:C$ 1.2201. The following table sets out the exchange rates, based on the noon buying rates as posted on the Bank of Canada website (www.bankofcanada.ca), for the conversion of Canadian dollars into United States dollars.

	For year ended September 30
	2004	2003	2002	2001	2000
End of the period	1.2616	1.350	1.586	1.593	1.522
Average for the period	1.3251	1.465	1.573	1.549	1.485
High for the period	1.4003	1.594	1.613	1.596	1.542
Low for the period	1.2592	1.334	1.511	1.499	1.449

Monthly Low and High Exchange Rates

Month	Low	High
March 2005	1.1978	1.2494
February 2005	1.2241	1.2584
January 2005	1.1948	1.2470
December 2004	1.1796	1.2467
November 2004	1.1746	1.2274
October 2004	1.2158	1.2755

B.          Capitalization and Indebtedness

Not applicable

C.          Reasons for the Offer and Use of Proceeds

Not applicable

D.          Risk Factors

Estimates of Reserves, Mineral Deposits and Production Costs. Although ore reserve and mineral resource figures released by the Company have been carefully prepared and reviewed by the Company or its independent mining consultants, these amounts are estimates only and no assurance can be given that any particular level of recovery of copper and molybdenum from ore reserves will in fact be realized. Estimates of reserves, mineral resources and production costs can also be affected by many factors, including, but not limited to, environmental regulations, extreme weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and consequently on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of the Gibraltar mine. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

The Company’s Prosperity and Harmony projects have large tonnage, low grade mineralization, which at current metals prices and other economic considerations cannot be classified as "ore".

Production Estimates From time to time, the Company prepares and releases production estimates for the Gibraltar mine. The Company cannot give any assurance that it will achieve these production estimates. The failure of the Company to achieve its production estimates could have a material adverse effect on its future cash flows, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve calculations and estimates, the validity and accuracy of assumptions used relating to ore grades and recovery rates, ground conditions and physical characteristics of ore, including (but not limited to) rock hardness and the presence or absence of specific metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. The Company's actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; uncontrollable natural phenomena; unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, necessary chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause the Company to cease production. The Company does not have the benefit of recent actual experience in verifying its estimates, and there is a great likelihood that actual production results will vary from its estimates. It is not unusual in startup mining operations to experience unexpected circumstances during the startup phases. Depending on the price of copper, the Company may determine that it is impractical to continue commercial production at the Gibraltar mine.

Mine Development. The Company's ability to sustain or increase its current levels of copper and molybdenum production is dependent upon the successful identification of additional reserves at the Gibraltar mine. If the Company is unable to develop new ore bodies, it will not be able to sustain present production levels beyond the current planned life of the Gibraltar mine. Reduced production could have a material adverse impact on future cash flows, results of operations and financial condition of the Company.

Metal prices. The mining industry in general is highly competitive and there is no assurance that, even after commercial quantities of mineral resources are developed and full production achieved, a profitable market will exist for the sale of same. Factors beyond the control of the Company will affect the marketability of any metals produced. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of the Gibraltar mine or any of the Company's other projects cannot accurately be predicted. Metal prices are volatile and have, in the recent past and for extended periods, been well below the level needed for the Gibraltar mine to operate at a profit.

Further Funding May Be Needed to Explore the Gibraltar Property. One of the means by which the Company generates funds is through the sale of common shares, and the Company may need to find buyers for its treasury shares in order to generate sufficient funds to allow Taseko to conduct further exploration on the Gibraltar Property if excess funds are not generated from mining operations. If the Company cannot fund continued exploration its share value may be negatively impacted. The Company believes that it will need to raise additional funds to pursue the current level of exploration of the Gibraltar Property.

Taseko’s Prosperity and Harmony Properties Contain No Known Reserves of Ore. Although there are known bodies of mineralization on Prosperity and Harmony Properties (see Item 4E), there are currently no known reserves or body of commercially viable ore and the Gibraltar Property must be considered an exploration prospect only. Extensive additional exploration work is required before Taseko can ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Taseko makes on these properties do not result in discoveries of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Taseko stock resale negatively impacted.

Risks of Development, Construction and Mining Operations and Uninsured Risks. The Company's ability to meet production, timing and cost estimates for the Gibraltar mine cannot be assured. Technical considerations, delays in obtaining necessary governmental approvals, or the inability to obtain necessary financing could cause a material adverse effect on the financial performance of the Company. Mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. The Company has insurance in amounts that it considers adequate to protect itself from certain risks of mining operations. However, the Company may become subject to liability for hazards which it cannot or has chosen not to insure itself against.

Labor Negotiations. A significant portion of the Company's employees are unionized. In the event that, from time to time, labor agreements are not concluded with these employees labor actions could occur, including strikes and/or lockouts. Consequently this could cause disruptions in operations.

Taseko Has No History of Earnings and No Foreseeable Earnings. Taseko has a history of many years of losses. Taseko may never be profitable. Taseko has paid no dividends on its shares since incorporation and does not anticipate paying dividends in the foreseeable future. A failure to eventually achieve profitability may negatively impact on Taseko’s share value. The auditors' report on the Company's 2004 consolidated financial statements includes an additional explanatory paragraph that states that conditions and events exist that may raise substantial doubt about the Company's ability to continue as a going concern.

Assets May be Subject to Future Write-Downs. Taseko’s financial statements have been prepared assuming that Taseko will continue its business on a going-concern basis; however, unless additional funding is obtained this assumption may have to change and Taseko’s assets may then have to be written-down from carrying values based on costs to asset prices which are realizable in insolvency or distress circumstances.

Significant Potential Equity Dilution and End of Lock-ups. At April 5, 2005, Taseko had 102,717,314 common shares and 7,765,500 share purchase options and 17,862,695 warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Taseko’s shares. At April 5, 2005, dilutive securities represented approximately 25% of Taseko’s currently issued shares. Certain of these dilutive securities are exercisable at prices below current market price and, accordingly, will result in dilution to existing shareholders if exercised.

Further, there is a risk of dilution to existing shareholders as a result of the potential conversion of (a) the Boliden convertible debentures, and (b) the Gibraltar tracking preferred shares.

Exploration is a Risky Business. The exploration for mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines. Factors beyond Taseko’s control will affect the marketability of any substances discovered. Metal prices have fluctuated widely in recent years and in particular, gold and copper prices have been depressed for several years. Even if exploration at Prosperity and Harmony is successful (and a mine deemed warranted), mining requires huge capital investment, long capital recovery periods and it is difficult to suspend operations pending a recovery of prices.

Risk of Adverse Government Policies. Government regulations relating to mineral rights tenure, permission to disturb wilderness areas and the right to operate and export minerals can adversely affect Taseko’s Harmony and Prosperity projects. Taseko may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at those projects. Environmental concerns in general continue to be a significant challenge for Taseko as they are for all exploration companies. Any changes in regulations or shift in political attitude are beyond the control of Taseko and may adversely affect its business.

Environmental Risks. Unexpected environmental damage from spills, accidents and severe acts of nature such as earthquakes are risks, which may not be fully insurable, and, if catastrophic, could mean the total loss of shareholders’ equity.

Volatility of Taseko’s Shares Could Cause Investor Loss. The market price of a publicly traded stock, especially a junior resource issuer like Taseko, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture Exchange and AMEX suggests Taseko’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Taseko’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Taseko shares.

Taseko’s Directors, Most Officers and Staff are only Part-Time. Most of Taseko’s directors and officers serve as officers and or directors of other resource exploration companies and, as such, are engaged in and will continue to be engaged in the search for additional resource opportunities on behalf of such other companies. In particular, the success of Taseko and its ability to continue to carry on operations is dependent partly upon its ability to retain the services of its senior technical and management personnel. (See Item 7)

Management May be subject to Conflicts of Interest Due to Affiliation With Other Resource Companies. As most of Taseko’s directors and officers serve as officers and or directors of other resource exploration companies which are themselves engaged in the search for additional opportunities, situations may arise where these directors and officers are presented with or identify resource exploration opportunities and may be or perceived to be in competition with Taseko for exploration opportunities. Such potential conflicts, if any arise, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. Taseko’s directors and officers expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate. In addition, all of Taseko’s officers and directors have a financial interest in other resource issuers to which they serve as management and hence may never be financially disinterested in the outcomes of these potential conflict of interest situations. This situation may require that shareholders favorably consider ratification of directors’ decisions where financial conflicts arise resulting in uncertainty with respect to completion of such matters.

Taseko’s Management May Not Be Subject to United States Legal Process. As Canadian citizens and residents, certain of Taseko’s directors and officers may not subject themselves to United States legal proceedings, so that recovery on judgments issued by United States courts may be difficult or impossible. While reciprocal enforcement of judgment legislation exists between Canada and the United States, Taseko’s insiders may have defenses available to avoid in Canada the effect of United States judgments under Canadian law, making enforcement difficult or impossible. Taseko’s management may not have any personal assets available in the United States to satisfy judgments of United States courts. Therefore, Taseko shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under United States law.

Possible PFIC Status May Have Possible Adverse Tax Consequences for United States Investors. Potential investors who are United States taxpayers should be aware that Taseko may be classified for United States tax purposes as a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years, and may also be a PFIC in subsequent years. This status arises due to the fact that Taseko’s excess exploration funds are invested in interest-bearing, securities creating "passive income" which, while modest and ancillary to the exploration business, has been Taseko’s only source of income as the Gibraltar Mine has only re-commenced operations subsequent to year end. If Taseko is a PFIC for any year during a United States taxpayer’s holding period, then such a United States taxpayer, generally, will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Taseko. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A United States taxpayer who makes a QEF election generally must report on a current basis its share of Taseko’s net capital gain and ordinary earnings for any year in which Taseko is a PFIC, whether or not Taseko distributes any amounts to its shareholders. A United States taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. (See also Item 10E - Passive Foreign Investment Company).

Penny Stock Classification Could Affect the Marketability of the Company's Common Stock and Shareholders Could Find It Difficult to Sell Their Stock The Company's stock may be subject to "penny stock" rules as defined in Securities and Exchange Act of 1934 rule 3a51-1. The Securities and Exchange Commission has adopted rules which regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares may be subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

Further, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Ultimate Reclamation Costs May Exceed Amounts Accrued. The Company's operations are subject to extensive laws and regulations governing the protection of the environment, under various federal, provincial and local laws, which regulate air and water quality, hazardous waste management and environmental rehabilitation and reclamation. The Company's mining and related activities impact the environment, including land, habitat, streams and environment near the Gibraltar mine. Delays in obtaining, or failures to obtain, government permits and approvals may adversely impact the Company's operations. Further, the regulatory environment in which the Company operates could change in ways that may substantially increase costs to achieve compliance. These increased costs may have a material adverse effect on our profitability.

The Company has accrued for the expected costs to comply with these environmental laws and regulations relating to the Company's obligation to reclaim areas disturbed by its mining activities. The Company has estimated these liabilities at $32.7 million as at September 30, 2004. However, the ultimate amount of such reclamation costs may in the future exceed these estimates due to influences beyond the Company's control, including, but not limited to, changing legislation or unidentified rehabilitation costs. The closure of mining operations, without sufficient working capital to discharge rehabilitation liabilities as they come due, or unacceptable damage to the environment, including pollution or environmental degradation, may expose the Company to litigation and significant liabilities.

Currency Fluctuations. The Company's operating results and cash flow are significantly affected by changes in the Canadian dollar to US dollar exchange rate. Exchange rate movements can have a significant impact as substantially all of the Company's revenues will be earned in US dollars but most of its operating and capital costs are in Canadian dollars. The Canadian dollar/US dollar exchange rate has varied significantly over the last several years.

Working capital deficiency. As of September 30, 2004 the Company had a working capital deficiency of approximately $19.8 million, which includes an income tax provision of approximately $23.7 million. This provision reflects an amount which management believes may not ever become payable. The subsidiary from which this provision arose has a June 30, 2005 taxation year end. Prior to making its ultimate tax calculations, the subsidiary will consider tax planning strategies which might be put in place to mitigate its ultimate tax liability. In addition, the subsidiary would exhaust all appeals if any taxes were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. It does not arise from a transaction in any completed taxation year, nor has any taxation authority assessed the amount or any portion thereof as payable However, the Company may need additional funding to timely meet the this obligation if a demand is made and all avenues of tax planning and appeal are exhausted. If the Company fails to meet this obligation there may be a material adverse effect to the Company's business.

ITEM 4                     INFORMATION ON THE COMPANY

A.          History and Development of the Company

1.	The legal name of the company, which is the subject of this Form 20-F, is "Taseko Mines Limited" (herein "Taseko" or the "Company").

2.	Taseko was incorporated in British Columbia ("BC"), Canada on April 15, 1966.

3.
Taseko was incorporated under and continues to subsist under the laws of the Province of British Columbia, Canada. Taseko’s business activities are limited to British Columbia. Consequently, the primary corporate, commercial, and other laws pertinent to Taseko are those of the Province of British Columbia. Taseko’s principal business office is at Suite 1020, 800 West Pender Street, Vancouver, British Columbia V6C 2V6. Taseko also has a field office at its Gibraltar mine site in McLeese Lake near Williams Lake, BC.

4.	The principal business events in Taseko’s 35 year history are (in chronological order):

(i)
the acquisition and legal dispute settlement respecting the Prosperity Project in British Columbia (1960’s to 1993) and the advancement of exploration and engineering thereof (1991 to date). Exploration expenses to the extent of approximately $41.5 million have been incurred by Taseko on the Prosperity Project, which has demonstrated continuity of a low grade copper/gold deposit;

	(ii)	the acquisition of the Gibraltar mine in July 1999. The Gibraltar mine is located in British Columbia and was a copper producer under different owners from 1972 to 1998; and

	(iii)	the acquisition of the Harmony Gold Project in October 2001. The Harmony Gold Project is an undeveloped gold deposit located in British Columbia; and

	(iv)	the restart of the conventional mine and mill operations at Gibraltar in October 2004.

5.
As of the date of this Annual Report, the Company's subsidiaries include a 100% ownership in, directly, or through wholly owned subsidiaries, Gibraltar Mines Ltd., and Cuisson Lake Mines Ltd., and 688888 BC Ltd. The Company also has an 85% interest in the Gibraltar-Ledcor Joint Venture.

B.          Business Overview

1.          Taseko’s Business Strategy and Principal Activities

Taseko is focused on acquiring ownership of and advancing exploration and related activities on known mineral deposits that have as their basic characteristics, large tonnage (based on extensive drill testing for continuity) mineralization which, under metals price assumptions that fall within historical averages, are potentially capable of supporting a mine for 10 years and longer. Taseko endeavors to apply advanced mining and recovery techniques to ascertain the maximum potential for eventual production of these deposits. Taseko’s Prosperity Project, Gibraltar Mine Project and Harmony Gold Project are all such large tonnage mineral resources. The Gibraltar Mine restarted operations subsequent to year end, in October 2004. It has not been determined that either the Prosperity or Harmony Project can currently be economically mined at prevailing metal prices. Current metal prices are high by reference to past metals cycles. Taseko believes that a portion of the investment value in its common shares is derived from appreciating the large amount of contained metals on its projects which will reflect value for investors who share Taseko management’s view that there will be an ongoing demand for copper, gold and molybdenum, resulting in a continuing need to replace depleted reserves. Taseko’s management remains optimistic that metal prices will eventually increase sufficiently to support mining at the Harmony and Prosperity Projects at some future time.

To the end of the 2004 fiscal year, Taseko did not have any operating revenue although historically it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs. During the 2004 fiscal year, the Company raised C$30.3 million in startup capital and subsequent to the fiscal year end, arranged for US$18.3 million in lease financing for new equipment to re-start the Gibraltar Mine as a conventional copper and molybdenum producer, capable of producing copper concentrate at a cost of approximately US$0.91 per pound, net of byproduct credits for molybdenum and silver. A copper refinery has been the subject of feasibility-level engineering studies in fiscal 2001 and 2002, which indicated that a reduction in the cost of copper production in the range of US$0.20 per pound could be achieved. The cost savings will be re-assessed prior to proceeding as part of the Company’s considerations. Such a refinery would have a capital cost of approximately C$110 million. Now that commercial mining operations are underway at Gibraltar, the capital investment for the refinery is being further considered. The resource extraction business has historically been cyclical. The prices received for copper and gold have been volatile and, in the case of gold, have been affected by factors and sentiments outside of the cost of production. The mining business operates in a world-wide market and prices are derived from relatively pure market forces so competition to sell any metals or concentrates produced is not an issue if metals prices warrant production.

Taseko and its subsidiaries own their mining projects outright but potential mining operations are nevertheless subject to extensive government regulation. In June 2004, the Gibraltar Mine obtained government permitting to restart mining operations, which commenced in October 2004.

The Prosperity Project is well advanced in the requisite preparatory engineering and analysis for a final request to government for mine development permitting; however, the project parameters, including the capital costs of placing the project into production, need to be reassessed.

The Harmony Gold Project has not been significantly moved towards mine development permitting since a period of more active exploration in the late 1990’s.

The provincial government of British Columbia and the federal government of Canada both have jurisdiction over a wide variety of activities and persons affected by mining including local communities, habitat users and others claiming to hold a stake in the outcome of mining activity. British Columbia has recently become more of a mining-friendly jurisdiction, and mines operating in British Columbia with comparable grades have been ranked amongst the world’s most efficient and responsible operations.

2.          Funding Initiatives

Gibraltar Mine Reclamation Deposits Released

As a result of progressive reclamation work and a landfill project reducing liability costs at Gibraltar, $2.5 million was released from the cash reclamation fund held by the Government of BC in December 2002.

A reclamation deposit of approximately $16 million was released to Taseko in early 2004 after being replaced by an environmental deposit funded mainly by arm's-length investors, who ultimately received shares in Taseko in consideration of providing this replacement deposit funding (see also Items 7 and 19).

C.          Organizational Structure

Taseko operates directly and also through one principal subsidiary, Gibraltar Mines Ltd. ("Gibraltar") as well as another exploration subsidiary, Taseko Resources Ltd. Taseko itself owns the Prosperity Project, and Gibraltar owns the Gibraltar Mine and the Harmony Gold Project. All three companies are British Columbia, Canada companies and all operations of the three companies are in British Columbia. The Company has two inactive subsidiaries.

D.          Property, Plant and Equipment

The Gibraltar Mine was acquired from Boliden Westmin (Canada) Limited in July 1999, approximately one year after commercial mining operations were suspended due to then-prevailing low copper prices. The Gibraltar Mine was acquired with mill and mining equipment and supplies valued at approximately $19 million. The purchase of the mine included an environmental deposit for $8 million (which was later increased to $18.4 million in 2001, and then decreased to $15.9 million in December 2002) and mineral property interests then valued at $3.3 million. The

Gibraltar Mine has an estimated $32.7 million liability to reclaim and manage the area should it be determined that operations must permanently cease and the area be reclaimed. (See Item 4, Gibraltar Mine – Acquisition Terms and Environmental Matters.)

In accordance with the Gibraltar mine permit, the Company has pledged the mine's plant and certain equipment which, when combined with reclamation deposits (approximately $17.7 million at December 31, 2004), provide the Government of British Columbia with the required security for the estimated reclamation liability on the Gibraltar Mine of $32.7 million.

In March 2004, the Company purchased a mining shovel for approximately US$10.1 million ($13.0 million). In May 2004, the Company purchased five mine haul trucks for approximately US$8.2 million ($10.7 million).

During the period September 2004 to December 2004, the Company sold the mining shovel and the five haul trucks for approximately US$18.3 million (approximately $21.0 million), of which approximately US$14.7 million ($17.5 million) was received in November 2004, net of a 20% down payment (US$3.7 million, or $4.4 million) which was funded by the Company and represents prepaid lease payments. The purchaser leased the shovel and trucks to a subsidiary of Ledcor CMI Ltd. ("Ledcor"), the Company's joint venture partner at the Gibraltar Mine, and this equipment forms part of Ledcor's contribution to the joint venture.

The Company has also guaranteed residual values totaling US$7.1 million ($8.5 million) on this equipment at the end of the lease term in November 2008.

Neither the Prosperity Project nor the Harmony Gold Project have any mining plant or equipment located thereon, although both projects have field accommodation and miscellaneous exploration equipment, which is of little realizable value, on site.

E.          Further Particulars Of Taseko’s Properties

Location of Taseko’s Projects

The Gibraltar Mine

Acquisition Terms

On July 21, 1999, Taseko’s subsidiary, Gibraltar Mines Ltd., purchased the Gibraltar mine from Boliden Westmin (Canada) Limited ("Boliden") and certain of its affiliates, including all mineral interests, mining and processing equipment and facilities, and assumed responsibility for ongoing reclamation. Pursuant to the terms of the acquisition, Gibraltar acquired mining equipment, parts and supplies inventories valued at $19 million, an existing Government environmental deposit of $8 million, and mineral interests valued at $3.3 million. Gibraltar assumed the estimated reclamation liability pertaining to the Gibraltar mine of $32.7 million and Taseko guaranteed Gibraltar’s obligations to Boliden.

The Company received $20.1 million in cash between July 1999 and February 2001, of which $17 million was received pursuant to a 10-year non-interest bearing convertible debenture issued to Boliden. The principal sum advanced under the debenture is convertible into Taseko common shares in the first year at C$3.14 per Taseko share. The conversion price escalates C$0.25 per Taseko share each year over the 10-year term of the debenture on each July 19th anniversary of closing. The conversion price at September 30, 2004 was C$4.39 per Taseko share. The debenture is due on July 19, 2009. After five years the debenture can be converted at Taseko’s option at then-prevailing market prices for Taseko shares or, paid out in cash, at Taseko’s election. Taseko retains certain rights of first refusal respecting any proposed sale of shares which may potentially be acquired by Boliden under the debenture.

Gibraltar-Ledcor Joint Venture

In May 2004, Taseko and Ledcor CMI Ltd. ("Ledcor") signed a framework agreement whereby re-commissioning and operation of the Gibraltar mine would proceed as a joint venture. In September 2004, Taseko and Ledcor concluded a Joint Venture Operating Agreement (the "Joint Venture"). Taseko (through its wholly owned operating subsidiary Gibraltar Mines Ltd. ("Gibraltar")) has an 85% interest in the residual profits of the Joint Venture (ie. profits after payment of usage fees to the participants (Taseko and Ledcor) for their respective contributed assess and services) and Ledcor has a 15% interest in the residual profits. The Joint Venture holds rights to operate the mine as well as leases on certain mining equipment such as a mechanical shovel and trucks, but the mill and other mine assets, including mineral titles, belong to Gibraltar. The Joint Venture pays usage fees to each of Gibraltar and Ledcor for use of their respectively contributed assets as well as for services that they contribute to the Joint Venture. Taseko is responsible for concentrate sales, off-site activities and certain aspects of administration and Ledcor is responsible for on-site operations and Ledcor, as Operator of the Joint Venture, has primary responsibility for carrying out mining and milling activities as well as recruitment of personnel and maintenance of the equipment and facilities. More than 250 people are currently employed at the mine.

As part of its contributions, Ledcor provided on behalf of the Joint Venture certain lease financing guarantees to third parties which allowed for the timely acquisition of a new mining shovel and five new mine-haul trucks valued at US$18.3 million (C$21 million) necessary to restart activities at the Gibraltar mine.

Gibraltar Property, British Columbia Canada – Technical Summary

Location, Access and Infrastructure

The Gibraltar mine area consists of 251 mineral claims, 30 mining leases, and some ancillary fee simple real estate held by Gibraltar for the Joint Venture. The mine site covers approximately 109 square kilometres, located at latitude 52 degrees 30’N and longitude 122 degrees 16’W in the Granite Mountain area, approximately 65 kilometres north of the City of Williams Lake in south-central British Columbia, Canada. Access to the Gibraltar mine from Williams Lake is via Highway 97 to McLeese Lake. From McLeese Lake, a paved road provides access to the Gibraltar mine site. The total road distance from the City of Williams Lake to the Gibraltar mine is 65 kilometres and motor vehicle travel time is approximately 45 minutes.

The Canadian National Railway has rail service to facilitate the shipping of copper concentrates through to the Pacific Ocean port of North Vancouver. A rail siding and storage shed for the shipment of concentrate is located 26 kilometers from the mine site. Electricity is obtained from the British Columbia Hydro and Power Authority ("BC Hydro"). Natural gas is provided by Avista Energy and Terasen Gas (formerly, BC Gas). The communities of Williams Lake and Quesnel are sufficiently close to the site to supply goods and services to the Gibraltar mine and its personnel.

The Gibraltar mineral claims cover an area of gentle topography; local relief is in the order of 200 m. The plant site is located at an elevation of approximately 1,100 metres above sea level. The project area has a moderate continental climate with cold winters and warm summers. Ambient air temperature ranges from a winter minimum of -34° C to a summer maximum of 35° C. Annual precipitation at the site averages 51 centimetres, of which about 17 centimetres falls as snow. Maximum snow depth is about 1 metres, most of which falls in late February.

History

The earliest record of work at the Gibraltar mine is found in the 1917 British Columbia Minister of Mines Annual Report, which describes the activities of Joseph Briand and partners exploring copper-bearing quartz veins (a tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure) on the Rainbow group of mineral claims. These original showings are believed to lie about 60 metres west of the current Pollyanna pit.

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

Mine production began in March 1972 and the mine operated almost continuously from 1972-1998. Total production to the end of 1998 had totalled 845,825 tonnes (1.86 billion lbs.) of copper and 8,938 tonnes (19.7 million lbs.) of molybdenum from 305 million tonnes (336 million tons) milled. During the past operating mine life, reconciliation studies on a number of open pit stages demonstrated good correlation between reserve estimates and actual production.

In addition to copper production in concentrate, the Gibraltar mine has also produced cathode copper by leaching both low-grade dump material (approximately 339 million tonnes [374 million tons] containing copper at grades lower than the milling cut-off grades of 0.16 -0.25%) and leachable oxide material from the pits using sulphuric acid and natural bacteria. Beginning in October 1986 to when the mine was shut down in late 1998, the copper was recovered from solution by the solvent extraction-electrowinning (SX/EW) process. Some 38,430 tonnes (84.7 million pounds) of electrowon cathode copper were produced. Prior to 1986 and since the SX/EW plant has been shut down, these and all other mine area drainage waters have been collected in ditches and ponds and neutralized prior to safe disposal in the tailings impoundment. Since February 1999, these waters have been discharged to the Gibraltar East Pit, where mining was completed. SX/EW plant operations are expected to resume when further oxide material is mined from the Pollyanna and Connector pits. Future recovery of electrowon copper will be mainly from engineered leach pads.

Geological modelling, geophysical surveys (dominantly Induced Polarization) and diamond drilling have been the primary exploration tools used at the Gibraltar mine in order to delineate sulphide (a compound of sulphur and another element, typically a metallic sulphide compound) resources. Mining phase exploration, during the period of 1972-1998, added extensive sulphide resources. Oxide copper mineralization was recognized during early exploration programs at Gibraltar. The potential economic benefit from this mineralization, however, was not realized until late 1986 when a SX/EW plant was commissioned to treat acidic copper solutions draining from existing low grade mineralized material pits. Data collected during a sulphide copper exploration program in the 1990’s between the Gibraltar East and Pollyanna open pits (Connector Zone) indicate that there is potential for substantial oxide copper mineralization in this zone.

From 1999-2004, Taseko geologists and engineers explored for additional mineralized material and to better define known resources. The on-site staff also completed on-going reclamation work and maintained the Gibraltar mine for re-start. Operating/environmental permits were kept in good standing.

A drill program, with combined environmental and geological information objectives, was conducted in November-December of 1999. The program comprised 25 drill holes (4 diamond and 21 reverse circulation) and, while aimed at obtaining information pertaining to regional groundwater flow, allowed for collection of geological information such as lithology, alteration, mineralization and structure. In total, 1,635 metres of drilling was completed and the core was analyzed for copper content. The analytical results increased deposit information and will assist in future geological and engineering activities.

In December 1999 and January 2000, the digital database of geological information on the Gibraltar property was expanded to include information from both inside and outside the pit areas. All historic geophysical and geochemical data contained in archive files, field reports and maps were digitized and a series of maps illustrating geophysical and geochemical data were generated. Drill collar coordinates and downhole survey information, including hole length, geology, sample intervals and assay (a quantitative test of minerals and ore by chemical and/or fire techniques) results for drill holes that had not previously been in digital form were added. Data for some 200 drill holes, comprising 24,000 metres were added. Plans identifying the location of drill holes relative to known geophysical and geochemical data and anomalies were generated.

Exploration during mine operation was limited and focused predominantly in and around existing pits. A number of excellent targets to explore for new deposits occur near the existing open pits (Gibraltar West Extension, Connector, Gibraltar East Extension, Crusher zones) and on other parts of the property (e.g. Sawmill). These target zones required testing by drilling; the remainder of the Gibraltar property requires exploration utilizing a comprehensive program of geological mapping, induced polarization geophysical surveying and geochemical sampling. This work began in 2000 with an extensive IP geophysical survey. Drilling in 2003 tested several of the anomalies outlined by the 2000 IP surveys.

Six target areas were drilled in 2003: the 98 Oxide Zone, the GM Southwest Zone, the Highway Zone, the TK Zinc Zone, the Water Tank Zone and a large IP anomaly located 2 kilometres east of the existing plant site.

Ninety-six holes, totalling 13,650 metres (44,785 feet), were drilled at the 98 Oxide Zone. Significant copper mineralization was encountered, indicating potential for a mineral resource in this area.

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

Thirty-eight holes, totalling 7,722 metres (25,336 feet), were drilled on a large IP anomaly located about 1.5 kilometres northwest of the Gibraltar East Pit. Results to date indicate the anomaly reflects a zone of significant pyrite-chalcopyrite mineralization called the Highway Zone. Good copper mineralization associated with pyrite, was encountered in several holes. Geological modeling indicates a relatively steep, narrow (30-60 metres) mineralized zone with a strike length of at least 915 metres. The zone also contains elevated gold and silver values.

Thirty holes, totalling 6,199 metres (20,334 feet), were drilled to test an IP anomaly located about 2.5 kilometres northwest of the Gibraltar West Pit. Two holes, drilled in the area in the early 1990’s, intersected over 200 feet of near surface anomalous zinc (average grade 0.45 -0.50% Zn). Anomalous zinc mineralization (sphalerite) has been observed in about 10 of the new holes. This new discovery is called the TK Zinc Zone.

Twenty-one other holes were drilled during the 2003 program. Ten holes, totalling 2,081 metres (6,827 feet), were drilled on a large IP anomaly located about 500 meters northeast of the plant site in an area called the Water Tank Zone. Preliminary results indicate the anomaly reflects a large pyrite zone with minor copper-molybdenum mineralization. Similarly, eleven holes, totalling 2,338 metres (7,669 feet), were drilled on a large IP anomaly located about 2 kilometres east-northeast of the plant site. Preliminary results indicate the anomaly reflects a large pyrite zone with minor copper-molybdenum mineralization. Further funding will be required to determine mining feasibility of these zones.

New Refinery Process Potential

In August 2000, a scoping study (which is a preliminary review of capital and operating costs to determine the economic viability at an accuracy of plus or minus 30%) was conducted to investigate the concept of building and operating a copper refinery at the Gibraltar site, using a new hydrometallurgical process. The process had been developed by Cominco Engineering Services Ltd. (CESL) to recover copper from concentrate using the new process. The study, undertaken by Gibraltar and CESL, considered existing infrastructure, general site layouts, capital and operating costs, and resulting cash flows.

Based on the results of the scoping study, feasibility-level engineering and analyses were initiated under a Memorandum of Agreement ("Gibraltar/CESL MOA") dated October 6, 2000. The Gibraltar/CESL MOA outlined a work plan as well as management and funding arrangements for a C$2.7 million work plan (to be funded 50/50 by Gibraltar and CESL) and, upon satisfactory results and receipt of requisite approvals, the project management, construction, commissioning and operation of a refinery at the Gibraltar mine site.

In late 2000, Gibraltar shipped 900 tonnes of mineralized material from site in south-central British Columbia to CESL’s pilot concentrator in Vancouver, BC. Tailings were back-hauled to the Gibraltar site for disposal. Seven tonnes of concentrate were produced, comprising 3.5 tonnes of 18% copper concentrate and 3.5 tonnes of 24% copper concentrate. Concurrently, Gibraltar conducted metallurgical tests on representative samples of Gibraltar mineralized material at G&T Metallurgical Services in Kamloops BC, in order to develop parameters for lock cycle tests that would definitively confirm an increase in mill copper recovery with a decrease in concentrate copper grade. Additional tests were done at Gibraltar’s on-site metallurgical test laboratory. Tests indicate up to a 6% increase in mill copper recovery may be available with minor modifications to the mill circuit and a decrease in specifications for the concentrate copper grade.

In early 2001, the concentrate produced at the pilot concentrator was run through the CESL process pilot plant. The run successfully produced London Metal Exchange (LME) grade cathode copper and proved that the CESL process was adaptive to the Gibraltar material. It was also found that the CESL process is more amenable to the 24% concentrate than the 18% concentrate. The pilot plant program provided the process design criteria for a Process Engineering Package that formed the basis for a feasibility-level capital and operating cost study. Feasibility-level work for the refinery was carried out in 2001 under the direction of Gibraltar Engineering Services Limited ("GESL") Partnership, a Taseko-sponsored investment vehicle that raised funding for the studies on behalf of Taseko and Gibraltar, and CESL.

During the latter half of the 2001 fiscal year, Bateman Engineering Pty of Australia was engaged to conduct an engineering feasibility-level cost study for the construction and operation of a copper refinery utilizing CESL technology at the Gibraltar mine. The study involved engineering and design work sufficient to determine the capital and operating costs for the facility to an accuracy of –5% to +15%. The refinery would be capable of processing 130,000 tonnes of 24% copper concentrate and producing 30,000 tonnes of LME grade copper cathode annually. The study estimated the refinery capital cost to be $109.5 million and the annual operating cost to be $16.3 million or US$0.147 per pound copper produced.

The results of the study indicated that development of the refinery could reduce the operating costs of the mine in the range of US$0.20 per pound of copper produced. This is due to the reduced cost of transporting cathode versus concentrate off site. Mine site refinery operating costs are lower than long term treatment costs at copper smelters. There are other synergies with an on site refinery that would also result in cost savings. For example, as acid would be produced in the refinery, less acid would need to be procured for the heap leach facility at the Gibraltar site. In addition, heating the leach solution with excess heat generated by the refinery would enhance copper recovery from the heap leach. Implementing some of these additional opportunities would result in cost savings beyond the $17.4 million per annum savings associated with changing the Gibraltar mine from a concentrate producer to a cathode producer. Another advantage is that cathode copper receives a premium over the LME price.

In 2001, GESL had the mandate of raising finances to advance engineering work on the Gibraltar Refinery for use of the CESL technology at the Gibraltar mine and in other similar operations. This limited partnership raised $1.85 million in late 2001 and was purchased by Taseko, with TSX Venture Exchange consent, under a takeover bid, for 4.967 million shares in February 2002. GESL then owned about 39% of the engineering business with the balance owned by an affiliated limited partnership that was acquired in April 2003. GESL and the affiliate used their funds to advance technical and economic feasibility studies of the CESL process (see Item 5). Since that date, however, Taseko has not had sufficient funds to further advance the new refinery initiative.

Property Geology

The Gibraltar mine generally consists of seven separate mineralized zones. Six of these – Pollyanna, Granite Lake, Connector, Gibraltar East, Gibraltar West and Gibraltar West Extension – occur within the Granite Mountain batholith (a large, generally larger than 100 square kilometres in area, mass of intrusive rocks) in a broad zone of shearing and alteration. A seventh copper mineralized body, the Sawmill zone, lies about six kilometres to the south, along the southern edge of the batholith, within a complex contact zone between the batholith and Cache Creek Group rocks.

Two major structural orientations have been recognized at Gibraltar: the Sunset and Granite Creek mineralized systems. The Sunset system strikes northwesterly with one set of structures dipping 35° to 45° to the south and a conjugate set, known as the Reverse Sunset, dipping 50° to 60° to the north. The Granite Creek system strikes east-west and dips 20° to 40° to the south with a subordinate set of structures dipping steeply in a northerly direction. Structures of the Sunset system that host mineralization are mainly shear zones, with minor development of stockwork and associated foliation lamellae. Host structures of the Granite Creek system are predominantly oriented stockwork zones.

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

Small concentrations of other sulphides are present in Gibraltar mineralization. Bornite (a sulphide mineral of copper and iron: Cu5eS4), associated with magnetite and chalcopyrite, occurs on the extremities of the Pollyanna and Sawmill deposits. Molybdenite (molybdenum sulphide MoS2; an ore of molybdenum) is a minor but economically important associate of chalcopyrite in the Pollyanna, Granite Lake and Sawmill deposits.

There is a close spatial relationship between sulphide mineralization and alteration in the Gibraltar deposits. The principal alteration minerals are chlorite, sericite, epidote, carbonate and quartz. Higher-grade mineralization is associated mainly with sericite and chlorite.

Sampling and Analytical Procedures

During the 2003 exploration program, 31,944 metres (104,804 feet) of NQ sized core were drilled. All drill core was photographed, then logged and sampled by technical staff under the supervision of a qualified person. All core was split into two pieces using a mechanical core splitter and sampled. Average sample length is three metres (10 feet). Preparation and analytical testing of the 2003 drill core samples were carried out on-site at the Gibraltar Mines Ltd. Metallurgical Testing Services laboratory. All core was analyzed for copper and molybdenite (MoS2), and selected intervals were also analyzed for acid soluble copper (ASCu), cyanide soluble copper (CNSCu), gold, silver, zinc and lead.

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

•	AAS absorbances are checked on reference solutions at each calibration to ensure that the instrument is functioning properly. The resulting absorbance readings are recorded on the assay worksheets.

•
Random rather than uniform sample weights are utilized for the assays. The weights and instrument readings are recorded in the lab by the assayer and actual assay values are calculated and reviewed by the dedicated QA/QC person.

•	AAS zero and calibration is checked at a minimum every six samples read and more frequently if significant drift is observed.

•
Every twentieth sample is re-split from the crushed drill core reject and assayed in parallel with the mainstream sample to ensure accurate sampling. A table and control chart of mainstream vs. re-split sample assays is maintained.

•	One sample in twenty (not a sample which has been re-split) is assayed in duplicate to insure assay quality. A table and chart of mainstream vs. duplicate sample assays is maintained.

•	One standard, known to the assayer, is assayed in each set of twenty mainstream assays. A table and chart of the standard assays is maintained.

•
One blind standard (five standards of various grade randomized and submitted as sequentially number standards) is submitted by the QA/QC person and assayed in each set of mainstream assays. A table and control chart for each standard is maintained to track assay accuracy and repeatability.

•	One reagent blank assay is run daily to ensure that samples, solutions and apparatus are not contaminated.

•	Solution standards are routinely run during assay sets to ensure that ore grade solutions read accurately.

•	Every tenth assay reject pulp sample is sent to an outside laboratory for re-analysis. A table and chart of mainstream vs. outside sample assays is maintained.

•
Reject assay pulps are placed in labeled bags and stored as sets corresponding to assay certificate numbers for future reference. Each sample bag also contains an identification tag to ensure positive sample identification.

•	Reject drill core pulps are stored in labeled bags as drill-hole sets for future reference. Each sample bag also contains an identification tag to ensure positive sample identification.

Security of Samples

At Gibraltar, a library of representative samples of the different rock types and mineralization is retained in a secured on-site core facility.

The Gibraltar mine site has restricted access. All core from the 2003 program was drilled, transported and analyzed on-site. Remaining half-core and rejects from half-core samples are retained in a secured on-site facility. Pulps are retained at the on-site laboratory.

Mining

The Gibraltar mine is a typical open pit operation that utilizes drilling, blasting, cable shovel loading and large-scale truck hauling to excavate rock. The mine is planned to enable excavation of sulphide mineralized material of sufficient grade that it can be economically mined, crushed, ground and processed to a saleable product by froth flotation. (Flotation is a method of mineral separation after crushing and grinding ore, whereby a froth created in a slurry by a variety of reagents causes some finely crushed minerals to float whereas others sink).

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

During the mining process, unmineralized and insufficiently mineralized rock must be excavated to expose the economically mineralized material. This low grade material contains either sulphide or oxide copper mineralization. A portion of the low-grade sulphide and all of the oxide material can be leached with sulphuric acid, which is naturally assisted by bacterial action. The resultant copper sulphate solution can be processed to cathode copper in the Gibraltar mine’s solvent extraction/electrowinning (SX/EW) plant.

Estimates of Remaining Mineralization

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section use the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43 101 "Standards of Disclosure of Mineral Projects"), the United States Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Gibraltar mineral reserves and resources as at the beginning of the re-start plan were reviewed and a Technical Report was prepared by James W. Hendry, P.Eng., and C. Stewart Wallis, P.Geo., of Roscoe Postle and Associates, Inc. (“Roscoe Postle”) in April 2004. This report was updated in March 2005 to reflect certain changes in development plan prior to the re-start of operations. The report by Roscoe Postle concluded that Taseko's technical analysis and supporting documentation was equivalent to a Pre-feasibility level study, as required for mineral reserves under National Instrument 43-101. Under Canadian standards the material under the mineral reserves supporting the 12 year mine plan are classified as Proven and Probable Reserves.

There are approximately 837 million tons (760 million tonnes) of measured and indicated resources currently outlined at Gibraltar and described in detail in the following sections. This includes measured resources of about 606.5 million tons grading 0.29% copper and 0.008% molybdenum and 230.7 million tons of indicated resources grading 0.271% copper and 0.008% molybdenum. These mineral resources include the proven and probable reserves described below.

12 Year Mine Plan

Based on the 12 year mine plan, proven and probable reserves are comprised of 148 million tonnes (163.5 million tons) grading 0.313% copper and 0.010% molybdenum of sulphide mineralization and 14.8 million tonnes (16.5 million tons) of oxide mineralization at 0.148% Cu. The sulphide reserves were estimated using a 0.20% copper cut-off and the oxide mineralization at a 0.10% acid soluble copper cut-off.

Copper/Molybdenum Sulphide Reserves
		Tons
Pit	Category	(000s)	Cu (%)	Mo (%)
Pollyanna	Proven	41,500	0.315	0.009
	Probable	2,900	0.288	0.009
	Subtotal	44,400	0.313	0.009
PGE Connector	Proven	35,900	0.296	0.010
	Probable	5,600	0.283	0.012
	Subtotal	41,500	0.294	0.011
Granite Lake	Proven	70,700	0.322	0.009
	Probable	6,900	0.321	0.007
	Subtotal	77,600	0.322	0.009
	TOTAL	163,500	0.313	0.010

The average waste-to-mineralized material strip ratio for the in-pit sulphide inventory is 1.8:1.

Copper Oxide Reserves
		Tons	Acid Soluble
Pit	Category	(000’s)	Copper %
Pollyanna	Measured	2,200	0.137
	Indicated	160	0.185
PGE Connector	Measured	13,600	0.150
	Indicated	440	0.130
	TOTAL	16,500	0.148

Environmental Matters

From 1972 to 1998, the Gibraltar mine operated from four open pits. Waste dumps were developed in various areas adjacent to the open pits, and tailings were disposed in a pond located about three kilometres north of the mill. A comprehensive assessment of what would be necessary to rehabilitate the site at closure was developed while the mine was operating. The 1998 Decommissioning Plan included an assessment of the costs of reclamation and ongoing water treatment based on a 12-year mine life and that much of the reclamation would take place while the mine was in operation.

On acquiring the Gibraltar mine in 1999, Gibraltar received both independent and government assessments of the reclamation and water management liability for the Gibraltar mine. The reclamation plan for Gibraltar involves a water management program and establishment of grass/legume vegetative covers for all areas in order to protect against wind and water erosion. Areas around the pits and waste rock storage areas will be re-sloped, dressed with overburden, and seeded. The beaches and slopes of the tailing storage area will also be seeded. The objective is to promote re-establishment of indigenous species, and evolve toward a self-sustaining ecosystem. Progressive reclamation has also been carried out since the mine has been on standby. Also in 2002, Gibraltar and the Cariboo Regional District completed studies and agreed to develop a landfill site on waste dumps in an area that would not be needed for future operation of the mine. The landfill will provide reclamation credits to the land it occupies, as well as revenues. As a result, the Company received a release of $2.5 million from the reclamation deposits in December 2002. Construction was initiated in June 2003 and operations began in October 2003. Additional credits and offsets are expected related to an on-site mini-hydro power generation project that is presently in the implementation stage.

The Gibraltar mine final reclamation and closure plan is updated every five years. The most recent reclamation plan and closure report was approved by the BC Ministry of Energy and Mines in 2004. This report states that the total closure costs with 1.0 meter of till cover would be $36.7 million. The Ministry of Energy and Mines agreed to consider Gibraltar’s request to reduce the cover to 0.5 meters. If approved this would reduce final closure costs to $32.9 million.

In the event that Gibraltar did not carry out the final reclamation using its own equipment, the Ministry of Energy and Mines would have to hire a contactor to do the work. This would increase final reclamation costs by $4.5 million to cover contractor mobilization, equipment ownership costs and profit.

The recently approved mine and reclamation permit requires that the reclamation liability outlined in the final closure and reclamation report be covered by $18.5 million in a Reclamation Trust. The additional liability is covered by the Province of British Columbia having a registered security interest on equipment owned by Gibraltar.

Mine Planning and Pre-Production

Taseko maintained Gibraltar on stand-by from July 1999 to October 2004. In early fiscal 2004, Gibraltar developed a plan to mine 163.5 million tons (148 million tonnes) of material over 12 years to produce an average of 70 million pounds of copper and 980,000 pounds of molybdenum per year in concentrate plus additional cathode copper from its 10 million pound per year solvent extraction electro-winning plant. Gibraltar has the mineral resource base, physical plant and the technical and management expertise in place to operate the mine over the 12-year mine plan. The factors which primarily affected the start-up decision were the copper price, the US$/C$ exchange rate, and concentrate treatment charges. There was generally a shortage of copper concentrates available from operating mines in early 2004 which at that time resulted in relatively low treatment and refining charges charged by smelters. Gibraltar was able to secure long term (40 month) contracts for treatment and refining cost at a significant discount to the prevailing market in early 2004. The US$:C$ exchange rate has moved from 0.67 to approximately 0.80 during the past year, which increased the copper price required to justify re-start; however, the rise in copper price to the US$1.50/lb. range has more than offset the negative effect of the increase in the exchange rate.

The Gibraltar re-start decision was based on a "forty month" mine plan – specifically, the initial three years of the long-range 12-year mine plan. Open pit pre-development work began in June 2004 in the Pollyanna pit area, consisting of planned mining of 7.5 million tonnes of waste rock. Waste rock removal required drilling and blasting. The pre-development work in the Pollyanna pit exposed ore grade material allowing for continuous mill feed for 3.3 years. A 2004 mine re-start plan indicated a total capital cost before equipment financing of C$51.3 million plus C$3.0 in working capital would be required; the breakdown of the capital cost is C$29.1 million for mine equipment, C$5.7 million for mill, building and services refurbishment and C$16.5 million for pre-production mining operations. Equipment lease financing of $21 million was put in place, resulting in a total capital cost after equipment financing of $30.3 million plus $3.0 million of working capital The four-year mine plan required six months from the restart decision date to resumption of mill operations.

During year two of the mine plan, it is anticipated copper treatment charges will return to the long term traditional rates of US$0.24 per pound. In preparation for that event, Taseko is re-evaluating the economics of its potential copper refinery project for Gibraltar.

An independent review of mineral reserves and resources was completed by Roscoe Postle and Associates Inc. ("RPA") in the third quarter of fiscal 2004, updated in March 2005, and described in a technical report by James W. Hendry, P.Eng., and C. Stewart Wallis, P.Geo., of RPA dated March 21, 2005. There was no significant change in the resources from the audit of the estimates that had been carried out by RPA in December 1998 when the mine was closed.

Taseko received approval for the mine plan from the BC Ministry of Energy and Mines on June 1, 2004. Ledcor personnel were mobilized to site in late May to accelerate preparations for restart. One shovel, three haul trucks and one drill were re-commissioned and put into operation, culminating in the commencement of pre-development mining operations in the Pollyanna Pit on June 10. Between June and September 30, some 5,558,000 tons of overburden and waste rock material was stripped to expose Pollyanna mineralization. Mill startup occurred in October 2004.

Labour Matters

Gibraltar and its former union, the National Automobile, Aerospace, Transportation and General Workers Union of Canada (the "CAW" union), appeared before the British Columbia Labour Relations Board ("LRB"), which ruled on June 29, 2004 (the "Original Decision") that Gibraltar was entitled to joint venture with Ledcor to commission and start up the Gibraltar mine. Further, the LRB ruled that once the majority of workers on the Gibraltar site consist of the longer term mining and mill operating personnel, a vote would be held to determine which union would represent those employees – CAW, or the Christian Labour Association of Canada ("CLAC"), which represent Ledcor’s employees.

The CAW applied for leave and reconsideration of the Original Decision, on the basis that the Taseko/Ledcor Joint Venture to operate the Gibraltar mine had not proceeded in a manner represented to the original LRB panel. A representation vote was held on November 15 and 16, 2004, but before the vote could be counted, the LRB had to be satisfied that the terms of the JV Agreement had been implemented and the necessary elements of a successorship had been established. The ballot boxes were ordered sealed by the LRB, and the original LRB panel, pending those determinations, would decide whether the vote results would be counted.

A series of submissions were made by the unions and the JV in December 2004 and in January 2005. On February 16, 2005, Taseko and Ledcor received a LRB ruling that confirmed the Joint Venture was the valid successor employer for the Gibraltar operation and accordingly, the LRB directed the parties to count the ballots from the representation vote originally held in November 2004, to determine which union would represent the employees. The ballots were counted February 21, 2005, and 74% of the workers had voted for the CLAC union, making CLAC Local No. 68 the certified union for the Joint Venture. CLAC had previously ratified a collective agreement with Ledcor, the mine operator on behalf of the Joint Venture, in September 2004.

Royalty Sale Agreement

In September 2004, the Company entered into agreements with an arms-length investment partnership, the Red Mile Resources No. 2 Limited Partnership ("Red Mile"). Gibraltar sold to Red Mile a royalty over Gibraltar production for $67.357 million, which was received on September 29, 2004 but immediately loaned to a financial institution as the Company had pledged these funds to secure its obligations under the royalty agreements.

Pursuant to the royalty sale and cash pledge agreements, the Company received net amount of $10.5 million in fees and interest for services performed in relation to the Red Mile transaction, of which $5.25 million was received on each of September 2004 and in December 2004. The amount of $5.25 million received in September 2004 included $1.75 million for indemnifying an affiliate of Red Mile from any claims relating to a breach by Gibraltar Mines Ltd. under the royalty agreement. The funds received in respect of the indemnification are presented as deferred revenue in the Company's financial statements, and are being recognized over the expected remaining (approximately 10 year) life of the royalty agreement.

Under the Royalty Agreement, annual royalties will be payable by Gibraltar at rates ranging from $0.01 per pound to $0.14 per pound of copper produced during the period from the commencement of commercial production (as defined in the agreement) to December 2014. Gibraltar is entitled to have released to it funds held under the promissory note to fund its royalty obligations to the extent of its royalty payments.

The Company has a pre-emptive option to effectively purchase ("call") the royalty interest by acquiring the Red Mile partnership units at a future date in consideration of a payment commensurate with the gross funds which were received by the Company. Under certain circumstances, the investors in Red Mile also have a right to sell ("put") their Red Mile partnership units to the Company; however such right is subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

The Company also granted to Red Mile a net profits interest ("NPI"), which survives any "put" or "call" of the Red Mile units. For the years 2011 to 2014, the NPI is 2% if the price of copper averages US$2.50 to US$2.74 per pound, 3% if the price of copper averages US$2.75 to US$2.99 per pound and 4% if the price of copper averages US$3.00 per pound or greater for any year during that period. The US-dollar pricing amounts specified above are based upon an exchange rate of US$0.75 for C$1.00, and shall be adjusted from time to time by any variation of such exchange rates. No NPI is payable until the Company reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures. See also discussion of 2004 Results below for further information on the accounting treatment of the Royalty Sale.

Prosperity Project

Location, Access and Infrastructure

The Prosperity Project consists of 196 mineral claims covering the mineral rights for approximately 85 square kilometres of south-central British Columbia, Canada. The property is located at latitude 51 degrees 28’ N and longitude 123 degrees 37’ W in the Clinton Mining Division, approximately 125 kilometres southwest of the City of Williams Lake in south-central British Columbia. Access from Williams Lake is via Highway #20 to Lee’s Corner, then via an all-weather main line logging haulage road to the site, a total road distance of 192 kilometres. The Canadian National Railway services Williams Lake and has rolling stock to facilitate shipping bulk commodities from Williams Lake to Vancouver, or copper concentrates through to the Pacific Ocean port of North Vancouver. The community of Williams Lake is sufficiently close and is capable of supplying goods and services to a possible mine, and its personnel.

Multiple high-voltage transmission lines from the existing Peace River hydroelectric power grid are situated 118 kilometres east of the Prosperity Project. A 124-kilometres conventional power line was designed to connect to the existing BC Hydro electric power grid and should be capable of supplying the required power to service a large mine and mill complex at the Prosperity Project site. A major natural gas transmission pipeline is situated 112 kilometres northeast of the Prosperity Project. Management believes ample water is available nearby for a mining operation.

Geology and Mineralization

The Prosperity property hosts a large porphyry copper-gold deposit. The deposit is predominantly hosted in Cretaceous andesitic volcaniclastic and volcanic rocks. In the western portion of the deposit, the host rocks have been intruded by the multi-phase, steeply south-dipping Fish Creek Stock. The stock is surrounded by an east-west trending, south-dipping swarm of subparallel quartz-feldspar porphyritic (intrusions with larger crystals in a finer grained groundmass) dikes. The stock and dikes comprise the Late Cretaceous Fish Lake Intrusive Complex that is spatially and genetically related to the deposit. Post mineralization porphyritic diorite occurs as narrow dikes that cross-cut all host rocks. The central portion of the deposit is cut by two major faults, striking north-south and dipping steeply to the west.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit. They are uniformly distributed as disseminations, fracture-fillings, veins and veinlets and may be accompanied by bornite (copper sulphide) and lesser molybdenite (molybdenum sulphide) and tetrahedrite-tennantite (copper and copper-silver sulphides). Native gold occurs as inclusions in and along microfractures with, copper-bearing minerals and pyrite.

History

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

Taseko carried out ongoing and systematic exploration programs from 1991-1999, 154,631 metres has been drilled in 452 holes and accompanied by progressive engineering, metallurgical and environmental studies.

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

The results from the variability testwork demonstrated that copper recoveries ranged from 83.0% to 88.4% with copper concentrate grades ranging from 22.2% Cu to 28.8% Cu. Gold recoveries ranged from 66.1% to 79.8% with grades ranging from 26.0 grams Au/tonne to 71.3 grams Au/tonne reporting to the copper concentrate. Bond rod mill and ball mill grindability tests of drill hole composites indicated a variation of hardness within individual levels and an increase in hardness with depth. Work indices ranged from 16.4 to 20.4.

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

All major building structures for the crusher, process plant, service complex, etc were assessed with respect to pre-engineered versus custom engineering plus labour productivity and cost, material unit rates and construction equipment content. Project construction productivity and costs were adjusted to those recently experienced on BC mine projects. Mine engineers examined mining/milling rates of 60,000 and 90,000 tonnes per day along with a reduced mine plan of 400 million tonnes and stripping ratio of 1:1, respectively. Following the 60,000 and 90,000 tonnes per day investigations, Taseko engineers and outside consultants conducted detailed optimization investigations for mine production schedules and milling rates of 70,000, 75,000 and 80,000 tonnes per day. A series of pit development plans were investigated, along with decreasing cut-off grade and stockpiling strategies. Waste excavation deferral programs were also examined. Mine-related activities included compilation of the Prosperity economic model with the most recent operating costs, smelter charges, treatment terms, metal prices and exchange rate forecasts. As previously noted, operating costs were rationalized by using those experienced for identical activities at Gibraltar mine. Facilities would require only one primary crusher and a single overland conveyor to a coarse ore stockpile rather than the dual system originally considered necessary. This large cost saving was incorporated into the economic evaluations.

In March 2000, subsequent to economic analyses and mining plan optimization studies undertaken by Taseko, a revised processing rate of 70,000 tonnes per day was adopted for a detailed study of the Prosperity Project. The study addressed mining, processing, environmental, ancillary facilities and infrastructure required for completion of the financial and technical evaluation of the Project. It includes a project management plan and summary project schedule, and cost estimates to bring the Project into operation, and an economic analysis. The 2000 work was based on an in-pit resource within the grade model constructed by Giroux in 1998 from the geological interpretation and rock modelling done by Taseko personnel. The open pit mine design, mine plans, mining capital and operating costs were prepared by Nilsson Mine Services Ltd. with the assistance of the engineering staff of Gibraltar Mines Ltd. Kilborn developed the mill flow sheet in conjunction with the Gibraltar engineering staff. Butterfield Mineral Consultants Ltd. conducted a study of the saleability of the Prosperity concentrate. Pilot plant tailings aging tests continued until August 2000 when the 36-month analyses were completed. The tailings aging tests tables for the 1998 Pilot Plant report were also updated for environmental requirements of the Project Reporting. Electrical transmission design engineers Ian Hayward International Ltd. designed the 230 kilovolt (kV) transmission line, provided the detailed material take-off and selected the right-of-way to the site from the BC Hydro Dog Creek substation.

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

Engineering work by Kilborn and others has determined that Prosperity deposit is technically amenable to open pit mining; however, the rates of return were not sufficient to justify construction of a mine at the Prosperity Project at the 2000 copper and gold prices. Kilborn Engineering Pacific Ltd provided a draft report on the detailed engineering studies in December 2000.

Engineering studies will continue and assessments will be undertaken over time as metal prices and other conditions indicate new possibilities for the Prosperity project.

Sampling and Analysis

Since the current Taseko management group took over the project in 1991, 127,000 metres of HQ and NQ core has been drilled in 275 bore holes, and a single 200-metre percussion hole. Core recovery averaged 95.7% . Drill company personnel boxed all core and delivered it to Taseko’s logging compound at the Prosperity site twice daily. Taseko geological and engineering staff based at the Prosperity site supervised drilling, logging and sampling. A total of 57,778 core samples were taken, each sample was generally two metres in length.

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

Samples were bagged and shipped by commercial surface transport to Vancouver area laboratories, where they were prepared. Samples were dried at temperatures less than 65° C. In 1991-1993, primary comminution to approximately 1/4 inch (6.4 mm) size by a jaw crusher with secondary roll crushing to obtain minus 15 mesh. In 1994-1997, samples were crushed in a single stage so that greater than 60% passed a 10 mesh screen and 500 gram assay splits were riffled out for crushing. Coarse rejects were retained until year 2000 in a warehouse in Port Kells, British Columbia. Ring and puck pulverization was used. In 1991-1993, approximately 95% of the sample passed a 120 mesh screen. In 1994-1997, greater than 90% of the sample passed a 150 mesh screen. Pulp rejects are retained indefinitely at the Port Kells warehouse.

All assays and analyses were performed by Assayers Canada (formerly Min-En Laboratories). Gold analysis was done by lead collection fire assay, using a 30 gram charge and an Atomic Absorption Spectroscopy (AAS) finish. Copper analysis was done by Aqua Regia digestion on a 2 gram sample, AAS finish. Mercury analysis was done by Cold Vapour AA. Multi-element analysis by Inductively Coupled Plasma Emission Spectroscopy (ICP-ES) was also done on all samples.

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

Estimates of Mineralization

Cautionary Note to Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The following sections use the terms ‘measured resources’, ‘indicated resources’ and ‘inferred resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 "Standards of Disclosure of Mineral Projects"), the United States Securities and Exchange Commission does not recognize them. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The following estimate is considered to be a historical estimate because it was done prior to the implementations of National Instrument 43-101 regulations. However, the estimate uses the designated categories applicable under National Instrument 43-101.

In 1998, G. Giroux, P.Eng., reported estimated measured and indicated mineral resources of 1.0 billion tonnes at 0.41 grams Au/tonne and 0.24% Cu and an inferred resource of 0.2 billion tonnes grading 0.25 grams Au/tonne and 0.21% Cu at $3.25/tonne NSR cut-off.

Harmony Gold Project

Gibraltar acquired the Harmony Gold Project in October 2001 through a transaction with Misty Mountain Gold Ltd. (now known as Continental Minerals Corporation) for consideration $2.23 million in cash and the issuance of preferred shares in Taseko’s wholly-owned subsidiary Gibraltar Mines Ltd. (with an initial paid up capital of $62.77 million) and which preferred shares are exchangeable for Taseko shares in certain events at prices for the Taseko shares similar to the consideration price of the Boliden Debenture (see "Gibraltar Mine – Acquisition Term"). Details of the exchange terms of these preferred shares can be found in prior Annual Information Form filings by Taseko at www.sedar.com.

Management does not believe there has been a fundamental change in the nature of the Harmony Gold Property; however, during the 2004 fiscal year, the Harmony Gold Property was written down to a nominal value of $1,000. Accounting rules require that the Company must write down its investment in the property if it has not conducted significant exploration or development on the property in the last several years, unless there is persuasive evidence to the contrary.

Assessments will be undertaken over time as metal prices indicate new opportunities for the Harmony project.

Location, Access and Infrastructure

The Harmony Gold Project is located at latitude 53 degrees 31’ N and longitude 132 degrees 13’ W in the Skeena Mining Division, on Graham Island, Queen Charlotte Islands (also referred to by its aboriginal inhabitants as "Haida Gwaii"), on the northwestern coast of British Columbia, Canada. The Harmony Gold Property comprises of 50 four post mineral claims, 37 two post mineral claims and one fractional claim, totalling 970 claim units and 24,250 ha. The deposit-area claims are in good standing until June 29, 2009.

The Queen Charlotte Islands-Haida Gwaii, are approximately 89 kilometres west of the British Columbia mainland, 159 kilometres southwest of the City of Prince Rupert, and approximately 770 kilometres northwest of the City of Vancouver. Existing high capacity industrial logging roads, extending from the towns of Port Clements, Masset and Queen Charlotte City, are used access the site. By road, the property is approximately 40 kilometres from Queen Charlotte City and 30 kilometres from Port Clements. Graham Island is readily accessed by ferries and commercial barges and shipping from both Prince Rupert and Vancouver. There are also daily commercial flights from Vancouver.

History

Prospectors discovered mineralization at Harmony in 1970. The project claims were optioned by various companies during the period 1970 to 1975, which carried out geological mapping, geochemical surveys and minor drilling. Consolidated Cinola Mines Ltd acquired the ground in 1977 and with partners, carried out detailed drilling totalling 30,116 metres in 231 holes by 1984. In 1981, 465 metres of an underground drift and crosscuts were excavated for a metallurgical bulk sample. A 45 tonne per day pilot mill was established to treat about 5,200 tonnes of material and in 1982 a feasibility study for a 10,000-15,000 tonnes per day operation was completed. From 1986 to 1988, City Resources drilled 83 diamond drill holes and 64 reverse-circulation drill holes, totalling 13,356 metres, and completed 117.6 metres of underground development to obtain a bulk sample, conducted bench scale metallurgical testing, and developed open pit scenarios for the project. Barrack Gold acquired the project in 1989 and renamed the company to Misty Mountain Gold Ltd.

Additional drilling, metallurgical and engineering studies were carried out from 1989-1999.

Metallurgical testwork completed prior to 1987 fell short of arriving at an economically and environmentally viable ore treatment/gold extraction process for the Specogna Deposit. Since 1996, Misty Mountain has pursued a comprehensive program of extending the previous testwork and exploring other potentially viable process options for the recovery of gold, including gravity, flotation, bio-oxidation of flotation concentrate, bio-oxidation of whole ore, carbon-in-leach cyanidation and leaching using the chemical compound thiosulphate. This work has included a reassessment of the ore deposit mineralogy, geology and characteristics of gold mineralization. The reassessment of pre-1987 metallurgical sampling discovered that the previous pilot plant bulk sample material was unrepresentative of the overall deposit, having been collected predominantly from a thin horizontal unit that comprises only about 7% of the overall in-pit rock.

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

In 1997, preliminary mine planning was completed.

For the past several years, there has been no significant exploration work at the Harmony Project. The Harmony Project will be reviewed as metal prices and other conditions warrant.

Geology and Mineralization

The Harmony property hosts the Specogna epithermal gold deposit, controlled by the Sandspit fault. It is a right lateral transverse-normal fault; the eastern side is down-dropped at least several hundred metres, and the dip is 40 to

60o to the east. Cretaceous Haida Formation mudstones underlie the western side (footwall) of the fault, and the eastern side by Miocene sandstones, siltstones and conglomerates of the Skonun Formation.

Dacite dykes of Tertiary age have intruded along the fault. Contemporaneous, pervasive silicification, hydrothermal brecciation, stockwork and banded quartz veining and gold mineralization have developed along the hanging wall of the fault. This extends for a strike distance of at least 800 metres, eastwards from the fault at least 200 metres and to a depth of at least 240 metres. Pyrite and marcasite (iron sulphides) are the dominant metallic minerals. Gold occurs as native gold and electrum, which are commonly visible. Silver is also present as an alloy with gold.

Estimates of Mineralization

Cautionary Note to Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The following sections use the terms ‘measured resources’, ‘indicated resources’ and ‘inferred resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 "Standards of Disclosure of Mineral Projects"), the United States Securities and Exchange Commission does not recognize them. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

In 1997, M. Nowak, P.Eng., estimated the mineral resources. The estimate was amended in 2001 to use the categories required under National Instrument 43-101. The estimated measured and indicated mineral resources are 64 million tonnes grading 1.53 grams Au/tonne, containing approximately 3 million ounces of gold. There are additional inferred resources of 21 million tonnes grading 1.04 grams Au/tonne. The estimates were done at a 0.60 grams Au/tonne cut-off.

Sample Analysis and Security

During the period from 1971 to 1989, previous operators sent either split or sawn half core samples for assaying. Samples were taken continuously over lengths ranging between 1.5 to 2.0 metres, and crossing lithologic boundaries in most instances. Early gold analyses included chemical extraction followed by gravimetric or Atomic Absorption (AA) finish. Check assaying procedures were included at various laboratories including Chemex, Bondar Clegg, General Testing and Bell-White Labs.

Drill core sample lengths chosen by Misty Mountain were varied to selectively isolate vein material and to avoid sampling across lithologic boundaries. Samples totalled 22,421 in number from 35,652 metres of core, and for the most part each sample was between 1.75 and 2.25 metres (actual range 0.06 – 6.10 metres) in length. Whole NQ2 core rather than half core was sampled to obtain maximum assay precision.

Sample preparation was carried out at Assayers Canada Vancouver, BC, where drill core was crushed to 60% passing 10 mesh and pulverized to 90% - 150 mesh. Prepared samples were sent to Chemex Labs Ltd. for mainstream assay and to CDN Laboratories for check assay. A one-assay ton charge was used for gold fire assay with an AA finish; a one-gram sample was assayed for silver using AA. All samples were sent for 32-element ICP analysis. A total of 23,690 prepared samples was analysed at Chemex and 1,132 prepared samples was analysed at CDN Laboratories using a similar assaying procedure.

Sample Security

Sample pulps are stored in the Company’s warehouse at Port Kells, British Columbia. Drill core is stored at site.

Environmental Considerations

Possible acid rock drainage has been the main environmental concern relating to the Harmony Gold Project, based on the previously proposed large scale, open pit mine plan. The location and size of waste rock sites proposed in that plan was also a concern. The previous mine plan was a concern of First Nations (aboriginal) and other community people; however, local citizens have not prevented any development work. The area has been extensively logged and permitting efforts by former operators on the Property were well advanced. Misty Mountain initiated base line environmental, wildlife, fisheries, climate, hydrology and vegetation monitoring studies. These studies were initiated before the commencement of the 1995 exploration work in order to establish both Misty

Mountain’s intention and desire for the utmost integrity of the database and to establish a firm foundation for future permitting, as the Company recognized that successful development of the project must be done in a safe, environmentally responsible manner, which will maximize benefits to regional communities. The open, cooperative consultation process with all stakeholders, with specific attention to the First Nations community, merged with successful exploration results and utilizing low impact, proven, conventional mining methods, applicable to gold production from epithermal gold mineralization initiated by Misty Mountain would also be the intention of Taseko.

Aboriginal (or "First Nations") Issues

The Queen Charlotte Islands-Haida Gwaii, including the area surrounding the Harmony Gold Project, is subject to aboriginal peoples’ land claims. Aboriginal land claims are subject to the BC Treaty Commission Legislation and the BC Treaty Commission, both established in 1993. The Commission facilitates and manages a six stage process whereby the Government of Canada, the Government of British Columbia and a First Nation negotiate a treaty settlement. The Council of Haida Nations (the First Nation claiming jurisdiction over the area of the Harmony Gold Project) is presently in the second stage, Preparation for Negotiations. The British Columbia government has stated a policy that settlements will not adversely affect existing tenures in the settlement areas.

In late 1999, the First Nations people on Graham Island launched a lawsuit against the Government of British Columbia (Ministry of Forests). In the suit, the First Nations peoples challenged the ability of government to issue effective permits for resource development on the Queen Charlotte Islands. Due in part to this uncertainty, Misty Mountain and Taseko management deferred further work on the project. In late 2000, a decision was rendered on the lawsuit. The First Nations lost its application to have the permit set aside; however, the Court went on to create a new moral duty on the part of the exploration companies to consult with First Nations, and also introduced some new uncertainties. Although the decision did not decide whether the First Nations hold aboriginal title to the Queen Charlotte Islands-Haida Gwaii, the judge accepted to some degree that at least some of the lands are subject to aboriginal title or rights and contingent on future land claims negotiations. The government asked for further clarification of the Haida decision, which was heard in 2004. The key aspects of the October 2004 decision by the Supreme Court of Canada are: the Crown may have a legal duty to consult prior to rights being negotiated or proven; there is no independent duty on private third parties to consult and aboriginals do not have a right of veto over Crown decisions.

A formal land use planning process, co-sponsored by the Province and the Haida, was initiated in mid-2003. At this time, recommendations from the land use table and terms of reference for further discussions are being finalized and will be used by the BC government and the Haida for government to government negotiations. The Haida vision is to protect an additional 200,000 hectares of the land base, in addition to Goal One and Goal Two requests which would involve the protection of approximately another 49,000 hectares. Lands presently in reserve and/or parks comprise approximately 220,000 hectares. The total area of the islands is about 1,000,000 hectares. A narrow corridor along the Yakoun River is proposed for protection by the Haida but at this time it is not known what the full effect will be on the Harmony property.

ITEM 5                    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Taseko Mines Limited ("Taseko" or the "Company") is a mineral exploration and mining company with three projects located in British Columbia, Canada. These are the Gibraltar copper mine and two exploration projects: the Prosperity Gold-Copper Project and the Harmony Gold Project.
The Company is an expenditure-based organization whose business strategy is to acquire, explore and conduct detailed engineering and economic analysis of mineral deposits which have large tonnage and multi-year operation potential. Other than the Gibraltar mine, none of Taseko’s currently held mineral deposits currently hosts mineralized material which can be said to be "ore" or feasibly economic at current metals prices. In 2000-2001, the Gibraltar mine was the subject of research work, described herein, which could significantly reduce the operating cost per pound of copper produced but would require a significant (in excess of $100 million) capital investment.

In 2004, the Company focused on pre-production activities at the Gibraltar mine. The restart plan called for six months of pre-production mining and mill commissioning activities. This was revised to a four month plan that included pre-production mining and refurbishing the crushing and milling facilities, but focusing on copper circuit. Re-start of the operation took place in October 2004, when the Company commenced restart operations at the Gibraltar mine and began planning copper concentrate shipments to customers. The first shipment occurred on December 4, 2004.

Under Taseko’s accounting policies, exploration, corporate/administrative and care and maintenance costs are expensed as incurred and property acquisition costs are deferred/capitalized. Development costs incurred subsequent to the determination of economic recoverability are also deferred/capitalized. Such acquisition and deferred development costs are written off when Taseko abandons a property due to exploration program results that appear to warrant abandonment or when it appears that the deferred costs may not be recoverable. Acquisition costs and exploration expenditures are usually financed through a combination of existing cash and common share issuances.

As an expenditure-based corporation, Taseko’s results of operations are often evaluated on an "event driven" basis. Results of operations are difficult to quantify given that the product of these expenditures relates to the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a deposit’s size and continuity. It is difficult to evaluate the success of operations in a fiscal year by reference to the financial statements, given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Taseko’s operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics. Although Taseko calculates an annual loss per share (which has varied over a range of $0.09 to $2.35 over the last three fiscal years), Taseko is of the view that its share price does not vary in accordance with the loss per share statistic but rather Taseko share prices vary largely with the price of the underlying market for copper and gold the outlook for these metals and potential profitability of Gibraltar production.

Taseko does not believe that it is significantly impacted by the effects of inflation. The Canadian dollar has fluctuated in a relatively narrow band, as compared to long term historical trends, to the United States dollar (ranging from approximately 1.25 to 1.60 C$/US$) during the last few years. During the years presented, the Company has not entered into foreign currency forward contracts or other derivatives to mitigate the impact of exchange rate fluctuations on its operating results. For additional details respecting the five-year historical exchange rates, see Item 3. Taseko has not been significantly affected by government economic, fiscal, monetary or political policies, and the outlook for Taseko’s assets primarily relate to the outlook for gold and copper. For information relating to the historical prices for copper and gold, see "Item D, Trend Information" below.

Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  reclamation obligation, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined, which in turn could have a material effect on the carrying value of property, plant and equipment. The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The carrying value of property, plant, and equipment is dependant on rates used for depreciation, which themselves are estimates.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Reclamation obligation

The Company has an obligation to reclaim its properties, and has estimated the costs necessary to comply with existing reclamation standards. At September 30, 2004, the Company has estimated total reclamation costs to be $32.7 million for its current properties, which it has fully accrued. The estimates are reviewed both in-house and by outside consultants and government authorities on a routine basis as to the accuracy of remaining costs to be incurred. Estimates are adjusted as necessary and reflected on a prospective basis. Changes in this estimate could cause a significant charge to the reclamation expense recorded during a period.

A.           Operating Results

Fiscal 2004 Compared to Fiscal 2003

The Company’s loss for the year increased to $80.7 million in 2004 from $3.5 million in 2003. The loss arose primarily from (a) a $28.8 million write down of the Company's interest in the Harmony Gold Property, (b) an accrual of $23.7 million for possible income taxes related to the sale of the royalty, (c) a $5.1 million premium paid to acquire all the units of the Gibraltar Reclamation Trust Limited Partnership, (d) exploration expenses of $4.5 million, (e) expenses totaling $15.0 million related to the restart of the Gibraltar mine and (f) $8.1 million expenses from other operating and overhead activities.

While management does not believe there has been a fundamental change in the nature of the Harmony Gold Property it determined during the year ended September 30, 2004, to write down the Harmony Gold Property to a nominal value of $1,000. Accounting rules require that the Company must write down its investment in the property if it has not conducted significant exploration or development on the property in the last several years, unless there is persuasive evidence to the contrary to support the carrying value.

The Company also accrued a tax provision of a subsidiary company of $23.7 million in the accompanying financial statements reflecting possible income taxes on the proceeds of the Royalty Sale (see Gibraltar Property discussion in Item 4). This tax provision reflects an amount which management believes is less than likely of ever becoming payable. The subsidiary has a June 30, 2005 taxation year end. Prior to making its ultimate tax calculations, the subsidiary will also consider tax planning strategies which might be put in place subsequent to the Company's financial reporting date of September 30, 2004. In addition, the subsidiary would exhaust all appeals if any taxes were actually assessed against the subsidiary in connection with the Royalty Sale. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. It does not arise from a transaction in any already completed taxation year, nor has any taxation authority assessed the amount or any portion thereof as payable.

During fiscal 2004 the Company issued approximately 8 million common shares at $2.79 per share for total consideration of $22.23 million to acquire all of the units of the Gibraltar Reclamation Trust Limited Partnership, which resulted in a non-cash accounting loss of $5.1 million.

Of the $4.5 million in exploration expenditures, $4.3 million was spent on Gibraltar, and the remainder spent on the Prosperity Project and the Harmony Gold Project. The expenditures include the cost of stand-by care and maintenance and exploratory drilling activities at Gibraltar, as well as routine ongoing costs for environmental monitoring, property assessment and claim fees, and mine planning studies for Prosperity and Harmony. The drilling costs included in exploration include the cost of exercising the Company’s right to purchase the interest in the Gibraltar exploration lands earned by Northern Dynasty Minerals Ltd. and Rockwell Ventures Inc. (see Item 7).

Consulting, legal, and office costs increased as a result of legal and labour matters related to the restart of the Gibraltar mine. Shareholder communications also increased as a result of the Company's drive to restart the mine. Trust and filing fees increased as a result of the Company achieving a listing on the American Stock Exchange in October 2004.

Subsequent to year end, Gibraltar commenced shipping its first concentrates. Under the terms of its 40 month sales agreement with a concentrate purchaser, Gibraltar has secured very competitive refining and treatment charges. While it is not possible at this early stage of production re-commencement under the new Joint Venture structure with Ledcor to be able to predict cash flows with a high degree of certainty, the Company has estimated some expected operating parameters. For the next several years, Gibraltar expects to mine approximately 43 million tons of mineralized material annually of which 12 million to 13 million tons will be milled per annum. Based on copper recoveries in the 80% range and molybdenum recoveries in the 38% range and given the average grades described elsewhere herein, gross revenue for copper should be in the $76 million per year and molybdenum gross revenue in the $7 million range per year. Operating costs (accounting for Ledcor's share of joint venture profits as a cost) are expected to be 80-85% of gross revenue range (assuming copper prices of $1.12 pound and molybdenum prices of $6.39 per pound) with operating costs being a lesser percentage if metals prices stay higher than those prices. For more information on the cash flow forecast, see the March 2005 Technical Report by Roscoe Postle Associates, Inc. at www.sedar.com.

Fiscal 2003 Compared to Fiscal 2002

Most costs have decreased in 2003 when compared to fiscal 2002; the exceptions are consulting fees and office and administration that increased in the fourth quarter relating to financing and planning for the re-start of the Gibraltar mine, and stock-based compensation expense, which is a mandatory change in the accounting for stock-base compensation (see notes to the financial statements). Higher costs in fiscal 2002 were attributable to the activities associated with financing the copper refinery studies, in particular, interest and finance charges (2003 - $201,942; 2002 - $507,790) and legal accounting and audit costs (2003 - $169,356; $2002 - 334,492).

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

The Company’s loss for the year is $3.5 million, as compared to $6.5 million loss in fiscal 2002. The Company has no revenue from metal sales as the Gibraltar mine was in a "care-and-maintenance" mode in fiscal 2003. Decreased expenses due to decreased activity, particularly in refinery studies, and an increase in both interest income (2003 - $721,480; 2002 - $551,842) and from a gain on the sale of equipment (2003 - $131,638; 2002 - $1,314) resulted in the Company’s improved performance in fiscal 2003.

B.          Liquidity and Capital Resources

Fiscal 2004 Compared to Fiscal 2003

Reclamation deposits totaling approximately $17.6 million including interest, are to be used at a future date for reclamation purposes at Gibraltar, Prosperity and Harmony.

The reclamation liability of $32.7 million is secured by reclamation deposits and plant and equipment. The $26.6 million liability shown as tracking preferred shares of subsidiary, Gibraltar, is the net book value of 12,483,916 shares issued as part of the cost to acquire the Harmony Gold Project. As Taseko expects to eventually convert these preferred shares into common shares of the Company, they have been included in shareholders’ equity on the balance sheet.

At September 30, 2004, Taseko had a working capital deficiency of approximately $19.8 million, as compared to positive working capital of $18.4 million at the end of the previous quarter, and $2.3 million at the end of the same period in 2003. The decrease in working capital from the end of the previous quarter was principally a result of deposits made for the purchase of a mining shovel and for five mine haul trucks as well as an accrual for possible taxes in connection with the Royalty Sale. (See results of Operations 2004 above).

The Company has accrued a tax provision of a subsidiary company of $23.7 million in the accompanying financial statements. Although management believes it is less than likely that this amount ever becoming payable, a liability has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. It does not arise from a transaction in any completed taxation year, nor has any taxation authority assessed the amount or any portion thereof as payable. Accordingly there is no immediate impact on liquidity.

Management anticipates that revenues from copper and molybdenum sales along with the funds from a $7.5 million financing completed in February 2005, will be sufficient to cover operating costs and working capital during fiscal 2005.

In March 2004, the Company entered into an agreement to purchase a mining shovel for approximately US$10.1 million, which was completed by September 30, 2004.

In May 2004, the Company entered into an agreement to purchase five mining trucks for approximately US$8.2 million, of which US$4.9 million had been paid to September 30, 2004. Subsequent to September 30, 2004, the Company entered into arrangement with Ledcor whereby the shovel and trucks were sold to a third party leasing company. Ledcor has leased the equipment and will be reimbursed, at Ledcor’s cost, as consideration for making the equipment available to the joint venture in order to facilitate the operation of the Gibraltar mine.

The Company has a $2 million operating line of credit with a Canadian chartered bank at an interest rate of prime, due on demand, with no fixed terms of repayment. As at September 30, 2004, $1.86 million was outstanding under this line of credit. This operating line of credit is guaranteed by a director of the Company.

As of April 5, 2005, the Company had approximately 17.9 million warrants outstanding, of which approximately 12.7 million were in-the-money. No assurance can be given that these warrants will be exercised. Certain of these warrants are subject to an accelerated expiry provision upon notice by the Company if the closing market price of the Company's shares exceeds $1.50 for 10 consecutive trading days. Although this was achieved for a short period, the Company chose not to give notice due to variable market conditions The presumed negative effect the sale of the warrant shares into the prevailing market would have provided negative pressure to the share price. Taseko reserves its right to give notice of accelerated expiry in the future should the trigger price again prevail.

On December 31, 2003, the Company completed a private placement by issuing 6,700,000 units at $0.60 each, for net proceeds of approximately $3.9 million. Each unit was comprised of a common share and warrant. Each warrant entitles the holder to purchase one common share at a price of $0.75 until December 31, 2005.

On March 10, 2004, the Company completed a $7.3 million private placement financing, consisting of 3,900,000 units of its capital at $2.00 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase an additional common share at a price of $2.25 until March 10, 2005.

On September 28, 2004, the Company completed a $8.9 million private placement financing, consisting of 8,000,000 units of its capital at $1.25 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase an additional common share at a price of $1.40 until September 28, 2006.

The Company had no commitments for material capital expenditures as of September 30, 2004, nor as of April 5, 2005.

Gibraltar Reclamation Trust Limited Partnership

On December 31, 2003, the Company reached agreements with Gibraltar Reclamation Trust Limited Partnership (the "GRT Partnership"), a largely arm’s-length private Vancouver-based mining investment partnership which completed a financing to raise proceeds of $18.6 million to partially fund a planned re-start of the Gibraltar copper mine. As part of the financing the GRT Partnership entered into a Joint Venture arrangement with Gibraltar Mines Ltd. to proceed towards restarting the Gibraltar open pit copper mine. Gibraltar Mines Ltd., as its contribution to the Joint Venture, agreed to contribute the use of its mine assets and fund the startup expenses of the Gibraltar mine, and the GRT Partnership funded a qualifying environmental trust ("QET") with the $18.6 million, which has allowed Gibraltar to access other funds currently held by the Government of British Columbia as a security for the mine’s environmental reclamation obligations. Under the Joint Venture agreement, the GRT Partnership became entitled to certain revenues or production share from the Gibraltar mine following the resumption of production.

To facilitate the startup transactions, five directors and officers of the Company personally guaranteed certain obligations (each as to one fifth) to third parties on behalf of the Company to the extent of $4.5 million. In consideration of the guarantee, they each received compensation equal to 10% of the amount guaranteed, calculated as 45,000 shares having a value of $2.00 each.

In March 2004 Taseko elected to exercise its call rights for the GRT Partnership and issued 7,967,742 shares valued at $2.79 each. Certain directors and officers participated as investors in the GRT Partnership in the aggregate amount of $1,300,000, or about 8% of the financing. These directors and officers received shares as a consequence of Taseko exercising the call right. The acquisition of the GRT Partnership provides Taseko with 100% control of those elements necessary for a mine restart decision and will eliminate the royalty entitlement held by the GRT Partnership.

Fiscal 2003 Compared to Fiscal 2002

As a consequence of the acquisition of the Gibraltar mine in 1999, Taseko received funding pursuant to a $17 million non-interest-bearing convertible debenture financing by Boliden Westmin (Canada) Ltd. As Taseko has the right and the intention to convert the debenture into common shares, the $17 million Gibraltar debenture is classified as equity rather than as a liability on the Company’s balance sheet.

Reclamation deposits totaling $16.8 million including interest, are to be used at a later date for reclamation purposes at Gibraltar and at Harmony.

The reclamation liability of $32.7 million related to the Gibraltar mine is secured by reclamation deposits and plant and equipment. The value of the tracking preferred shares of Taseko’s subsidiary, Gibraltar, is the net book value of 12,483,916 shares which were issued as part of the cost to acquire the Harmony Gold Project from Misty Mountain Gold Limited. The tracking preferred shares are designed to track and capture the value of the Harmony Gold Project and will be convertible into common shares of the Company upon a realization event such as a sale to a third party or commercial production at the Harmony Gold Project. As Taseko has the right and the intention to settle these preferred shares with common shares of the Company, they have been included in shareholders’ equity on the balance sheet.

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

(v)
Gibraltar Reclamation Trust Limited Partnership (the "GRT Partnership") closed a financing of $18.60 million to partially fund a planned re-start of the Gibraltar mine. Of the financing proceeds, approximately $17.1 million was contributed to a qualifying environmental trust, which permitted the Company to have the reclamation deposit of $16.7 million, held by the Government of British Columbia, released into trust for the re-start. As part of the arrangement with GRT Partnership, the Company advanced $4.6 million into trust for the re-start. Further details on the GRT Partnership are provided in the Limited Partnership Financing Structures (below).

In order to facilitate financing for mine re-start, refinery feasibility and other exploration work at Gibraltar, Taseko has sponsored the formation of several limited partnerships.

The Gibraltar Engineering Services Limited ("GESL") Partnership was formed to conduct engineering and contract operation service support for a determination of the feasibility of the hydrometallurgical copper refinery process, developed by Cominco Engineering Services Limited ("CESL") to be potentially used at Gibraltar and possibly, other similar copper deposits in British Columbia, owned by third parties, but which also produce copper in concentrate.

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

On December 31, 2003, the Company reached agreements with Gibraltar Reclamation Trust Limited Partnership (the "GRT Partnership"), a largely arm’s-length private Vancouver-based mining investment partnership which completed a financing to raise proceeds of $18.6 million to partially fund a planned re-start of the Gibraltar copper mine owned by a subsidiary of the Company, Gibraltar Mines Ltd. As part of the financing the GRT Partnership entered into a Joint Venture arrangement with Gibraltar to proceed towards restarting the Gibraltar open pit copper mine. Gibraltar, as its contribution to the Joint Venture, agreed to contribute the use of its mine assets and fund the startup expenses of the Gibraltar mine, and the GRT Partnership funded a qualifying environmental trust ("QET"), which has allowed Gibraltar to access other funds currently held by the Government of British Columbia as a security for the mine’s environmental reclamation obligations. Under the Joint Venture agreement, the GRT Partnership became entitled to certain revenues or production share from the Gibraltar mine following the resumption of production.

In related agreements, the Company obtained the exclusive right (the "Purchase Option") to purchase the GRT Partnership for a fixed price of 130% of the total amount of the net financing proceeds, which were actually contributed by the GRT Partnership to the QET being an amount of $18.6 million.). The Purchase Option was payable in common shares of the Company valued at the prevailing market price of the Company’s shares at the time the Company decides to trigger the purchase, or the price can be paid in cash by the Company. The investors in the GRT Partnership also acquired the right to sell the GRT Partnership to the Company for the appraised value of the GRT Partnership payable, at the Company’s election, in cash or in shares of the Company valued at the higher of the then-prevailing market (less a stated discount), and the undiscounted market price of the Company’s shares on December 31, 2003 (C$2.15) . To facilitate the startup transactions, five directors and officers of the Company have personally guaranteed certain obligations (each as to one fifth) to third parties on behalf of the Company to the extent of $4.5 million, inclusive of a pledge of a cash deposit of $2 million. In consideration of the guarantee, they will each receive compensation equal to 10% of the amount guaranteed, calculated as 45,000 shares having a value of $2.00 each. In March 2004 Taseko elected to exercise its call rights for the GRT Partnership and issued 7,967,742 million shares valued at $2.79 each to acquire it. These shares were subject to resale restrictions in Canada until May 1, 2004. Certain directors and officers participated as investors in the GRT Partnership in the aggregate amount of $1,300,000. These directors and officers received shares as a consequence of Taseko exercising the call right (see items 7 and 19). The acquisition of the GRT Partnership provides Taseko with 100% control of those elements necessary for a mine restart decision and will eliminate the royalty held by the GRT Partnership.

Financial Instruments

Taseko keeps its financial instruments denominated primarily in Canadian dollars and does not engage in any hedging activities with respect to currency. Funds, which are currently excess to Taseko’s needs, are invested in short term near cash investments pending the need for the funds.

Taseko does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2004 year-end, Taseko estimates that the cost of maintaining its corporate administrative activities at approximately $180,000 per month. Accordingly, Taseko’s management estimates that approximately $2.1 million will be needed to maintain its corporate status and assets over the ensuing one-year period excluding Gibraltar Property activities. Taseko had a working capital deficit of approximately $19.8 million as of September 30, 2004 and expects to be able to raise sufficient capital through operations and financings to fund the cost of the next two years' administration costs. There is, however, no assurance that Taseko will be able to raise the required funds.

C.          Research Expenditures

Taseko is a natural resource expenditure based corporation and does not have a program of intellectual property development or patenting or licensing.

D.          Trend Information

As a natural resource exploration company, Taseko’s activities have been mainly event-driven, that is based on exploration successes and failures than seasonal, but it may be seen to be affected by the cyclic nature of metal prices.

Copper is a commodity metal used extensively in the housing and automotive industries and accordingly demand for copper varies directly with general economic conditions. Copper prices strengthened throughout 2004. The average price for the year was about US$1.30 per pound, compared to US$0.81 per pound in 2003. At April 2004, the copper price is in the range of US$1.50 /lb.

The price of molybdenum oxide also increased from US$7.60 per pound early in 2004 to US$34.00 per pound by calendar year end, averaging US$16.88 per pound for the year well above its long term price of US$4.00 per pound. At April 2005, molybdenum oxide prices are in the range of US$32.00/lb.

Gold prices continued an overall uptrend in 2004. The average gold price for 2004 was US$410 per ounce, compared to US$364 per ounce in 2003. At April 2005, the gold price is in the range of US$425/oz.

The Company is subject to currency exchange rate risk. The prices of copper and molybdenum oxide are denominated in United States dollars and, accordingly, the Company’s revenues will be received in United States dollars. The Company’s operations are almost entirely paid for in Canadian dollars, which has recently shown strength against the United States dollar. The further strengthening in the Canadian dollar, if it continues, will negatively impact the profitability of the Company’s mining operations.

E.          Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.          Tabular Disclosure of Contractual Obligations

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations	$ 310,042	$ 103,290	$ 194,949	$ 11,803	$ -
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations (includes lease guarantee fee)	11,965,145	3,006,190	6,260,459	2,698,496	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	$12,275,187	$3,109,480	$6,455,408	$2,710,299	$ -

The Company sold and leased back a mining shovel and five haul trucks for approximately US$18.3 million ($22.0 million), of which approximately US$14.7 million ($17.5 million) was received in November 2004, net of a 20% down payment (US$3.7 million, or $4.4 million) which was funded by the Company and represents prepaid lease payments. The Company has also guaranteed residual values totaling US$7.1 million ($8.5 million) on this equipment at the end of the lease term in November 2008.

G.          Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6                     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

Name, Position and		Shares Beneficially
Place of Residence	Period a Director of the Issuer	Owned or Controlled(1)

David James COPELAND	Since March 1994	420,045 Shares
Director		1,180,000 Options
Vancouver, BC, Canada		122,000 Warrants

T. Barry COUGHLAN	Since February 2001	Nil Shares
Director		280,000 Options
Vancouver, BC, Canada

Scott Dibblee COUSENS	Since October 1992	115,866 Shares
Director		780,000 Options
Vancouver, BC, Canada		200,000 Warrants

Robert Allan DICKINSON	Since January 1991	604,246 Shares(2)
Chairman of the Board and Director		500,000 Options
Lions Bay, BC, Canada		250,000 Warrants

David M.S. ELLIOTT	Since July 2004	72,000 Shares
Director		100,000 Options
Vancouver, BC, Canada

Wayne KIRK	Since July 2004	Nil Shares
Director		300,000 Options
San Rafael, California

Jeffrey Robert MASON	Since March 1994	143,345 Shares
Chief Financial Officer, Corporate Secretary		780,000 Options
and Director		85,000 Warrants
Vancouver, BC, Canada

Thomas E. MILNER	Since March 2003	71,062 Shares
Director		780,000 Options
Williams Lake, BC, Canada

Ronald William THIESSEN	Since October 1993	283,346 Shares
President, Chief Executive Officer and		1,180,000 Options
Director		220,000 Warrants
West Vancouver, BC, Canada

TOTAL SHARES HELD BY		1,709,910 Shares
DIRECTORS AND SENIOR		5,080,000 Options
MANAGEMENT		877,000 Warrants

Notes:
(1)	The information as to shares beneficially owned or controlled is as has been furnished by insiders in their public disclosures and is as of April 5, 2005.

(2)	Certain of these shares are held indirectly in the name of United Mineral Services Ltd., a private company controlled by Robert A. Dickinson.

(3)
As of April 5, 2005, the total beneficial security holdings of the current directors and officers are 1,709,910 shares (which represents approximately 1.7 % of the current issued and outstanding shares) plus 5,080,000 options exercisable at various prices from $0.25 to $1.65 per share expiring at various dates to September 2006, plus 877,000 warrants exercisable at various prices from $0.40 to $1.66 expiring at various dates to September 2006.

Principal Occupation of Current Management of Taseko

DAVID J. COPELAND, P.Eng. – Director

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

Mr. Copeland is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (September 1996 to present); Taseko Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (February 1994 to present); Continental Minerals Corporation, Vice-President, Project Development (June 1995 to February 1996 and June 1997 to June 1998) and Director (November 1995 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Taseko Mines Limited, Director (January 1994 to present) (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); Casamiro Resource Corp., Director (February 1995 to August 2002).

T. BARRY COUGHLAN, BA – Director

T. Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past 5 years, an officer and or a director of the following companies: Taseko Resources Ltd., Director (March 1998 to present); Great Basin Gold Ltd., Director (February 1998 to present); Taseko Mines Limited, Director (February 2001 to present); AMS Homecare Inc., Director (November 2001 to present); Casamiro Resource Corp., Director (February 1995 to August 2002); Tri-Alpha Investments Ltd., President, Chief Executive Officer and Director (June 1986 to present); and Icon Industries Ltd., President, Chief Executive Officer and Director (September 1991 to present).

SCOTT D. COUSENS – Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (March 1994 to September 1994) and (September 1996 to present); Taseko Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Continental Minerals Corporation, Director (June 1994 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

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

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (April 1993 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); Anooraq Resources Corporation, Director (November 1990 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); Taseko Resources Ltd., Director (July 1991 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004) and Chief Executive Officer (December 1995 to September 2000); Great Basin Gold Ltd., Director (May 1986 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); Continental Minerals Corporation, Director (June 2004 to present), Chairman (June 2004 to present), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chairman (April 2004 to present), Co-Chairman (November 2001 to April 2004), Chief Executive Officer (May 1997 to November 2001); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); Taseko Mines Limited, Director (January 1991 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000), (including Co-Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

DAVID M. S. ELLIOTT - Director

David Elliott has a strong and diverse background as a public accountant and corporate executive. He graduated from the University of British Columbia with a Bachelor of Commerce degree and acquired a Chartered Accountant designation in 1973 with a predecessor firm to KPMG LLP. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar, in 1995. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He has served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis Missouri in 1999, a company which was involved with food distribution as well as manufacturing and distribution of pet and animal feed. For the past 2 years, he has been working with companies developing e-mail and data management services. Mr. Elliott currently serves on the boards of the BC Cancer Foundation and the University of BC Alumni Association.

Mr. Elliott is also a director of Anooraq Resources Corporation, Great Basin Gold Ltd., and Northern Dynasty Mineral Ltd.

WAYNE KIRK – Director

Wayne Kirk is an attorney and consultant. He holds an undergraduate degree in economics from the University of California, Berkeley, and a law degree from Harvard University. He was called to the bar in California in 1969. Mr. Kirk was an associate and partner in the San Francisco law firm of Thelen, Marrin, Johnson & Bridges from 1969 until 1992, specializing in corporate and mining law. He was Vice President, General Counsel and Corporate Secretary of Homestake Mining Company from 1992 until

Barrick Gold Corporation's acquisition of Homestake in December 2001. Mr. Kirk was a director of Prime Resources Group Inc. (gold mining) (TSX; AMEX) from February 1996 until January 1999. From March 2002 until his retirement in July 2004, he was special counsel to the New York/San Francisco law firm of Thelen Reid & Priest LLP.

Mr. Kirk is also a director of Great Basin Gold Ltd., and Northern Dynasty Mineral Ltd.

JEFFREY R. MASON, CA – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies for which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past years, an officer and or director of the following public companies: Amarc Resources Ltd., Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); Anooraq Resources Corporation, Director (April 1996 to present), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); Taseko Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); Great Basin Gold Ltd., Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); Continental Minerals Corporation, Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1994 to present); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); Rockwell Ventures Inc., Chief Financial Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary (March 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

THOMAS E. MILNER – Director

Mr. Milner, P.Eng., holds a Master’s Degree in Mining Engineering from McGill University, a Bachelor of Engineering, Civil degree from Carleton University Mr. Milner held the following positions from 1972 to 2004: Chief Operating Officer , Taseko Mines Limited, Chief Operating Officer and General Manager of Gibraltar Mines Ltd. from 1994 to 2003; President of Tom Milner Enterprises from 1992 to 1994; Chief Operating Officer of Brinco Coal Corporation from 1989 to 1992 and Vice-President and General Manager from 1987 to 1989; Project Manager of Quinsam Coal Limited from 1981 to 1987; Senior Consultant - Mine Division of Marcopper Mining Corporation from 1980 to 1981; Chief Engineer of Equity Mining Corporation from 1976 to 1979;Mining Engineer Gibraltar Mines Ltd. from 1972 to 1976.

RONALD W. THIESSEN, CA – President, Chief Executive Officer and Director

Ronald W. Thiessen is accredited as a public accountant in Canada and has for the past several years has had as his principal occupation serving as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd., Director (August 1994 to present), President and Chief Executive Officer (September 2000 to September 2004), Co-Chairman (September 2004 to present); Great Basin Gold Ltd., Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation, Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Chief Executive Officer (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); Casamiro Resource Corp., President and Director (February 1990 to August 2002).

B.          Compensation

During Taseko’s financial year ended September 30, 2004 the aggregate direct remuneration paid or payable to Taseko’s directors and senior officers by Taseko and its subsidiaries, all of whose financial statements are consolidated with those of Taseko, was $233,739. This figure includes any portion of remuneration received by the named person as an officer or employee of Hunter Dickinson Inc. that is attributable to Taseko’s affairs. The direct remuneration paid or payable to Company’s directors and senior officers by subsidiaries of Taseko, whose financial statements are not consolidated with those of Taseko was $nil.

Ronald W. Thiessen, President, Chief Executive Officer and a director of Taseko, and Jeffrey R. Mason, Taseko’s Secretary, Chief Financial Officer and a director of Taseko are each a "Named Executive Officer" of Taseko for the purposes of the following disclosure.

The compensation paid to each of the Named Executive Officers during Taseko’s three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensa- tion ($)
		Salary ($)	Bonus ($)	Other Annual Compensa- tion ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Ronald W. Thiessen Chief Executive Officer, President and Director	2004 2003 2002	48,576 37,175 14,463	Nil Nil Nil	Nil Nil Nil	780,000(1) Nil 400,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary and Chief Financial Officer and Director	2004 2003 2002	36,027 28,785 14,463	Nil Nil Nil	Nil Nil Nil	780,000(1) Nil 400,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Notes:
(1)
These options were granted as follows: 280,000 on October 10, 2003 at an exercise price of $0.55 per Share and expire on September 29, 2006; 200,000 May 20, 2004 at an exercise price of $1.36 per Share and expire on September 29, 2006; 300,000 on September 24, 2004 at an exercise price of $1.40 per Share and expire on September 20, 2006.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company’s Shares. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Share Options

The Company has a share purchase option plan approved by the shareholders that allows it to grant a maximum of 10% of the issued and outstanding common shares of the Company at the time an option is granted, less common shares reserved or issued in the plan, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The share options were granted to the Named Executive Officers during the financial year ended September 30, 2004 were as follows:

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald W. Thiessen	280,000 200,000 300,000	3.16 2.26 3.39	$0.55 $1.36 $1.40	$0.55 $1.36 $1.40	September 29, 2006 September 29, 2006 September 20, 2006
Jeffrey R. Mason	280,000 200,000 300,000	3.16 2.26 3.39	$0.55 $1.36 $1.40	$0.55 $1.36 $1.40	September 29, 2006 September 29, 2006 September 20, 2006

The share options exercised by the Named Executive Officers during the financial year ended September 30, 2004 and the values of such options at the end of such year were as follows:

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Ronald W. Thiessen	400,000	360,000	780,000 / 0	534,600 / NA
Jeffrey R. Mason	400,000	775,200	780,000 / 0	534,600 / NA

No share options were repriced on behalf of the Named Executive Officers during the financial year ended September 30, 2004.

Defined Benefit or Actuarial Plans

There are no defined benefit or actuarial plans in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

There were no arrangements, standard or otherwise, pursuant to which directors were compensated by Taseko for their services in their capacity as directors, or for committee participation, involvement in special assignments of for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date hereof. Subsequent to year end, Taseko resolved to compensate each independent director with a $45,000 annual retainer with an additional $3,000-$5,000 for serving as a committee chairperson.

Securities Held By Insiders

As of April 5, 2005, the directors and officers of Taseko and their affiliates as a group, directly and indirectly, own or control an aggregate of 1,709,910 common shares (approximately 1.7% of outstanding common shares). Insiders also held 5,080,000 options and 877,000 warrants to acquire additional common shares. To the knowledge of the directors and executive officers of the Company, at April 5 2005, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

C.          Board Practices

All directors were re-elected at the March 2005 annual general meeting and have a term of office expiring at the next annual general meeting of Taseko scheduled for March 2006. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There were no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments of for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date hereof.

During the fiscal year, 5,530,000 incentive options (780,000 to each of six directors, 300,000 to each of two directors and 250,000 to one director) to purchase shares were granted to the directors at an average exercise price of $1.12 per share. The options expire in September 2006. The options were issued pursuant to the Company’s Share Option Plan. The Share Option Plan was approved by disinterested shareholders at the Company’s annual general meeting held in March 2005.

Commencing January 2004, each director of the Company was paid an annual director’s fee of $2,400 ($600 paid quarterly) and an additional fee of $600 for each directors' meeting attended. Each director who was a member of a committee received $2,400 ($600 paid quarterly) for each committee of which he or she was a member, and a further fee of $600 for each committee meeting attended. Commencing January 2005, the compensation was amended for independent directors, who now receive $45,000 per annum ($3,750 paid monthly). Each director who is a chairperson of a committee receives an additional $3,000 to $5,000 per annum. No fess are payable to directors who are not independent.

The members of the Company's audit committee are Messrs Elliott, Kirk, and Coughlan. The members of the Company's compensation committee are Messrs. Elliott, Kirk, Coughlan, and Mason.

D.          Employees

At April 5, 2005, Taseko had 15 direct employees working for Gibraltar. Taseko’s administrative and exploration functions are primarily administered through Hunter Dickinson Inc. (see Item 7). The workforce at the Gibraltar mine is provided primarily by the Company's joint venture partner at the Gibraltar mine, Ledcor. At April 5, 2005, approximately 250 persons were employed at the Gibraltar mine.

E.          Share Ownership

As at April 5, 2005, an aggregate of 7,765,500 shares have been reserved for issuance pursuant to Taseko’s Share Incentive Plan, described below, which reserves up to 10% of the outstanding number of shares for issuance.

(a)          Incentive Options

			Exercise	Number of
	Grant Date	Expiry Date	Price	options
Employees and consultants	May 8, 2003	May 9, 2005	$0.38	20,000
	October 10, 2003	September 29, 2006	$0.55	610,000
	November 3, 2003	September 20, 2005	$0.81	35,000
	December 3, 2003	September 20, 2005	$1.40	100,000
	January 14, 2004	September 20, 2005	$1.65	45,000
	May 20, 2004	September 29, 2006	$1.36	475,000
	June 23, 2004	September 29, 2006	$1.50	10,000
	September 24, 2004	September 20, 2006	$1.40	1,390,500
				2,685,500

Directors and Officers	July 8, 2003	July 29, 2005	$0.25	30,000
	October 10, 2003	September 29, 2006	$0.55	1,450,000
	May 20, 2004	September 29, 2006	$1.36	1,500,000
	September 24, 2004	September 20, 2006	$1.40	2,100,000
				5,080,000

Total				7,765,500

In fiscal 2004, 4,898,000 options were exercised with proceeds of $2,437,825. In fiscal 2005 to April 5, 2005, 802,000 options had been exercised with proceeds of $672,800.

(b)          Share Incentive Plan

At the Company’s Annual General Meeting held on March 31, 2004, a resolution was passed amending its then-existing share option plan and restating it as the 2004 Share Option Plan (the "Plan") which would use a "rolling" number of shares rather than a "fixed" number of shares. Under the Plan, a maximum of 10% of the issued and outstanding common shares of the Company at the time an option is granted, less common shares already reserved for issuance under the Plan, are reserved for issuance as options to be granted, at the discretion of the Company’s board of directors, to eligible optionees (the "Optionees") under the Plan. In other words, while the Plan is in effect, there can never be more than 10% of the Company’s issued and outstanding common shares reserved for issuance under the Plan at any point in time. It is the responsibility of the Company’s board of directors to ensure that the provisions of the Plan are adhered to.

This type of Plan is called a "rolling’ plan and such a plan requires shareholder and TSX Venture Exchange ("TSXV") approval every year.

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

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

•	all options granted under the Plan are non-assignable and non-transferable and for a period of up to 5 years;

•
for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;

•
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

•	the minimum exercise price of an option granted under the Plan must not be less than the Discounted Market Price (as defined in the policies of the TSXV); and

•	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in any one year period.

ITEM 7                    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

Taseko’s securities are recorded on the books of its transfer agent (Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, BC V6C 3B9 (604) 661-0215) in registered form; however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Taseko does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries. Based on information provided pursuant to Taseko’s search of intermediaries, as of April 5, 2004, shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located. To the best of its knowledge, Taseko is not directly or indirectly owned or controlled by a corporation or foreign government. For information on the holdings of insiders see Item 6B.

As of April 5, 2005:
Location	Number of Registered Shareholders of Record	Number of Shares	Percentage of Total Shares
Canada	142	82,644,963	80.5%
United States	464	16,243,850	15.8%
Other	12	3,828,501	3.7%
TOTAL	618	102,717,314	100.0%

As of April 5, 2005, the only registered holders of 5% or more of the current issued and outstanding common shares of Taseko, other than brokerage clearing houses, were:

•	Mr. Norman Cressey (who at April 5, 2005 held 6,000,512 shares, or 5.8%, based on his filings at www.sedi.ca).

The shareholdings of the individual directors are listed in Item 6A. The voting rights of the major shareholders do not differ from the voting rights of other Taseko shareholders.

Under the British Columbia Securities Act insiders (generally officers, directors, holders of 10% or more of Taseko's shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Taseko's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca). Commencing in June 2003 in British Columbia all insider reports must be filed electronically 10 days following the date of the trade. The public is able to access these reports at www.sedi.ca.

The only potential change of control affecting Taseko is the convertible debenture for $17 million issued to Boliden (see Gibraltar – Acquisition Terms). Taseko has no reason to believe Boliden has any intention of converting the debenture or exercising any control over Taseko in the foreseeable future. Boliden does not have, and has not requested, representation on Taseko’s board of directors.

B.          Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Taseko or its predecessors during the year ended September 30, 2004, except as follows:

(a)          Arrangements with Hunter Dickinson Inc.

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Taseko reimburses HDI on a full cost-recovery basis.

The Company has fifteen full time employees at the Gibraltar Mine. Other management and administrative services are provided to the Company by HDI pursuant to a geological, corporate development, administrative and management services agreement dated for reference December 31, 1996. HDI is a private company owned equally by nine publicly traded exploration and mining companies (one of which is the Company) and is managed by persons, the majority of whom are also directors of the Company. HDI is one of the largest independent mining exploration groups in North America and as of April 5, 2005, employed or retained on a substantially full-time basis, 23 geoscientists, including six with advanced degrees (two PhD’s and five M.Sc’s), eight professional geologists (PGeo), and four professional engineers (PEng); six engineers, including four mining engineers and one civil engineer, all with professional engineer designations; one professional agrologist, one biologist (MSc); 11 accountants (including six Chartered Accountants, one CMA and two CGAs) and 28 administrative and support personnel. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Brazil, Nevada, Mexico and South Africa. HDI allocates the cost of staff input into projects, such as the Gibraltar project, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm’s-length suppliers. The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI’s services are being retained by such participating company. However, a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice.

Costs for services rendered by HDI to the Company were approximately $807,000 in fiscal 2004 as compared to approximately $254,000 in fiscal 2003, an increase primarily related to the increased activity of the Company.

To facilitate the startup of the Gibraltar mine, certain directors and officers of the Company personally guaranteed certain obligations on behalf of the Company, for which they each received 45,000 shares of the Company.

Tom Milner Enterprises Inc. is a private company controlled by a director of the Company that provides consulting services to the Company. During the year ended September 30, 2004, the Company paid approximately $115,000 to this private company.

(b)          Initiatives respecting copper refining technology research

Taseko insiders have had a financial interest in two initiatives to advance the copper refining engineering for potential use with a possible recommencement of Gibraltar mine operations. By agreement dated for reference October 31, 2000 between Taseko and Gibraltar and a British Columbia limited partnership to be renamed Procorp Services Limited Partnership ("Procorp"), Procorp was to establish a specialized exploration limited partnership to provide technical, financial, management and marketing services with the objective of securing up to $60 million which would be used to fund the estimated restart costs at Gibraltar ($30 million) and approximately $30 million to fund Gibraltar’s share of construction and initial operations of a refining plant which would employ the CESL technology being reviewed by the Company together with CESL pursuant to the Memorandum of Agreement described herein. Procorp was initially established by certain of the then-directors of Taseko (excluding Messrs Milner, Kirk, Elliott and Coughlan) whose family trusts are the initial beneficial limited partners with a view that Procorp would seek additional investment via additional limited partners who would fund business expenses in furtherance of the restart and CESL costs entitling them to tax deductions for initial expenses as well as a share of profits in the event of a successful Gibraltar mine restart. Procorp received a payment of US $900,000, which was charged to operations as an administrative expense in 2002. The agreement is scheduled to expire in late 2005 with no further obligations expected to be incurred or paid thereto. These insiders also have an interest in Hunter Dickinson Group Inc. and its transactions in respect of GESL described in Items 4 and 5b.

(c)          Participation in the Gibraltar Reclamation Trust Limited Partnership ("GRT Limited Partnership")

On December 31, 2003, Taseko completed agreements whereby the GRT Limited Partnership provided funding for Gibraltar’s reclamation obligations and by doing so triggered a release of funding to Taseko from the existing deposit and GRT Limited Partnership became entitled to a royalty on production from Gibraltar. The financing agreements gave Taseko the right to repurchase the investors’ interests in the GRT Limited Partnership which Taseko completed in March 2004 by issuing approximately 7,967,942 shares valued at the then-market price of $2.79 per share. Certain directors and officers of Taseko, or companies or trusts controlled by them, received 556,227 shares as a consequence of funding participation in the GRT Limited Partnership of $1,300,000. These shares were received on the same basis as all other participants in the GRT Limited Partnership.

(d)          Guarantee Bonus

In connection with the transaction described in (c) above, five directors of Taseko gave personal guarantees to Taseko to back-stop Taseko’s guarantee to the Province of British Columbia in order to facilitate completion of the transaction; which personal guarantees aggregated $4.5 million and in respect of which Taseko agreed to issue a bonus of $450,000 in shares (being 225,000 shares with a deemed value of $2.00 each). The recipients of the shares were Messrs Thiessen, Cousens, Dickinson, Mason and Copeland, each as to 45,000 shares.

(e)          Loan Guarantee

The Company has a $2 million line of credit with a Canadian chartered bank which is guaranteed by a director of the Company. In fiscal 2002, this director was issued 606,061 shares of the Company for providing this loan guarantee. The security and the line of credit was terminated in 2005.

(f)          Farm-outs with Northern Dynasty Minerals Ltd and Rockwell Ventures Inc

By agreements dated for reference December 1, 2003, Taseko caused its subsidiary, Gibraltar to enter into two farm-in agreements which allowed Northern Dynasty Minerals Ltd. ("NDM") and Rockwell Ventures Inc. ("RCW") to farm in to Gibraltar’s exploration properties in consideration of NDM and RCW agreeing to expend a total of $850,000 on exploring the properties ($650,000 to NDM and $200,000 to RCW respectively). NDM and RCW could earn an interest in the properties proportional to prior expenditures on these mineral properties by Gibraltar. The farm-in agreements also contained a right on Taseko’s part to repurchase these earned interests by issuing shares to NDM and RCW within certain time periods. In March 2004, Taseko exercised this call right, agreeing to issue to NDM 232,975 shares of Taseko and to RCW 71,685 shares of Taseko, and thus reacquiring these interests from NDM and RCW. Taseko effectively issued these shares for consideration of $2.79 per share, based on the expenditures made by NDM and RCW on Taseko’s mineral properties. NDM and RCW each have a majority of directors in common with Taseko.

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

B.          Significant Changes

There have been no significant changes to the accompanying financial statements since September 30, 2004 which are not disclosed in those statements, other than as disclosed in the Annual Report on Form 20-F.

ITEM 9                     THE OFFER AND LISTING

A.          Offer and Listing Details

Trading Markets

Canadian markets			United States markets

	High	Low		High	Low
	(C$)	(C$)		(US$)	(US$)
Annual (by calendar year)			Annual (by calendar year)
2005 (to April 5, 2005)	1.97	1.43	2005 (to April 5, 2005)	1.68	1.19
2004	3.00	1.28	2004	2.30	0.93
2003	2.15	0.25	2003	1.67	0.19
2002	0.85	0.36	2002	0.60	0.20
2001	1.69	0.36	2001	1.16	0.24
2000	3.10	1.20	2000	2.25	0.56
1999	5.45	1.80	1999	4.00	1.00

By Quarter			By Quarter
Calendar 2005	1.97	1.43	Calendar 2005	1.68	1.19
First Quarter	1.97	1.43	First Quarter	1.68	1.19

Calendar 2004			Calendar 2004
Fourth Quarter	2.08	1.65	Fourth Quarter	1.82	1.35
Third Quarter	1.77	1.33	Third Quarter	1.48	1.01
Second Quarter	2.29	1.28	Second Quarter	1.74	0.93
First Quarter	3.00	1.81	First Quarter	2.30	1.33

Calendar 2003			Calendar 2003
Fourth Quarter	2.15	0.42	Fourth Quarter	1.67	0.31
Third Quarter	0.52	0.25	Third Quarter	0.40	0.19
Second Quarter	0.48	0.25	Second Quarter	0.31	0.19
First Quarter	0.65	0.38	First Quarter	0.44	0.25

Calendar 2002			Calendar 2002
Fourth Quarter	0.47	0.36	Fourth Quarter	0.31	0.20
Third Quarter	0.63	0.40	Third Quarter	0.44	0.26
Second Quarter	0.85	0.36	Second Quarter	0.60	0.24
First Quarter	0.60	0.36	First Quarter	0.40	0.23

Monthly			Monthly
March 2005	1.79	1.43	March 2005	1.45	1.19
February 2005	1.78	1.49	February 2005	1.45	1.19
January 2005	1.97	1.66	January 2005	1.68	1.42
December 2004	2.08	1.69	December 2004	1.82	1.39
November 2004	1.92	1.65	November 2004	1.63	1.35
October 2004	1.93	1.66	October 2004	1.61	1.37
September 2004	1.77	1.33	September 2004	1.48	1.05
August 2004	1.58	1.38	August 2004	1.22	1.04

The Company's shares are traded in Canada on the TSX Venture Exchange under the symbol TKO. In the United States, the Company's shares were traded on the OTCBB under the symbol TKOCF until October 3, 2004, after which date the Company's shares commenced trading on the American Stock Exchange under the symbol TGB.

B.          Plan of Distribution

Not applicable.

C.          Markets

The shares of Taseko have traded in Canada on the TSX Venture Exchange (successor exchange to the Canadian Venture Exchange and the Vancouver Stock Exchange) since March 10, 1969 under the symbol TKO, and since March 1992 on the National Association of Securities Dealers Automated Quotation (NASDAQ) System, "Regular Market."

On November 30, 1994, the shares of Taseko were listed on the NASDAQ National Market and from July 6, 2001 to October 3, 2004 the Company’s shares were listed in the OTCBB (symbol TKOCF).

On October 4, 2004 Taseko commenced trading on the American Stock Exchange under the symbol TGB .

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

ITEM 10                    ADDITIONAL INFORMATION

A.          Share Capital

Not required in an annual report.

B.          Memorandum and Articles of Association

Taseko’s corporate constituting documents comprising Articles of Association and Memorandum which prevailed until 2005 were registered with the British Columbia Registrar of Companies under Corporation No. 69082. A copy of these Articles of Association and Memorandum were filed as an exhibit with Taseko’s initial registration statement on Form 20-F in 1994.

In March 2004, the Company Act (British Columbia) (the "BCCA") was replaced by the Business Corporations Act (British Columbia) (the “BCA”). All companies currently incorporated under the BCCA must complete a transition application to the BCA by March 29, 2006. The directors of the Company have already filed a transition application with the Registrar of Companies and hence the Company now subsists under the BCA.

Pursuant the BCA the Company is permitted to have an unlimited number of shares as its authorized capital. The alteration of the capital of the Company required approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of a company.

At the Annual and Extraordinary General Meeting of the Company held on April 5, 2005, shareholders did not approve the special resolutions in order to alter the Notice of Articles of the Company such that the maximum number of shares that the Company was authorized to issue was eliminated and authorized the Company to issue an unlimited number of common shares without par value; hence the Company continues to have authorized capital of 100 million shares of no par value..

Under the Business Corporations Act (British Columbia) (“BCA”), every “pre-existing company’ remained subject to certain “Pre-existing Company Provisions” contained in the Company Act (British Columbia) (“BCCA”) unless such provisions are removed with the approval of the shareholders by way of special resolution. Such Pre-existing Company Provisions included the following provisions relevant to the Company:

•
The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA a special resolution may be passed with a minimum two-thirds vote; and

•	A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take advantage of the flexibility offered by the BCA, the board of directors of the Company proposed to remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions required the affirmative vote of not less than three-quarters of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy. The Company’s shareholders passed such a resolution at the April 5, 2005 meeting.

The amendments to the Articles principally reflect the provisions of the BCA which modernize British Columbia corporate legislation. The New Articles do not include a number of provisions in the Existing Articles that are now covered by the BCA to avoid the possibility of conflict or the possibility of having to comply both with the statutory provision and a corresponding but different provision in the Articles and include the use of the new terminology adopted under the BCA. For example, “members” have become “shareholders” and “register of members” has become “central securities register” under the BCA. Most of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend or are largely housekeeping matters.

Set out below is a discussion of certain changes proposed under the New Articles. These proposed changes include substantive changes and changes that are simply a result of changes under the BCA.

               Borrowing Powers

Under the existing Articles, the Company may borrow money, issue bonds, debentures and other debt obligations and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). Under the BCA, companies are now also permitted, without restriction (other than general corporate governance principles), to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles provide that the Company may guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such guarantees to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interests of the Company.

               Share Certificates

Under the existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company held. Under the BCA, a shareholder is now entitled to a share certificate representing the number of shares of the Company held or a written acknowledgement of the shareholder’s right to obtain such a share certificate. As a result, the New Articles provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

               Indemnity Provisions

Under the BCCA, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The existing Articles provided for the Company to indemnify directors, subject to the provisions of the Former Act. Under the BCA, the Company is now permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated corporation without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the BCA, the Company will be prohibited from paying an indemnity if:

1.1	the party did not act honestly and in good faith with a view to the best interests of the Company;

1.2	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

1.3	the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to require the Company to indemnify directors, officers and other persons, subject to the limits imposed under the BCA. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers and others, subject to the limits and conditions of the BCA, in order to attract the best possible individuals to act.

               Amendment of Articles and Notice of Articles re Share Capital

The new Articles provide that the general authority required to amend all provisions of the Company’s Articles and the Notice of Articles relating to the authorized share structure and the attachment of special rights and restrictions thereto, including any changes therein, is a resolution of directors. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCA, the consent of the holders of that class of shares by a special separate resolution is also required. Under the New Articles, a special separate resolution, will be required to pass such resolutions needing a majority of two-thirds rather than three-quarters of the votes cast.

               Shareholders’ Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders’ meetings, the New Articles provide that shareholders’ meetings may be held at such place as is determined by the directors.

               Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and separate individuals were required to hold those positions. In addition, the Chairman and President were required to be directors. However, under the BCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements leaving the Company free to continue or discontinue these practices. Management and the board of directors believe that by removing these restrictions the Company will have increased flexibility in meeting its corporate governance obligations.

               Disclosure of Interest of Directors

Under the BCA, the provisions relating to the disclosure of interest by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions contained in the BCCA and refer to the provisions contained in the BCA.

Objects and Purposes

Taseko’s New Articles do not specify the BCA a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors – Powers and Limitations

Taseko’s Articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The number of directors is fixed, annually, by shareholders at the annual Shareholders meeting and all directors are elected at that time - there are no staggered directorships. At the April 5, 2005 meeting nine directors were elected. Under the BCCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest. Directors’ compensation is not a matter on which they must abstain. Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Taseko’s Articles or under the BCCA.

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

Under the Articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with Taseko or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director shall declare in writing the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction if the company in which he is interested and if he should vote his vote shall not be counted but shall be counted in the quorum present at the meeting. Similarly, under the BCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors must abstain from voting in such circumstances both under the Articles and under the BCA.

Changes to Rights of Common Shareholders

Changes to the Articles of Taseko require a shareholders’ "special resolution" being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Taseko’s assets, redomiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder’s shares in cash if the required special resolution is actually passed and Taseko elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCA and not by the Articles of Taseko.

Shareholders Meetings

Shareholders meetings are governed by the Articles of Taseko but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA. The Articles provide that Taseko will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Taseko makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders, The form and content of information circulars and proxies and like matters are governed by the Securities Act and the BCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Taseko must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination. The meeting must be held within 15 months of the previous annual shareholders meeting and at least once in each calendar year..

Shares Fully Paid

All Taseko shares must, by applicable law, be issued as fully paid for cash, property or services. They are, therefore, non-assessable and not subject to further calls for payment.

Redemption

Taseko has no redeemable securities authorized or issued, although Gibraltar does. Taseko has no sinking fund or like security redemption fund.

Pre-emptive Rights

There are no pre-emptive rights applicable to Taseko which provide a right to any person to participate in offerings of Taseko’s equity or other securities

Rights to Profits and Liquidation Rights

All common shares of Taseko participate rateably in any net profit or loss of Taseko and share rateably any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Taseko’s Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares given its modest size and the industry in which it competes.. (see also "Exchange Controls").

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

Change in Control

Taseko has not implemented any shareholders’ rights or other "poison pill" protection against possible take-over. Taseko does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Taseko’s material agreements giving special rights to any person on a change in control.

Insider Share Ownership Reporting

The Articles of Taseko do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Taseko’s shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Taseko but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade and file the information at www.sedar.com.

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

Subsidiary – Gibraltar Mines Ltd.

The common shares of Gibraltar are wholly owned by Taseko and Gibraltar has constituting documents ordinary to a British Columbia corporation pursuing mining activities. Gibraltar has a class of preference shares outstanding which are owned by Continental Minerals Corporation and which were received for transferring to Gibraltar the Harmony Gold Project. These preference shares are convertible into Taseko shares in the event of a liquidation event in connection with the Harmony Gold Project.

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

(d)	Agreements with the GRT Limited Partnership described in Items 4 , 7 and 19;

(e)	Funding Agreement dated September 29, 2004 between Gibraltar Mines Ltd., Wilshire Financial Services Inc.

(f)	Call Option Agreement dated September 29, 2004 between 688888 BC Ltd. and Alberta Capital Trust Corporation

(g)	Funding Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc.

(h)	Pledge Agreement dated September 29, 2004 between Wilshire Financial Services Inc., Gibraltar Mines Ltd. and Alberta Capital Trust Corporation

(i)	Indemnification Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc.

(j)
General Partner Share Purchase Agreement between Red Mile Resources Inc. as general partner on behalf of Red Mile Resources Fund Limited Partnership, Wilshire (GP) No. 2 Corporation as general partner on behalf of Red Mile Resources No. 2 Limited Partnership, Gibraltar Mines Ltd., 688888 BC Ltd. as Optionee dated September 29, 2004;

(k)	Fee Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc.

(l)
Shortfall Agreement between Red Mile Resources Inc. as general partner on behalf of Red Mile Resources Fund Limited Partnership, Wilshire (GP) No. 2 Corporation as general partner on behalf of Red Mile Resources No. 2 Limited Partnership, Wilshire Financial Services Inc., Gibraltar Mines Ltd. and

(m)	Fee Agreement dated September 29, 2004 between Red Mile Resources Fund Limited Partnership and Taseko Mines Limited;

(n)
Shortfall Agreement dated September 29, 2004 between Red Mile Resources Inc. as general partner on behalf of Red Mile Resources Fund Limited Partnership, Wilshire (GP) No. 1 Corporation as general partner on behalf of Red Mile Resources No. 1 Limited Partnership, Wilshire Financial Services Inc. and Gibraltar Mines Ltd.;

(o)	Letter Agreement dated September 29, 2004 between Red Mile Resources Fund Limited Partnership and Taseko Mines Limited.

(p)	Joint Venture Agreement dated September 28, 2004 between Ledcor Mining Ltd. and Gibraltar Mines Ltd.

The Company also has in place copper concentrate sales agreements which are in the normal course of business.

D.          Exchange Controls

Taseko is a Province of British Columbia, Canada, corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

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

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (ie. a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Taseko’s common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Taseko was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Taseko and the value of the assets of Taseko, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Taseko. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Taseko was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Taseko and the value of the assets of Taseko, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which currently exceeds approximately C$250 million. A non-Canadian would acquire control of Taseko for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Taseko unless it could be established that, on the acquisition, Taseko was not controlled in fact by the acquiror through the ownership of the Common Shares.

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

E.          Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following, in management’s understanding summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm’s length with Taseko, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in management’s understanding, a discussion of the material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Taseko. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation – Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Taseko should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Taseko, based upon their individual circumstances.

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

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of Taseko who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or any political subdivision thereof which has elected to be treated as a corporation for United States Income Tax Purposes (under Treasury Regulation section 301.7201 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Taseko. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

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

A U.S. Holder who elects to treat Taseko as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Taseko qualifies as a PFIC on his pro rata share of Taseko’s (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Taseko’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Taseko common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Taseko.

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

ITEM 11                    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.          Transaction Risk and Currency Risk Management

Taseko’s operations do not employ financial instruments or derivatives which are market sensitive. The Company has certain sales contracts which are subject to transaction risk.

B.          Exchange Rate Sensitivity

Taseko’s revenues from the production and sale of copper and molybdenum are denominated in US dollars; however the Company's operating expenses are primarily incurred in Canadian dollars.

Its liabilities are primarily denominated in Canadian dollars.

The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company’s functional currency is the Canadian dollar and its expenses are predominantly incurred in Canadian dollars. The Company incurs a relatively small portion of its expenses in U.S. dollars.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

C.          Interest Rate Risk and Equity Price Risk

The Boliden Debenture, an obligation of the Company, is non-interest bearing.

The Company's royalty obligation amounting to approximately $67.4 million at December 31, 2004, is offset by a promissory note held by the Company.

The Company has routine vehicle loans and leases amounting to approximately $0.2 million which are subject to interest rate risk.

D.          Commodity Price Risk

The value of Taseko’s resource properties can be said to relate to the price of gold and copper and the outlook for same. Taseko does not have any hedging or other commodity based risks respecting its operations.

Gold and copper prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

The profitability of the Company's operations is highly correlated to the market price of copper, molybdenum, and gold. If metal prices decline for a prolonged period below the cost of production of the Company's Gibraltar mine, it may not be economically feasible to continue production.

ITEM 12                    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.          Debt Securities

Not applicable. (Taseko has a single outstanding debenture issued to Boliden – see Item 2)

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

ITEM 14                    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15                    CONTROLS AND PROCEDURES

As of September 30, 2004, an evaluation was carried out under the supervision of, and with the participation of the Corporation’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Act of 1934). Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

No changes were made in the Company’s internal control over financial reporting during the period covered by this annual report on Form 20-F that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting subsequent to the date of their evaluation.

ITEM 16                    AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.          Audit Committee Financial Expert

The designated Audit Committee "financial expert" is Mr. David M.S. Elliott, who is a Canadian Chartered Accountant. Mr. Elliott is "independent", as the term is defined by the American Stock Exchange which is a national securities exchange.

B.          Code of Ethics

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer, and other members of senior management. The Code of Ethics was appended as an exhibit to the 2003 annual report on Form 20-F filed in 2004.

C.          Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services:

	Year ended	Year ended
	September 30,	September 30,
Services:	2004	2003
Audit services	$ 52,000	$44,000
Audit-related services	–	–
Tax services	15,000	11,291
All other services	5,000	–
	$ 72,000	$55,291

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

As 2003 was the first year of the audit committee pre-approval process, only the audit and tax services rendered in the year ended September 2003 were pre-approved by the audit committee. All services rendered by the Company's auditors during fiscal 2004 were pre-approved by the Company's audit committee.

D.          Exemptions from Listing Standards for Audit Committees

Not applicable.

E.          Purchases Of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17                    FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)
Report of the Independent Registered Public Accounting Firm on the consolidated balance sheets as at September 30, 2004 and 2003, and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended September 30, 2004;

(2)	Consolidated balance sheets as at September 30, 2004 and 2003;

(3)	Consolidated statements of operations and deficit for each of the years in the three-year period ended September 30, 2004;

(4)	Consolidated statements of cash flows for the periods referred to in (3) above;

(5)	Notes to the consolidated financial statements;

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

The following Exhibits were filed with Taseko’s Annual Report on Form 20-F in previous years:

Type of Document	Description

1& 2	Articles of incorporation, bylaws and instruments defining rights of common shareholders have been previously filed with the 20-F filed in 1994.

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

Type of Document	Description

Code of Ethics

12.1	CEO Section 302 Certification

12.2	CFO Section 302 Certification

13.1	Section 906 Certification

3A	Joint Venture Agreement with the GRT Limited Partnership, Put/Call Agreement among the partners of GRT Limited Partnership and Taseko dated December 30, 2003

3B	Guarantee Agreement between Taseko and Province of British Columbia dated December 30, 2003

3A
Guarantee Bonus Agreement dated December 30, 2003 whereby Taseko will issue 225,000 shares to certain insiders in consideration of them back- stopping Taseko’s Guarantee Agreement with the Province of British Columbia as described in Item 7.,

3B
Farm-In Agreement with Northern Dynasty Minerals Ltd and Rockwell Ventures Inc whereby these related party companies expended $850,000 exploring Gibraltar’s mineral properties and subsequently sold the earned interests in the properties to Taseko for 304,660 Taseko shares valued at $2.79 each, as described in Item 7.

The following Exhibits are filed with this Annual Report on Form 20-F:

Type of Document	Description

99.1	Audited financial statements

12.1	Sarbanes Oxley Section 302 Certification by CEO

12.2	Sarbanes Oxley Section 302 Certification by CFO

13.1	Sarbanes Oxley Section 906 Certification by CEO and CFO

10.01	Consent of James W. Hendry, PEng

10.02	Consent of C. Stewart Wallis, PGeo

10.03	Joint Venture Agreement dated September 28, 2004 between Ledcor Mining Ltd. and Gibraltar Mines Ltd.

10.04	Royalty Agreement dated September 29, 2004 between Gibraltar Mines Ltd., Wilshire Financial Services Inc.

10.05	Call Option Agreement dated September 29, 2004 between 688888 BC Ltd. and Alberta Capital Trust Corporation

Type of Document	Description

10.06	Funding Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc.

10.07	Pledge Agreement dated September 29, 2004 between Wilshire Financial Services Inc., Gibraltar Mines Ltd. and Alberta Capital Trust Corporation

10.08	Indemnification Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc.

10.09	Letter Agreement dated September 29, 2004 between Red Mile Resources Fund Limited Partnership and Taseko Mines Limited.

10.10
General Partner Share Purchase Agreement between Red Mile Resources Inc. as general partner on behalf of Red Mile Resources Fund Limited Partnership, Wilshire (GP) No. 2 Corporation as general partner on behalf of Red Mile Resources No. 2 Limited Partnership, Gibraltar Mines Ltd., 688888 BC Ltd. as Optionee dated September 29, 2004;

10.11	Fee Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc.

10.12
Shortfall Agreement between Red Mile Resources Inc. as general partner on behalf of Red Mile Resources Fund Limited Partnership, Wilshire (GP) No. 2 Corporation as general partner on behalf of Red Mile Resources No. 2 Limited Partnership, Wilshire Financial Services Inc., Gibraltar Mines Ltd. and

10.13	Fee Agreement dated September 29, 2004 between Red Mile Resources Fund Limited Partnership and Taseko Mines Limited

10.14	Shortfall Agreement dated September 29, 2004 between Red Mile Resources Inc. as general partner on behalf of Red Mile Resources Fund Limited Partnership, Wilshire (GP) No. 1 Corporation as general partner on behalf of Red Mile Resources No. 1 Limited Partnership, Wilshire Financial Services Inc. and Gibraltar Mines Ltd.; and

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TASEKO MINES LIMITED

/s/ Jeffrey R. Mason
____________________
Jeffrey R. Mason, CA
Director, Chief Financial Officer, and Secretary

Date: March 29, 2005