Form 20-F/A
period 2004-09-30
TASEKO MINES LTD
filed 2005-06-27
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

These figures are presented in thousands of Canadian dollars, except per-share amounts and number of common shares outstanding.

	2004	2003	2002	2001	2000
CANADIAN GAAP
Total assets	$141,923	$61,235	$60,310	$32,070	$79,499
Total liabilities	141,987	36,551	39,738	35,629	33,396
Convertible debenture – liability	-	-	-	-	-
Share capital	177,123	126,088	118,531	87,897	87,897
Convertible debenture – equity	20,577	19,600	18,711	17,903	8,500
Contributed surplus	4,948	65	-	-	-
Deficit	(202,712)	(121,069)	(116,670)	(109,358)	(50,294)
Shareholders equity (deficit)	(63)	24,684	20,572	(3,558)	46,103
Working capital (deficit)	(19,839)	2,259	(4,277)	(188)	13,872
Plant and equipment (net)	35,760	9,554	10,159	10,873	11,587
Mineral property interests	3	28,813	28,813	602	44,826

Investment and other income	5,154	721	552	1,110	678

General and administrative expenses	3,416	1,769	2,686	4,106	2,122
Stock based compensation	5,172	65	-	-	-
Exploration	4,599	2,030	2,072	3,860	4,465
Refinery project	-	500	1,699	3,572	-
Restart project	14,982	-	-	-	-
Amortization of mineral properties	-	-	-	-	-
Write downs (gains) on assets	28,810	(132)	599	47,734	-
Income taxes	23,744	-	-	-	-
Taxes	23,744	-	-	-	-
Other	5,095	-	-	-	-
Income (loss) for the year	$(80,665)	$(3,511)	$(6,504)	$(58,162)	$(5,909)

Income (loss) per share	$(1.09)	$(0.09)	$(0.24)	$(2.35)	$(0.25)

Weighted average number of common shares outstanding (thousands)	75,113	46,984	30,338	25,068	23,403

There was a change in accounting policy in 2003.

		2004	2003	2002	2001	2000
US GAAP
Total assets		$132,300	$30,458	$44,178	$32,070	$58,976
Total liabilities		131,896	23,497	48,627	43,709	7,813
Convertible debenture – liability		10,755	9,777	8,888	8,080	-
Share capital		163,294	112,259	105,280	87,897	87,897
Convertible debenture – equity		9,822	9,822	9,822	9,822	8,500
Contributed surplus		5,603	720	655	109	-
Deficit		(178,314)	(115,840)	(120,206)	(109,467)	(45,234)
Shareholders equity		405	6,961	(4,449)	(11,638)	51,163
Working capital (deficit)		(23,866)	(19)	(4,277)	(188)	7,899
Plant and equipment (net)		26,980	69	10,159	10,873	9
Mineral property interests		1,437	9,800	12,681	602	41,854

Investment and other income		5,154	721	552	1,110	678

General and administrative expenses		3,688	1,989	3,494	4,755	1,409
Stock based compensation		5,172	65	546	109	-
Exploration, including reclamation accretion		5,150	2,703	2,072	3,860	4,868
Refinery project		-	500	1,699	3,572	-
Restart project		14,982	-	-	-	-
Amortization of mineral properties		-	2,881	2,881	-	-
Write downs (gains) on assets		9,797	(132)	599	47,734	-
Taxes		23,744	-	-	-	-
Other		5,095	(11,651)	-	-	-
Income (loss) for the year	$	(62,474)	$4,366	$(10,739)	$(58,920)	$(5,599)

Income (loss) per share	$	(0.83)	$0.09	$(0.35)	$(2.35)	$(0.24)

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

(d)	Agreements with the GRT Limited Partnership described in Items 4 , 7 and 19;

(e)	Royalty Agreement dated September 29, 2004 between Gibraltar Mines Ltd., Wilshire Financial Services Inc.

(f)
Call Option Agreement dated September 29, 2004. among: 688888 B.C. Ltd., Red Mile Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership, and Wilshire (GP) No. 2 Corporation, in its capacity as general partner on behalf of all of the partners of Red Mile Resources No. 2 Limited Partnership.

(g)	Funding Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc.

(h)	Funding Pledge Agreement dated September 29, 2004 between Wilshire Financial Services Inc., Gibraltar Mines Ltd. and Alberta Capital Trust Corporation

(i)
Pledge, Priorities and Direction Agreement dated September 29, 2004 among Red Mile Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership, and Wilshire (GP) No. 2 Corporation, in its capacity as general partner on behalf of all of the partners of Red Mile Resources No. 2 Limited Partnership, Gibraltar Mines Ltd., 688888 B.C. Ltd., Wilshire Financial Services Inc, Alberta Capital Trust Corporation, Wilshire (GP) No. 2 Corporation, Red Mile Resources Inc., and all of the Limited Partners of Red Mile Resources Fund Limited Partnership.

(j)	Indemnification Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc.

(k)
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

The Company also has in place copper concentrate sales agreements and an operating joint venture agreement which are in the normal course of business.

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

ITEM 18                    FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

ITEM 19                    EXHIBITS

Key to the following document types:

1.	Articles of Incorporation and Registered Incorporation Memorandum of the Company.

2.	Other Instruments defining the rights of the holders of equity or debt securities. (N/A)

3.	Voting trust agreements. (N/A)

4.	a.
Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

	b.	(i)
Agreements to which Directors, Officers, promoters voting trustees or security holders or their affiliates named in the Registration Statement are parties other than contracts involving only the purchase or sale of current assets having a determinable market price;

		(ii)	contracts on which the Company business is substantially dependent;

		(iii)	contracts for the acquisition or sale of property exceeding 15% of the Company’s fixed assets; and

		(iv)	material leases. (N/A)

	c.	Management contracts and compensation plans.

5.9	Not applicable.

10.	Other

The following Exhibits were filed with Taseko’s Annual Report on Form 20-F in previous years:

Type of Document	Description

1& 2	Articles of incorporation, bylaws and instruments defining rights of common shareholders have been previously filed with the 20-F filed in 1994.

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

The following Exhibits are filed with this Annual Report on Form 20-F:

Type of Document	Description

99.1	Audited financial statements

12.1	Sarbanes Oxley Section 302 Certification by CEO

12.2	Sarbanes Oxley Section 302 Certification by CFO

13.1	Sarbanes Oxley Section 906 Certification by CEO and CFO

10.01	Consent of James W. Hendry, PEng

10.02	Consent of C. Stewart Wallis, PGeo

10.03	Royalty Agreement dated September 29, 2004 between Gibraltar Mines Ltd., Wilshire Financial Services Inc.

10.04
Call Option Agreement dated September 29, 2004. among: 688888 B.C. Ltd., Red Mile Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership, and Wilshire (GP) No. 2 Corporation, in its capacity as general partner on behalf of all of the partners of Red Mile Resources No. 2 Limited Partnership

10.05	Funding Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc.

Type of Document	Description

10.06	Funding Pledge Agreement dated September 29, 2004 between Wilshire Financial Services Inc., Gibraltar Mines Ltd. and Alberta Capital Trust Corporation

10.07	Indemnification Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc.

10.08
Pledge, Priorities and Direction Agreement dated September 29, 2004 among Red Mile Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership, and Wilshire (GP) No. 2 Corporation, in its capacity as general partner on behalf of all of the partners of Red Mile Resources No. 2 Limited Partnership, Gibraltar Mines Ltd., 688888 B.C. Ltd., Wilshire Financial Services Inc, Alberta Capital Trust Corporation, Wilshire (GP) No. 2 Corporation, Red Mile Resources Inc., and all of the Limited Partners of Red Mile Resources Fund Limited Partnership.

10.09
General Partner Share Purchase Agreement between Red Mile Resources Inc. as general partner on behalf of Red Mile Resources Fund Limited Partnership, Wilshire (GP) No. 2 Corporation as general partner on behalf of Red Mile Resources No. 2 Limited Partnership, Gibraltar Mines Ltd., 688888 BC Ltd. as Optionee dated September 29, 2004;

10.10	Fee Agreement dated September 29, 2004 between Red Mile Resources Fund Limited Partnership and Taseko Mines Limited;

10.11
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

Date: April 5, 2005