Form 20-F
period 2005-09-30
TASEKO MINES LTD
filed 2006-04-18
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[           ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2005

OR

[           ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[           ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number 0-19476

TASEKO MINES LIMITED
(Exact name of Registrant specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
Common Shares without Par Value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of the only class of the capital stock of Taseko Mines Limited as on September 30, 2005.

103,457,316 Common Shares without Par Value

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [ x ] NO [           ]

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [ x ] Item 18 [           ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES [           ] NO [ x ]

- ii -

T A B L E   O F   C O N T E N T S

GENERAL

In this Annual Report on Form 20-F, all references to "Taseko" and the "Company" refer to Taseko Mines Limited and its consolidated subsidiaries.

The Company uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 - "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of March 30, 2006 and all information included in this document should only be considered correct as of such date.

References to this "Annual Report" mean references to this Annual Report on Form 20-F for the year ended September 30, 2005.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of different places in this Annual Report and can be identified by words such as "anticipates", "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D "Risk Factors", Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk", are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for the Company's future operations, plans and timing for its exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical facts. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. The Company's actual results may differ materially from those in the forward-looking statements due to risks facing the Company or due to actual facts differing from the assumptions underlying the Company's predictions. Some of these risks and assumptions include:

  general economic and business conditions, including changes in interest rates;

  prices of natural resources, costs associated with mineral exploration and other economic conditions;

  natural phenomena;

  actions by government authorities, including changes in government regulation;

  uncertainties associated with legal proceedings;

  changes in the resources market;

  future decisions by management in response to changing conditions;

  the Company's ability to execute prospective business plans; and misjudgements in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf. You should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with the Securities and Exchange Commission.

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

Induced polarization ("IP") survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro-conductivity; IP detects both chargeable, pyrite-bearing rock and non-conductive rock that has high content of quartz. IP is one of the best tools for detecting the presence of porphyry deposits, like those at Gibraltar and Prosperity properties.

mineral reserve

Securities and Exchange Commission Industry Guide 7 Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the Securities and Exchange Commission defines a 'reserve' as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

mineral resource

Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") defines a "Mineral Resource" as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Industry Guide 7 – "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" of the Securities and Exchange Commission does not define or recognize resources. As used in this Form 20-F, "resources" are as defined in NI 43-101.

Mineral symbols	Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – molybdenum.

Porphyry deposit	A type of mineral deposit in which mainly metal-bearing sulphide, and sometimes metal-bearing oxide, minerals are widely disseminated. Porphyry deposits are generally of low grade but large tonnage.

Solvent extraction – electrowinning ("SX-EW")

A metal extraction technique in which a copper oxide is dissolved into solution, then an electric current is induced through the solution between a pair of electrodes (anode & cathode), and metal is deposited on the cathode. Since this ion deposition is selective, the cathode product is generally high grade and requires little further treatment before it is used in manufacturing processes.

Conversion of metric units (used in Canada) into imperial (US) equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tons	1.102	= short tons (2,000 lbs)
grams/ton	0.029	= troy ounces per short ton

PART 1

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

The following constitutes selected financial data for Taseko for the last five fiscal years ended September 30, 2005 based on Taseko’s financial statements presented in accordance with Canadian generally accepted accounting principles ("CDN GAAP") and reconciled to United States generally accepted accounting principles ("US GAAP").

The selected financial data at September 30, 2005 and 2004 and for the years ended September 30, 2005, 2004 and 2003 has been derived from Taseko’s consolidated financial statements included in this Annual Report. Taseko’s consolidated financial statements have been audited by KMPG LLP, an independent registered public accounting firm. Summary financial data at September 30, 2003, 2002 and 2001 and for the years ended September 30, 2002 and 2001 has been derived from our consolidated financial statements that are not included in this Annual Report. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto.

These figures are presented in thousands of Canadian dollars, except per-share amounts and number of common shares outstanding.

CANADIAN GAAP	2005	2004	2003	2002	2001
		(restated)	(restated)	(restated)	(restated)
BALANCE SHEET
Total assets	$190,997	$130,866	$49,471	$47,873	$18,804
Total liabilities	150,057	125,027	18,161	20,048	14,755
Share capital	160,829	150,481	99,446	91,889	61,255
Tracking preferred shares	26,642	26,642	26,642	26,642	26,642
Convertible debenture – equity	21,653	20,577	19,599	18,710	17,902
Contributed surplus	5,335	4,948	65	–	–
Deficit	(173,519)	(196,809)	(114,442)	(109,416)	(101,751)
Shareholders equity (deficit)	40,940	5,839	31,310	27,825	(4,048)
Working capital (deficit)	6,357	(22,291)	(19)	(6,559)	(2,588)
Plant and equipment (net)	9,914	26,980	69	4	6
Mineral property interests	3	3	28,813	28,813	602

STATEMENT OF OPERATIONS
Revenue	87,638	–	–	–	–
Cost of sales	57,800	–	–	–	–
Treatment and transportation costs	13,549	–	–	–	–
Amortization	2,657	17	43	2	3

Interest and other income	10,549	5,154	721	552	1,110

Accretion of reclamation obligation	1,574	1,431	1,300	1,183	1,075
Exploration	506	4,598	2,025	1,955	3,797
Foreign exchange	34	–	–	–	–
Loss (gain) on sale of equipment	2,161	–	(132)	–	–
General and administrative expenses	2,412	2,693	1,058	1,972	3,391
Interest expense	3,175	–	–	–	–
Premium paid for acquisition of Gibraltar
Reclamation Trust Ltd. Partnership	–	5,095	–	–	–
Refinery project	–	–	500	1,699	3,572
Restart project	6,347	14,982	–	–	–
Stock based compensation	1,129	5,172	65	–	–
Write downs of mineral property
acquisition costs	–	28,810	–	599	41,252
Current income taxes expense (recovery)	(4,099)	23,744	–	–	–
Future income taxes expense (recovery)	(13,423)	–	–	–	–
Income (loss) for the year	$24,365	$(81,389)	$(4,138)	$(6,858)	$(51,980)

Income (loss) per common share - basic	$0.24	$(1.09)	$(0.09)	$(0.23)	$(2.07)
Income (loss) per common share - diluted	$0.22	$(1.09)	$(0.09)	$(0.23)	$(2.07)

Weighted average number of common shares
outstanding (thousands) - basic	100,022	75,113	46,984	30,338	25,068
Weighted average number of common shares
outstanding (thousands) - diluted	110,733	75,113	46,984	30,338	25,068

Effective October 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, "Asset Retirement Obligations". The standard requires the recognition of any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. This standard has been adopted retroactively with a restatement of all prior periods presented.

US GAAP	2005	2004	2003	2002	2001

BALANCE SHEET
Total assets	$196,316	$132,300	$33,108	$33,066	$18,804
Total liabilities	167,057	138,141	35,556	37,048	31,755
Convertible debenture – liability	17,000	17,000	17,000	17,000	17,000
Share capital	160,251	149,903	98,868	91,889	87,897
Tracking preferred shares	13,391	13,391	13,391	13,391	–
Contributed surplus	5,989	5,604	720	655	109
Deficit	(150,372)	(174,737)	(115,428)	(109,917)	(100,957)
Shareholders equity (deficit)	29,259	(5,841)	(2,449)	(3,982)	(12,951)
Working capital (deficit)	6,357	(23,866)	(19)	(6,559)	(2,588)
Plant and equipment (net)	15,234	28,412	3	4	6
Mineral property interests	3	3	12,515	14,006	602

STATEMENT OF OPERATIONS
Revenue	87,638	–	–	–	–
Cost of sales	57,800	–	–	–	–
Treatment and transportation costs	13,549	–	–	–	–
Amortization	2,657	17	43	2	3

Interest and other income	10,549	5,154	721	552	1,110

Accretion of reclamation obligation	1,574	1,431	1,300	1,183	1,075
Exploration	506	4,202	1,842	1,955	3,797
Loss (gain) on sale of equipment	2,161	–	(132)	(1)	–
General and administrative expenses	2,446	2,693	1,058	1,972	3,391
Interest expense	3,175	–	–	–	–
Premium paid for acquisition of Gibraltar
Reclamation Trust Ltd. Partnership	–	5,095	–	–	–
Refinery project	–	–	500	1,699	3,572
Restart project	6,347	14,982	–	–	–
Stock based compensation	1,129	5,172	65	546	109
Write downs of mineral property
acquisition costs	–	11,964	1,117	1,756	40,889
Current income taxes expense (recovery)	(4,099)	23,744	–	–	–
Future income taxes expense (recovery)	(13,423)	–	–	–	–
Other	–	–	(11,651)	–	–
Income (loss) for the year	$24,365	$(64,146)	$6,580	$(8,560)	$(51,726)

Income (loss) per common share - basic	$0.23	$(1.08)	$0.14	$(0.28)	$(2.06)
Income (loss) per common share - diluted	$0.21	$(1.08)	$0.14	$(0.28)	$(2.06)

Weighted average number of common shares
outstanding (thousands) - basic	100,022	75,113	46,984	30,338	25,068
Weighted average number of common shares
outstanding (thousands) - diluted	110,733	75,113	46,984	30,338	25,068

Effective October 1, 2004, the Company adopted the new Canadian accounting standard for asset retirement obligations, which is substantively the same as the US accounting standard included elsewhere herein, that was adopted prospectively in fiscal 2003 on a cumulative effect basis. There was no restatement made of prior year financial statements. On adoption of the Canadian standard, the amount of the adjustment to site closure and reclamation was measured retroactively and recognized on October 1, 2004. See note 15(a) to the consolidated financial statements included elsewhere herein.

Exchange Rates

On March 30, 2006, the Federal Reserve noon rate for Canadian Dollars was US$1.00:C$ 1.1627. The following table sets out the exchange rates, based on the rates posted on the Bank of Canada website (www.bankofcanada.ca).

	For year ended September 30
	2005	2004	2003	2002	2001
End of the period	1.1627	1.2616	1.350	1.586	1.593
Average for the period	1.2233	1.3251	1.465	1.573	1.549
High for the period	1.2725	1.4003	1.594	1.613	1.596
Low for the period	1.1611	1.2592	1.334	1.511	1.499

Monthly Low and High Exchange Rates

Month	Low	High
March 2006	1.1322	1.1724
February 2006	1.1402	1.1548
January 2006	1.1439	1.1726
December 2005	1.1507	1.1734
November 2005	1.1657	1.1961
October 2005	1.1659	1.1887
September 2005	1.1611	1.1882

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

An investment in Taseko’s common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that Taseko files with the Securities and Exchange Commission and with Canadian securities regulators before investing in its common shares. The risks described below are not the only ones faced. Additional risks that Taseko is aware of or that Taseko currently believes are immaterial may become important factors that affect Taseko’s business and financial condition. If any of the following risks occur, or if others occur, Taseko’s business, operating results and financial condition could be seriously harmed.

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

Production Estimates From time to time, the Company prepares estimates of future production for the Gibraltar mine. The Company cannot give any assurance that it will achieve these production estimates. The failure of the Company to achieve its production estimates could have a material adverse effect on its future cash flows, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve calculations and estimates, the validity and accuracy of assumptions used relating to ore grades and recovery rates, ground conditions and physical characteristics of ore, including (but not limited to) rock hardness and the presence or absence of specific metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. The Company's actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; uncontrollable natural phenomena; unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, necessary chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause the Company to cease production. The Company does not have the benefit of recent actual experience in verifying its estimates, and there is a great likelihood that actual production results will vary from its estimates. It is not unusual in startup mining operations to experience unexpected circumstances during the startup phases. Depending on the price of copper, the Company may determine that it is impractical to continue commercial production at the Gibraltar mine.

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

Metal prices. The mining industry in general is highly competitive and there is no assurance that, even after commercial quantities of mineral resources are developed and full production achieved, a profitable market will exist for the sale of same. Factors beyond the control of the Company affect the marketability of any metals produced. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of the Gibraltar mine or any of the Company's other projects cannot accurately be predicted. Metal prices are volatile and have, in the recent past and for extended periods, been well below the level needed for the Gibraltar mine to operate at a profit.

Additional Funding Requirements. Taseko will need metal sales from its Gibraltar mine in excess of costs and/or new equity capital or other funding annually in order to fund minimum operations, and exploration and development activities on its other properties. Failing that, it may cease to be economically viable.

Taseko’s Prosperity and Harmony Properties Contain No Known Reserves of Ore. Although there are known bodies of mineralization on Prosperity and Harmony Properties (see Item 4D), there are currently no known reserves or body of commercially viable ore and the Prosperity and Harmony Properties must be considered as exploration prospects only. Extensive additional exploration work is required before Taseko can ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Taseko makes on these properties do not result in discoveries of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Taseko stock resale negatively impacted.

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

Labour Negotiations. A significant portion of the Company's employees are unionized. In the event that, from time to time, labor agreements are not concluded with these employees labor actions could occur, including strikes and/or lockouts. Consequently this could cause disruptions in operations.

Taseko Has a Limited History of Earnings Taseko has a history of many years of losses. For the first time Taseko had earnings, in 2005. Taseko may never be profitable again. Taseko has paid no dividends on its shares since incorporation and does not anticipate paying dividends in the foreseeable future. A failure to continue to achieve profitability may negatively impact on Taseko’s share value.

Significant Potential Equity Dilution and End of Lock-ups. At March 30, 2006, Taseko had 111,518,327 common shares and 7,942,700 share purchase options and 10,809,482 warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Taseko’s shares. At March 30, 2006, dilutive securities represented approximately 16.8% of Taseko’s currently issued shares. Certain of these dilutive securities are exercisable at prices below current market price and, accordingly, will result in dilution to existing shareholders if exercised.

Further, there is a risk of dilution to existing shareholders as a result of the potential conversion of (a) the Boliden convertible debentures, and (b) the Gibraltar tracking preferred shares.

Exploration is a Risky Business. The exploration for mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines. Factors beyond Taseko’s control will affect the marketability of any substances discovered. Metal prices have fluctuated widely in recent years. Even if exploration at Prosperity and Harmony is successful (and a mine deemed warranted), mining requires huge capital investment, long capital recovery periods and it is difficult to suspend operations pending a recovery of prices.

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

Volatility of Taseko’s Shares Could Cause Investor Loss. The market price of a publicly traded stock, especially a resource issuer like Taseko, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX and AMEX suggests Taseko’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Taseko’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Taseko shares.

Valid Title to Mining Claims and Leases. Taseko holds the title to the mining claims and leases of its Gibraltar mine, Prosperity Copper-Gold Property and Harmony Gold Property. Taseko’s ownership of these mining claims should not be construed as a guarantee that title to such interests will not be challenged or impugned. The mining claims may be subject to prior unregistered agreements or transfers or native land claims, and title may also be affected by undetected defects. If Taseko does not have valid title to its mining claims and leases, then it may lose the rights to continue mining, exploration and development of these properties.

Risk of Losing the Services of Senior Management Executives. Taseko relies on the services of Russell Hallbauer, who is the President and Chief Executive Officer of the Company and other members of its management team to carry out its plan of operations for the Gibraltar mine and its other mineral property interests. Taseko’s success is dependent upon the performance of key personnel working in management, supervisory and administrative capacities, or as consultants. The loss of the services of senior management or key personnel may result in Taseko being required to identify and engage qualified management personnel who are capable of managing Taseko’s business activities. Mr. Hallbauer and other members of Taseko’s management team are seconded from Hunter Dickinson Inc., a related party by virtue of common directors, and do not have a direct employment contract with Taseko. If Taseko was to lose the services of Mr. Hallbauer or other members of its management team, Taseko’s plan of operations for the Gibraltar mine or its mineral property interests may be affected and its operating expenses may be increased.

Risk of Losing the Services of Ledcor. Taseko relies on the services provided by Ledcor CMI Ltd. (“Ledcor”) under an Operating Agreement to operate the Gibraltar mine. Ledcor, as Operator, has primary responsibility for carrying out mining and milling activities as well as recruitment of personnel and maintenance of the equipment and facilities. Taseko’s success depends to a significant extent on the performance and continued service of Ledcor in operating the Gibraltar mine. If Taseko lost the services of Ledcor, Taseko would not be able to operate the Gibraltar mine and generate revenues until another Operator could be engaged.

Taseko’s Directors, Most Officers and Staff are only Part-Time. Most of Taseko’s directors and officers serve as officers and or directors of other resource exploration companies and, as such, are engaged in and will continue to be engaged in the search for additional resource opportunities on behalf of such other companies. In particular, the success of Taseko and its ability to continue to carry on operations is dependent partly upon its ability to retain the services of its senior technical and management personnel. (See Item 7(B)(a))

Management May Be Subject To Conflicts of Interest Due to Affiliation With Other Resource Companies. As most of Taseko’s directors and officers serve as officers and or directors of other resource exploration companies which are themselves engaged in the search for additional opportunities, situations may arise where these directors and officers are presented with or identify resource exploration opportunities and may be or perceived to be in competition with Taseko for exploration opportunities. Such potential conflicts, if any arise, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. Taseko’s directors and officers expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate. In addition, many of Taseko’s officers and directors have a financial interest in other resource issuers to which they serve as management and hence may never be financially disinterested in the outcomes of these potential conflict of interest situations. This situation may require that shareholders favorably consider ratification of directors’ decisions where financial conflicts arise resulting in uncertainty with respect to completion of such matters.

Unsuccessful Resolution of Arbitration with Glencore. Taseko is currently in dispute with Glencore Ltd. (“Glencore”), the sole purchaser of copper concentrates produced by the Gibraltar mine pursuant to the terms of a written contract (“Contract”), concerning the interpretation of the Contract. To December 31, 2005, Glencore has withheld approximately US$3.3 million from invoices rendered by Gibraltar and is claiming repayment of a further US$0.5 million, on the basis of its interpretation of the Contract. Glencore asserts that the Contract provides that the price to be paid for the concentrates should be reduced by a deduction referred to as "price participation". Gibraltar asserts that the Contract does not provide for any such deduction. The dispute is set for arbitration in June 2006. While Taseko believes in the merits of its position and case, there can be no certainty of the ultimate outcome of the arbitration. An unsuccessful resolution of the arbitration may result in Taseko foregoing the amounts currently withheld by Glencore and further future “price participation” deductions.

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

The Company has accrued for the expected costs to comply with these environmental laws and regulations relating to the Company's obligation to reclaim areas disturbed by its mining activities. The Company has estimated these liabilities at $49.4 million as at September 30, 2005 on an undiscounted basis. However, the ultimate amount of such reclamation costs may in the future exceed these estimates due to influences beyond the Company's control, including, but not limited to, changing legislation or unidentified rehabilitation costs. The closure of mining operations, without sufficient working capital to discharge rehabilitation liabilities as they come due, or unacceptable damage to the environment, including pollution or environmental degradation, may expose the Company to litigation and significant liabilities.

Exchange Rate Risk. The Company is subject to currency exchange rate risk. The prices of copper and molybdenum oxide are denominated in United States dollars and, accordingly, the Company’s revenues will be received in United States dollars. The Company’s expenses are almost entirely paid for in Canadian dollars, which has recently shown strength against the United States dollar. The further strengthening in the Canadian dollar, if it continues, will negatively impact the profitability of the Company’s mining operations.

ITEM 4 INFORMATION ON THE COMPANY

A. History and Development of the Company

Incorporation

Taseko Mines Limited (“Taseko” or the “Company”) was incorporated on April 15, 1966, pursuant to the Company Act (British Columbia) (the "BCCA"). The BCCA was replaced by the Business Corporations Act (British Columbia) (the "BCA") in March 2004. As a result, the Company is now governed by the BCA.

Offices

The head office of Taseko is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6. The telephone number for Taseko’s head office is (604) 684-6365 and its facsimile number is (604) 684-8092. Taseko also has a field office at its Gibraltar mine site in McLeese Lake near Williams Lake, BC.

Corporate Organization

Taseko is based in Vancouver, British Columbia and its mining operations and two principal exploration stage properties are all located in British Columbia.

Taseko operates directly and also through one principal subsidiary, Gibraltar Mines Ltd. ("Gibraltar") Taseko itself owns the Prosperity Project, and Gibraltar owns the Gibraltar Mine and the Harmony Gold Project. All three companies are British Columbia companies and all operations of the three companies are in British Columbia.

Development

The principal business events in Taseko’s 36 year history are (in chronological order):

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

Acquisition of the Gibraltar Mine

On July 21, 1999, Taseko’s subsidiary, Gibraltar Mines Ltd., purchased the Gibraltar mine from Boliden Westmin (Canada) Limited (“Boliden”) and certain of its affiliates, including all mineral interests, mining and processing equipment and facilities, and assumed responsibility for ongoing reclamation. Pursuant to the terms of the acquisition, Gibraltar acquired mining equipment, parts and supplies inventories valued at

$19 million, an existing British Columbia Government environmental deposit of $8 million, and mineral interests valued at $3.3 million and received $20.1 million in cash over 18 months from closing, of which $17 million was received pursuant to a 10-year non-interest bearing convertible debenture issued to Boliden. Gibraltar assumed the estimated reclamation liability pertaining to the Gibraltar mine of $32.7 million and Taseko guaranteed Gibraltar’s obligations to Boliden. The principal sum advanced under the debenture is convertible into Taseko common shares in the first year at Cdn$3.14 per Taseko share. The conversion price escalates Cdn$0.25 per Taseko common share each year over the 10-year term of the debenture on each July 19th anniversary of closing. The conversion price at September 30, 2005 was Cdn$4.64 per Taseko share. The debenture is due on July 19, 2009. After five years, the debenture can be converted at Taseko’s option at then-prevailing market prices for Taseko shares or paid out in cash at Taseko’s election. Taseko retains certain rights of first refusal respecting any proposed sale of shares acquired by Boliden under the debenture. If Boliden elects to exercise its option to convert the debenture into Taseko common shares at Cdn$4.64 per share, Taseko would be required to issue 3,663,793 common shares. As of March 30, 2006, Boliden has not elected to convert the debenture. If Taseko elected to exercise its option and convert the debenture into common shares, Taseko would be required to issue 6,343,284 common shares at a prevailing market price of Cdn$2.68 per share.

Harmony Gold Project

Gibraltar acquired the Harmony Gold Project in October 2001 through a transaction with Misty Mountain Gold Ltd. (now known as Continental Minerals Corporation) for consideration of $2.23 million in cash and the issuance of preferred shares in Taseko’s wholly-owned subsidiary Gibraltar Mines Ltd. and which preferred shares are exchangeable for Taseko shares in certain events at prices for the Taseko shares similar to the consideration price of the Boliden Debenture (see "Gibraltar Mine – Acquisition Term"). The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be redeemed for common shares of Taseko upon a realization event, such as a sale of the Harmony Gold Property to a third party or commercial production at the Harmony Gold Property, or at the option of Gibraltar, if a realization event has not occurred within ten years.

The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year ($4.14 at September 30, 2005). If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the then average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement. In the event that a realization event occurs between March 30, 2006 and October 16, 2006 the conversion price would be $4.39 per share. The tracking preferred shares would be redeemed for 6,068,781 common shares of Taseko.

Management does not believe there has been a fundamental change in the nature of the Harmony Gold Property; however, during the 2004 fiscal year, the Harmony Gold Property was written down to a nominal value of $1,000. Accounting rules require that the Company must write down its investment in a property if it has not conducted significant exploration or development on the property in the last several years, unless there is persuasive evidence to the contrary.

Assessments will be undertaken over time as metal prices indicate new opportunities for the Harmony project.

Capital Expenditures and Divestitures

For a discussion of Taseko’s capital expenditures see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 4(d) Property, Plant and Equipment.”

B. Business Overview

Taseko’s Business Strategy and Principal Activities

The principal projects of Taseko are as follows:

The Gibraltar Mine

Taseko’s subsidiary, Gibraltar Mines Ltd., owns the Gibraltar open pit mine in south central British Columbia near the town of Williams Lake. The mine is operated by Gibraltar’s partner Ledcor. The Gibraltar Mine is an open pit copper mine operation that utilizes drilling, blasting, cable shovel loading, and truck hauling to excavate the ore. A mill operation then crushes, grinds and processes mineralized material through froth flotation to create a concentrate. The concentrate contains approximately 30% copper and just under 1% of molybdenum. The Gibraltar Mine currently operates under a 14 year mine plan and produces and sells copper and molybdenum concentrates. The Gibraltar Mine began restart in 2004 and was brought back into production in 2005 after significant investments in mining equipment and the formation of a venture with Ledcor, a construction excavation firm which has provided financial guarantees and also staffs and operates the mine under the direction of a management committee. With only three fiscal quarters of operation by the fiscal year-end, the profitability of Gibraltar Mine is not yet completely predictable; however it has achieved positive cash flow. During the year ended September 30, 2005, Gibraltar mined 39.9 million tons of ore and waste material (at a 2.3:1 stripping ratio), and milled approximately 11.5 million tonnes at a grade of 0.314% copper and 0.017% molybdenum. With copper recoveries of 76% and molybdenum recovery of 23%, the Gibraltar Mine produced 54.8 million pounds of copper in concentrate and 427,059 pounds of molybdenum in concentrate, generating revenues of $71.9 million from copper concentrate sales and $15.7 million from molybdenum (at average sales prices of US$1.151 for copper and US$34.00 for molybdenum) in fiscal 2005. Cash operating costs were in the range of US$1.15 per pound of copper.

Taseko (through its wholly owned operating subsidiary Gibraltar Mines Ltd., (“Gibraltar”)) has an 85% interest in any residual profits of the operations (i.e. profits after payment of usage fees to the participants for contributed assets and services) and Ledcor has a 15% interest in any residual profits. Ledcor is the operator of the mine and has provided, through an affiliate company, the use of certain leased mining equipment, including a large electric shovel and five mine haul trucks. The mill and other mine assets, including mineral titles, belong to Gibraltar. The venture pays usage fees to each of Gibraltar and Ledcor for use of their respectively contributed assets as well as for services they respectively contribute to the joint venture. Taseko is responsible for concentrate sales, off-site activities and certain aspects of administration, and Ledcor has primary responsibility for carrying out all mining and milling activities, as well as recruitment of personnel and maintenance of the equipment and facilities. Pursuant to the agreement, Taseko is required to maintain a bank account with a balance of at least $5 million in a product revenue account, for the purposes of providing a working capital reserve for operations and general administrative costs. Taseko granted a general security agreement in favour of Ledcor in the amount of $5.8 million and a second charge on certain mining equipment with an appraised fair value of at least $5.8 million. Under certain circumstances, a fee of up to $7 million (reducing by $250,000 per month, commencing October 2005) is payable upon the termination of the agreement prior to February 1, 2008.

Royalty Sale Agreement

In September 2004, the Company entered into agreements with an arms-length investment partnership, the Red Mile Resources No. 2 Limited Partnership (“Red Mile”). Gibraltar sold to Red Mile a royalty over Gibraltar production for $67.357 million, which was received on September 29, 2004 but immediately loaned to a trust company as the Company had pledged the promissory note to secure its obligations under the royalty agreements.

Pursuant to the royalty sale and cash pledge agreements, the Company received a net amount of $10.5 million in fees and interest for services performed in relation to the Red Mile transaction, of which $5.25 million was received on each of September 2004 and in December 2004. The amount of $5.25 million received in September 2004 included $1.75 million for indemnifying an affiliate of Red Mile from any claims relating to a breach by Gibraltar Mines Ltd. under the royalty agreement. The funds received in respect of the indemnification are presented as deferred revenue in the Company’s financial statements, and are being recognized over the expected remaining (approximately 10 year) life of the royalty agreement.

Under the Royalty Agreement, annual royalties will be payable by Gibraltar at rates ranging from $0.01 per pound to $0.14 per pound of copper produced during the period from the commencement of commercial production (as defined in the agreement) to the later of December 2014 and 5 years after the end of commercial production from the mine. Gibraltar is entitled to have released to it funds held under the promissory note to fund its royalty obligations to the extent of its royalty payments.

The Company has a pre-emptive option to effectively purchase ("call") the royalty interest by acquiring the Red Mile partnership units at a future date in consideration of a payment which is (i) approximately equal to the funds received by the Company less royalty payments to date, or (ii) fair value, whichever is lower. Under certain circumstances, the investors in Red Mile also have a right to sell ("put") their Red Mile partnership units to the Company at fair value; however such right is subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

The Company also granted to Red Mile a net profits interest (“NPI”), which survives any “put” or “call” of the Red Mile units. For the years 2011 to 2014, the NPI is 2% if the price of copper averages US$2.50 to US$2.74 per pound, 3% if the price of copper averages US$2.75 to US$2.99 per pound and 4% if the price of copper averages US$3.00 per pound or greater for any year during that period. The US-dollar pricing amounts specified above are based upon an exchange rate of US$0.75 for C$1.00, and shall be adjusted from time to time by any variation of such exchange rates. No NPI is payable until the Company reaches a break-even point between aggregate revenues and aggregate operating costs and expenditures after the commencement of commercial production. See also discussion of 2004 Results below for further information on the accounting treatment of the Royalty Sale.

Undeveloped Gold/Copper Projects – “Prosperity” and “Harmony” Projects

Taseko owns 100% of two undeveloped projects in British Columbia. The Prosperity Project, located in south central British Columbia, which hosts a large copper-gold porphyry deposit. Taseko expended approximately $41.5 million from 1991 to 2000 on the Prosperity Project, excluding $28.7 million in acquisition costs, but wrote-down the value of this project to $1,000 during the subsequent periods of low metal prices. The Harmony Property, located in the Queen Charlotte Islands (also known as Haida-Gwaii), hosts a large gold deposit. Gibraltar recorded acquisition costs in connection with the Harmony Property in the $29 million range but also wrote the property down to the nominal value of $1,000 in 2004. The Company has recently announced that it has re-initiated work on the Prosperity Project.

Gibraltar - Ledcor Agreement

Under the terms of the Gibraltar – Ledcor Agreement (“Ledcor Agreement”), Ledcor will be the operator of the Gibraltar Mine for a term of 40 months Effective October 1, 2004. The Ledcor Agreement will be managed by a Management Committee consisting of five members, to direct and control overall policies, objectives, procedures, methods and actions under the Ledcor Agreement. The Management Committee consists of two members appointed by Gibraltar and two members appointed by Ledcor, together with an independent Chairperson.

The Ledcor Agreement shall terminate on expiry of the 40 month term, unless earlier terminated by written agreement of the parties. If Gibraltar terminates Ledcor prior to the expiration of the initial 40 month term, a termination fee of $7 million shall be payable within ten days of the date of the termination of the joint venture. The termination fee will be reduced pro-rata after the first twelve months from the effective date by $250,000 per month until it is reduced to a zero value.

Hunter Dickinson Management Contract

Hunter Dickinson Inc. ("HDI") provides management services to Taseko, pursuant to a geological and administrative services agreement dated for reference December 31, 1996. HDI is one of the larger independent mining exploration groups in North America, providing management services to nine public mineral resource issuers. As of March 30, 2006, HDI employed or retained approximately 102 staff or service providers, substantially on a full-time basis. Of these, approximately:

  40% are professional technical staff (a large majority of whom have accreditation as a professional engineer or professional geoscientist);

  15% are professional accountants (the majority of whom have professional designations); and

  45% are administrative, office or field support personnel.

HDI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario and Quebec) and internationally in Brazil, Chile, the United States (Nevada and Alaska), Mexico, China and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm's length suppliers. The shares of HDI are owned equally by each of the participating corporations (including Taseko) as long as HDI services are being provided; however such participant surrenders its single share at the time of termination of the related services agreement, which can be cancelled on 30 days notice by either party.

(See Item 19 Exhibits). Several of the directors of HDI are also directors of Taseko and they also serve as a majority of the directors of the other mineral resource issuers that have similar arrangements with HDI.

C. Organizational Structure

Taseko operates directly and also through one principal subsidiary, Gibraltar Mines Ltd. ("Gibraltar”). Taseko itself owns the Prosperity Project, and Gibraltar owns the Gibraltar Mine and the Harmony Gold Project. All of the companies are British Columbia companies and all operations are in British Columbia. Taseko’s corporate organization is summarized in the diagram below:

D. Property, Plant and Equipment

The Gibraltar Mine was acquired from Boliden Westmin (Canada) Limited in July 1999, approximately one year after commercial mining operations were suspended due to then-prevailing low copper prices. The Gibraltar Mine was acquired with mill and mining equipment and supplies valued at approximately $19 million. The purchase of the mine included an environmental deposit for $8 million (which was later increased to $18.4 million in 2001, and then decreased to $15.9 million in December 2002), and mineral property interests then valued at $3.3 million. The Gibraltar Mine has an obligation to reclaim and manage the area should it be determined that operations must permanently cease and the area be reclaimed. The estimated amount of the reclamation costs, adjusted for estimated inflation at 2.5% per year, in 2017 dollars, is $49.4 million (September 30, 2004 – $32.7 million). (See Item 4, Gibraltar Mine – Acquisition Terms and Environmental Matters.)

In accordance with the Gibraltar mine permit, the Company has pledged the mine's plant and certain equipment which, when combined with reclamation deposits (approximately $18.3 million at September 30, 2005), provide the Government of British Columbia with the required security for the estimated reclamation liability on the Gibraltar Mine of $49.4 million.

During fiscal 2004, the Company acquired a mining shovel and five haul trucks for US$18.3 million. In the first quarter of fiscal 2005, the Company sold this equipment for US$18.3 million (US$14.6 million net of a 20% down payment). The equipment was leased to Ledcor for use at the Gibraltar mine. The company has accounted for this as a sale-leaseback transaction in the financial statements.

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

Location of Operations and Properties

The Gibraltar Mine

Location, Access and Infrastructure

The Gibraltar mine area consists of 251 mineral claims, 30 mining leases, and some ancillary fee simple real estate held by Gibraltar. The mine site covers approximately 109 square km, approximately 65 km north of the City of Williams Lake in south-central British Columbia, Canada. Access to the Gibraltar mine from Williams Lake is via Highway 97 to McLeese Lake. From McLeese Lake, a paved road provides access to the Gibraltar mine site. The total road distance from the City of Williams Lake to the Gibraltar mine is 65 km.

The Canadian National Railway has rail service available to facilitate the shipping of copper concentrates through to the Pacific Ocean port of North Vancouver as well as to other points in Canada and the United States. A rail siding and storage shed for the shipment of concentrate is located 26 km from the mine site. Electricity is obtained from the British Columbia Hydro and Power Authority (“BC Hydro”). Natural gas is provided by Avista Energy and Terasen Gas (formerly BC Gas). The communities of Williams Lake and Quesnel are sufficiently close to the site to supply goods, services, and personnel to the Gibraltar mine.

The Gibraltar mine mineral claims cover an area of gentle topography; local topographic relief is in the order of 200 m. The plant site is located at an elevation of approximately 1,100 m above sea level. The project area has a moderate continental climate with cold winters and warm summers. Ambient air temperature ranges from a winter minimum of -34 degrees C to a summer maximum of 35 degrees C. Average annual precipitation at the site averages 51 cm, of which about 17 cm falls as snow. Maximum snow depth is about 1 m, most of which falls in late February.

History

The early 1960s marked the entry of the major mining companies into the Granite Mountain area and the subsequent introduction of modern exploration techniques, which ultimately led to the discovery of the mineral deposits. Of the seven Gibraltar mineral deposits that are now known, only Gibraltar West offered any exposure of surface mineralization; Pollyanna, Connector and Gibraltar East had a few minor exposures of leached limonitic capping; Granite Lake, Gibraltar West Extension and the Sawmill Zone were completely covered by overburden. In this environment, the most effective exploration tools were soon found to be Induced Polarization (“IP”) geophysics and diamond drilling. Mine production began in March 1972 and the mine operated almost continuously from 1972-1998. Total production to the end of 1998 totalled 1.86 billion pounds of copper and 19.7 million pounds of molybdenum from 336 million tons milled. Reconciliation studies on a number of open pit stages demonstrated good correlation between reserve estimates and actual production.

The Gibraltar mine has also produced cathode copper by leaching both low grade dump material (374 million tons at grades lower than the milling cut-off grades of 0.16 -0.25%) and leachable oxide material from the pits using sulphuric acid and natural bacteria. From October 1986 to shutdown in late 1998, approximately 84.7 million pounds of copper were recovered from solution by the solvent extraction-electrowinning (SX/EW) process. SX/EW plant operations are expected to resume when further oxide material is mined from the Pollyanna and Connector pits. Future recovery of electrowon copper will be mainly from engineered leach pads.

From 1999-2004, Taseko geologists and engineers explored for additional mineralized material and to better define known resources. The on-site staff also completed on-going reclamation work and maintained the Gibraltar mine for re-start. Operating and environmental permits were kept in good standing. In early 2000, the digital database of geological information on the Gibraltar property was expanded to include information from both inside and outside the pit areas, including data from approximately 200 drill holes, totalling 24,000 m (78,400 ft). Plans identifying the location of drill holes relative to known geophysical and geochemical data and anomalies were generated. In August 2000, a property-scale Induced Polarization (“IP”) geophysical survey was initiated, involving approximately 220 km of IP survey. Interpretation of the results was completed in the spring of 2001, identifying deposit-scale anomalies. Six target areas were followed up by drilling in 2003 in 194 holes, totalling 33,752 m (110,720 ft), resulting in discovery of four mineralized areas. The most significant of these is the 98 Oxide Zone, where significant copper mineralization was encountered, indicating potential for a mineral resource in this area.

In late 2003, Gibraltar developed a plan to mine 164 million tons of ore over 12 years to produce an average of 70 million pounds of copper and 980,000 pounds of molybdenum per year in concentrate plus additional cathode copper from its 10 million pounds per year SX/EW plant. The Gibraltar re-start decision was based on the initial three years of the 12-year mine plan. Open pit pre-development work began in the Pollyanna pit area in June 2004, milling in October and full commercial production in January 2005.

Copper Refinery Study

A scoping study (preliminary review of capital and operating costs to determine the viability of a project at an accuracy of plus or minus 30%) to investigate the concept of building and operating a copper refinery at the Gibraltar site, using a hydrometallurgical process developed by Cominco Engineering Services Ltd. (“CESL”) to recover copper from concentrate was completed in August 2000.

The scoping study projected that the capital cost for the refinery would be $95.0 million including contingencies, and could reduce the operating costs of the mine by up to US$0.20 per pound of copper produced due to elimination of transporting concentrate off-site and other site efficiencies. Based on the results of the scoping study, feasibility-level engineering and analyses were initiated under a Memorandum of Agreement dated October 6, 2000. The program included testwork at CESL’s large-scale test plant facility in Vancouver, British Columbia.

During the latter half of the 2001 fiscal year, Bateman Engineering (Pty) of Australia was engaged to conduct an engineering feasibility-level cost study. The study involved engineering and design work sufficient to determine the capital and operating costs for the facility to an accuracy of –5% to +15%. The refinery would be capable of processing 130,000 tonnes of 24% copper concentrate and producing 30,000 tonnes of LME grade (99.999%) copper cathode annually. The study estimated the refinery capital cost to be $109.5 million and the annual operating cost to be $16.3 million, or US$0.147/lb of copper produced.

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

Property Geology

The Gibraltar mine generally consists of seven separate mineralized zones. Six of these – Pollyanna, Granite Lake, Connector, Gibraltar East, Gibraltar West and Gibraltar West Extension – occur within the Granite Mountain batholith in a broad zone of shearing and alteration. A seventh copper mineralized body, the Sawmill zone, lies about six km to the south, within a complex contact zone between the batholith and Cache Creek Group rocks.

The Sunset and Granite Creek mineralized systems are two major structural orientations that control mineralization at Gibraltar. Structures of the Sunset system that host mineralization are mainly shear zones. Host structures of the Granite Creek system are predominantly oriented stockwork zones. The Granite Creek system provides the major structures that control mineralization of Pollyanna, Granite Lake and the Sawmill zones. These bodies have the characteristics of porphyry copper type mineralization.

The Gibraltar East deposit is essentially a system of interconnected Sunset zones, which create a large body of uniform grade. Gibraltar West and Gibraltar West deposits are contained within a large complex shear zone.

Geological modelling, geophysical surveys (predominantly IP) and diamond drilling have been the primary exploration tools used at the Gibraltar mine. Mining phase exploration, during the period of 1972-1998, added additional sulphide resources. Data collected during a sulphide copper exploration program in the 1990s between the Gibraltar East and Pollyanna open pits (the “Connector Zone”) indicate that there is potential for oxide copper mineralization in this zone. Targets also exist to explore for new deposits occur near the existing open pits (Gibraltar West Extension, Connector, Gibraltar East Extension, Crusher zones) and on other parts of the property (e.g. Sawmill).

Mineralization Types

Pyrite and chalcopyrite (copper sulphide; ore mineral of copper and iron) are the principal primary sulphide minerals in the Gibraltar mine mineralization. Fine-grained chalcopyrite, accounts for 60 percent of the copper content and constitutes the single most important form of copper mineralization. Coarser grained chalcopyrite usually occurs in quartz veins and shear zones.

Small concentrations of other sulphides are also present. Bornite (copper sulphide; an ore mineral of copper), associated with magnetite and chalcopyrite, occurs on the extremities of the Pollyanna and Sawmill deposits. Molybdenite (molybdenum sulphide; an ore of molybdenum) is a minor but economically important associate of chalcopyrite in the Pollyanna, Granite Lake and Sawmill deposits.

There is a close spatial relationship between sulphide mineralization and alteration in the Gibraltar deposits, for example, higher-grade mineralization is associated mainly with the presence of sericite and chlorite alteration.

Exploration in 2005

A core drilling program, encompassing holes for pit definition for the Granite Lake and PGE Connector deposits and property exploration at the 98 Oxide Zone, was carried out in September and October 2005. The program is summarized in the table below:

AREA	# OF HOLES	DEPTH
		(ft)
Granite Lake	24	14,974
PGE Connector	3	2,148
Crusher	3	1,505
98 Oxide*	10	4,307
TOTALS	40	22,934

*Note: 2 holes were completed during the fiscal year and 8 holes were completed subsequent to the end of the fiscal year.

In the Granite Lake area, 24 holes were drilled on the southern perimeter to test the geological model, refine the block model and provide metallurgical samples prior to making a decision on the next stage pit. Based upon this latest drilling, there are two areas (to the south-southwest and to the south) that warrant further step-out drilling, with potential to add new resources down plunge along existing ore trends.

Three holes were drilled at the PGE Connector deposit. Mineralization was encountered in all holes. Three holes were also drilled near the crusher and confirmed that there is no mineralization in this area.

The 98 Oxide Zone was discovered by drilling in 2003. Mineralization was outlined over a significant area, demonstrating potential for a copper resource. Exploratory drilling (10 holes) in 2005 did not expand the zone.

Sampling and Analytical Procedures

In 2005, 22,934 ft of NQ sized core was drilled. All drill core was photographed, then logged and sampled by technical staff under the supervision of a qualified person. All exploration core was split into two pieces using a mechanical core splitter, with half of the core sent for analyses and the other half retained for audit purposes. All production core was whole core sampled for analyses. Average sample length is three metres. Primary sample crushing to -6 mesh and sub-sample (approximately 200 g) splitting of 2003 drill core samples was carried out on-site at the Gibraltar Mines Ltd. metallurgical testing services laboratory. Sub-samples were sent for pulverizing and final analytical testing at ALS-Chemex Laboratories in Vancouver, where all samples were analyzed for total copper and molybdenite. Comparison of the results with information obtained while logging will likely result in selected intervals also being analyzed for acid soluble copper (ASCu), cyanide-soluble copper (CNSCu) to assist with ore sub-typing during resource estimation.

Analyses provided for samples from both the 2005 Exploration and Production Programs include percent total copper, percent acid soluble copper, percent cyanide soluble copper, and percent molybdenite. The total copper, acid soluble copper, and molybdenite, analyses are performed by acid digestion of pulverized drill core samples followed by Atomic Absorption Spectrometry (“AAS”) analyses of the resulting solutions. The cyanide soluble copper assay is performed by cyanide digestion of pulverized drill core samples, followed by AAS on the resulting solution.

Quality Assurance/Quality Control (QA/QC) Procedures

The following QA/QC Protocols were implemented for the 2005 drilling program to ensure that accurate, precise and reproducible analytical results are obtained:

  Every twentieth sample is re-split from the crushed drill core reject and analyzed at a second laboratory (Assayers Canada) to ensure accurate sampling. A table and chart of mainstream vs. re-split sample assays is maintained.

  Two standards, known to the geologist, are randomly numbered and added to each sample batch of 33 drill core samples to test the laboratories ability to reproduce results. A table and chart of the standard assays is maintained.

  One randomly numbered silica blank sample is also added to each sample set submission (of 33 samples) to ensure that samples, solutions and apparatus are not contaminated.

  Reject assay pulps are placed in labelled bags and stored as sets corresponding to their diamond drill hole, for future reference. Each sample bag also contains an identification tag to ensure positive sample identification.

  Reject drill core pulps are stored in labelled bags as drill-hole sets for future reference. Each sample bag also contains an identification tag to ensure positive sample identification.

Security of Samples

At Gibraltar, a library of representative samples of the different rock types and mineralization is retained in a secured on-site core facility.

All core from the 2005 program was drilled, transported, logged, and crushed on-site. For exploration samples (for 2005 this refers to the 98 Oxide drilling), the remaining half-core, pulps and rejects from half-core samples are retained in a secured on-site facility. For production core samples, the pulps and rejects are retained in a secured on-site facility.

The Gibraltar mine site has restricted access.

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

During the mining process, unmineralized rock must be excavated to expose the economically mineralized material. The unmineralized material is moved to rock dumps that will be sloped and reclaimed.

Rock containing lower grade sulphide mineralization or oxide mineralization is also mined but is not immediately processed. The lower grade sulphide material is stockpiled for later treatment in the mill. In addition, a portion of the low grade sulphide and all of the oxide material can be leached with sulphuric acid, which is naturally assisted by bacterial action, and the resultant copper sulphate solution can be processed to cathode copper in the Gibraltar mine’s SX/EW plant. The SX/EW plant has not been reactivated since mining re-started in October 2004, so the oxide material has been stockpiled.

Production in 2005

As a result of the delay in commissioning the molybdenum circuit and lower than planned mill throughput, the Company updated its forecast metal production for the year at the end of the second quarter (March 31, 2005). The following table is a summary of the operating statistics for the year compared to the revised forecast.

Gibraltar Production 2005
	Actual	Revised Forecast	Variance	Comments
Ore + waste mined (tons)	39,992,000	41,658,000	-4%	Mining rate adversely impacted by unscheduled maintenance on the shovel fleet, as well as truck availability.
Ore milled (tons)	11,484,000	11,913,000	-4%	Lower mill throughput due to poor crusher availability and grinding circuit productivity.
Stripping ratio	2.31	2.35	-2%
Copper grade (%)	0.314	0.306	+3%
Molybdenum grade (%MoS2)	0.017	0.016	+6%
Copper recovery (%)	76.2	80.4	-5%	Lower copper recovery due to ore variability and higher amounts of secondary mineralization than expected.
Molybdenum recovery (%)	23.1	35.2	-35%	Molybdenum recovery was low as the new circuit was established.
Copper production (lb)	54,785,347	58,600,000	-7%	Below forecast throughput and recovery.
Molybdenum production (lb)	427,000	541,000	-20%	Below forecast throughput and recovery.

Year-end Reconciliation of Reserves

The reserves at fiscal 2005 year end were estimated by Gibraltar staff and audited by James W. Hendry, P.Eng., and C. Stewart Wallis, P.Geo., of Roscoe Postle and Associates Inc. (“Roscoe Postle”).

All mining in fiscal 2005 took place in the Pollyanna stage 4 pit: 12.4 million tons of ore grading 0.314% copper was mined with 0.9 million tons in live inventory at year end and 11.5 million tons processed; an additional 2.2 million tons of low grade sulphide material and 2.0 million tons of oxide ore were stockpiled for later processing. In addition, 23.4 million tons of waste rock was moved to rock piles. The geological model forecast 12.5 million tons of ore grading 0.313% copper; 2.9 million tons of low grade material and 1.9 million tons of oxide material. Roscoe Postle concluded that the geological model was predicting the mining tonnage and grade well within the accuracy of the model.

Estimates of Mineralization

The oxide reserves were estimated by Gibraltar staff and audited by James W. Hendry, P.Eng., and C. Stewart Wallis, P.Geo., of Roscoe Postle and Associates Inc. in 2004. These did not change in 2005. They are 16.5 million tonnes grading 0.148% copper at a 0.10% acid soluble copper cut-off.

The sulphide reserves were updated subsequent to year-end. A detailed review of the geological model, confirmation of pit wall locations established in previous mine optimization studies, and an analysis of current price and mining cost projections allowed for expansion of the previously defined pits, specifically, at the PGE Connector and Granite Lake deposits. Long term metal prices of US$1.10/lb for copper and US$6.00/lb for molybdenum were used for the estimates. Results are tabulated below:

Sulphide Mineral Reserves at October 1, 2005
at 0.20% Copper cut-off
Pit	Category	Tons
		(millions)	Cu %	Mo%
Pollyanna	Proven	27.3	0.315	0.010
	Probable	2.9	0.288	0.010
	Subtotal	30.2	0.312	0.010

PGE Connector	Proven	35.9	0.296	0.010
	Probable	5.6	0.283	0.011
PGE Connector	Proven	7.1	0.303	0.016
Additional
	Probable	7.7	0.275	0.016
	Subtotal	56.3	0.293	0.012

Granite Lake	Proven	70.7	0.322	0.009
	Probable	6.9	0.321	0.007
Granite Lake Additional	Proven	26.3	0.308	0.008
	Probable	3.6	0.310	0.005
	Subtotal	107.5	0.318	0.009
Total		194.0	0.310	0.010

It is the opinion of the Company’s experts that the above reserves are reported in accordance with both 43-101 and SEC Guide 7. The reserves occur on the perimeter of existing open pits and have been integrated into the existing mine plan for the operation. Long term metal prices have been utilized for the estimates and permits are in place that would allow mining to proceed. The estimates used a 0.20% copper cut-off grade for the sulphide reserves. Sulphide copper recoveries for the course of the mine plan are based on the historic metallurgical performance of the concentrator on each mineral system to be treated. The average life of mine recovery for copper is 81.9% and for molybdenum is 40.6% .

The operating costs and cash flow are calculated on a constant Q4 2005 Canadian dollar basis. Major input parameters for the model are summarized as follows:

Metal Prices and Foreign Exchange:

Copper:	2006:	US$1.43/lb
	2007:	US$1.30/lb
	2008:	US$1.20/lb
	2009 and after:	US$1.10/lb
Molybdenum:	2006:	US$21.26/lb
	2007:	US$15.00/lb
	2008:	US$10.00/lb
	2009 and after:	US$6.00/lb
Silver:	2006:	US$7.00/toz
	2007:	US$6.00/toz
	2008 and after:	US$5.00/toz

US$/CAN$ Exchange Rate:	2006-2007:	0.84
	2008:	0.82
	2009-2010:	0.80
	2011 and after:	0.78

Labour:

Staff:	Constant:	current staff salaries
Hourly:	2006:	current contract rates
	2007 and after:	2007 contract rates

Major Consumable Costs:

Fuel:	2006:	0.645 per liter
	2007:	0.620 per liter
	2008:	0.580 per liter
	2009:	0.520 per liter
	2010:	0.480 per liter

Explosives:	2006:	at current supply price
	2007 and after:	adjusted for energy costs

Haulage Truck Tires:	Constant:	at current supply prices

Natural Gas:	Constant:	11.77 $/GJ

Power:	Constant:	0.0355 $/kWh

Mill Reagents:	Constant:	at current supply prices

Grinding Media:	2006:	current cost + steel surcharge,
	2007:	steel surcharge reduced by 50%,
	2008:	steel surcharge reduced by 75%,
	2009 and after:	steel surcharge eliminated.

Concentrate transportation,
treatment and refining:	2006:	2006 contract prices,
	2007:	2007 contract prices,
	2008 and after:	constant at January 2008 contract prices.

The average life of mine unit operating costs are summarized below:

Area	Life of
Mine Plan
Average
Cost
Mine cost/ton moved	$0.89
Mine cost/ton milled	$2.56
Mill cost/ton milled	$2.06
Administration cost/ton milled	$0.45
Total Sulphide Operating cost/ton milled	$5.07
SX/EW cost/lb of cathode copper	$0.91

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section use the terms ‘measured resources’ and ‘indicated resources’. The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 "Standards of Disclosure of Mineral Projects"), the United States Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

In addition to the above reserves, the mineral resources are estimated to be:

Mineral Resources at October 1, 2005 at 0.20% Copper cut-off
Category	Tons (millions)	Cu %	Mo (%)
Measured	410	0.286	0.008
Indicated	204	0.269	0.008
Total	614	0.280	0.008

The resource and reserve estimation was completed by Gibraltar mine staff under the supervision of John W. McManus, P.Eng., Vice President of Operations for Taseko and a Qualified Person under National Instrument 43-101. Mr. McManus has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. A technical report has been filed on www.sedar.com.

Environmental Matters

The Gibraltar mine had operated for some 28 years from four open pits, prior to its acquisition by Taseko in 1999. Waste dumps were developed in various areas adjacent to the open pits, and tailings were disposed in a pond located about three kilometres north of the mill. A comprehensive mine closure report containing an assessment of reclamation and long term environmental costs is produced approximately every 5 years.

On acquiring the mine in 1999, Taseko received both independent and government assessments of the reclamation and water management liability for the Gibraltar mine. The reclamation plan for Gibraltar involves a water management program and establishment of grass/legume vegetative covers for all areas in order to protect against wind and water erosion. Areas around the pits and waste rock storage areas will be re-sloped, dressed with overburden, and seeded. The beaches and slopes of the tailing storage area will also be seeded. The objective is to promote re-establishment of indigenous species, and evolve toward a self-sustaining ecosystem.

Taseko maintained the mine on standby from 1999-2004, and during that time progressive reclamation was completed. Also in 2002, Gibraltar and the Cariboo Regional District completed studies and agreed to develop a landfill site on waste dumps in an area that would not be needed for future operation of the mine. The landfill will provide reclamation credits to the land it occupies, as well as revenues. As a result, the Company received a release of $2.5 million from the reclamation deposits in December 2002. Construction was initiated in June 2003 and operations began in October 2003. Additional credits and offsets are expected related to an on-site mini-hydro power generation project that is presently in the implementation stage.

The most recent reclamation plan and closure report, dated February 26, 2003, was approved by the BC Ministry of Energy and Mines (“MEM”) in 2004. This report states that the total closure costs, including covering rock piles with 1.0 m of till, would be $36.7 million (assuming 2005 dollars and that an outside contractor is hired to do the work). The estimated amount of the reclamation costs, adjusted for estimated inflation at 2.5% per year, in 2017 dollars, is $49.4 million. MEM agreed to consider Gibraltar’s request to reduce the thickness of the till cover to 0.5 m. If approved, this would reduce final closure costs to $32.9 million in current 2005 dollars.

The mine and reclamation permit approved in 2004 requires that the reclamation liability outlined in the final closure and reclamation report be covered by $18.5 million in a reclamation trust. The additional liability is covered by MEM having a first charge on equipment owned by Gibraltar.

There have been no environmental non-compliances or incidents since the mine re-opened.

Plans for 2006

Continued copper and molybdenum production is planned for 2006. Further definition drilling and economic analysis will be undertaken in 2006 with the objective of upgrading additional resources into the reserve category. The drilling program will be focused on defining this resource between the existing pits and tying together the extensive mineralization ones.

In anticipation of a further increase in the mineral reserves, an engineering study was initiated to evaluate the economics in expanding the concentrator production rate by 25%. The upgrade was approved by the Board of Directors in late March 2006. The $62 million approved expenditure will include expansion of the concentrator’s grinding circuit by incorporating a Semi Autogenous Grinding (SAG) mill to improve the efficiency of the present milling and crushing system. The project also includes a complete replacement of the flotation recovery system.

The ore processing capacity of the mill will increase from the current 36,750 tons per day to 46,000 tons per day. As a result of the increased capacity and the improved recoveries related to the new flotation system, the annual copper production is expected to rise by 30% to approximately 100 million pounds per year. The new SAG mill will, however, be capable of processing up to 50,000 tons of ore per day, depending on ore characteristics and operating strategy. Additional engineering analyses of the tailings system and electrical infrastructure, as well as long-term mine plans, are being undertaken to determine whether that additional daily throughput can be achieved.

Funding for the expansion will come from a combination of internally generated cash flows and commercial capital sources. The upgrade to the flotation system will begin immediately. Construction of the grinding circuit will begin in the summer of 2006, with completion planned for the latter part of 2007.

Since the Gibraltar mine re-opened, oxidized copper ore has been removed and stockpiled, while sulphide mineralization has been treated through conventional processes in the mine concentrator. Mining in the Pollyanna Pit has now progressed to the point where sufficient oxidized copper ore is available for placement on the leach pads to support continual operation of the solvent extraction and electrowinning (SX-EW) plant. As a result, in 2006 the Company announced that it would be refurbish the SX-EW plant. The anticipated capital cost of rehabilitation of the SX-EW plant is $3 million. It is expected to be operational by the fall of 2006. The plant is capable of producing up to 7 million lbs of LME Grade Cathode Copper per year.

Copper Refinery Study Update

Feasibility level studies were completed in 2002 to assess the viability of constructing a copper refinery at Gibraltar, based on a hydrometallurgical process developed by Cominco Engineering Services Ltd. A refinery located at Gibraltar would produce cathode copper from copper concentrate at the site rather than sending these concentrates to an overseas smelter for treatment, which would result in an estimated operating cost saving to Gibraltar of approximately US$0.20/lb of copper produced.

With mining operations now underway at Gibraltar, mine technical personnel have been re-assessing the refinery project. An updated refinery feasibility study is expected to be completed in the near term, but the immediate focus is to increase the reserves and evaluate the mill expansion as these will affect the refinery project economics. The British Columbia Environmental Assessment (“BCEA”) Office has advised Taseko that the proposed refinery would not be reviewable under the BCEA Act because the refining process would be integrated with ore milling operations of the fully permitted Gibraltar mine.

Labor Matters

In a vote held in November 2004 and counted in February 2005, 74% of the workers at the Gibraltar mine voted for the Christian Labour Association of Canada ("CLAC") union, making CLAC Local No. 68 the certified union for the mine. CLAC had previously ratified a collective agreement with Ledcor, the mine operator, in September 2004.

Prosperity Project

Location, Access and Infrastructure

The Prosperity project consists of 196 mineral claims covering the mineral rights for approximately 85 square km of south-central British Columbia, Canada. The property is located in the Clinton Mining Division, approximately 125 km southwest of the City of Williams Lake in south-central British Columbia. Access from Williams Lake is via Highway #20 to the community of Lee's Corner, then via an all-weather main line logging haulage road to the site, a total road distance of 192 km. The Canadian National Railway services Williams Lake and has rolling stock available to move copper concentrates by rail to points of sale in North America. The city of Williams Lake is sufficiently close and is capable of supplying goods, services and personnel to a mine.

Multiple high-voltage transmission lines from the existing Peace River hydroelectric power grid are situated 118 km east of the Prosperity project. The current design to supply the required power to service a large mine and mill complex at the Prosperity project site consists of a 124-km conventional power line to connect to the existing BC power grid. A major natural gas transmission pipeline is situated 112 km northeast of the Prosperity project and would be connected by a new pipeline following the existing road. Ample water is available nearby for a mining operation.

Geology and Mineralization

The Prosperity property hosts a large porphyry copper-gold deposit. The deposit is predominantly hosted in Cretaceous volcanic rocks. In the western portion of the deposit, the host rocks have been intruded by the multi-phase, steeply south-dipping Fish Creek Intrusive Stock. The stock is surrounded by an east-west trending, south-dipping swarm of subparallel quartz-feldspar porphyritic dikes. These comprise the Late Cretaceous Fish Lake Intrusive Complex that is related to the mineralization in the deposit. The central portion of the deposit is cut by two major faults, striking north-south and dipping steeply to the west.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit. They are uniformly distributed as disseminations, fracture-fillings, veins and veinlets and may be accompanied by bornite (a copper ore mineral) and lesser molybdenite (a molybdenum ore mineral) and tetrahedrite-tennantite (ore minerals of copper and silver). Native gold occurs as inclusions in and along microfractures with copper-bearing minerals and pyrite.

History

Prospectors discovered mineralization in the 1930s. Exploration continued intermittently and by a variety of operators until about 1991, and included extensive IP, magnetic and soil geochemical surveys, and 176 percussion and diamond drill holes, totalling approximately 27,200 metres. This work helped define the Prosperity Project mineralization to a depth of 200 metres, and outlined a copper-gold mineralized zone approximately 850 metres in diameter.

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

In 1998, G. Giroux, P.Eng., estimated measured and indicated mineral resources in the Prosperity deposit. This estimate was used as the basis for feasibility level studies in 1999-2000. That detailed investigative work included a review of all major facilities and their construction requirements, unit costs for labour, materials and equipment. Along with the construction aspects of the project, a series of optimization studies that analyzed how the mining should best progress in consideration of the most recent metal price and exchange rate forecasts. Milling reviews examined the original Lakefield Research investigations, pilot plant program and the more recent modal analyses by G&T Metallurgy to determine if they offered any changes that would result in cost savings. Upon completion of the multitude of studies, an all-encompassing project analysis was conducted in preparation for completing a project feasibility report.

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

Kilborn Engineering Pacific Ltd provided a draft report on the detailed engineering studies in December 2000. The studies indicated that the deposit was amenable to open pit mining but additional refinements were necessary to improve project economics. Further work had been deferred until late 2005.

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

In order to assess quality control, duplicate and standard reference samples were submitted for assaying, representing more than 10% of the total assays. Random duplicates were derived from 5% of all rejects. Every twentieth sample was shipped to either Chemex Labs Ltd. (now ALS Chemex) or International Plasma Laboratories Ltd. for riffle splitting of the coarse rejects, pulverization and analysis for gold and copper. In 1994-1997, project-based, bulk standard reference materials were created and submitted within the mainstream and duplicate analytical streams.

Security of Samples

For Prosperity, drill core is stacked and stored on the property. Pulps and rejects from core samples are generally stored by the analytical facility for one year, then acquired by the Company and stored in a secured facility in Port Kells. All rejects are discarded after two years.

Plans for 2006

In November 2005, work was re-initiated on the Prosperity Copper-Gold Project.

Previous work on the project included two years in the British Columbia Environmental Assessment ("BCEA") process. In 2005, Taseko was granted an extension order for the Prosperity Project Application under the BCEA process until April 30, 2007.

Taseko technical staff are currently reviewing previous feasibility studies and re-assessing the project economics based on new technologies, concepts, and innovative approaches to mine development. This includes re-examining optimal mining rates and mining equipment size, analyzing the economics of constructing and operating a single line mill rather than multiple smaller lines, and evaluating the potential improvements which could be realized with state-of-the-art metallurgical technologies such as large tank flotation circuits and expert computerized mill control systems. The Company is also reassessing major infrastructure plans, such as the power-line route, to determine if there are synergies to be achieved with the other communities of interest in the area.

Harmony Gold Project

Location, Access and Infrastructure

The Harmony Gold Project is located in the Skeena Mining Division, on Graham Island, Queen Charlotte Islands (also referred to by its aboriginal inhabitants as "Haida Gwaii"), on the northwestern coast of British Columbia, Canada. The Harmony Gold Property comprises of 50 four post mineral claims, 37 two post mineral claims and one fractional claim, totalling 970 claim units and 24,250 ha. The deposit-area claims are in good standing until June 29, 2009.

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

History

Prospectors discovered mineralization at Harmony in 1970. The project claims were optioned by various companies during the period 1970 to 1975, which carried out geological mapping, geochemical surveys and minor drilling. Consolidated Cinola Mines Ltd. acquired the ground in 1977 and with partners, carried out detailed drilling totalling 30,116 m in 231 holes by 1984. In 1981, 465 m of an underground drift and crosscuts were excavated for a metallurgical bulk sample. A 45 tonne per day pilot mill was established to treat about 5,200 tonnes of material and in 1982 a feasibility study for a 10,000-15,000 tonnes per day operation was completed. From 1986 to 1988, City Resources drilled 83 diamond drill holes and 64 reverse-circulation drill holes, totalling 13,356 m, and completed 117.6 m of underground development to obtain a bulk sample, conducted bench scale metallurgical testing, and developed open pit scenarios for the project. Barrack Gold acquired the project in 1989 and renamed the company to Misty Mountain Gold Ltd.

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

Additional drilling, metallurgical and engineering studies were carried out from 1989-1999. In 1997, a resource estimate was completed by M. Nowak, P.Eng., and preliminary mine planning was done by Independent Mining Consultants Inc. of Tucson, Arizona .

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

Environmental and Socio-economic Considerations

Perceptions of possible acid rock drainage have been the main environmental concern relating to the Harmony Gold Project, based on the previously proposed large scale, open pit mine plan. The location and size of waste rock sites proposed in that plan was also a concern. The previous mine plan was a concern of First Nations and other community people; however, local citizens have not prevented any development work. The area has been extensively logged and permitting efforts by former operators on the Property were well advanced. Misty Mountain initiated base line environmental, wildlife, fisheries, climate, hydrology and vegetation monitoring studies. These studies were initiated before the commencement of the 1995 exploration work in order to establish both Misty Mountain’s intention and desire for the utmost integrity of the database and to establish a firm foundation for future permitting, as the company recognized that successful development of the project must be done in a safe, environmentally responsible manner, which will maximize benefits to regional communities. The open, co-operative consultation process with all stakeholders, with specific attention to the First Nations community, merged with successful exploration results and utilizing low impact, proven, conventional mining methods, applicable to gold production from epithermal gold mineralization initiated by Misty Mountain would also be the intention of Taseko.

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

A formal land use planning process, co-sponsored by the Province and the Haida, was initiated in mid-2003. At this time, recommendations from the land use table and terms of reference for further discussions are being finalized and will be used by the BC government and the Haida for government to government negotiations. The Haida vision is to protect an additional 200,000 hectares of the land base, in addition to Goal One and Goal Two requests, involving the protection of approximately another 49,000 hectares. Lands presently in reserve and/or parks comprise approximately 220,000 hectares. The total area of the islands is about 1,000,000 hectares. A narrow corridor along the Yakoun River, which crosses the Harmony block of claims, is proposed for protection by the Haida. It is not yet known what the full effect will be on the Harmony property.

Plan of Operation

Assessments will be undertaken over time as metal prices indicate new opportunities for the Harmony project. However in 2006, Taseko anticipates focusing its resources on the Gibraltar mine and Prosperity project.

Wasp and Anvil Properties

In May 2005, the Company entered into an option agreement with Amarc Resources Ltd ("Amarc"), a public company with certain directors in common with Taseko, for Amarc to earn a 50% interest in the

Wasp and Anvil properties currently held by Taseko, which are located approximately 15 kilometers southeast of the Company's Prosperity project. Amarc will be the operator and can acquire its interest by incurring $150,000 of exploration expenditures over a two year period. To March 30, 2006, Amarc had incurred $nil of eligible exploration expenditures on these properties.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the consolidated financial statements of Taseko and notes thereto, included elsewhere in this Annual Report, which have been prepared in accordance with Canadian GAAP, with material measurement differences reconciled to US GAAP, and with the discussion of certain risk factors set forth under “Item 3. Key Information—Risk Factors” that might materially affect the Company’s operating results and financial condition.

OVERVIEW

Taseko is a mining and mineral exploration company with three properties located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and two exploration projects: the Prosperity copper-gold property and the Harmony gold property.

Gibraltar Mine

The Gibraltar mine reopened in early October 2004 as a copper producer with a 12-year mine plan. The first fiscal quarter was primarily a restart period and commercial production commenced on January 1, 2005. After the completion of an upgrade to the molybdenum circuit near the end of the second quarter, the mine commenced molybdenum production. The mine produced 54.8 million pounds of copper and 427,000 pounds of molybdenum during the 2005 fiscal year.

Highlights for the 2005 fiscal year included the following:

  For the 2005 fiscal year covering nine months of commercial production from January 1, 2005 to September 30, 2005, Gibraltar recorded revenues of $71.9 million from sales of copper concentrate and $15.7 million was realized from sales of molybdenum concentrate.

  Average sales prices for the year were US$1.48 per pound for copper and US$31 per pound for molybdenum.

  Copper concentrate production for the year was 96,208 wet metric tonnes (“WMT”), or 54.8 million pounds of copper (93% of the forecast revised at the end of the second quarter), of which 21,335 WMT, or 12.1 million pounds, relate to the pre-commercial-production period ending December 31, 2004 and which have been presented, to the extent they match to sales in the period, as an increase in restart project costs. The inventory build up of 13,210 WMT (7.4 million pounds of copper) was reported as concentrate inventory amounting to $8.5 million at December 31, 2004.

  Copper concentrate sales for the year were 77,695 WMT or 44.0 million pounds of copper, of which 8,103 WMT, or 4.8 million pounds, relate to the pre-commercial-production period ending December 31, 2004 and which have been presented as a reduction in restart project costs.

  An inventory of 18,614 WMT of copper concentrate (10.6 million pounds of copper) remained at year end, of which approximately 14,500 WMT was pre-sold and held in a storage facility at the shipping dock as there were no ships available at that time to transport it to smelters in Asia.

  Molybdenum in concentrate production during the year was 427,000 pounds (80% of the forecast revised at the end of the second quarter).

  Molybdenum in concentrate sales over the year were 418,016 pounds.

The copper circuit commenced initial operations in October 2004, and the first copper concentrate was shipped to a smelter in December 2004. A major upgrade to the molybdenum circuit was started in the first fiscal quarter, and the molybdenum circuit was commissioned in February 2005. The first molybdenum in concentrate was sold in March 2005.

Prosperity Project

In November 2005, work was re-initiated on the Prosperity Copper-Gold Project, located 125 kilometres southwest of the City of Williams Lake in south-central British Columbia.

Taseko carried out extensive exploration, engineering, mine planning, environmental, and socioeconomic studies on the Prosperity project prior to 2001, including two years in the British Columbia Environmental Assessment ("BCEA") process. In 2005, Taseko was granted an extension order for the Prosperity Project Application under the BCEA process until April 30, 2007.

Parallel to the permitting and consultation process, Taseko is reviewing previous feasibility studies and re-assessing the project economics based on new technologies, concepts, and innovative approaches to mine development. This includes re-examining optimal mining rates and mining equipment size, analyzing the economics of constructing and operating a single line mill rather than multiple smaller lines, and evaluating the potential improvements which could be realized with state-of-the-art metallurgical technologies such as large tank flotation circuits and expert computerized mill control systems. The Company is also reassessing major infrastructure plans, such as the power-line route, to determine if there are synergies to be achieved with the other communities of interest in the area.

Harmony Project

In 2005, the Company was focused on the Gibraltar mine and to a modest extent on the Prosperity project; therefore only maintenance activities were performed on the Harmony project. These activities will continue and assessments will be undertaken over time as metal prices indicate new opportunities for the Harmony project. In 2006, Taseko anticipates continuing to focus its resources and its efforts on the Gibraltar mine and the Prosperity project.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's accounting policies are presented in note 3 of the accompanying financial statements. A reconciliation of material differences between these principles and accounting principles generally accepted in the United States is shown in note 15. The preparation of financial statements in conformity with Canadian and US generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Such estimates and assumptions include the estimation of mineral resources and reserves, the carrying values of mineral properties, the carrying values of property, plant and equipment, the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

A. Operating Results

Selected operating results, expressed in Canadian GAAP, for the fiscal years ended September 30, 2005, 2004 and 2003 are presented below Effective October 1, 2004, the Company adopted the CICA’s Handbook Section 3110, "Asset Retirement Obligations". The standard requires the recognition of any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. This standard has been adopted retroactively with a restatement of all prior periods presented:

		As at	As at
	Year ended	September 30	September 30
	September 30	2004	2003
Statement of operations	2005	(restated)	(restated)
Revenue	$(87,638,300)	$–	$–
Cost of production	57,799,558	–	–
Transportation and treatment	13,548,560	–	–
Amortization	2,657,165	17,296	42,564
Accretion of reclamation obligation	1,574,000	1,431,000	1,300,000
Exploration	505,586	4,456,901	2,024,671
Foreign exchange	34,080	–	–
Loss (gain) on sale of equipment	2,160,992	–	(131,638)
General and administration	2,411,688	2,334,840	855,646
Interest and other income	(10,547,609)	(5,154,209)	(721,480)
Interest expense	3,175,353	499,294	201,942
Premium paid for acquisition of Gibraltar Reclamation Trust LP	–	5,095,249	–
Refinery project	–	–	500,000
Restart project	6,346,650	14,982,008	–
Stock-based compensation	1,129,026	5,172,244	65,344
Write down of mineral property acquisition costs	–	28,810,296	–
Current income tax expense (recovery)	(4,099,000)	23,744,000	–
Future income tax expense (recovery)	(13,423,000)	–	–
Earnings (loss) for the year	24,365,251	(81,388,919)	(4,137,049)

Accretion expense on convertible debenture	1,075,478	977,705	888,823

Basic earnings (loss) per share	$0.23	$(1.09)	$(0.09)
Diluted earnings (loss) per share	$0.21	$(1.09)	$(0.09)

Basic weighted average number of common shares outstanding	100,021,655	75,113,426	46,984,378
Diluted weighted average number of common shares outstanding	110,732,926	75,113,426	46,984,378

Fiscal 2005 Compared to Fiscal 2004

Earnings

The Company’s earnings for the year ended September 30, 2005 were $24.4 million (including $17.5 million of tax recoveries), compared to a loss of $81.4 million (including $23.7 million of tax expense) in the prior year. The earnings are due to the resumption of active production at the Gibraltar copper-molybdenum mine, and the recognition of tax benefits in the consolidated financial statements.

Revenues

The Company recognized revenues of $87.6 million for the year ended September 30, 2005 compared to $nil in fiscal 2004. Revenues were comprised of sales of copper and molybdenum. Commercial production from the mine commenced on January 1, 2005. Sales of copper concentrate prior to January 1, 2005 relate to the pre-commercial production period ending December 31, 2004 and were offset against restart project costs. Commercial production from January 1, 2005 to September 30, 2005 was as follows:

Gibraltar Mine Commercial Production January 1, 2005 to September 30, 2005
Copper production (lb)	42,675,438
Copper sales (lb)	39,584,722
Molybdenum production (lb)	427,059
Molybdenum sales (lb)	418,016
	Cdn$	US$
Copper production costs, net of molybdenum, per lb of copper	$ 1.06	$ 0.87
Treatment and transportation cost per lb of copper	0.34	0.28
Total production cost per lb of copper	$ 1.40	$ 1.15

In late September 2005, the Company received funds of approximately $14.3 million from the sale of copper concentrate during the last week of the fiscal year. The Company was unable to recognize the revenue from this sale as the copper concentrate was held in a storage facility at the dock as there were no ships available at that time to transport the copper concentrate to smelters in Asia. Consequently, the Company recorded this sale as deferred revenue for the year ended September 30, 2005 and will recognize this sale as revenue upon shipment to the customer.

Cost of Production

Total production costs for the year were $57.8 million compared to $nil in fiscal 2004. These costs include mining (2005 – $33.8 million; 2004 – $nil), milling (2005 – $23.4 million; 2004 – $nil), mine administration (2005 – $5.7 million; 2004 – $nil), royalties;(2005 - $0.3 million; 2004 – $nil) and molybdenum treatment expenses (2005 – $2.4 million; 2004 - $nil). Production costs increased significantly from the prior year due to the reactivation of the Gibraltar Mine.

Transportation and Treatment

Transportation costs are comprised of the trucking, rail, ocean freight and handling fees incurred to move concentrate from the mine to the smelters. Treatment costs are comprised of treatment charges and refining charges. Due to the Gibraltar mine re-start, these costs increased to $13.5 million for fiscal 2005 compared to $nil in fiscal 2004.

Amortization

Amortization expense relates to the commissioning of new equipment purchased and leased during restart, and increased to $2.7 million compared to $0.02 million in fiscal 2004 due to the mine re-start.

Exploration

Exploration expenses consist of assays and analysis, drilling, equipment rentals, geological expenses, mine planning and site activities. The expenses decreased to $0.5 million in fiscal 2005 from $4.5 million in fiscal 2004 due to a reduction in exploration activities and mine maintenance costs in fiscal 2005. These expenses consisted of $0.3 million of exploratory drilling at the Gibraltar mine site, $0.15 million on due diligence relating to potential new projects, $0.03 million on the Prosperity project and $0.02 million on the Harmony project.

Loss on Sale of Equipment

Loss on sale of equipment was $2,160,992 in fiscal 2005 compared to $nil in fiscal 2004. This loss relates to the sale of a mining shovel and five haul trucks for approximately $22 million which Taseko had purchased in March 2004 for 23.7 million (plus the cost of $5 million was incurred installing the equipment at the Gibraltar mine. Of the $22 million sale price, $17.5 million was received, net of a 20% holdback (approximately $4.5 million) which was applied as a down payment against the Ledcor leases. The purchaser leased the shovel and trucks to a subsidiary of Ledcor and this equipment is used at the Gibraltar mine. The Company has accounted for this as a sale-leaseback transaction and recognized the $2,160,992 loss accordingly.

General and Administrative

General and administrative costs increased slightly to $2.4 million in fiscal 2005 from $2.3 million in 2004. The main reason for the increase was significantly higher office and administration expenses, which included salaries, (2005 - $1.1 million; 2004 – $0.6 million) and relates to the overall increase in corporate activity. This increase was offset by a significant reduction in shareholder communication expenses (2005 - $0.3 million; 2004 - $0.7 million).

Interest and Other Income

Interest and other income increased to $10.5 million in fiscal 2005 from $5.2 million in fiscal 2004 due primarily to higher cash and equivalent balances on hand.

Interest Expense

Interest expense increased to $3.2 million in fiscal 2005 from $0.5 million in fiscal 2004 due to interest payments on the Company’s capital lease obligations.

Restart Project

Expenses relating to the restart project include costs for the mine, mill, site services, administration, warehouse, engineering and environmental matters. These expenses decreased in fiscal 2005 to $6,346,650 compared to $14,982,008 in fiscal 2004 since the restart activities for copper concentrate production ended in the first fiscal quarter and commercial production commenced on January 1, 2005, and the restart activities for molybdenum concentrate production ended near the end of the second quarter.

Stock-Based Compensation

Stock-based compensation consists of the estimated fair value of all options granted during the year assuming a term of 2.75 years, 3% interest, 90% volatility and no expected dividends. The stock-based compensation costs recognized in operations decreased to $1.1 million in fiscal 2005 from $5.2 million in fiscal 2004 due to fewer options granted and a lower volatility in fiscal 2005 compared to fiscal 2004.

Income Tax Expense

Future income tax assets and liabilities arise from mineral properties, loss carry forwards, equipment, royalty obligations, provincial mining taxes and other pools. The Company recorded a current income tax recovery of $4.1 million and future income tax recovery of $13.4 million in fiscal 2005 compared to a current income tax expense of $23.7 million in fiscal 2004. The increase in income tax recoveries is due to the recognition of tax benefits in fiscal 2005.

Non-Recurring Expenses

The Company did not have any significant non-recurring expenses in fiscal 2005 compared to fiscal 2004 when the Company paid the premium for acquisition of the Gibraltar Reclamation Trust ($5,095,240) and a wrote down mineral property acquisition costs on the Harmony Gold Property ($28,810,296).

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

B. Liquidity and Capital Resources

Cash and Working Capital

At September 30, 2005, Taseko had positive working capital of $6.4 million, as compared to a $22.1 million working capital deficit at the end of fiscal 2004. The increase in working capital from the end of the previous year was primarily a result of earnings from operations from the Gibraltar mine, and the recognition of tax benefits.

Restricted Cash

Pursuant to the operating agreement with Ledcor, the Company is required to maintain a bank account with a minimum balance of at least $5 million, for the purposes of providing a working capital reserve for operations and general administrative costs. Please refer to Item 4B for discussion of operating agreement with Ledcor.

Assets Under Capital Leases

In March 2004, the Company purchased a mining shovel for approximately $13.0 million and in May 2004, the Company purchased five mine haul trucks for approximately $10.7 million. In October 2004, the Company sold the mining shovel and the five haul trucks for approximately $22.0 million, of which approximately $17.5 million was received, net of a 20% holdback (approximately $4.5 million) which was used to fund a downpayment on the Ledcor leases and was recorded by the Company as prepaid lease payments. The purchaser leased the shovel and trucks to a subsidiary of Ledcor, and this equipment forms part of Ledcor's contribution to the operations at the Gibraltar mine. The Company has accounted for this as a sale-leaseback transaction, and has recorded a loss on sale of approximately $2.2 million. The Company has also guaranteed residual values totaling US$7.1 million ($8.5 million) on this equipment at the end of the lease term in November 2008.

The associated capital leases are payable in US dollars at interest rates ranging from approximately 6% to 10%. These capital leases have terms of 48 months, and are secured by the mining equipment to which they relate. Minimum required payments on these leases until they are extinguished are as follows:

	Year ended		Year ended		Year ended
	September 30,		September 30,		September 30,
		2006		2007		2008		Total
Principal	US$	1,799,548	US$	1,894,677	US$	9,273,127	US$	12,967,352
Total	US$	2,425,850	US$	2,425,850	US$	9,703,865	US$	14,555,565

A lease guarantee fee of approximately US$46,500 ($54,000) per month, until the earlier of October 2008 or the extinguishment of the leases, is payable in addition to the above amounts.

The Company has the right and the obligation to acquire this equipment for residual values totaling approximately US$7.3 million ($8.5 million) at the end of the lease term in September 2008.

Reclamation Deposits

Reclamation deposits totaling approximately $18.3 million (including interest) and certain plant and equipment are secured to fund reclamation at the Gibraltar, Prosperity and Harmony properties.

Tracking Preferred Shares

The 12,483,916 tracking preferred shares of Gibraltar Mines Ltd., a subsidiary of Taseko, with a net book value of $26.6 million were issued as part of the cost to acquire the Harmony gold project. As Taseko has the right and the intention to settle these preferred shares with common shares of the Company, they have been included in shareholders’ equity in the balance sheet.

Promissory Note - Royalty Sale Agreement

In September 2004, the Company entered into agreements with an arms-length investment partnership, the Red Mile Resources No. 2 Limited Partnership ("Red Mile"). Gibraltar sold to Red Mile a royalty over Gibraltar production for $67.357 million, which was received on September 29, 2004 but immediately loaned to a trust company as the Company had pledged the promissory note to secure its obligations under the royalty agreements.

At September 30, 2005, the promissory note amounted to $72,317,854 (2004 - $68,172,380), of which $2,637,499 was current, while the royalty obligation amounted to $68,790,797 (2004 - $67,357,000) of which $2,637,499 was current.

The Company has a pre-emptive option to effectively purchase ("call") the royalty interest by acquiring the Red Mile partnership units at a future date in consideration of a payment which is (i) approximately equal to the funds received by the Company less royalty payments to date, or (ii) fair value, whichever is lower. Under certain circumstances, the investors in Red Mile also have a right to sell ("put") their Red Mile partnership units to the Company; however such right is subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

The Company also granted to Red Mile a net profits interest ("NPI"), which survives any "put" or "call" of the Red Mile units. For the years 2011 to 2014, the NPI is 2% if the price of copper averages US$2.50 to US$2.74 per pound, 3% if the price of copper averages US$2.75 to US$2.99 per pound and 4% if the price of copper averages US$3.00 per pound or greater for any year during that period. The US-dollar pricing amounts specified above are based upon an exchange rate of US$0.75 for C$1.00, and shall be adjusted from time to time by any variation of such exchange rates. No NPI is payable until the Company reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures. No NPI is payable at September 30, 2005.

Convertible Debenture

As a consequence of the acquisition of the Gibraltar mine in 1999, Taseko received funding pursuant to a $17 million non-interest-bearing convertible debenture financing by Boliden Westmin (Canada) Ltd. As Taseko has the right and the intention to convert the debenture into common shares, the $17 million debenture is classified as equity rather than as a liability on the Company’s balance sheet.

Effective October 1, 2005 the Company adopted certain new provisions of the Canadian Institute of Chartered Accountants Handbook Section 3860, Financial Instruments – Disclosure and Presentation, which came into effect on that date. The standard requires that convertible debentures which may be settled in cash, or by common shares of the Company at the Company's discretion, be presented as a liability.

Income Tax Liability

For the year ending September 30, 2004 the Company accrued a tax provision of a subsidiary company of $23.7 million in the consolidated financial statements. This accrual has been adjusted at September 30, 2005 to $19.6 million as a result of current year tax pools. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. No taxation authority has assessed the amount or any portion thereof as payable. Accordingly there is no immediate impact on liquidity.

Liquidity

For the year ending September 30, 2004 the Company accrued a tax provision of a subsidiary company of $23.7 million in the consolidated financial statements. This accrual has been adjusted at September 30, 2005 to $19.6 million as a result of current year tax pools. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. No taxation authority has assessed the amount or any portion thereof as payable. Accordingly there is no immediate impact on liquidity.

Management anticipates revenues from copper and molybdenum, along with current cash balances will be sufficient to cover operating costs and working capital during fiscal 2006.

Operating Line of Credit

The Company had an unsecured $2 million operating line of credit with a Canadian chartered bank at an interest rate of prime, with no fixed terms of repayment. All amounts were paid off during fiscal 2005 and the line of credit was cancelled.

Vehicle Loans

The Company has various loans on its on-road vehicles totaling $396,616, of which $214,715 is current.

Outstanding Share Purchase Warrants

As of March 30, 2006, the Company had approximately 10.8 million warrants outstanding, all of which were in-the-money. No assurance can be given that these warrants will be exercised. Of these warrants, 6.1 million are subject to an accelerated expiry provision upon notice by the Company if the closing market price of the Company's shares exceeds $2.80 for 10 consecutive trading days. Should the Company give notice of an accelerated expiry, the warrants will expire 45 days following the date of such notice.

Cash Used in Operating Activities

Cash used in operating activities decreased to $2.5 million for fiscal 2005, compared to $3.1 million for fiscal 2004. Taseko anticipates that it will generate positive cash flow from operating activities in fiscal 2006 as Taseko continues to achieve production from the Gibraltar mine.

Cash Used in Investing Activities

Taseko received $8.2 million from investing activities in fiscal 2005. The cash was used to cover operating activity shortfalls. Cash used in investing activities is anticipated to increase during fiscal 2006 as Gibraltar begins its mill expansion.

Cash Generated by Financing Activities

In fiscal 2005, Taseko generated $9.6 million from financing activities, all of which was attributable to the issuance of shares for cash. These share issuances were attributable to the issuance of 5,204,361 common shares through private placements, 2,313,336 from the exercise of warrants and 1,172,000 from the exercise of share purchase options.

The purpose of the financings was to provide working capital for the day to day operations of the Gibraltar mine. There were no restrictions on the use of proceeds from the financing.

The Company had no commitments for material capital expenditures as of September 30, 2005. On March 30, 2006 the Company announced a $62 million mill expansion.

Gibraltar Reclamation Trust Limited Partnership

On December 31, 2003, the Company reached agreements with Gibraltar Reclamation Trust Limited Partnership (the "GRT Partnership"), a largely arm’s-length private Vancouver-based mining investment partnership which completed a financing to raise proceeds of $18.6 million to partially fund a planned restart of the Gibraltar copper mine. As part of the financing the GRT Partnership entered into a Joint Venture arrangement with Gibraltar Mines Ltd. to proceed towards restarting the Gibraltar open pit copper mine. Gibraltar Mines Ltd., as its contribution to the Joint Venture, agreed to contribute the use of its mine assets and fund the startup expenses of the Gibraltar mine, and the GRT Partnership funded a qualifying environmental trust ("QET") with the $18.6 million, which has allowed Gibraltar to access other funds currently held by the Government of British Columbia as a security for the mine’s environmental reclamation obligations. Under the Joint Venture agreement, the GRT Partnership became entitled to certain revenues or production share from the Gibraltar mine following the resumption of production.

To facilitate the startup transactions, five directors and officers of the Company personally guaranteed certain obligations (each as to one fifth) to third parties on behalf of the Company to the extent of $4.5 million. In consideration of the guarantee, they each received compensation equal to 10% of the amount guaranteed, calculated as 45,000 shares having a value of $2.00 each.

In March 2004, Taseko elected to exercise its call rights for the GRT Partnership and issued 7,967,742 shares valued at $2.79 each. Certain directors and officers participated as investors in the GRT Partnership in the aggregate amount of $1,300,000, or about 8% of the financing. These directors and officers received shares as a consequence of Taseko exercising the call right. The acquisition of the GRT Partnership provides Taseko with 100% control of those elements necessary for a mine restart decision and eliminates the royalty entitlement held by the GRT Partnership.

Financial Instruments

Taseko keeps its financial instruments denominated primarily in Canadian dollars and does not engage in any hedging activities with respect to currency. Funds, which are currently excess to Taseko’s needs, are invested in short term near cash investments pending the need for the funds.

Taseko does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2006 year-end, Taseko estimates that the cost of maintaining its corporate administrative activities at approximately $300,000 per month. Accordingly, Taseko’s management estimates that approximately $3.6 million will be needed to maintain its corporate status and assets over the ensuing one-year period excluding Gibraltar Property activities. Taseko had a positive working capital of approximately $6.4 million as of September 30, 2005 and approximately $14.9 million at December 31, 2005, expects to be able to raise sufficient capital through operations and financings to fund the cost of the next two years' administration costs. There is, however, no assurance that Taseko will be able to raise the required funds.

C. Research Expenditures

Taseko is a natural resource expenditure based corporation and does not have a program of intellectual property development or patenting or licensing.

D. Trend Information

As a natural resource exploration company, Taseko’s activities have been mainly event-driven, that is based on exploration successes and failures than seasonal, but it may be seen to be affected by the cyclic nature of metal prices. Trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on Taseko’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources are identified above under the heading “Operating Results” and below in this item.

Copper is a commodity metal used extensively in the housing and automotive industries and accordingly demand for copper varies directly with general economic conditions. Copper prices strengthened throughout 2005. The average price for the year was approximately US$1.62 per pound, compared to US$1.29 per pound in 2004. At March 2006, the copper price is in the range of US$2.20/lb.

Molybdenum prices increased from US$7.60/lb to US$34/lb in 2004. The average molybdenum price in 2005 was US$33/lb. At March 30, 2006, molybdenum oxide prices were in the range of US$23.50/lb.

Gold prices continued an overall uptrend in 2005. The average gold price for 2005 was US$445 per ounce, compared to US$410 per ounce in 2004. At March 30, 2006, the gold price was in the range ofUS$565/oz.

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

F. Tabular Disclosure of Contractual Obligations

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	More than 5 Years
Long-Term Debt Obligations	$ 396,616	$ 214,715	$ 181,901	$ -	$ -
Capital (Finance) Lease Obligations	15,077,139	2,092,334	12,984,805	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	$15,473,755	$2,307,049	$13,166,706	$ -	$ -

Note: The Company has a convertible debenture in the face amount of $17,000,000 (see note 10(c) of the accompanying financial statements) which is not included in the above figures. The Company intends to settle this debenture through the issuance of common shares of the Company. This debenture is currently presented as equity on the balance sheet. Commencing October 1, 2005, as a result of a new Canadian accounting standard which the Company has adopted on that date, the convertible debenture will be presented as a long term liability.

G. Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Nominee Position with the Company and
Province or State and Country of Residence	Period as a Director of the Company
David J. Copeland	Since March 1994
Director
British Columbia, Canada
Barry Coughlan (1), (2), (3)	Since February 2001
Director
British Columbia, Canada
Scott D. Cousens	Since October 1992
Director
British Columbia, Canada
Robert A. Dickinson	Since January 1991
Co-Chairman of the Board of Directors
British Columbia, Canada
David Elliott (1), (2), (3)	Since July 2004
Director
British Columbia, Canada
Russell E. Hallbauer	Since July 2005
President, Chief Executive Officer and
Director
British Columbia, Canada
Wayne Kirk (1), (2), (3)	Since July 2004
Director
California, USA
Jeffrey R. Mason (2), (3)	Since March 1994
Secretary, Chief Financial Officer and Director
British Columbia, Canada
John W. McManus	Since October 2005
Vice President, Operations
Vancouver, BC, Canada
Ronald W. Thiessen	Since October 1993
Co-Chairman of the Board and Director
British Columbia, Canada

Notes:

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the corporate governance committee.

None of our directors or senior management has any family relationship with any other and none were elected as a director or appointed as a member of senior management as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party.

Principal Occupation of Current Management and Directors of Taseko

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

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present

T. BARRY COUGHLAN, BA – Director

Barry Coughlan is a self-employed businessman and financier who has since 1983 been involved in the financing of publicly-traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and/or director of the following companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 2001	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Casamiro Resource Corp	Director	February 1995	August 2002

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present

SCOTT D. COUSENS – Director

Scott D. Cousens provides management, technical and financial services to a number of publicly-traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1992	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	March 1994	September 1994
	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	March 1993	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Director and Co-Chairman

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration -Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration since 1966. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	Present
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Chairman	November 1990	September 2004
	Director	October 2004	Present
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	Present
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	Present
Great Basin Gold Ltd.	Director	May 1986	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chairman	November 2000	Present

DAVID ELLIOTT, B. Comm, CA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation with KPMG LLP. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Mr. Elliott also serves on the boards of the BC Cancer Foundation and the University of BC Alumni Association.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Storage Flow Systems Corp.	Director	May 2002	July 2004

RUSSELL E. HALLBAUER, P.Eng – Director, President and Chief Executive Officer

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy (CIM) since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec.

Within the last five years, Mr. Hallbauer is, or has been, an officer of the following public company:

Company	Positions Held	From	To
Taseko Mines Limited	President and Chief Executive Officer	October 2005	Present

H. WAYNE KIRK, LLB - Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. Mr. Kirk has over 30 years of professional experience, including 10 years of senior executive experience in the mining industry.

Mr. Kirk is a US citizen and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2002, Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004, he spent two years as Special Counsel for the law firm Thelen Reid & Priest, in San Francisco.

During the past five years, Mr. Kirk is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present

JEFFREY R. MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	June 1998	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present

JOHN McMANUS – Vice-President, Operations

John McManus is a dual US and Canadian citizen and holds a Bachelor of Science degree in Mining Engineering from The Colorado School of Mines. From graduation in 1982 until joining Teck Corporation in 1992, Mr. McManus held progressive mining engineering and supervisory positions with Cominco, Strato Geological Services, Denison Mines, and Westar Mining Ltd. Mr. McManus joined Teck Corporation in 1992 as Superintendent of Engineering at the Quintette coal mine, relocated to Teck’s Elkview Coal mine as General Superintendent in 1995, relocated to Teck’s Bullmoose coal mine as Mine Manager in 1997, and relocated to Elk Valley Coal Corporation’s Coal Mountain Operation as General Manager in 2003.

Mr. McManus, as Vice-President, Operations is responsible for oversight of the Gibraltar mine and for all operational and permitting issues regarding the advancement of the Prosperity and Harmony projects.

Mr. McManus is an officer of the following public company:

Company	Positions Held	From	To
Taseko Mines Limited	Vice-President, Operations	October 2005	Present

RONALD W. THIESSEN, CA – Co-Chairman of the Board and Director

Ronald W. Thiessen is a Chartered Accountant, with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006

Company	Positions Held	From	To
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	Present

B. Compensation

During Taseko’s financial year ended September 30, 2005 the aggregate direct remuneration paid or payable to Taseko’s directors and senior officers by Taseko and its subsidiaries, all of whose financial statements are consolidated with those of Taseko, was $311,961. This figure includes any portion of remuneration received by the named person as an officer or employee of Hunter Dickinson Inc. that is attributable to Taseko’s affairs. The direct remuneration paid or payable to Company’s directors and senior officers by subsidiaries of Taseko, whose financial statements are not consolidated with those of Taseko was $nil.

Russell E. Hallbauer, President, Chief Executive Officer and director, Jeffrey R. Mason, Secretary, Chief Financial Officer and director, John W. McManus, Vice President of Operations and Ronald W. Thiessen, former President and Chief Executive Officer and a current director are each a "Named Executive Officer" of Taseko for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Shares or
				Other		Units
NAMED EXECUTIVE				Annual	Securities	Subject to
OFFICERS				Compen-	Under Options	Resale	LTIP	All Other
Name and Principal		Salary	Bonus	sation	Granted	Restrictions	Payouts	Compensation
Position	Year	($)	($)	($)	(#)	($)	($)	($)
Russell E. Hallbauer(1)	2005	79,135	Nil	Nil	780,000(4)	Nil	Nil	Nil
Current President and
Chief Executive Officer

		Annual Compensation			Long Term Compensation
					Awards		Payouts
						Shares or
				Other		Units
NAMED EXECUTIVE				Annual	Securities	Subject to
OFFICERS				Compen-	Under Options	Resale	LTIP	All Other
Name and Principal		Salary	Bonus	sation	Granted	Restrictions	Payouts	Compensation
Position	Year	($)	($)	($)	(#)	($)	($)	($)
Ronald W. Thiessen(2)	2005	38,418	Nil	Nil	Nil	Nil	Nil	Nil
Former President and	2004	48,576	Nil	Nil	780,000(3)	Nil	Nil	Nil
Chief Executive Officer	2003	37,175	Nil	Nil	Nil	Nil	Nil	Nil
Jeffrey R. Mason	2005	26,085	Nil	Nil	Nil	Nil	Nil	Nil
Secretary and Chief	2004	36,027	Nil	Nil	780,000(3)	Nil	Nil	Nil
Financial Officer	2003	28,785	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Mr. Hallbauer was appointed as President and Chief Executive Officer on July 10, 2005.
(2)	Mr. Thiessen resigned as President and Chief Executive Officer on July 10, 2005.
(3)

These options were granted as follows: 280,000 on October 10, 2003 at an exercise price of $0.55 per Share and expire on September 29, 2006; 200,000 May 20, 2004 at an exercise price of $1.36 per Share and expire on September 29, 2006; 300,000 on September 24, 2004 at an exercise price of $1.40 per Share and expire on September 20, 2006.

(4)	These options were granted on May 31, 2005 at an exercise of $1.15 per Share and expire on September 28, 2010.
(5)	Mr. McManus did not become an Officer of the Company until October 2005.

Long-Term Incentive Plan Awards

Long term incentive plan (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year”. LTIP’s do not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

The Company has a share purchase option plan approved by the shareholders at the Company’s annual general meeting held on March 22, 2006, that allows the Company to grant a maximum of 12% of the issued and outstanding common shares of the Company at the time an option is granted, less common shares reserved or issued in the plan, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The share options granted to the Named Executive Officers during the financial year ended September 30, 2005 were as follows:

Option Grants During the Most Recently Completed Financial Year

Market Value of
Securities
	Securities	% of Total		Underlying
NAMED EXECUTIVE	Under Options	Options Granted	Exercise or	Options on the
OFFICERS	Granted	to Employees in	Base Price	Date of Grant
Name	(#)	Financial Year	($/Security)	($/Security)	Expiration Date
Russell E. Hallbauer	780,000	38.2%	$1.15	$1.15	September 28, 2010
Ronald W. Thiessen	Nil	NA	NA	NA	NA
Jeffrey R. Mason	Nil	NA	NA	NA	NA

The share options exercised by the Named Executive Officers during the financial year ended September 30, 2005 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

			Unexercised Options at	Value of Unexercised in-the-
	Securities		FY-End	Money Options at FY-End
NAMED EXECUTIVE	Acquired on	Aggregate Value	(#)	($)
OFFICERS	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable
Russell E. Hallbauer	Nil	Nil	260,000 / 520,000	36,400 / 72,800
Ronald W. Thiessen	Nil	Nil	780,000 / Nil	207,200 / Nil
Jeffrey R. Mason	Nil	Nil	780,000 / Nil	207,200 / Nil

No share options were repriced on behalf of the Named Executive Officers during the financial year ended September 30, 2005.

Defined Benefit or Actuarial Plan Disclosure

There are no defined benefit or actuarial plans in place for the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer other than Mr. Hallbauer, who has an employment agreement with Hunter Dickinson Inc. and who is seconded to the Company.

There are no compensatory plan(s) or arrangement(s) with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

To December 31, 2004, each director of the Company whether or not an executive officer, was paid an annual director’s fee of $2,400 and an additional fee of $600 for each meeting of directors attended. Each director who was a member of a committee received $2,400 for each committee of which he or she was a member and an additional fee of $600 for each committee meeting attended.

Effective January 1, 2005, the Board changed the compensation to $45,000 annually for each independent director plus an additional $5,000 for the Audit Committee’s Chairperson and $3,000 each for other Committee Chairperson. Executive officers do not receive additional compensation for serving as a director.

Russell E. Hallbauer was the only director who received options under the Company’s share option plan in his capacity as a director and an executive officer during the financial year ended September 30, 2005. See particulars of Mr. Hallbauer’s grant of options to purchase shares under the heading “Options”

C. Board Practices

All directors were re-elected at the March 2006 annual general meeting and have a term of office expiring at the next annual general meeting of Taseko scheduled for March 2006. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Committees of the Board of Directors

The Policies suggest that (i) committees of the board of directors of a listed corporation (other than the audit committee) generally be composed of at least a majority of independent directors (and preferably all independents) and that (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the corporation’s approach to governance issues, (iii) under the audit committee instrument, the audit committee of every board of directors must be composed only of independent directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management’s system of internal control, (iv) the audit committee have direct access to the corporation’s external auditor, and (v) the board of directors appoint a committee, of whom the majority are independent, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

Taseko’s Board has to date established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The Board has adopted a charter for the Audit Committee in accordance with Canadian Multilateral Instrument 52-110 Audit Committees, (“MI 52-110”), the Canadian regulatory policy respecting audit committees, in carrying out its audit and financial review functions. The text of the audit committee charter (excluding specified definitions of independence and financial literacy under stock exchange policies and securities law) is available on Taseko’s website. The Audit Committee reviews all financial statements of the Company prior to their publication, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and approves fees for audit services. The Audit Committee meets both separately with auditors (without management present) as well as with management present. The meetings with the auditors discuss the various aspects of the Company’s financial presentation in the areas of audit risk and Canadian and U.S. generally accepted accounting principles.

The Company’s Audit Committee is currently comprised of Barry Coughlan, David Elliott and Wayne Kirk, all of whom are independent as defined in MI 52-110. All members of the Audit Committee are “financially literate” as defined in MI 52-110. The audit committee typically meets quarterly.

Compensation Committee

The Board has established a Compensation Committee, comprised of Barry Coughlan, David Elliott, Wayne Kirk and Jeffrey R. Mason, three of whom are independent as defined in MI 52-110. The Board has adopted a charter for the Compensation Committee which is also available for viewing at the Company’s website.

The compensation function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and to the Directors, to review the performance of the Company’s executive officers, and to make recommendations on compensation to the Board. In addition, the Committee reviews annually the compensation plans for the Company’s non-executive staff. The Compensation Committee delivered management and director compensation recommendations to the Board late in 2005 based on advice from an independent consulting firm.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of four Directors (namely Barry Coughlan, David Elliott, Wayne Kirk and Jeffrey Mason), three of whom are independent Directors as defined in MI 52-110 for the reasons described above.

The Board has adopted a charter for the Nominating and Corporate Governance Committee in carrying out its duties. This charter is available for viewing at the Company’s website.

The Nominating and Corporate Governance Committee has been given the responsibility of developing the Company’s approach to corporate governance. This Committee has prepared a governance policies and procedures manual to assist members of the Board, management and employees in carrying out their duties. The Corporate Governance Committee reviews with management the prevailing rules and policies in effect from time to time that are applicable to governance of the Company in order to ensure that the Company remains in compliance with all prescribed legal requirements.

The nominating function of the Nominating and Corporate Governance Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of director of the Company. The Committee has developed a written self-evaluation procedure for assessing and evaluating the effectiveness of the Board as a whole. This function is carried out annually by the Nominating and Corporate Governance Committee, whose evaluations and assessments are then provided to the Board of Directors in connection with its responsibility to evaluate the Board and nominate persons as nominees for the position of director of the Company.

D. Employees

At March 30, 2006, Taseko had 14 direct employees working at Gibraltar. Taseko’s administrative and exploration functions are primarily administered through Hunter Dickinson Inc. (see Item 7). The workforce at the Gibraltar mine is provided primarily by the Company's partner at the Gibraltar mine, Ledcor. At March 30, 2006, approximately 250 persons were employed at the Gibraltar mine.

E. Share Ownership

The following table sets out the share ownership as at March 30, 2006 of Taseko’s directors and senior management and includes the details of all options or warrants to purchase shares of Taseko held by such persons:

			Percentage of
			Issued and
	Common Shares		Outstanding
Name of Director or Senior	Beneficially Owned or	Incentive Stock	Shares Owned
Officer	Controlled (1)	Options Held	(1), (2)
David J. Copeland	460,045 Common	780,000 Options (3)	0.42%
Director	Shares
Barry Coughlan	20,000 Common	250,000 Options (4)	0.02%
Director	Shares
Scott D. Cousens	110,666 Common	780,000 Options (3)	0.10%
Director	Shares
Robert A. Dickinson	500,000 Common	500,000 Options (5)	0.46%
Co-Chairman of the Board of	Shares
Directors
David Elliott	40,000 Common	100,000 Options (6)	0.04%
Director	Shares
Russell E. Hallbauer	153,000 Common	780,000 Options (7)	0.14%
President, Chief Executive Officer	Shares
and Director
Wayne Kirk	30,000 Common	240,000 Options (8)	0.01%
Director	Shares

Jeffrey R. Mason	Nil Common Shares	270,000 Options (9)	Nil
Secretary, Chief Financial Officer
and Director

Percentage of
Issued and
	Common Shares		Outstanding
Name of Director or Senior	Beneficially Owned or	Incentive Stock	Shares Owned
Officer	Controlled (1)	Options Held	(1), (2)
John W. McManus	Nil Common Shares	300,000 Options (10)	Nil
Vice President, Operations
Ronald W. Thiessen	883,346 Common	780,000 Options (3)	0.80%
Co-Chairman of the Board and	Shares
Director
TOTAL HELD BY	2,197,057 Shares	4,780,000 Options	1.99%
DIRECTORS AND SENIOR
MANAGEMENT

Notes:

(1)	Does not include any shares that may be acquired upon exercise of stock options.

(2)	Based on 111,518,327 common shares issued and outstanding as of March 30, 2006.

(3)

Mr. Copeland, Mr. Cousens and Mr. Thiessen each hold options to purchase 280,000 Common Shares at an exercise price of $0.55 per Share expiring on September 29, 2006, 200,000 Common Shares at $1.36 per Share expiring on September 29, 2006 and 300,000 Common Shares at $1.40 per Share expiring on September 20, 2006.

(4)

Mr. Coughlan holds options to purchase 50,000 Common Shares at an exercise price of $0.55 per Share expiring on September 29, 2006, 100,000 Common Shares at $1.36 per Share expiring on September 29, 2006 and 100,000 Common Shares at $1.40 per Share expiring on September 20, 2006.

(5)

Mr. Dickinson holds options to purchase 200,000 Common Shares at an exercise price of $1.36 per Share expiring on September 29, 2006 and 300,000 Common Shares at $1.40 per Share expiring on September 20, 2006.

(6)	Mr. Elliott holds options to purchase 100,000 Common Shares at an exercise price of $1.40 per Share expiring on September 20, 2006.

(7)	Mr. Hallbauer holds options to purchase 780,000 Common Shares at an exercise price of $1.15 per Share expiring on September 28, 2010.

(8)

Mr. Kirk holds options to purchase 140,000 Common Shares at an exercise price of $1.36 per Share expiring on September 29, 2006 and 100,000 Common Shares at $1.40 per Share expiring on September 20, 2006.

(9)	Mr. Mason holds options to purchase 270,000 Common Shares at $1.40 per Share expiring on September 20, 2006.

(10)	Mr. McManus holds options to purchase 300,000 Common Shares at an exercise price of $1.15 per Share expiring on September 28, 2010.

(b) Share Incentive Plan

Taseko has a Share Incentive Plan which reserves up to 12% of the outstanding number of shares for issuance. The Company’s 2006 Plan was approved and ratified by shareholders at the Company’s annual general meeting held on March 22, 2006. Under the 2006 Plan, the total number of Common Shares reserved for share incentive options for granting at the discretion of the Company’s board of directors to eligible optionees (the “Optionees”) is equal to twelve (12%) percent of the issued and outstanding Common Shares in the capital stock of the Company from time to time (approximately 13,382,199 Common Shares at the date hereof). As at March 30, 2006, 7,942,700 (approximately 7.1% of the current issued and outstanding Common Shares) options are outstanding under the 2006 Plan. There remain only a further 5,439,499 (approximately 4.9% of the current issued and outstanding Common Shares) Common Shares available for granting as options under the 2006 Plan.

The TSX permits a company to have a share option plan with a rolling maximum based on a percentage of a company’s outstanding securities. In addition, certain amendments to the options are permitted if the ability to amend the option is contained in the share option plan approved by shareholders.

Under the 2006 Plan, as the outstanding options are exercised and the issued and outstanding Common Shares of the Company increases, the percentage of options available for granting to eligible Optionees will increase however, all validly outstanding options under the 2004 Plan will be counted as if they had been issued under the 2006 Plan for calculating what may yet be issued under the 2006 Plan.

The following is a summary of the material terms of the 2006 Plan:

(a)

persons who are directors, officers, employees, consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the 2006 Plan;

(b)	all options granted under the 2006 Plan are non-assignable and non-transferable and may have a maximum term of up to 10 years;
(c)

for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(d)

if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed or act as an officer or director (30 days if the Optionee is engaged in investor relations activities);

(e)

the exercise price of the option is established by the board of directors at the time of the option is granted, subject to a the minimum exercise price of not less than the Market Price (as defined in the policies of TSX but generally speaking that is the undiscounted volume weighted five day average price);

(f)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in a one year period; and
(g)	subject to the policies of the TSX, the 2006 Plan may be amended without shareholder approval to:
	(i)	make amendments which are of a “housekeeping” or clerical nature only;
	(ii)	change the vesting provisions of an option;
	(iii)	change the termination provision of an option granted hereunder which does not entail an extension beyond the original expiry date of such option; and
	(iv)	make such amendments as reduce, and do not increase, the benefits of the 2006 Plan to potential option recipients.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Major Shareholders

Taseko is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Taseko’s knowledge, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Taseko, the only class of securities with voting rights. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

Geographic Breakdown of Shareholders

As of March 30, 2006, Taseko’s register of shareholder indicates that Taseko’s common shares are held as follows:

	Number of
	Registered
	Shareholders of		Percentage of Total
Location	Record	Number of Shares	Shares
Canada	134	93,722,977	84.0%
United States	453	16,380,183	14.7%
Other	10	1,415,467	1.3%
TOTAL	595	111,518,327	100.0%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Transfer Agent

Taseko's securities are recorded on the books of its transfer agent, Computershare Trust Company of Canada located at 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 (604) 661-0271 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Taseko does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of its knowledge, Taseko is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. There are no arrangements known to Taseko which, at a subsequent date, may result in a change in control of Taseko.

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act, "insiders" (generally officers, directors and holders of 10% or more of Taseko's shares) are required to file insider reports of changes in their ownership in the first 10 days following a trade in Taseko's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca). Commencing in 2002 in British Columbia all insider reports must be filed electronically 10 days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B. Related Party Transactions

Except as disclosed below, Taseko has not since October 1, 2004, being the beginning of Taseko’s most recently completed fiscal year, entered into or made, and does not propose to enter into or make:

(1)	any transaction with a related party which is either material to Taseko or the related party;

(2)	any transaction with a related party which is unusual in its nature or conditions, involving goods, services or tangible or intangible assets;

(3)	any loans or guarantees directly by Taseko or through any of its subsidiaries to or for the benefit of any related party.

For the purposes of this Item 7.B, the following definitions apply:

(a)	“associate” means any unconsolidated enterprises in which the Company has significant influence or which has significant influence over the Company; and

(b)	“related party” includes any of the following persons:

	(i)	enterprises that, directly or indirectly through one or more intermediaries, control or are controlled by or under common control with the Company;

	(ii)	associates of the Company;

	(iii)	individuals owning, directly or indirectly, shares of the Company that gives them significant influence over the Company and close members of such individuals’ family;

(iv)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals families; or

(v)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

(c)

“significant influence over an enterprise” means the power to participate in the financial and operating policy decisions of the enterprise but is less than control over these policies. Shareholders beneficially owning a 10% interest in the voting power of a company are presumed to have a significant influence on the company.

(a) Arrangements with Hunter Dickinson Inc.

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Taseko reimburses HDI on a full cost-recovery basis.

The Company has fourteen (14) full time employees at the Gibraltar Mine. Other management and administrative services are provided to the Company by HDI pursuant to a geological, corporate development, administrative and management services agreement dated for reference December 31, 1996. HDI is a private company owned equally by nine publicly traded exploration and mining companies (one of which is the Company) and is managed by persons, the majority of whom are also directors of the Company. HDI is one of the largest independent mining exploration groups in North America and as of March 30, 2006, employed or retained on a substantially full-time basis, 23 geoscientists, including six with advanced degrees (two PhD’s and five M.Sc’s), eight professional geologists (PGeo), and four professional engineers (PEng); six engineers, including four mining engineers and one civil engineer, all with professional engineer designations; one professional agrologist, one biologist (MSc); 11 accountants (including six Chartered Accountants, one CMA and two CGAs) and 28 administrative and support personnel. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Brazil, Nevada, Mexico and South Africa. HDI allocates the cost of staff input into projects, such as the Gibraltar project, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm’s-length suppliers. The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI’s services are being retained by such participating company. However, a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice.

Costs for services rendered by HDI to the Company were approximately $1,223,000 in fiscal 2005 as compared to approximately $807,000 in fiscal 2004, an increase primarily related to the increased activity of the Company.

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

Glencore Ltd. ("Glencore") purchases the whole of the copper concentrates produced by the Gibraltar mine pursuant to the terms of a written contract (the "Contract"). Gibraltar Mines Ltd. and Glencore have a dispute concerning the interpretation of the Contract. Glencore asserts that the Contract provides that the price to be paid for the concentrates should be reduced by a deduction referred to as "price participation". Gibraltar asserts that the Contract does not provide for any such deduction. To December 31, 2005, Glencore has withheld approximately US$3.3 million from invoices rendered by Gibraltar and is claiming repayment of a further US$0.5 million, on the basis of its interpretation of the Contract. Of this amount, US$1.6 million was withheld during the quarter ended December 31, 2005.

The dispute is set for arbitration in London, England, in June 2006. If Gibraltar is successful in the arbitration, and there is no appeal, then Gibraltar should immediately receive the full amount that has been withheld by Glencore. While Taseko believes in the merits of its position and case, there can be no certainty of the ultimate outcome of the arbitration. An unsuccessful resolution of the arbitration may result in Taseko foregoing the amounts currently withheld by Glencore and further future “price participation” deductions.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Taseko are being retained for exploration and operations at its Projects.

B. Significant Changes

Taseko has not experienced any significant changes since the date of the financial statements included with this Registration Statement except as disclosed in this Annual Report on Form 20-F.

ITEM 9 THE OFFER AND LISTING

A. Offer and Listing Details

Trading Markets

The Company's shares are traded in Canada on the Toronto Stock Exchange under the symbol TKO. Prior to March 8, 2006, the Company’s shares were traded in Canada on the TSX Venture Exchange. In the United States, the Company's shares were traded on the OTCBB under the symbol TKOCF until October 3, 2004, after which date the Company's shares commenced trading on the American Stock Exchange under the symbol TGB.

The following table sets forth the high and low market prices of the Company’s common shares during the periods indicated.

	TKO.TO			TGB and TKOCF
	High	Low	Volume	High	Low	Volume
	Canadian Dollars			U.S. Dollars
Last six months
March 2006	$ 2.73	$ 1.91	519,364	$ 2.13	$ 1.69	771,641
February 2006	$ 2.37	$ 1.85	508,275	$ 2.07	$ 1.60	1,172,389
January 2006	$ 2.07	$ 1.44	601,366	$ 1.81	$ 1.24	1,697,200
December 2005	$ 1.43	$ 1.12	256,555	$ 1.24	$ 0.99	1,976,300
November 2005	$ 1.30	$ 1.06	113,318	$ 1.10	$ 0.90	210,300
October 2005	$ 1.36	$ 1.10	89,525	$ 1.16	$ 0.93	106,700
September 2005	$ 1.39	$ 1.02	146,600	$ 1.20	$ 0.88	414,200

By fiscal quarter
Quarter ended December 31, 2005	$ 1.43	$ 1.06	153,133	$ 1.24	$ 0.90	764,433
Quarter ended September 30, 2005	$ 1.50	$ 1.02	132,279	$ 1.26	$ 0.81	211,067
Quarter ended June 30, 2005	$ 1.64	$ 1.02	127,101	$ 1.34	$ 0.80	169,567
Quarter ended March 31, 2005	$ 2.01	$ 1.40	242,066	$ 1.77	$ 1.15	243,733
Quarter ended December 31, 2004	$ 2.14	$ 1.63	142,192	$ 1.85	$ 1.32	225,733
Quarter ended September 30, 2004	$ 2.03	$ 1.28	156,198	$ 1.60	$ 0.98	529,100
Quarter ended June 30, 2004	$ 2.33	$ 1.23	165,121	$ 1.79	$ 0.88	198,567
Quarter ended March 31, 2004	$ 3.01	$ 1.65	387,951	$ 2.30	$ 1.33	239,767
Quarter ended December 31, 2003	$ 2.15	$ 0.42	552,515	$ 1.67	$ 0.31	167,500

By fiscal year
Year ended September 30, 2005	$ 2.14	$ 1.02	160,910	$ 1.85	$ 0.80	212,525
Year ended September 30, 2004	$ 3.01	$ 0.42	315,446	$ 2.30	$ 0.31	283,733
Year ended September 30, 2003	$ 0.65	$ 0.25	40,137	$ 0.44	$ 0.19	56,300
Year ended September 30, 2002	$ 0.85	$ 0.36	19,783	$ 0.60	$ 0.23	116,192
Year ended September 30, 2001	$ 1.80	$ 0.52	5,231	$ 1.25	$ 0.11	80,267

B. Plan of Distribution

Not applicable.

C. Markets

The Company trades, or has traded, on the following markets

Jurisdiction	Exchange	Stock Symbol	From	To
Canada	TSX Venture Exchange (“TSXV”) (successor exchange to the Vancouver Stock Exchange and the CDNX Exchange)	TKO	March 10, 1969	March 7, 2006
Canada	Toronto Stock Exchange (“TSX”)	TKO	March 8, 2006	Present
United States	National Association of Securities Dealers Automated Quotation System (“NASDAQ”) Regular Market		March 1992	November 29, 1994
United States	National Association of Securities Dealers Automated Quotation System (“NASDAQ”) National Market		November 30, 1994	July 5, 2001
United States	Over The Counter Bulletin Board (“OTCBB”)	TKOCF	July 6, 2001	October 3, 2004
United States	American Stock Exchange	TGB	October 4, 2004	Present

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A. Share Capital

Not required in an annual report.

B. Memorandum and Articles of Association

The following is a summary of certain material provisions of (i) Taseko’s new Articles, as adopted by shareholders, and (ii) certain provisions of the Business Corporations Act applicable to Taseko:

1. Objects and Purposes

Taseko's Memorandum and Articles do not specify objects or purposes. Taseko is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

2. Directors

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

According to the Business Corporations Act, a director holds a disclosable interest in a contract or transaction if:

1.	the contract or transaction is material to the company;

2.	the company has entered, or proposes to enter, into the contract or transaction, and

3.	either of the following applies to the director:

	a.	the director has a material interest in the contract or transaction;

	b.	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction if:

1.

the situation that would otherwise constitute a disclosable interest arose before the coming into force of the Business Corporations Act or, if the company was recognized under the Business Corporations Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

	a.	applied to the company on or after the date on which the situation arose; and

	b.	is comparable in scope and intent to the provisions of the Business Corporations Act;

2.	both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;

3.	the company is a wholly owned subsidiary of the other party to the contract or transaction;

4.	the other party to the contract or transaction is a wholly owned subsidiary of the company; or

5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

The Business Corporations Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1.

the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2.	the contract or transaction relates to an indemnity or insurance;

3.

the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company;

4.

the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Under Taseko’s Articles, a director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which Taseko has entered or proposes to enter:

1.	is liable to account to Taseko for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act;

2.

is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution;

3.

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act. No director or intended director is disqualified by his or her office from contracting with Taseko either with regard to the holding of any office or place of profit the director holds with Taseko or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of Taseko in which a director is in any way interested is liable to be voided for that reason

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders by ordinary resolution. The Business Corporations Act provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of Taseko or of an affiliate of Taseko.

Borrowing powers exercisable by the directors.

Under the Articles, the directors may, on behalf of Taseko:

1. Borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2. Issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of Taseko or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3. guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4. mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of Taseko.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to Taseko under its Memorandum or its Articles or the Business Corporations Act.

Number of shares required for a director’s qualification.

Directors need not own any shares of Taseko in order to qualify as directors.

3. Rights, Preferences and Restrictions Attaching to Each Class of Shares

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Taseko is, or would thereby become, insolvent.

Voting Rights

Each Taseko share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. Directors automatically retire at each annual meeting, and may be elected thereat. There are no staggered directorships among Taseko’s directors. There are no cumulative voting rights applicable to Taseko.

Rights to Profits and Liquidation Rights

All common shares of Taseko participate rateably in any net profit or loss of Taseko and shares rateably any available assets in the event of a winding up or other liquidation.

Redemption

Taseko has no redeemable securities authorized or issued.

Sinking Fund Provisions

Taseko has no sinking fund provisions or similar obligations.

Shares Fully Paid

All Taseko shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

There are no pre-emptive rights applicable to Taseko which provide a right to any person to participate in offerings of Taseko's equity or other securities

With respect to the rights, preferences and restrictions attaching to Taseko’s common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of Taseko’s shares.

4. Changes to Rights and Restrictions to Shares

The Business Corporations Act provides that a company may, by the type of shareholders' resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

i)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

ii)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Taseko’s Articles provide that, subject to the Business Corporations Act, Taseko may by ordinary resolution or a resolution of the directors (or a resolution of the directors in the case of §(c) or §(f) below):

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that Taseko is authorized to issue out of any class or series of shares or establish a maximum number of shares that Taseko is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if Taseko is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify a special resolution.

An ordinary resolution is a resolution of shareholders that is approved by a majority of those votes cast at a properly constituted meeting of shareholders. The Articles provide that a special resolution is a resolution of shareholders that is approved by two thirds (66 2/3%) of those votes cast at a properly constituted meeting of shareholders.

If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class or series by a special separate resolution will be required.

The Business Corporations Act also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5. Meetings of Shareholders

The Articles provide that Taseko must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of Taseko. Shareholders meetings are governed by the Articles of Taseko but many important shareholder protections are also contained in the Securities Act (British Columbia) (the “Securities Act”) and the British Columbia Corporations Act. The Articles provide that Taseko will provide at least 21 days' advance written notice of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

The Securities Act and the British Columbia Corporations Act superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Taseko makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act and the British Columbia Corporations Act . This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Taseko must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual Meeting must be held and the percentage of shareholders required to call an annual Meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6. Rights to Own Securities

There are no limitations under Taseko's Articles or in the Business Corporations Act on the right of persons who are not citizens of Canada to hold or vote common shares.

7. Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

Taseko’s Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of Taseko. Taseko has not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. Taseko does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Taseko's material agreements giving special rights to any person on a change in control.

The Business Corporations Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of a company.

Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

8. Ownership Threshold Requiring Public Disclosure

The Articles of Taseko do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Taseko's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Taseko but the Securities Act requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Effective January 31, 2003 all insider trading reports filed by Taseko’s insiders pursuant to Canadian securities legislation are available on the Internet at www.sedi.ca.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9. Differences in Law between the US and British Columbia

Differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

10. Changes in the Capital of the Company

There are no conditions imposed by Taseko’s Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

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

(n)

Operating Agreement dated September 28, 2004 between Ledcor Mining Ltd. and Gibraltar Mines Ltd. This information has been previously reported and is incorporated by reference to the Company’s Form 20-F — Annual Report for the fiscal year ended September 30, 2004 filed with the Securities and Exchange Commission on April 15, 2005.

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

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. Common shares of Taseko would be considered taxable Canadian property.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income,"

which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. In addition, Taseko expects to qualify as a PFIC for the fiscal year ending September 30, 2005 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Taseko is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Taseko, Suite 1020 –800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Taseko at 604-684-6365, attention: Shirley Main. Copies of Taseko’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at

www.SEDAR.com. Taseko’s only material subsidiary, Gibraltar Mines Ltd., is also a British Columbia corporation and the foregoing discussion of articles and memorandum is generally applicable.

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

The Company’s revenues and treatment and transportation charges are substantially denominated in US dollars, whereas all other expenses are substantially denominated in Canadian dollars. Accordingly, a 10% increase in the US dollar against the Canadian dollar would result in an increase in earnings of approximately $7.4 million.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

C. Interest Rate Risk and Equity Price Risk

The Boliden Debenture, an obligation of the Company, is non-interest bearing.

The Company's royalty obligation amounting to approximately $68.8 million at September 30, 2005 and $66.1 million at December 31, 2005, is secured by a promissory note held by the Company.

The Company has routine vehicle loans and leases amounting to approximately $180,000 which are subject to interest rate risk.

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

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), Taseko’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of September 30, 2005, being the date of Taseko’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of Taseko’s Chief Executive Officer, Russell E. Hallbauer, and Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, Taseko’s Chief Executive Officer and Chief Financial Officer concluded that Taseko’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by Taseko in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Securities and Exchange Commission.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed a registrant’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including Taseko’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the most recently completed fiscal year ended September 30, 2005, there were no changes in Taseko’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, Taseko’s internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16 AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A. Audit Committee Financial Expert

Taseko’s board of directors has determined that David M.S. Elliott, who is a Canadian Chartered Accountant, is an “audit committee financial expert” as defined by the rules of the SEC. The board of directors has also determined that Mr. Elliott is "independent", as the term is defined by the American Stock Exchange which is a national securities exchange.

B. Code of Ethics

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer, and other members of senior management. The Code of Ethics was filed as an exhibit to the Form 20-F registration statement filed by the Company on December 17, 2005 and is available for viewing on the Company’s website at www.tasekomines.com.

C. Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services

	Year ended	Year ended
	September 30,	September 30,
Services:	2005	2004
Audit services	100,000	$52,000
Audit-related services	4,000	–
Tax services	10,000	15,000
All other services	-	5,000
	$114,000	$72,000

Audit Fees consist of the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

Audit-Related Fees consist of the aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under paragraph (a) of this Item.

Tax Fees consist of the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

All Other Fees consist of the aggregate fees billed for products and services provided by the principal accountant, other than the services reported in paragraphs (a) through (c) of this Item.

The Company has procedures for the review and pre-approval of any services performed by KPMG LLP. The procedures require that all proposed engagements of KPMG LLP for audit and non-audit services are submitted to the audit committee for approval prior to the beginning of any such services. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

D. Exemptions from Listing Standards for Audit Committees

Not applicable.

E. Purchases Of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17 FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of the Independent Registered Public Accounting Firm on the consolidated balance sheets as at September 30, 2005 and 2004, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended September 30, 2005;

(2)	Consolidated balance sheets as at September 30, 2005 and 2004;

(3)	Consolidated statements of operations for each of the years in the three year period ended September 30, 2005;

(4)	Consolidated statements of deficit for each of the years in the three year period ended September 30, 2005;

(5)	Consolidated statements of cash flows for the periods referred to in (3) above;

(6)	Notes to the consolidated financial statements;

ITEM 18 FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19 EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit
Number	Description

1.01	Certificate of Incorporation dated July 1991 (1)

1.02	Articles dated July 1991 (1)

1.03	Notice of Articles dated January 2005 (1)

1.04	Notice of Article issued February 10, 2006

4.01

Convertible Debenture July 21, 1999 in the principal amount of CDN $17,000,000 issued by Gibraltar to Boliden Westmin (Canada) Limited pursuant to the acquisition of the Gibraltar Mine (see Item 4 "The Gibraltar Mine") filed with 20-F in March 30, 2000. (1)

4.02

Geological Management and Administration Services Agreement dated for reference December 31, 1996 filed with Form 20-F for fiscal year 1999 on March 30, 2000 (See Item 7 "Related Party Transactions"). (1)

4.03	2006 Share Option Plan dated for reference March 22, 2006 (See Item 6 "Share Incentive Plan").

4.04

Arrangement Agreement dated February 22, 2001 among Taseko, Misty Mountain Gold Limited and Gibraltar Mines Ltd., whereby Taseko caused Gibraltar to acquire the 3 million ounce Harmony Gold Project in consideration of the issuance of Preferred Shares of Gibraltar which are convertible into shares of Taseko in the event of a liquidation event in connection with the Harmony Gold Project (see Item 4) (filed with Taseko’s Annual Report on Form 20-F for the year ended September 30, 2000 filed on March 31, 2001). (1)

4.05

Memorandum of Agreement dated for reference December 1, 2000 pursuant to which Procorp Services Limited Partnership ("Procorp") and Taseko have agreed that Procorp will seek to finance engineering of a processing plant using the CESL technology and other services in consideration of $900,000 US cash (initial payment made), $900,000 cash on successful start up of the Gibraltar mine plus 3.4 million Taseko Warrants, subject to regulatory acceptance (filed with Taseko’s Annual Report on Form 20-F for the year ended September 30, 2000 filed on March 31, 2001). (1)

4.06	Joint Venture Agreement with the GRT Limited Partnership, Put/Call Agreement among the partners of GRT Limited Partnership and Taseko dated December 30, 2003. (2)

4.07	Guarantee Agreement between Taseko and Province of British Columbia dated December 30, 2003. (2)

Exhibit
Number	Description

4.08

Guarantee Bonus Agreement dated December 30, 2003 whereby Taseko will issue 225,000 shares to certain insiders in consideration of them back-stopping Taseko’s Guarantee Agreement with the Province of British Columbia as described in Item 7. (2)

4.09

Farm-In Agreement with Northern Dynasty Minerals Ltd and Rockwell Ventures Inc whereby these related party companies expended $850,000 exploring Gibraltar’s mineral properties and subsequently sold the earned interests in the properties to Taseko for 304,660 Taseko shares valued at $2.79 each, as described in Item 7. (2)

4.10	Royalty Agreement dated September 29, 2004 between Gibraltar Mines Ltd., Wilshire Financial Services Inc. (4)

4.11

Call Option Agreement dated September 29, 2004. among: 688888 B.C. Ltd., Red Mile Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership, and Wilshire (GP) No. 2 Corporation, in its capacity as general partner on behalf of all of the partners of Red Mile Resources No. 2 Limited Partnership. (4)

4.12	Funding Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc. (4)

4.13	Funding Pledge Agreement dated September 29, 2004 between Wilshire Financial Services Inc., Gibraltar Mines Ltd. and Alberta Capital Trust Corporation. (4)

4.14	Indemnification Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc. (4)

4.15

Pledge, Priorities and Direction Agreement dated September 29, 2004 among Red Mile Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership, and Wilshire (GP) No. 2 Corporation, in its capacity as general partner on behalf of all of the partners of Red Mile Resources No. 2 Limited Partnership, Gibraltar Mines Ltd., 688888 B.C. Ltd., Wilshire Financial Services Inc, Alberta Capital Trust Corporation, Wilshire (GP) No. 2 Corporation, Red Mile Resources Inc., and all of the Limited Partners of Red Mile Resources Fund Limited Partnership. (4)

4.16

General Partner Share Purchase Agreement between Red Mile Resources Inc. as general partner on behalf of Red Mile Resources Fund Limited Partnership, Wilshire (GP) No. 2 Corporation as general partner on behalf of Red Mile Resources No. 2 Limited Partnership, Gibraltar Mines Ltd., 688888 BC Ltd. as Optionee dated September 29, 2004. (4)

4.17	Fee Agreement dated September 29, 2004 between Red Mile Resources Fund Limited Partnership and Taseko Mines Limited. (4)

4.18

Shortfall Agreement between Red Mile Resources Inc. as general partner on behalf of Red Mile Resources Fund Limited Partnership, Wilshire (GP) No. 2 Corporation as general partner on behalf of Red Mile Resources No. 2 Limited Partnership, Wilshire Financial Services Inc., Gibraltar Mines Ltd. (4)

Exhibit
Number	Description

4.19	Operating Agreement dated September 28, 2004 between Ledcor Mining Ltd. and Gibraltar Mines Ltd. (3)

11.01	Code of Ethics (1)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1
Consolidated balance sheets as at September 30, 2005 and 2004; consolidated statements of operations and deficit, and cash flows for each of the years ended September 30, 2005, 2004 and 2003, together with Report of Independent Public Accounting Firm thereon;

(1)	Filed as an exhibit to the Form 20-F Annual Report filed by Taseko in previous years.

(2)	Filed as an exhibit with Taseko’s Annual Report on Form 20-F for the year ended September 30, 2003 filed on May 3, 2004.

(3)	Filed as an exhibit with Taseko’s Annual Report on Form 20-F for the year ended September 30, 2004 filed on April 15, 2005.

(4)	Filed as an exhibit with Taseko’s Annual Report on Amended Form 20-F for the year ended September 30, 2004 filed on June 27, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TASEKO MINES LIMITED

/s/ Jeffrey R. Mason

Jeffrey R. Mason, CA
Director, Chief Financial Officer, and Secretary

Date: April 17, 2006