Form 20-F
period 2006-09-30
TASEKO MINES LTD
filed 2007-04-18
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2006 (with information to March 30, 2007 except where noted)

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

Number of outstanding shares of the only class of the capital stock of Taseko Mines Limited as on
September 30, 2006.

128,388,175 Common Shares without Par Value

Indicate by check mark if the Registrant is a well known seasoned issuer as defined in Rule 405 of the
Securities Act.

Yes [   ]        No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [   ]        No [X]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]       No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-
accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b 2 of the
Exchange Act.

[   ] Large Accelerated Filer         [X] Accelerated Filer         [   ] Non Accelerated Filer

Indicate by check mark which financial statement item Registrant has elected to follow:
Item 17 [X]       Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in
Rule 12b 2 of the Exchange Act):

Yes [   ]        No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE
PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by
Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

- ii -

Currency and Exchange Rates

On March 30, 2007, the Federal Reserve noon rate for Canadian Dollars was US$1.00: Cdn$1.1529, based on the rates posted on the Bank of Canada website (www.bankofcanada.ca). See Item 3A for further historical Exchange Rate Information.

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements" including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Taseko to be materially different from any future results, performance or achievements of Taseko expressed or implied by such forward-looking statements. Such risks are discussed in Item 3D "Risk Factors." The statements contained in Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk" are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

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

Except as noted, the information set forth in this Annual Report is as of March 30, 2007 and all information included in this document should only be considered correct as of such date.

References to this "Annual Report" mean references to this Annual Report on Form 20-F for the year ended September 30, 2006.

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

  general economic and business conditions, including changes in interest and exchange rates;

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

ITEM 2           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3           KEY INFORMATION

A.           Selected Financial Data

The following constitutes selected financial data for Taseko for the last five fiscal years ended September 30, 2006 based on Taseko’s financial statements presented in accordance with Canadian generally accepted accounting principles ("CDN GAAP") and reconciled to United States generally accepted accounting principles ("US GAAP").

The selected financial data at September 30, 2006 and 2005 and for the years ended September 30, 2006, 2005 and 2004 has been derived from Taseko’s consolidated financial statements included in this Annual Report. Taseko’s consolidated financial statements have been audited by KMPG LLP, an independent registered public accounting firm. Summary financial data at September 30, 2004, 2003 and 2002 and for the years ended September 30, 2003 and 2002 has been derived from our consolidated financial statements that are not included in this Annual Report. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto.

These figures are presented in thousands of Canadian dollars, except per-share amounts and number of common shares outstanding.

CANADIAN GAAP	2006	2005	2004	2003	2002
		(restated)	(restated)	(restated)	(restated)
BALANCE SHEET
Total assets	$297,461	$190,997	$130,866	$49,471	$47,873
Total liabilities	196,527	161,887	135,782	27,938	28,936
Share capital	197,592	160,829	150,481	99,446	91,889
Tracking preferred shares	26,642	26,642	26,642	26,642	26,642
Convertible debenture – equity	13,655	9,822	9,822	9,822	9,822
Contributed surplus	3,647	5,335	4,948	65	–
Deficit	(140,602)	(173,519)	(196,809)	(114,442)	(109,416)
Shareholders equity (deficit)	100,934	29,110	(4,916)	21,533	18,937
Working capital (deficit)	101,586	6,175	(22,116)	(19)	(6,559)
Plant and equipment (net)	40,817	30,708	26,980	69	4
Mineral property interests	2,628	3	3	28,813	28,813

STATEMENT OF OPERATIONS
Revenue	161,900	87,638	–	–	–
Cost of sales	103,628	71,347	–	–	–
Depletion, depreciation and amortization	3,412	2,657	17	43	2

Interest and other income	7,170	10,548	5,154	721	552

Accretion of reclamation obligation	1,732	1,574	1,431	1,300	1,183
Exploration	3,544	506	4,598	2,025	1,955
Foreign exchange	(289)	34	–	–	–
Loss (gain) on sale of equipment	–	2,161	–	(132)	(1)
General and administrative expenses	5,286	2,412	2,693	1,058	1,972
Interest expense	6,114	4,251	978	889	808
Premium paid for acquisition of Gibraltar
Reclamation Trust Ltd. Partnership	–	–	5,095	–	–
Refinery project	–	–	–	500	1,699
Restart project	–	6,347	14,982	–	–
Other	3,500	–	–	–	–
Stock based compensation	3,182	1,129	5,172	65	–
Write downs of mineral property
acquisition costs	–	–	28,810	–	600
Current income taxes expense (recovery)	4,397	(4,099)	23,744	–	–
Future income taxes expense (recovery)	1,648	(13,423)	–	–	–
Income (loss) for the year	$32,916	$23,290	$(82,366)	$(5,027)	$(7,666)

Income (loss) per common share - basic	$0.29	$0.23	$(1.10)	$(0.11)	$(0.25)
Income (loss) per common share - diluted	$0.26	$0.21	$(1.10)	$(0.11)	$(0.25)

Weighted average number of common shares
outstanding (thousands) - basic	113,554	100,022	75,113	46,984	30,338
Weighted average number of common shares
outstanding (thousands) - diluted	126,462	110,733	75,113	46,984	30,338

Note 1. As discussed in Note 4 of the December 31, 2006 consolidated financial statements, prior years consolidated balance sheets have been amended to present the liability component and equity component separately on the balance sheet. The accretion charges that were previously recorded through deficit are now recorded as interest accretion on convertible debt in the consolidated statement of operations. For the year ended September 30, 2005 this amounted to $1,075,478 (2004 – $977,705; 2003 - $889,000; 2002 - $808,000).

US GAAP	2006	2005	2004	2003	2002
BALANCE SHEET
Total assets	$301,736	$1,958,986	$132,300	$33,108	$33,066
Total liabilities	204,249	167,057	138,141	35,556	37,048
Convertible debenture – liability	50,496	17,000	17,000	17,000	17,000
Share capital	197,013	160,251	149,903	98,868	91,889
Tracking preferred shares	13,391	13,391	13,391	13,391	13,391
Contributed surplus	4,303	5,990	5,603	720	655
Deficit	(117,220)	(150,702)	(174,737)	(115,428)	(109,917)
Shareholders equity (deficit)	97,487	28,929	(5,841)	(2,449)	(3,982)
Working capital (deficit)	101,279	6,175	(22,116)	(19)	(6,559)
Plant and equipment (net)	45,399	35,698	28,412	3	4
Mineral property interests	2,628	3	3	12,515	14,006

STATEMENT OF OPERATIONS
Revenue	161,900	87,638	–	–	–
Cost of sales	103,627	71,348	–	–	–
Amortization	3,820	2,988	17	43	2

Interest and other income	7,170	10,549	5,154	721	552

Accretion of reclamation obligation	1,732	1,574	1,431	1,300	1,183
Exploration	3,544	506	4,202	1,842	1,955
Loss (gain) on sale of equipment	–	2,161	–	(132)	(1)
General and administrative expenses	5,286	2,412	2,693	1,058	1,972
Interest expense	4,834	3,175	–	–	–
Premium paid for acquisition of Gibraltar
Reclamation Trust Ltd. Partnership	–	–	5,095	–	–
Refinery project	–	–	–	500	1,699
Restart project	–	6,347	14,982	–	–
Stock based compensation	3,182	1,129	5,172	65	546
Write downs of mineral property
acquisition costs	–	–	11,963	1,117	1,756
Foreign exchange	(289)	34
Change in fair value of financial instruments	307	–	–	–	–
Current income taxes expense (recovery)	4,397	(4,099)	23,744	–	–
Future income taxes expense (recovery)	1,648	(13,423)	–	–	–
Other	3,500	–	–	(11,651)	–
Income (loss) for the year	$33,482	$24,035	$(64,145)	$6,579	$(8,560)

Income (loss) per common share - basic	$0.29	$0.24	$(0.85)	$0.14	$(0.28)
Income (loss) per common share - diluted	$0.26	$0.22	$(0.85)	$0.14	$(0.28)

Weighted average number of common shares
outstanding (thousands) - basic	113,554	100,022	75,113	46,984	30,338
Weighted average number of common shares
outstanding (thousands) - diluted	126,462	110,733	75,113	46,984	30,338

Exchange Rates

On March 30, 2007, the Federal Reserve noon rate for Canadian Dollars was US$1.00: Cdn$1.1529. The following table sets out the exchange rates, based on the rates posted on the Bank of Canada website (www.bankofcanada.ca).

		For year ended September 30
	2006	2005	2004	2003	2002
End of the period	1.1177	1.1627	1.2616	1.3499	1.5872
Average for the period	1.1428	1.2233	1.3250	1.4645	1.5730
High for the period	1.1961	1.2725	1.3968	1.5942	1.6132
Low for the period	1.0990	1.1611	1.2616	1.3342	1.5110

Monthly Low and High Exchange Rates

Month	Low	High
March 2007	1.1529	1.1811
February 2007	1.1585	1.1853
January 2007	1.1649	1.1824
December 2006	1.1417	1.1653
November 2006	1.1277	1.1474
October 2006	1.1153	1.1385

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

An investment in Taseko’s common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that Taseko files with the Securities and Exchange Commission and with Canadian securities regulators before investing in its common shares. The risks described below are not the only ones faced. Additional risks that Taseko is unaware of or that Taseko currently believes are immaterial may become important factors that affect Taseko’s business and financial condition. If any of the following risks occur, or if others occur, Taseko’s business, operating results and financial condition could be seriously harmed.

The principal risks affecting Taseko and the value of Taseko’s common shares are:

Metals Prices Taseko’s Gibraltar mine is a “swing producer” meaning it is a mine which is economic to operate only when copper prices are relatively high. This is because by world standards, Gibraltar mines low grade ore and hence operations become uneconomic when copper prices decline. Mineralization referred to herein as “reserves” at Gibraltar may lose that status if copper prices return to near historical lows (sub US$1.25/lb copper). Low metals prices will also adversely impact the likelihood that Prosperity or Harmony will achieve commercial mine development.

Limited Reserves The Company's ability to sustain or increase its current levels of copper and molybdenum production is dependent upon the successful identification of additional reserves at the Gibraltar mine. If the Company is unable to develop new ore bodies, it will not be able to sustain present production levels beyond the current planned life of the Gibraltar mine. Reduced production could have a material adverse impact on future years’ cash flows, results of operations and financial condition of the Company.

Taseko’s Prosperity and Harmony Properties Contain No Known Reserves of Ore Although there are known bodies of mineralization on the Prosperity and Harmony Properties, there are currently no known reserves or body of commercially viable ore. Additional work is required before Taseko can ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Taseko makes on these properties do not result in discoveries of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Taseko stock may be negatively impacted.

Exchange Rate Risk The Company is subject to currency exchange rate risk. The prices of copper and molybdenum oxide are denominated in United States dollars and, accordingly, the Company’s revenues will be received in United States dollars. The Company’s expenses are almost entirely paid for in Canadian dollars, which has recently shown strength against the United States dollar. The further strengthening in the Canadian dollar, if it continues, will negatively impact the profitability of the Company’s mining operations.

Uncertain Project Realization Values Taseko capitalizes acquisition costs incurred in connection with its projects. Due to the extended depressed price conditions in the metals markets at the time, and in accordance with the its accounting policy, the Company wrote down the acquisition costs of each of the Prosperity and Gibraltar projects to $1,000 during fiscal 2001. As a result of inactivity, the Company wrote down the Harmony Project to $1,000 in fiscal 2004.

General Mining Risks Mining is an inherently risky business with large capital expenditures and cyclical metals markets. Factors beyond the control of Taseko will affect the marketability of any substances discovered and mined. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered at Prosperity and Harmony, a profitable market will exist for the sale of minerals produced by Taseko. Factors beyond the control of Taseko may affect the marketability of any substances discovered. Metal prices, in particular copper, molybdenum and gold prices, have fluctuated widely in recent years. Prices are determined in international markets over which the Company has no influence.

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

Additional mining risks include the following: reserves may not be as estimated, adverse ground conditions, adverse weather conditions, potential labor problems, and availability and cost of equipment and supplies.

Taseko’s Share Price is Volatile The market price of a publicly traded stock, especially a resource issuer like Taseko, is affected by many variables not directly related to the exploration results of Taseko, including the market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX and the American Stock Exchange suggests Taseko’s shares will continue to be volatile. Taseko shares have ranged between approximately $0.36 and $20.00 in the last 15 years.

Environmental Considerations The $38.6 million (in 2006 dollars) in existing reclamation liability related to the Gibraltar mine, and potential acid rock drainage issues at the Harmony and Prosperity projects, if developed, are the main environmental concerns relating to Taseko. Mining always entails risk of spills, pollution, reclamation, and other liabilities and obligations respecting which Taseko, like other mining companies, may be adversely affected. If these challenges are not properly assessed or if rules change that increase responsibility for such matters, Taseko could be materially adversely affected.

Labour Negotiations A significant portion of the Company's employees are unionized. In the event that, from time to time, labour agreements are not concluded with these employees, labour actions could occur, including strikes and/or lockouts. Consequently this could cause disruptions in operations.

Significant Potential Equity Dilution At March 30, 2007, Taseko had 128,658,125 common shares and 6,111,884 share purchase options outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Taseko’s shares. At March 30, 2007, dilutive securities represented approximately 9.5% of Taseko’s currently issued shares. Certain of these dilutive securities are exercisable at prices below current market price and, accordingly, will result in dilution to existing shareholders if exercised.

Further, there is a risk of dilution to existing shareholders as a result of the potential conversion of (a) the Boliden convertible debentures (currently 3,476,483 potential shares), (b) the Gibraltar tracking preferred shares, and (c) the convertible bonds held by qualified institutional buyers (currently 8,955,244 potential shares).

ITEM 4           INFORMATION ON THE COMPANY

A.           History and Development of the Company

Incorporation

Taseko Mines Limited was incorporated on April 15, 1966, pursuant to the Company Act of the Province of British Columbia (superseded in 2004 by the British Columbia Corporations Act).

Offices

The head office of Taseko is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6. The telephone number for Taseko’s head office is (604) 684-6365 and its facsimile number is (604) 684-9203. Taseko also has field offices in Williams Lake, BC and at its Gibraltar mine site in McLeese Lake near Williams Lake, BC.

Corporate Organization

Taseko is based in Vancouver, British Columbia and its mining operations and two principal exploration stage properties are all located in British Columbia.

Taseko has one active wholly controlled subsidiary, Gibraltar Mines Ltd. (“Gibraltar”), and three non-material, inactive subsidiaries, Cuisson Lake Mines Ltd. (which is 70% owned), 688888 BC Ltd. (which is wholly owned) and Taseko Acquisitionsub Ltd. (which is wholly owned). Taseko owns 100% of the common shares of Gibraltar but none of Gibraltar’s issued preferred shares.

Taseko itself owns the Prosperity Project, and Gibraltar owns the Gibraltar Mine and the Harmony Gold Project. Both companies are British Columbia companies and all operations are in British Columbia.

Development

The principal business events in Taseko’s 40-year history are (most important matters first):

(i)	the acquisition of the mothballed Gibraltar copper mine (July 1999) and its restart in October 2004;

(ii)

the acquisition of the Prosperity project and exploration and pre-feasibility engineering thereof (principally 1991 to date). Exploration expenses to the extent of some $44.7 million have been incurred in 155,000 metres of drilling which has demonstrated continuity of a deposit with estimated measured and indicated resources of 1.0 billion tonnes grading 0.41 grams gold per tonne and 0.24 percent copper; and

(iii)	the acquisition of the Harmony Project in 2002.

Capital Expenditures and Divestitures

For a discussion of Taseko’s capital expenditures see “Item 5B. Operating and Financial Review and Prospects – Liquidity and Capital Resources” and “Item 4(d) Property, Plant and Equipment.”

B.           Business Overview

Taseko’s Business Strategy and Principal Activities

Taseko’s business is focused on enhancing production of copper and molybdenum from its Gibraltar mine and on acquiring and advancing development of large tonnage mineral deposits which, under metals price assumptions that fall within historical averages, are potentially capable of supporting a mine for 10 years and longer. Taseko endeavours to apply advanced mining and recovery techniques to these projects. Taseko’s operating Gibraltar mine as well as its undeveloped copper/gold projects, known as Prosperity and Harmony, each host such larger tonnage mineral deposits. The Gibraltar mine is a copper and molybdenum mine that restarted operations in October 2004 after being on standby for several years. The Prosperity and Harmony projects are advanced stage exploration projects although mineralization at Prosperity and Harmony has not at this time been determined to constitute a proven or probable reserve of ore.

After focusing on recommence of production at Gibraltar over fiscal 2005, fiscal 2006 saw the Company re-initiate environmental and economic assessments of the Prosperity project. Assessments and related work will continue because prevailing copper and gold prices suggest new opportunities for the Prosperity project. Taseko believes much of the investment value in its common shares is derived from the potential economic value that can be derived from the large amount of contained metals on its projects. Taseko management believes that there will continue to be relatively strong demand for copper, molybdenum and gold for the near future in any event and longer term there will be a continuing need to replace depleted reserves, ultimately causing value of the resources on Taseko’s projects to appreciate. Taseko’s management believes that metal prices are presently sufficient to warrant detailed reassessment of the development potential of Prosperity currently, and at the Harmony project at some future time.

Taseko and its subsidiaries own their mining projects outright. Mining operations are subject to extensive government regulations which affect the right to exploit ownership. In fiscal 2004, the Gibraltar mine obtained government permitting and re-started the mine in early October 2004; commercial production started on January 1, 2005. The Prosperity project is well advanced in the requisite preparatory engineering and analysis in order to initiate mine development permitting applications to the relevant government authorities. The capital costs of placing the Prosperity project into production are dependent on a final mining through–put decision which has not been determined. The Harmony project has not been significantly moved towards mine development permitting since a period of active exploration during the late 1990s further described herein.

The provincial government of British Columbia (“the Province”) and the federal government of Canada both have jurisdiction over a wide variety of activities and persons affected by mining including local communities, habitat users and others claiming to hold a stake in the outcome of mining activity. The Company’s management believes there is an improving level of public acceptance in British Columbia that responsible mining projects can make a positive contribution to the Province and the local communities where these projects are located. This has enabled the Company to have a positive dialogue with local communities and government agencies about moving Prosperity’s mine evaluation process forward.

The Gibraltar Mine

Taseko’s subsidiary, Gibraltar Mines Ltd., owns the Gibraltar open pit mine in south central British Columbia near the City of Williams Lake. During fiscal 2006, the mine was operated by Gibraltar’s partner, Ledcor CMI Ltd. (“Ledcor”). Gibraltar had an 85% interest in any residual profits of the operations (i.e. profits after payment of usage fees to the participants for contributed assets and services) and Ledcor had a 15% interest in any residual profits. Subsequent to fiscal year ended September 30,

2006, the operating agreement established with Ledcor was terminated upon Taseko’s notice of voluntary withdrawal. Commencing November 2006, the Company assumed responsibility for all operational matters, including the recruitment of personnel and maintenance of the equipment and facilities, in connection with the Gibraltar Mine.

The Gibraltar Mine is an open pit copper mine operation that utilizes drilling, blasting, cable shovel loading, and truck hauling to excavate the ore. A mill operation then crushes, grinds and processes mineralized material through froth flotation to create a concentrate. The concentrates contain approximately 30% copper and just under 1% of molybdenum respectively. The Gibraltar Mine began restart in 2004 and was brought back into production in 2005 after significant investments in mining equipment.

The Gibraltar Mine currently operates under a 21 year mine plan and produces and sells copper and molybdenum concentrates. During the year ended September 30, 2006, Gibraltar mined 38.4 million tons of ore and waste material (at a 2.4:1 stripping ratio), and milled approximately 10.9 million tonnes at a grade of 0.285% copper and 0.009% molybdenum. With copper recoveries of 79% and molybdenum recovery of 41%, the Gibraltar Mine produced 49.1 million pounds of copper in concentrate and 821 thousand pounds of molybdenum in concentrate, generating revenues of $140.3 million from copper concentrate sales and $21.6 million from molybdenum (at average sales prices of US$2.44 for copper and US$23.28 for molybdenum) in fiscal 2006. Cash operating costs were in the range of US$1.50 per pound of copper.

Undeveloped Gold/Copper Projects – “Prosperity” and “Harmony” Projects

Taseko owns 100% of two undeveloped projects in British Columbia. The Prosperity Project, located in south central British Columbia, hosts a large copper-gold porphyry deposit. Taseko expended approximately $41.5 million from 1991 to 2000 on the Prosperity Project, excluding $28.7 million in acquisition costs, but wrote-down the value of this project to $1,000 during the subsequent periods of low metal prices.

In November 2005, Taseko re-initiated feasibility work on the Prosperity Project, and re-entered the environmental assessment process. In January 2007, the Company announced the positive results of a pre-feasibility level study for the project.

An updated feasibility study for the Prosperity Project, being performed by Hatch Consultants, is progressing and is scheduled for completion in May 2007.

Environmental assessment activities are also underway and submission of an Environmental Impact Assessment is scheduled for April 30, 2007.

The Harmony Property, located in the Queen Charlotte Islands (also known as Haida-Gwaii), hosts a large gold deposit. Gibraltar recorded acquisition costs in connection with the Harmony Property in the $29 million range but also wrote the property down to the nominal value of $1,000 in 2004.

In fiscal 2006, the Company was focused on the Gibraltar mine and the Prosperity project; therefore only maintenance activities were performed on the Harmony project. These activities will continue and assessments will be undertaken as new opportunities arise for the Harmony project. The Company anticipates continuing to focus its resources and its efforts on the Gibraltar mine and the Prosperity project in 2007.

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

During fiscal 2006, the Company exercised its right to acquire certain of Gibraltar’s mine haul trucks and a mining shovel previously held under capital leases, from a former partner, for approximately US$12.5 million.

The Company also completed the rehabilitation of Gibraltar’s SX/EW plant. Copper production from the SX/EW plant is expected to be 3.6 million pounds in 2007 with approximately 7 million pounds annually thereafter.

In the third quarter of 2006, the Company also initiated the expansion and upgrade to the concentrator facility at the Gibraltar mine. The expansion project is anticipated to be completed by 2008.

Neither the Prosperity Project nor the Harmony Gold Project have any mining plant or equipment located thereon, although both projects have field accommodation and miscellaneous exploration equipment, which is of little realizable value, on site.

Location of Operations and Properties

The Gibraltar Mine

1999 Acquisition Terms

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

The conversion price escalates $0.25 per Taseko share each year over the 10-year term of the debenture on each July 19th anniversary of closing. The conversion price at September 30, 2006 was $4.89 per Taseko share. The debenture is due on July 19, 2009. After five years, the debenture can be converted at Taseko’s option at then-prevailing market prices for Taseko shares or paid out in cash at Taseko’s election. Taseko retains certain rights of first refusal respecting any proposed sale of shares acquired by Boliden under the debenture. Taseko has initiated a lawsuit against the current owner of the Boliden debenture claiming a right of offset in the amount of approximately $3.5 million in connection with an alleged misrepresentation under the terms of the 1999 acquisition agreements.

Termination of 2004 Gibraltar-Ledcor Agreement

During the fiscal year, the Gibraltar Mine was operated under a Gibraltar – Ledcor Agreement (“Ledcor Agreement”) with Ledcor CMI Ltd. (“Ledcor”). Under the terms of the Ledcor Agreement, Ledcor would be the operator of the Gibraltar Mine for a term of 40 months effective October 1, 2004. The Ledcor Agreement was managed by a Management Committee consisting of five members, to direct and control overall policies, objectives, procedures, methods and actions at the mine. The Management Committee consisted of two members appointed by Gibraltar and two members appointed by Ledcor, together with an independent Chairperson.

Gibraltar had an 85% interest in any residual profits of the operations (i.e. profits after payment of usage fees to the participants for contributed assets and services) and Ledcor had a 15% interest in any residual profits. The Ledcor Agreement would have terminated on expiry of the 40 month term, unless terminated earlier by written agreement of the parties. In July 2006, Taseko provided a notice of voluntary withdrawal from the Ledcor Agreement. Under this notice and effective on November 2006, Taseko assumed responsibility for all matters in connection with the Gibraltar Mine and paid to Ledcor a termination fee of $3.5 million which was expensed in the year.

Location, Access and Infrastructure

The Gibraltar mine area consists of 222 mineral claims, 30 mining leases, and some ancillary fee simple real estate held by Gibraltar. The mine site covers approximately 109 square km, located at latitude 52°30’N and longitude 122°16’W in the Granite Mountain area, approximately 65 km north of the City of Williams Lake in south-central British Columbia, Canada. Access to the Gibraltar mine from Williams Lake is via Highway 97 to McLeese Lake. From McLeese Lake, a paved road provides access to the Gibraltar mine site. The total road distance from the City of Williams Lake to the Gibraltar mine is 65 km and motor vehicle travel time is approximately 45 minutes.

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

The Gibraltar mine mineral claims cover an area of gentle topography; local relief is in the order of 200 m. The plant site is located at an elevation of approximately 1,100 m above sea level. The project area has a moderate continental climate with cold winters and warm summers. Ambient air temperature ranges from a winter minimum of -34° C to a summer maximum of 35°C. Average annual precipitation at the site averages 51 cm, of which about 17 cm falls as snow. Maximum snow depth is about 1 m, most of which falls in late February.

History

The earliest record of work at the Gibraltar mine is found in the 1917 British Columbia Minister of Mines Annual Report, which describes the activities of Joseph Briand and partners exploring copper-bearing quartz veins just west of the current Pollyanna pit.

The early 1960s marked the entry of the major mining companies into the Granite Mountain area and the subsequent introduction of modern exploration techniques, which ultimately led to the discovery of the mineral deposits. In this environment, the most effective exploration tools were soon found to be Induced Polarization (“IP”) geophysics and diamond drilling.

Mine production began in March 1972 and the mine operated more or less continuously from 1972 to 1998. Production to the end of 1998 totalled 1.86 billion lb of copper and 19.7 million lb of molybdenum from 336 million tons milled. Reconciliation studies on a number of open pit stages demonstrated good correlation between reserve estimates and actual production. The Gibraltar mine also produced cathode copper by leaching both low grade dump material and leachable oxide material from the pits using sulphuric acid and natural bacteria, and processing by solvent extraction-electrowinning (SX/EW). Approximately 84.7 million lb of copper were recovered from 1986 to 1998.

From 1999 to 2004, Taseko geologists and engineers explored for additional mineralized material and to better define known resources. The on-site staff also completed on-going reclamation work and maintained the Gibraltar mine for re-start. Operating and environmental permits were kept in good standing. In August 2000, a property-scale IP survey was initiated. Interpretation of the results was completed in the spring of 2001, identifying deposit-scale anomalies. Some of these anomalies were followed up by drilling in 2003. Significant copper mineralization was encountered in the 98 Oxide Zone, indicating potential for a mineral resource in this area.

At October 1, 2004 when the mine re-opened, there were approximately 837 million tons of measured and indicated resources outlined at Gibraltar, including proven and probable sulphide reserves of 163.5 million tons grading 0.313% copper and 0.010% molybdenum at a 0.20% copper cut-off and 16.5 million tons of oxide reserves grading 0.148% Cu at a 0.10% acid soluble copper cut-off. The Gibraltar re-start decision was based on the initial four years of the 12-year mine plan. Open pit pre-development work began in the Pollyanna pit area in June 2004 and exposed ore grade material allowing for continuous mill feed for 3.3 years.

A core drilling program, encompassing 40 holes (23,000 ft) for pit definition for the Granite Lake and PGE Connector deposits and property exploration at the 98 Oxide Zone, was carried out in September and October 2005. Ten holes of exploratory drilling did not expand the resources at the 98 Oxide Zone. However, drilling at the Granite Lake and PGE Connector Zones and a detailed review of the geological model, confirmation of pit wall locations established in previous mine optimization studies, and an analysis of price and mining cost projections allowed for expansion of the previously defined pits. Using long term metal prices of US$1.10/lb for copper and US$6.00/lb for molybdenum for the estimates, the overall mineral reserves, as of October 1, 2005, increased to 194 million tons grading 0.31% copper and 0.010% molybdenum. Additional measured and indicated resources were 610 million tons grading 0.28% copper and 0.008% molybdenum. Both estimates were done at a 0.20% copper cut-off.

Property Geology

The Gibraltar mine generally consists of seven separate mineralized zones. Six of these – Pollyanna, Granite Lake, Connector, Gibraltar East, Gibraltar West and Gibraltar West Extension – occur within the Granite Mountain batholith in a broad zone of shearing and alteration. A seventh copper mineralized body, the Sawmill zone, lies about six km to the south, along the southern edge of the batholith, within a complex contact zone between the batholith and Cache Creek Group rocks.

Two major structural orientations have been recognized at Gibraltar: the Sunset and Granite Creek mineralized systems. The Sunset system has a northwest strike with one set of structures dipping 35° to 45° to the south and a conjugate set, known as the Reverse Sunset, dipping 50° to 60° to the north. The Granite Creek system strikes east-west and dips 20° to 40° to the south with a subordinate set of structures dipping steeply in a northerly direction. Structures of the Sunset system that host mineralization are mainly shear zones, with minor development of stockwork and associated foliation lamellae. Host structures of the Granite Creek system are predominantly oriented stockwork zones.

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

Mineralization

Pyrite and chalcopyrite are the principal primary iron and copper sulphide minerals. Sixty percent of the copper occurs in fine-grained chalcopyrite. Coarser grained chalcopyrite also occurs, usually in quartz veins and shear zones. Small concentrations of bornite (a sulphide mineral of copper and iron), associated with magnetite and chalcopyrite, is present on the extremities of the Pollyanna and Sawmill deposits. Oxide copper mineralization is also present between the Gibraltar East and Pollyanna open pits in the Connector Zone. Molybdenite (molybdenum sulphide mineral) is a minor but economically important associate of chalcopyrite in the Pollyanna, Granite Lake and Sawmill deposits.

Sampling and Analytical Procedures

NQ sized core was drilled in 2006. All drill core was photographed, then logged and sampled by technical staff under the supervision of a qualified person. All exploration core was split into two pieces using a mechanical core splitter, with half of the core sent for analyses and the other half retained for audit purposes. All production core was whole core sampled for analyses. Average sample length is 3 m (10 ft).

Samples from the Gibraltar exploration project are stored at a secure facility at the Gibraltar Mine prior to being shipped to Vancouver laboratories for preparation and analysis. Assayers Canada prepared and analyzed 80% of the samples and ALS Chemex prepared and analyzed 20% of the samples. Sample preparation consisted of weighing, drying and crushing the entire sample to >70% passing -2 mm and then pulverizing a 250 g split to >85% passing 75 micron mesh. Total copper and molybdenum determinations are by reagent digestion followed by Atomic Absorption Spectroscopy (AAS) finish. Laboratory Quality Assurance/Quality Control (QAQC) is monitored using assay standards and blanks submitted by Taseko, and duplicate samples submitted to Acme Analytical Laboratories in Vancouver.

QA/QC Procedures

The following Quality Assurance/Quality Control Protocols were implemented for the 2005 and 2006 drilling programs to ensure that accurate, precise and reproducible analytical results are obtained.

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

  Reject assay pulps are placed in labeled bags and stored as sets corresponding to their diamond drill hole, for future reference. Each sample bag also contains an identification tag to ensure positive sample identification.
  Reject drill core pulps are stored in labeled bags as drill-hole sets for future reference. Each sample bag also contains an identification tag to ensure positive sample identification.

Security of Samples

At Gibraltar, a library of representative samples of the different rock types and mineralization is retained in a secured on-site core facility.

The Gibraltar mine site has restricted access. All core from the 2005 and 2006 program was drilled, transported, logged, and crushed on-site. For exploration samples (for 2005 this refers to the 98 Oxide drilling), the remaining half-core, pulps and rejects from half-core samples are retained in a secured on-site facility. For production core samples, the pulps and rejects are retained in a secured on-site facility.

Exploration in 2006

A 61,500 ft drilling program was carried out in 2006. The program was designed to define the mineral resources between the existing pits by tying together the extensive mineralization zones, and to test for additional mineralization at depth. The work successfully met these objectives and resulted in a reserve increase of 74 million tons (see Estimates of Mineralization below).

Development Projects in 2006

Solvent Extraction -Electrowinning (SX-EW) Plant Restart

Oxidized material, requiring treatment by the SX-EW plant, had been stockpiled since the restart of mining operations at Gibraltar in 2004.

Refurbishing activities began in April 2006, with commissioning in late December. The first 99.9% pure copper cathode was produced from the rehabilitated plant on January 26, 2007. The SX-EW plant is expected to add approximately 3.5 million pounds to copper production in 2007 and 7 million pounds, annually, in the future.

Mining Operations in 2006

The Gibraltar mine is a typical open pit operation that utilizes drilling, blasting, cable shovel loading and large-scale truck hauling to excavate rock. The mine is planned to enable excavation of sulphide mineralized material of sufficient grade that it can be economically mined, crushed, ground and processed to a saleable product by froth flotation. Tailings are pumped to a storage facility.

Rock containing lower grade sulphide mineralization or oxide mineralization is also mined but is not immediately processed. The lower grade sulphide material is stockpiled for later treatment in the mill. In addition, a portion of the low grade sulphide and all of the oxide material can be leached with sulphuric acid, which is naturally assisted by bacterial action, and the resultant copper sulphate solution can be processed to cathode copper in the Gibraltar mine’s SX/EW plant. The oxide material was stockpiled during the year.

The following table is a summary of the Gibraltar Mine operating statistics for the 2006 fiscal year compared to the previous year.

	Fiscal 2006	Fiscal 2005
Total tons mined (millions)[1]	38.4	40.0
Tons of ore milled (millions)	10.9	11.5
Stripping ratio	2.44	2.31
Copper grade (%)	0.285	0.314
Molybdenum grade (%Mo)	0.009	0.010
Copper recovery (%)	79.1	76.2
Molybdenum recovery (%)	41.2	23.1
Copper production (millions lb)	49.1	54.8
Molybdenum production (thousands lb)	821	427
Copper production costs, net of by product credits[2] , per lb of copper	US$1.25	US$0.87
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.25	US$0.28
Total cash costs of production per lb of copper	US$1.50	US$1.15

1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 The by-product credit is based on pounds of molybdenum and ounces of silver sold. Unit costs were lower in fiscal 2005 because molybdenum prices and pounds of copper produced were higher.

Year-end Reconciliation of Reserves

The reserves at fiscal 2006 year end were estimated by Gibraltar management. All mining in fiscal 2006 took place in the Pollyanna stage 4 pit. Approximately 11 million tons were mined.

Estimates of Mineralization

Drilling in 2006 resulted in a 40% increase in proven and probable sulphide mineral reserves, as tabulated below. The estimates used long term metal prices of US$1.50/lb for copper and US$8.00/lb for molybdenum and a foreign exchange of C$0.88 per US dollar.

Sulphide Mineral Reserves at October 1, 2006 at 0.20% Copper cut-off
Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Pollyanna	Proven Probable	17.2 1.4	0.335 0.276	0.011 0.009
	Subtotal	18.6	0.331	0.011
PGE Connector	Proven Probable	43.0 13.3	0.297 0.278	0.010 0.014
	Subtotal	56.3	0.293	0.011
Granite Lake Granite Lake Additional	Proven Probable Proven Probable	97.0 10.5 60.6 13.4	0.318 0.317 0.334 0.326	0.009 0.006 0.011 0.011
	Subtotal	181.5	0.324	0.010
Total		256.4	0.318	0.010

It is the opinion of the Company’s experts that the above reserves are reported in accordance with both 43-101 and SEC Guide 7. The reserves occur on the perimeter of existing open pits and have been integrated into the existing mine plan for the operation. Long term metal prices have been utilized for the estimates and permits are in place that would allow mining to proceed. The estimates used a 0.20% copper cut-off grade for the sulphide reserves. Sulphide copper recoveries for the course of the mine plan are based on the historic metallurgical performance of the concentrator on each mineral system to be treated. The average life of mine recovery for copper is 87.3% and for molybdenum is 40.6% .

The operating costs and cash flow are calculated on a constant Q4 2006 Canadian dollar basis. Major input parameters for the model are summarized as follows:

Metal Prices and Foreign Exchange:

Copper:	2007:	US$2.66/lb
	2008:	US$2.31/lb
	2009:	US$2.03/lb
	2010 and after:	US$1.50/lb
Molybdenum:	2007:	US$22.00/lb
	2008:	US$17.00/lb
	2009:	US$15.00/lb
	2010 and after:	US$8.00/lb
Silver:	2007:	US$10.00/toz
	2008:	US$9.00/toz
	2009:	US$8.00/oz
	2010:	US$7.00/oz
	2011:	US$6.50/oz

US$/CAN$ Exchange Rate:	2007-2022:	0.88

Labour:

Staff:	Constant:	current 2007 staff salaries
Hourly:	Constant:	current 2007 contract rates

Major Consumable Costs:

Fuel:	2007:	0.690 per liter
	2008:	0.591 per liter
	2009 and after:	0.528 per liter

Explosives:	2007:	at current supply price
	2008 and after:	adjusted for energy costs

Haulage Truck Tires:	Constant:	at current supply prices

Natural Gas:	Constant:	11.17 $/GJ

Power:	Constant:	0.0372 $/kWh

Mill Reagents:	Constant:	at current supply prices

Grinding Media:	2007:	steel surcharge reduced by 50%,
	2008:	steel surcharge reduced by 75%,
	2009 and after:	steel surcharge eliminated.

Concentrate transportation,
treatment and refining:	2007:	2007 contract prices,
	2008 and after:	constant at January 2008 contract prices.

The average life of mine unit operating costs are summarized below:

Mine cost/ton moved	$0.89
Mine cost/ton milled Mill cost/ton milled Administration cost/ton milled	$2.85 $2.47 $0.56
Total Sulphide Operating cost/ton milled	$5.88
SX/EW cost/lb of cathode copper	$0.99

Under present mine operating parameters of 36,000 tons milled per day, this addition to reserves extends the mine life to 21 years. Upon completion of the mill expansion in December 2007 to 46,000 tons per day, Gibraltar mine life would be approximately 15 years.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

In addition to the above reserves, the mineral resources are estimated to be:

Gibraltar Mineral Resources at 0.16% to 0.20% Copper cut-off
Category	Tons (millions)	Cu (%)	Mo (%)
Measured Indicated	414 197	0.284 0.272	0.008 0.007
Total	611	0.280	0.008

The resource and reserve estimation was completed by Gibraltar mine staff under the supervision of Ian S. Thompson, P. Eng., Superintendent of Engineering and a Qualified Person under National Instrument 43-101. A technical report containing additional resource and reserve particulars is filed on www.sedar.com.

There are also oxide reserves. These were not reviewed in the 2007 study, and at year end remained unchanged from previous estimates.

Oxide Reserves at October 1, 2006[1] at 0.10% Acid Soluble Copper cut-off
Pit	Category	Tons (000’s)	Acid Soluble Copper %
Pollyanna PGE Connector	Measured Indicated Measured Indicated	2,200 160 13,600 440	0.137 0.185 0.150 0.130
	TOTAL	16,500	0.148

(1)	2.2 million tons of the oxide material (from the Pollyanna deposit) has been mined and moved to stockpiles.

Environmental

There have been no material environmental non-compliances incidents since the mine re-opened.

A comprehensive mine closure report containing an assessment of reclamation and long term environmental costs is produced approximately every 5 years. The most recent reclamation plan and closure report, dated February 26, 2003, was approved by the BC Ministry of Energy and Mines (“MEM”) in 2004. This report states that the total closure costs, including covering rock piles with 1.0 m of till, would be $36.9 million. The Ministry of Mines agreed to consider Gibraltar’s request to reduce the thickness of the till cover to 0.5 m. If approved, this would reduce final closure costs to $32.9 million. The permit requires that the reclamation liability outlined in the final closure and reclamation report be covered by $18.5 million in a Reclamation Trust and a first charge on equipment owned by Gibraltar.

During the fourth quarter of fiscal 2006, the Company contributed $13 million into its reclamation trust fund, fully funding its reclamation liability for the Gibraltar mine. The first charge on equipment owned by Gibraltar was released.

In 2002, Gibraltar and the Cariboo Regional District completed studies and agreed to develop a landfill site on waste dumps in an area that would not be needed for future operation of the mine. The landfill provides reclamation credits to the land it occupies, as well as revenues. Operations began in October 2003 and have continued through fiscal 2006.

Labour

There were no lost time accidents during the fourth quarter or over the fiscal year. The number of personnel at the end of the year was 282, compared to 281 at the end of the previous quarter and 248 at the end of fiscal 2005.

Effective November 5, 2006, Taseko assumed responsibility for all matters in connection with the Gibraltar Mine

Plans for 2007

Exploration

A second phase of drilling was initiated in the fall of 2006, targeting areas below and between the Granite Lake and Pollyanna Pits, and designed to further expand the mineral reserves at Gibraltar.

Concentrator Expansion and Upgrade Project

Expansion and upgrade of the concentrator facility at the Gibraltar mine commenced in the third quarter of fiscal 2006. The upgrade and expansion project will increase the copper production capacity of the Gibraltar mine to 100 million pounds of copper per year by 2008 by increasing throughput and improving metal recovery.

The expansion consists of the addition of a 34-foot semi-autogenous (SAG) mill, conversion of three rod mills to ball mills, and replacement of the 98 small-cell rougher flotation circuit with ten 160-cubic meter tank flotation cells. The major SAG mill components are being constructed in Europe and are on-schedule for delivery during the summer of 2007. By the end of January 2007, the construction of the foundations for the mill itself and the associated facility was 75% complete. One of the ten tank flotation cells is in place and operational, and installation of the next four tanks began in mid-February. The expansion is scheduled to be commissioned in December 2007.

Prosperity Project

Location, Access, and Infrastructure

The Prosperity project consists of 118 mineral claims covering the mineral rights for approximately 85 square km of south-central British Columbia, Canada. The property is located at latitude 51° 28’ N and longitude 123° 37’ W in the Clinton Mining Division, approximately 125 km southwest of the City of Williams Lake.

Access from Williams Lake is via Highway #20 to Lee’s Corner, then via an all-weather main logging haulage road to the site, a total road distance of 192km. The Canadian National railway services Williams Lake and has rolling stock available to move copper concentrates by rail to points of sale in North America. The City of Williams Lake is sufficiently close and is capable of supplying goods, services, and personnel to a mine.

Multiple high-voltage transmission lines from the existing Peace River hydroelectric power grid are situated 118 km east of the Prosperity project, a natural gas transmission pipeline is situated 112 km northeast of the Prosperity project, and ample water is available nearby for a mining operation.

Exploration History

Prospectors discovered mineralization in the 1930’s. Exploration continued intermittently and by a variety of operators until about 1991, and included extensive IP, magnetic and soil geochemistry surveys, and 176 percussion and diamond drill holes, totaling approximately 27,200 m. This work helped define the Prosperity project mineralization to a depth of 200 m, and outlined a copper-gold mineralized zone approximately 850 m in diameter.

Taseko carried out ongoing and systematic exploration programs from 1991 – 1999, increasing drilling to 154,630 m in 452 holes, and including progressive engineering, metallurgical and environmental studies.

Historical engineering work is outlined in previous Annual Information Forms filed by Taseko. This work included:

  Comprehensive metallurgical tests by Melis Engineering Ltd.
  Detailed Project Pre-feasibility Study by Kilborn Engineering Pacific Ltd.
  Pilot plant metallurgical programs and bulk sample processing by Lakefield Research Limited
  Milling review by G&T Metallurgy
  Waste and tailings storage studies and design, pit dewatering and slope design by Knight Piesold Ltd.
  Construction parameters by Merit Consultants International
  Open pit mine design, plans, capital and operating costs by Nilsson Mine Services Ltd. and Gibraltar Mines Ltd.
  Concentrate salability by Butterfield Mineral Consultants Ltd.
  Environmental and socio-economic studies by Triton Environmental Consultants
  Transmission line design by Ian Hayward International Ltd.

From 2000-2005 work on Prosperity was put on hold as the Company turned its attention to re-starting the Gibraltar mine.

Geology and Mineralization

The Prosperity project hosts a large porphyry gold-copper deposit. The deposit is predominantly hosted in Cretaceous andesitic volcaniclastic and volcanic rocks. In the western portion of the deposit, the host rocks have been intruded by the multi-phase, steeply dipping Fish Creek Stock. The stock is surrounded by an east-west trending, south dipping swarm of subparallel quartz-feldspar porphyritic dykes. The stock and dykes comprise the Late Cretaceous Fish Lake Intrusive Complex that is spatially and genetically related to the deposit. Post mineralization porphyritic diorite occurs as narrow dykes that cross-cut all host rocks. The central portion of the deposit is cut by two major faults, striking north-south and dipping steeply to the west.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit. They are uniformly distributed in disseminations, fracture fillings, veins and veinlets and may be accompanied by bornite and lesser molybdenite and tetrahedrite-tenantite. Native gold occurs as inclusions in and along microfractures with copper-bearing minerals and pyrite.

Sampling and Analysis

Details of sampling and analysis of drill cores are described in the Annual Information Forms filed by Taseko from 2001 to 2004.

Security of Samples

Drill core was stacked and stored on the property. Pulps and rejects from core samples were generally stored by the analytical facility for one year, then acquired by the Company and stored in a secured facility in Port Kells. All rejects have been discarded by the Company but all pulps acquired since 1991 remain in Port Kells.

Estimates of Mineralization

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Mineral Resources, as outlined by drilling to date, are tabulated below:

Prosperity Mineral Resources at 0.14% Cu Cut-off
Category	Tonnes (millions)	Au (g/t)	Cu (%)
Measured	547.1	0.46	0.27
Indicated	463.4	0.34	0.21
Total	1,010.5	0.41	0.24

Current Engineering Details

In November 2005, work was re-initiated on the Prosperity Gold-Copper Project.

Since that time, Taseko technical staff and outside consultants have been reviewing previous feasibility studies and re-assessing the project economics based on new technologies, concepts, and innovative approaches to mine development. This has included re-examination of optimal mining rates and mining equipment size, analyzing the economics of constructing and operating a single line mill rather than multiple smaller lines, and realizing the potential improvements which could be realized with state-of-the-art metallurgical technologies such as large tank flotation circuits and expert computerized mill control systems. The Company has also reassessed major infrastructure plans such as the on-site facilities construction materials and techniques necessary to fully take advantage of further reduced capital and operating costs.

The Company retained the engineering firm SNC Lavalin to update the 2000 feasibility study, including a mill redesign and costing study. The initial focus of the overview study was to redesign the concentrator, in particular, utilizing a large diameter single SAG (semi-autogenous grinding) mill as opposed to multiple smaller SAG mills. In addition, identification and “scoping” of opportunities to further reduce capital and operating costs was completed.

Modifications incorporated during the review included:

  one large SAG mill rather than two smaller units. In a SAG mill a rotating drum throws large rocks and steel balls in a cataracting motion which causes impact breakage of larger rocks and compressive grinding of finer particles. Attrition in the charge causes grinding of finer particles. SAG is an acronym for Semi Autogenous Grinding, and applies to mills that utilize steel balls in addition to large rocks for grinding;
  three larger ball mills rather than four smaller;
  five vertical stirred tower regrind mills rather than two regrind ball mills;
  the flotation cell sizes were increased and the overall number of cells reduced;
  the building costs were modified to reflect reduced building sizes due to changes in the grinding and flotation circuits;
  sprung structures will be utilized rather than girder and cladding buildings where practical;
  the concentrate thickener and single stock tank will be located outside the process building;
  the capacity of the coarse ore storage was reduced, including a reduction in the number of reclaim conveyors from two to one, and a reduction in the number of reclaim apron feeders from ten to five; and
  the concentrate dewatering filter size was increased from 84 square metres (m2) to 120 m2.

Reviews were carried out to identify options for the handling of potentially acid generating material (PAG) waste rock and tailings. The current strategy is to store PAG sub-aqueously in the tailings basin. The revised base case estimate assumes that the tailings containment dams will be constructed using cycloned coarse tailings.

The review of the impact of escalation on the major areas of the capital costs estimate from 2000 depended on the mix of labour, materials and equipment. Escalation values between 15% and 40% have been experienced in construction projects in northern British Columbia. However, for the purposes of this scoping study, a flat rate of 28% was used to reflect Statistics Canada’s Construction Index Escalation between 2000 and 2006. New estimates were provided to a scoping study level of accuracy (+/- 35%) for portions of the project where changes were made (primarily in the process plant area), or where specific updated costs were provided (such as updated electrical power costs). Fourth quarter 2006 capital cost estimates were used for major mining equipment and escalated 2000 Feasibility Study costs were used in the remaining areas.

All operating costs were reviewed, updated, and compared to present and historical Gibraltar Mine costs for reasonableness. Further study and updating of optimum mine plan input parameters to a pre-feasibility level is nearing completion and a decision on whether to convert resources to reserves based on this work will be made in the near future.

Pre-feasibility Study

Results of a pre-feasibility level study were announced in early January 2007. The study was done using long term metal prices of US$1.50/lb for copper, US$500/oz for gold, and an exchange rate of US$0.80/C$ 1.00.

The mine plan in the study utilized mineralized material totaling 480 million tonnes grading 0.43 g/t gold and 0.22% copper at a cut-off grade of C$4.00 net smelter return per tonne. According to Canadian standards, these would be considered proven and probable reserves; however, under US standards no reserve declaration is possible under a pre-feasibility study.

Scott Jones, P.Eng., General Manager of Project Development for Taseko and a Qualified Person under National Instrument 43-101, verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. He is also the author of a technical report that documents the study, which is filed at www.sedar.com.

Highlights of the study are summarized below:

  Pre-tax net present value of C$300 million at 7.5% discount rate

  Pre-tax internal rate of return of 14% with a 6 year payback

  19 year mine life at a milling rate of 70,000 tonnes per day

  Life of mine strip ratio of 0.8:1

  Total pre-production capital cost of C$756 million in third quarter 2006 dollars

  Operating cost of C$5.78 per tonne milled over the life of mine

  Mine site production costs net of gold credits of US$0.48/lb Cu

Pre-Production and Mine Plan

The pre-feasibility level study incorporates activities during a pre-production period of two years, which include construction of the electricity transmission line; upgrading and extension of current road access and mine site clearing; development of site infrastructure, processing facilities, and a tailings starter dam; removal and storage of overburden; and pre-production waste development.

The mine plan utilizes a large-scale conventional truck shovel open pit mining and milling operation. Following a one year pre-strip period, total material moved over years 1 through 16 averages 145,000 tonnes/day at a strip ratio of 1.1:1. A declining net smelter return cut-off is applied to the mill feed which defers lower grade ore for later processing. The lower grade ore is recovered from stockpile for the final 3 years of the mine plan. The life of mine strip ratio including processing of lower grade ore is 0.77:1

Processing and Infrastructure

The Prosperity processing plant has been designed with a nominal capacity of 70,000 tonnes per day. The plant consists of a single 12-meter diameter semi-autogenous grinding (SAG) mill, three 7.3 -meter diameter ball mills, followed by processing steps that include bulk rougher flotation, regrinding, cleaner flotation, thickening and filtering to produce a copper-gold concentrate.

Expected metallurgical recovery is 88% for copper and 69% for gold, with annual production averaging 100 million pounds copper and 235,000 ounces gold over the 19 year mine life.

The copper-gold concentrate would be hauled with highway trucks to an expanded load-out facility at McLeese Lake for rail transport to various points of sale, but mostly through the Port of Vancouver for shipment to smelters/refineries around the world.

Power will be supplied via a new 124 km long, 230 kV transmission line from Dog Creek on the BC Hydro Grid. Infrastructure would also include the upgrade of sections of the existing road to the site, an on-site camp, equipment maintenance shop, administration office, concentrate storage building, warehouse, and explosives facilities.

Based on this study, the project would employ up to 485 permanent hourly and staff personnel. In addition, approximately 70 contractor personnel would be employed in areas including catering, concentrate haulage, explosives delivery, and bussing.

Following completion of mining, the project would be closed and reclaimed according to the requirements of current legislation.

Cautionary Note to Investors Concerning Pre-feasibility Study, Prosperity Project

All information contained in this Annual Report relating to the contents of the pre-feasibility study, including but not limited to statements of the Prosperity Project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of mine and plant facilities also constitutes such "forward looking statements." The pre-feasibility study was prepared to broadly quantify the Prosperity Project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the Prosperity Project nor should it be considered to be a final feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships, and although they are based on engineering studies, these are preliminary so the ultimate costs may vary widely from the amounts set out in the pre-feasibility study.

This could materially adversely impact the projected economics of the Prosperity Project. As is normal at this stage of a project, data in some areas was incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are preliminary and result in a high level of subjective judgment being employed. There can be no assurance that the potential results contained in the pre-feasibility study will be realized.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the pre-feasibility study and the ultimate feasibility of the Prosperity Project. The mineralized material at the Prosperity project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Prosperity Project’s mineralization is considered to be a reserve under US mining standards. For US mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been completed to confirm the mine design, mining methods and processing methods assumed in the pre- feasibility study. Final feasibility could determine that the assumed mine design, mining methods and processing methods are not correct. Construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. No operating permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the pre-feasibility study and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the pre-feasibility study. There can be no assurance that mining can be conducted at the rates and grades assumed in the pre-feasibility study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The pre-feasibility study assumes specified, long-term prices levels for gold and copper. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of gold and copper will continue at current levels or that they will not decline below the prices assumed in the pre-feasibility study. Prices for gold and copper have been below the price ranges assumed in pre-feasibility study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics of the Prosperity Project are sensitive to the US Dollar and Canadian dollar exchange rate and this rate has been subject to large fluctuations in the last several years.

Environmental Assessment

As described above, Taseko carried out extensive exploration, engineering, mine planning, environmental, and socio-economic studies on the Prosperity project prior to 2001. This also included two years in the British Columbia Environmental Assessment (BCEA) process. In 2005, Taseko was granted an extension order for the Prosperity Project Application under the BCEA process until April 30, 2007.

Field work for the Environmental Impact Assessment (EIA) was essentially concluded in 2006. The field teams were comprised of Taseko personnel, expert consultants, and First Nations representatives. The goal of the 2006 field work season was to complete and validate the background data work performed in the previous studies and to close any gaps that have occurred as a result of regulatory changes over the years that the project was idle. The determination of baseline is in progress with the impact assessment component to follow. The EIA is to be substantially complete, with the review process expected to begin during the middle of 2007.

Plans for 2007

An updated, detailed feasibility study is currently underway. The work is being performed by Hatch Associates, incorporating the 2000 SNC Lavalin feasibility study, 2006 SNC Lavalin Mill redesign, and a re-optimized pit plan that was commissioned by Taseko in October 2006. Completion is scheduled for May 2007.

Harmony Project

Acquisition of Property

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

The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year ($4.64 at September 30, 2006). If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the then average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement. In the event that a realization event occurs between March 31, 2007 and October 16, 2007 the conversion price would be $4.64 per share. The tracking preferred shares would be redeemed for 5,741,799 common shares of Taseko.

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

Location, Access and Infrastructure

The Harmony Gold Project is located at latitude 53o 31’ N and longitude 132o 13’ W in the Skeena Mining Division, on Graham Island, Queen Charlotte Islands (also known as Haida Gwaii), on the northwestern coast of British Columbia, Canada. The Harmony Gold Property comprises of 59 mineral claims totalling 24,250 ha. The deposit-area claims are in good standing until June 29, 2009.

Exploration History

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

Sampling and Analysis

Details of sampling and analysis of drill cores are described in the 2004 Annual Information Form. Sample pulps are stored in the Company’s warehouse at Port Kells, BC. Drill core is stored at site.

Estimates of Mineralization

In 1997, M. Nowak, P.Eng., estimated the resources in the deposit. The estimate was reviewed by Nowak et al in 2001 and the resources were classified in 2001. The measured and indicated resources are estimated to be 64 million tonnes grading 1.53 grams Au/tonne, containing approximately 3 million ounces of gold. There are additional inferred resources of 21 million tonnes grading 1.04 grams Au/tonne. The estimates were done at a 0.60 grams Au/tonne cut-off.

Aboriginal (or “First Nations”) Issues

The Queen Charlotte Islands-Haida Gwaii, including the area surrounding the Harmony Gold Project, is subject to aboriginal peoples’ land claims. Aboriginal land claims are subject to the B.C. Treaty Commission Legislation and the B.C. Treaty Commission, both established in 1993. The British Columbia government has stated a policy that settlements will not adversely affect existing tenures in areas subject to legal settlements.

Plans for 2007

In 2007, Taseko anticipates continuing its focus on the Gibraltar mine and Prosperity project and accordingly no material work on Harmony is contemplated for the ensuing year.

Other Corporate Matters

In November 2006, Taseko launched a take-over bid offer for all (and at least 51%) of the outstanding shares of bcMetals Corporation (“bcMetals”) a public corporation listed on the TSX Venture Exchange. Taseko's amended and extended bid of $1.40 per share expired on February 8, 2007 as a consequence of a rival company making a $1.70 per shares bid. Taseko took up and purchased 1,316,300 shares under the bid and therefore currently holds an aggregate of 3,234,900 shares of bcMetals, having purchased the balance out of the market at approximately $1.01 per bcMetals share. Given that the Company's bid for control of bcMetals was not successful the Company effected the disposition of the bcMetals shares at $1.70 per share, in March 2007.

ITEM 4A          UNRESOLVED STAFF COMMENTS

None

ITEM 5           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of Taseko and notes thereto, included elsewhere in this Annual Report, which have been prepared in accordance with Canadian GAAP, with material measurement differences reconciled to US GAAP, and with the discussion of certain risk factors set forth under “Item 3. Key Information—Risk Factors” that might materially affect the Company’s operating results and financial condition.

OVERVIEW

Taseko is a mining and mineral exploration company with three properties located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and two exploration projects: the Prosperity copper-gold property and the Harmony gold property. In 2006, Taseko focused on production improvement at the Gibraltar mine and updating a feasibility study on the Prosperity project.

Gibraltar Mine

The Gibraltar mine reopened in early October 2004 with commercial production commencing on January 1, 2005. In fiscal 2006, Gibraltar produced 49.1 million pounds (2005 – 54.8 million pounds) of copper and 821,000 pounds (2005 – 427,000 pounds) of molybdenum.

Highlights for the 2006 fiscal year included the following:

  Gibraltar recorded revenues of $140.3 million (2005 - $71.9 million) from sales of copper concentrate and $21.6 million (2005 - $15.7 million) was realized from sales of molybdenum concentrate.

  Average sales prices for the year were US$2.44 (2005 - US$1.48) per pound for copper and US$23.28 (2005 - US$31.00) per pound for molybdenum.

  Copper production for the year was 49.1 million pounds of copper.

  Copper concentrate sales for the year were 90,230 wet metric tones (“WMT”) containing 51.0 million pounds of copper, an increase from the 77,695 WMT or 44.0 million pounds of copper sold during fiscal 2005.

  Copper concentrate inventory at September 30, 2006 was 13,396 WMT (8.4 million pounds of copper), a decrease in inventory from the 18,614 WMT of copper concentrate (10.6 million pounds of copper) at end of prior fiscal 2005.

  Molybdenum in concentrate production during the year was 821,000 pounds compared to 427,000 pounds in the previous year.

  Molybdenum in concentrate sales during the year were 789 WMT, containing 798,000 pounds, an increase from the 418,016 pounds sold in fiscal 2005.

Prosperity Project

In November 2005, work was re-initiated on the Prosperity Copper-Gold Project, located 125 kilometres southwest of the City of Williams Lake in south-central British Columbia.

Prior to 2001, Taseko carried out extensive exploration, engineering, mine planning, environmental, and socio-economic studies on the Prosperity project, including two years in the British Columbia Environmental Assessment ("BCEA") process.

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

The positive results of a pre-feasibility level study were released in January 2007, indicating that the property hosts proven and probable reserves of 480 million tonnes grading 0.43 grams/Au/tonne and 0.22% Cu at a C$4.00 net smelter return per tonne (NSR/t) cut-off.

An updated, detailed feasibility study is being performed by Hatch Associates, incorporating the 2000 SNC Lavalin feasibility study, 2006 SNC Lavalin Mill redesign, and a re-optimized pit plan. Work is currently in progress with completion anticipated in May 2007.

An environmental assessment under the Canadian and British Columbia Environmental Assessment Acts is in progress. Multidisciplinary work teams have gathered new data and are validating previous work in the location where the project will be developed. Submission of the Environmental Impact Assessment is scheduled for the middle of 2007.

Harmony Project

In 2006, the Company was focused on the Gibraltar mine and the Prosperity project; therefore only maintenance activities were performed on the Harmony project. These activities will continue and assessments will be undertaken over time as metal prices indicate new opportunities for the Harmony project. In 2007, Taseko anticipates continuing to focus its resources and its efforts on the Gibraltar mine and the Prosperity project.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 3 of the accompanying audited financial statements for the year ended September 30, 2006. A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 19. The preparation of consolidated financial statements in conformity with Canadian and US generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Such estimates and assumptions include the estimation of mineral resources and reserves, the carrying values of mineral properties, the carrying values of property, plant and equipment, the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

A.           Operating Results

Selected operating results, expressed in Canadian GAAP, for the fiscal years ended September 30, 2006 2005 and 2004 are presented below.

	Year ended September 30

	2006	2005	2004
Statement of operations		(restated)	(restated)
Revenue	(161,900,063)	$(87,638,300)	$–
Cost of production	103,627,678	71,348,118	–
Depletion, depreciation and amortization	3,412,048	2,657,165	17,296
Accretion of reclamation obligation	1,732,000	1,574,000	1,431,000
Exploration	3,544,081	505,586	4,597,968
Foreign exchange	(288,801)	34,080	–
Loss (gain) on sale of equipment	–	2,160,992	–
Loss on extinguishment of capital leases	240,049	–	–
General and administration	5,286,039	2,411,688	2,693,067
Ledcor termination fee	3,500,000	–	–
Interest and other income	(7,170,301)	(10,547,609)	(5,154,209)
Interest expense	4,593,622	3,175,353	–
Interest accretion on convertible debt	1,280,099	1,075,478	977,705
Premium paid for acquisition of Gibraltar Reclamation Trust LP	–	–	5,095,249
Restart project	–	6,346,650	14,982,008
Stock-based compensation	3,182,102	1,129,026	5,172,244
Write down of mineral property acquisition costs	–	–	28,810,296
Current income tax expense (recovery)	4,397,000	(4,099,000)	23,744,000
Future income tax expense (recovery)	1,648,000	(13,423,000)	–
Earnings (loss) for the year	32,916,447	23,289,773	(82,366,624)

Basic earnings (loss) per share	$0.29	$0.23	$(1.10)
Diluted earnings (loss) per share	$0.26	$0.21	$(1.10)

Basic weighted average number of common shares outstanding	113,553,556	100,021,655	75,113,426
Diluted weighted average number of common shares outstanding	126,462,009	110,732,926	75,113,426

Effective October 1, 2005, the Company adopted the CICA’s Handbook Section 3860, “Financial Instruments – Disclosure and Presentation”. The standard requires that convertible debentures which may be settled in cash, or by a variable number of common shares of the Company at the Company's discretion, be presented as a liability. This change has been applied retroactively. The prior years’consolidated balance sheets have been amended to present the liability component and equity component separately on the balance sheet. The accretion charges that were previously recorded through deficit are now recorded as interest accretion on convertible debt in the consolidated statement of operations.

Year ended September 30, 2006 (“ 2006”) versus Year ended September 30, 2005 (“2005”)

Earnings

The Company’s earnings for the year ended September 30, 2006 were $32.9 million (including $6.0 million of tax expenses), compared to $23.3 million (including $17.5 million of tax recoveries) in the prior year. The increase in earnings is mainly due to higher sales of copper and molybdenum and higher realized metal prices during the year.

Revenues

The Company recognized revenues of $161.9 million for the year ended September 30, 2006 compared to $87.6 million in fiscal 2005. Revenues were comprised of copper concentrate sales of $140.3 million (2005 - $71.9 million) and molybdenum concentrate sales of $21.6 million (2005 - $15.7 million). The following table is a summary of the commercial production for fiscal 2006 compared to fiscal 2005:

	Fiscal 2006	Fiscal 2005
Copper production (millions lb)	49.1	54.8
Copper sales (million lb)	51.0	44.0
Molybdenum production (thousands lb)	821	427
Molybdenum sales (thousands lb)	798	418
Copper production costs, net of by-product molybdenum credits, per lb of copper	US$1.25	US$0.87
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.25	US$0.28
Total cash costs of production per lb of copper	US$1.50	US$1.15

In late September 2006, the Company received funds of approximately $19.6 million from the sale of copper. The Company was unable to recognize the revenue from this sale as the copper was held in a storage facility at the dock as there were no ships available at that time to transport the copper to smelters in Asia. Consequently, the Company recorded this sale as deferred revenue for the year ended September 30, 2006 and recognized this sale as revenue upon shipment to the customer.

Cost of Sales

Cost of sales for 2006 was $103.6 million, compared to $71.3 million in 2005. Costs of sales for 2006 consists of total production cost of $92.5 million (2005 – $75.0 million), less a concentrate inventory addition of $2.0 million (2005 – $16.3 million), and silver credits of $1.2 million (2005 – $0.9 million). Also included in cost of sales are transportation and treatment costs of $14.3 million for 2006 compared to $13.5 million 2005. This increase in cost of sales for 2006 is due to higher sales quantities compared to the prior year.

Transportation costs are comprised of the trucking, rail, ocean freight and handling fees incurred to move concentrate from the mine to the smelters. Treatment costs are comprised of treatment charges and refining charges.

Depletion, depreciation and amortization

Depletion, depreciation and amortization relates to the commissioning of new equipment purchased and leased during re-start, and increased to $3.4 million compared to $2.7 million in fiscal 2005.

Exploration

Exploration expenses increased to $3.5 million in fiscal 2006 compared to $0.5 million in fiscal 2005 due to a higher level of exploration activity, mainly at the Prosperity project, and focused on the initial stages of an environmental impact assessment and preparing an undated feasibility study. Exploration expenses of $2.6 million at Gibraltar were capitalized as a result of the increase in the mineral reserves.

General and Administrative

General and administrative costs increased to $5.3 million in 2006 from $2.4 million in 2005. The main increase was attributable to legal, tax and accounting fees (2006 – $1.7 million; 2005 – $0.4 million), which increased in 2006 due to higher corporate activities, professional fees relating to the Company’s continued efforts to comply with the reporting requirements under Sarbanes-Oxley and tax planning initiatives. Office and administration (2006 – $2.0 million; 2005 – $1.2 million), conference and travel (2006 – $0.4 million; 2005 – $0.1 million); and trust and filing (2006 – $0.3 million; 2005 – $0.1 million) all increased in 2006 due to higher staffing levels and an increase in corporate activities.

Interest Expense

Interest expense increased to $4.6 million in fiscal 2006 from $3.2 million in fiscal 2005 due to the issuance of the convertible bonds.

Stock-Based Compensation

The stock-based compensation costs increased to $3.2 million in fiscal 2006 from $1.1 million in fiscal 2005 as a result of a slight increase in the number of share purchase options granted and a higher fair value on the options granted during the year.

Non-Recurring Expenses

The Company recorded a one-time fee in 2006 of $3.5 million to Ledcor as a result of the Company voluntarily withdrawing from an agreement with Ledcor to operate the Gibraltar mine. The Company has assumed responsibility for all operational matters in connection with the Gibraltar Mine in November 2006. Other than Gibraltar mine restart expenses of $6.3 million, the Company did not have any significant non-recurring expenses in fiscal 2005.

Income Tax Expense

A current income tax provision of $4.4 million was recorded in 2006, compared to $4.1 million current income tax recovery in 2005. In addition, the Company had a future income tax expense of $1.6 million in 2006 compared to a recovery of $13.4 million in 2005. The increase in the income tax provision is due mainly to the depletion of tax pools as a result of the Company becoming more profitable.

The Company has accrued a tax provision of a subsidiary company of $21.1 million (2005 – $19.6 million) in the accompanying consolidated financial statements . This tax provision reflects an income tax expense recorded in 2004 which management believes is less than likely of ever becoming payable. The Company would exhaust all appeals if any taxes were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. No taxation authority has assessed the amount or any portion thereof as payable. Accordingly, there is no immediate impact on liquidity. The subsidiary will consider its current and past tax filing positions in addition to tax planning strategies which might be put in place prior to the Company's fiscal year ending on September 30, 2007.

Year ended September 30, 2005 (“2005”) versus year ended September 30, 2004 (“2004”)

Earnings

The Company’s earnings for the year ended September 30, 2005 were $23.3 million, compared to a loss of $82.4 million in the prior year. The increase in earnings is due to the resumption of mining activities at the Gibraltar copper-molybdenum mine, and the recognition of tax loss carryforwards in the consolidated financial statements.

Revenues

The Company recognized revenues of $87.6 million for the year ended September 30, 2005 compared to $nil in fiscal 2004. In late September 2005, the Company sold and received funds of approximately $14.3 million from the sale of copper. The Company was unable to recognize the revenue from this sale as the copper was held in a storage facility at the dock as there were no ships available at that time to transport the copper to smelters in Asia. Consequently, the Company recorded this sale as deferred revenue for the year ended September 30, 2005 and recognized this sale as revenue upon shipment to the customer.

Cost of Sales

Cost of sales for 2005 was $71.3 million compared to $nil in 2004. Cost of sales for 2005 consisted of total production costs of $65.6 million (2004 - $nil) less a concentrate inventory addition of $7.8 million (2004 - $nil). Also included in cost of sales are transportation and treatment costs of $13.5 million (2004 - $nil).

Depletion, depreciation and amortization

Amortization expense increased to $2.7 million compared to $0.02 million in fiscal 2004 due to 2005’s commencement of production from the Gibraltar mine.

Exploration

Exploration expenses decreased to $0.5 million in fiscal 2005 from $4.6 million in fiscal 2004 due to a reduction in exploration activities and mine maintenance costs in fiscal 2005. These expenses consisted of $0.3 million of exploratory drilling at the Gibraltar mine site, $0.15 million on due diligence relating to potential new projects, $0.03 million on the Prosperity project and $0.02 million on the Harmony project.

General and Administrative

General and administrative costs decreased slightly to $2.4 million in fiscal 2005 from $2.7 million in 2004. This decrease was due to a significant reduction in shareholder communication expenses (2005 - $0.3 million; 2004 - $0.7 million).

Interest expense

Interest expense increased to $3.2 million in fiscal 2005 from $0.5 million in fiscal 2004 due to interest payments on the Company’s capital lease obligations.

Stock-Based Compensation

Stock-based compensation decreased to $1.1 million in fiscal 2005 from $5.2 million in fiscal 2004 due to fewer options granted and lower volatility in fiscal 2005 compared to fiscal 2004.

Non-Recurring Expenses

Expenses relating to the restart project include costs for the mine, mill, site services, administration, warehouse, engineering and environmental matters. These expenses decreased in fiscal 2005 to $6,346,650 compared to $14,982,008 in fiscal 2004 since the restart activities for copper concentrate production ended in the first quarter of fiscal 2005 and commercial production commenced on January 1, 2005, and the restart activities for molybdenum concentrate production ended near the end of the second quarter of fiscal 2005.

Income Tax Recovery

The Company had a current income tax recovery of $4.1 million and future income tax recovery of $13.4 million in fiscal 2005 compared to a current income tax expense of $23.7 million in fiscal 2004. The increase in income tax recoveries is due to the recognition of the benefit of tax loss carryforwards in fiscal 2005 as their realization became more likely than not.

B.           Liquidity and Capital Resources

Liquidity

At September 30, 2006, Taseko had working capital of $101.6 million, as compared to a $6.2 million at September 30, 2005. The increase in cash was primarily a result of higher revenues from operations at the Gibraltar mine, the exercising of share purchase options and warrants and the issuance of US$30 million convertible bonds during the year.

Management anticipates that revenues from the sale of copper and molybdenum concentrate, along with current cash balances will be sufficient to cover operating costs, working capital and the Gibraltar mill expansion for fiscal 2007.

Cash Used in Operating Activities

Taseko generated $55.4 million from operating activities in fiscal 2006 as compared to $1.8 million used in operating activities in fiscal 2005. Taseko anticipates that it will continue to generate positive cash flow from operating activities in fiscal 2007.

Cash Used in Investing Activities

Taseko used $36.4 million in investing activities as compared to $8.2 million received in fiscal 2005. The increase in cash used in investing activities is mainly due to mill expansion at Gibraltar that began during fiscal 2006, the Company’s $13.0 million contribution to reclamation deposits that are invested in government backed securities, as well as the Company’s $11.5 million investment in September 2006 in a convertible promissory note of Continental Minerals Corporation (“Continental”). Continental, a company with certain directors in common with Taseko, holds a 100% interest in the Xietongmen copper-gold project in Tibet, China.

The Xietongmen property hosts a significant porphyry copper-gold deposit. Feasibility-level studies were initiated at Xietongmen in 2006, which are targeted for completion in 2007.

Cash used in investing activities is expected to increase during fiscal 2007 as Gibraltar continues its mill expansion and drilling programs to expand the Gibraltar deposits.

Cash Generated by Financing Activities

In fiscal 2006, Taseko generated $48.6 million (2005 – $0.5 million) from financing activities, which consisted of the issuance of shares for cash of $31.9 million (2005 - $9.6 million), convertible bonds issued for net proceeds of $31.8 million (2005 - $Nil) less principal repayments under capital leases of $15.1 million (2005 - $7.3 million).

These share issuances were attributable to the issuance of 17,492,693 common shares from the exercise of warrants and 7,438,166 from the exercise of share purchase options.

The purpose of these financing activities was to provide working capital for the day to day operations of the Gibraltar mine and other corporate initiatives. There were no restrictions on the use of proceeds from these financing activities.

Investment in Continental

In August 2006, the Company invested $11.5 million of its surplus working capital in a Convertible Secured Promissory Note (the “Note”) of Continental Minerals Corporation (“Continental”), a public company with certain directors in common with the Company. The one year Note provides for interest at the rate of 16% per annum payable monthly and is payable in cash or, at the Company’s election, in Continental common shares. The Note is secured by an indirect pledge of Continental’s interest in a copper property located in China. The Company has the right to convert any or the entire principal then outstanding under the Note, plus a 5% premium, into Continental common shares at $2.05 per share if the conversion right is exercised within the first six months, or at $2.25 per share if exercised in the second six months.

In February 2007, the Company converted the entire principal outstanding under the Note. At March 30, 2007, the Company held 7,827,796 common shares of Continental, representing approximately 6.9% of Continental’s outstanding common shares.

Reclamation Deposits

In September 2006, the Company made a contribution of $13.0 million to a qualified environmental trust in relation to its site closure and reclamation obligations for the Gibraltar mine. The Company has reclamation deposits totaling approximately $31.8 million (including interest) to fund reclamation at the Gibraltar, Prosperity and Harmony properties.

US$30 million Bond Offering

On August 29, 2006, the Company issued US$30 million in principal amount of five year convertible bearer bonds due in 2011 (the "Bonds") to qualified institutional buyers in Europe. The Bonds constitute direct, unsubordinated, unsecured, general and unconditional obligations of the Company. The Bonds were issued at 100% and, if not converted, will be redeemed at maturity at 101%. The Bonds carry a coupon interest rate of 7.125% per annum. The Bonds are convertible at the holder’s option after 40 days from issuance until August 19, 2011 into 8,955,224 Common Shares at a conversion price of US$3.35 ($3.76), which represented a premium of approximately 40% over the trading price of the Common Shares at August 29, 2006. At any time after September 12, 2008, the Company will have the right to call for the conversion of the Bond into the number of shares as set out above, if the Company’s shares trade at least 50% above the conversion price for at least 20 business days in any period of 30 consecutive business days. On August 29, 2009, the Bondholders have a one time right to redeem the Bonds at 100.60% . Debt issuance costs of $1.4 million were incurred upon closing of the transaction. The Bonds contain certain anti-dilution provisions if the Company issues common shares below specified prices.

The Company had no commitments for material capital expenditures as of September 30, 2006 or March 30, 2007.

The Company has no lines of credit or other sources of financing.

C.           Research Expenditures

Taseko does not have a program of intellectual property development or patenting or licensing.

D.           Trend Information

As a natural resource exploration company, Taseko’s activities have been mainly event-driven, that is based on exploration successes and failures rather than seasonal, but it may be seen to be affected by the cyclic nature of metal prices. Trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on Taseko’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources are identified above under the heading “Operating Results” and below in this item.

Copper is a commodity metal used extensively in the housing and automotive industries and accordingly demand for copper varies directly with general economic conditions. Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and US$1.59 in 2005. Copper prices have continued to increase in 2006, averaging US$3.03/lb to mid December. At March 30, 2007, the copper price was approximately US$3.14/lb.

Molybdenum prices increased from US$7.60/lb to US$34/lb in 2004. The average molybdenum price in 2005 was US$33/lb. Prices appear to have stabilized since January 2006, averaging US$25.53 to mid December. At March 30, 2007, molybdenum oxide price is approximatley US$29.00/lb.

Gold prices have been increasing over the past two years, and this uptrend has accelerated since September 2005. Overall, the gold price increased from US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, averaging US$604/oz to mid December.

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

E.           Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.           Tabular Disclosure of Contractual Obligations

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	More than 5 Years
Long-Term Debt Obligations (1)	$ 33,496,000	-	-	$ 33,496,000	$ -
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	$ 33,496,000	$ -	$ -	$ 33,496,000	$ -

(1) Note: The Company also has a convertible debenture in the face amounts of $17.0 million (see note 12 of the accompanying consolidated financial statements) which is not included in the above figures. The Company intends to settle this debt through the issuance of common shares of the Company.

The Company also has liabilities relating to a Reclamation Obligation in the amount of $49.4 million and a Royalty Obligation in the amount of $66.8 million.

G.           Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company
William P. Armstrong (1) (3) Director British Columbia, Canada	Since May 2006
David J. Copeland Director British Columbia, Canada	Since March 1994
Barry Coughlan (2), (3) Director British Columbia, Canada	Since February 2001
Scott D. Cousens Director British Columbia, Canada	Since October 1992
Robert A. Dickinson Director British Columbia, Canada	Since January 1991
David Elliott (1), (2), (3) Director British Columbia, Canada	Since July 2004
Russell E. Hallbauer (3) President, Chief Executive Officer and Director British Columbia, Canada	Since July 2005
Wayne Kirk (1), (2), (3) Director California, USA	Since July 2004
Jeffrey R. Mason (2), Secretary, Chief Financial Officer and Director British Columbia, Canada	Since March 1994
John W. McManus Vice President, Operations Vancouver, BC, Canada	Since October 2005
Ronald W. Thiessen Chairman of the Board and Director British Columbia, Canada	Since October 1993

Notes:

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

None of our directors or senior management has any family relationship with any other and none were elected as a director or appointed as a member of senior management as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party.

Principal Occupation of Current Management and Directors of Taseko

WILLIAM P. ARMSTRONG, P.Eng. – Director

Mr. Armstrong earned his Bachelors and Masters degrees in Geological Engineering from the University of British Columbia and has more than 45 years experience in the mining industry. He recently retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations, and responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the company’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong has been involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines.

Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	May 2006	Present
Compania Minera El Brocal	Director	January 2001	Present

DAVID J. COPELAND, P.Eng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	March 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director & CEO	September 2006	Present

BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who over the past 24 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 2001	Present
Continental Minerals Corporation	Director	May 2006	Present
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present
AMS Homecare Inc.	Director	November 2001	November 2004

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

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1992	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	March 1993	November 2006

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present

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

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	January 2007	Present
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director and Chairman	November 2000	September 2006

DAVID ELLIOTT, B. Comm, ICD.D. FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director and audit committee chairman of North Dynasty Minerals Ltd., Taseko Mines Limited, Anooraq Resources Corporation and Great Basin Gold Ltd.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2004
	President & COO	May 2002	June 2003

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

Within the last five years, Mr. Hallbauer is, or has been, an officer of the following public company:

Company	Positions Held	From	To
Taseko Mines Limited	Director, President and Chief Executive Officer	July 2005	Present

H. WAYNE KIRK, LLB - Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. Mr. Kirk has over 35 years of professional experience, including 10 years of senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2002, Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004, he spent two years as Special Counsel for the law firm Thelen Reid & Priest, in San Francisco.

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

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present

Company	Positions Held	From	To
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Detour Gold Corporation	Director	January 2007	Present
	Chief Financial Officer	January 2007	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present

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

RONALD W. THIESSEN, CA –Chairman of the Board and Director

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	January 2007	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

B.           Compensation

During Taseko’s financial year ended September 30, 2006 the aggregate direct remuneration paid or payable to Taseko’s directors and senior officers by Taseko and its subsidiaries, all of whose financial statements are consolidated with those of Taseko, was $1,077,242. This figure includes any portion of remuneration received by the named person as an officer or employee of Hunter Dickinson Inc. that is attributable to Taseko’s affairs. The direct remuneration paid or payable to Company’s directors and senior officers by subsidiaries of Taseko, whose financial statements are not consolidated with those of Taseko, was $nil.

Russell E. Hallbauer, President, Chief Executive Officer and director, Jeffrey R. Mason, Secretary, Chief Financial Officer and director, John W. McManus, Vice President of Operations and Ronald W. Thiessen, former President and Chief Executive Officer and a current director and Chairman of the Board are each a "Named Executive Officer" of Taseko for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Russell E. Hallbauer(1) Current President and Chief Executive Officer	2006 2005	335,000 79,135	Nil Nil	Nil Nil	Nil 780,000(5)	Nil Nil	Nil Nil	Nil Nil
Ronald W. Thiessen(2) Former President and Chief Executive Officer	2006 2005 2004	132,027 38,418 48,576	Nil Nil Nil	Nil Nil Nil	135,400(8) Nil 780,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary and Chief Financial Officer	2006 2005 2004	94,973 26,085 36,027	Nil Nil Nil	Nil Nil Nil	90,000(6) Nil 780,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
John W. McManus(3) Vice President, Operations	2006 2005	175,000 Nil	Nil Nil	Nil Nil	Nil 300,000(7)	Nil Nil	Nil Nil	Nil Nil

Notes:

(1)	Mr. Hallbauer was appointed as President and Chief Executive Officer on July 10, 2005.
(2)	Mr. Thiessen resigned as President and Chief Executive Officer on July 10, 2005.
(3)	Mr. McManus was appointed as Vice President, Operations on October 11, 2005.
(4)

These options were granted as follows: 280,000 on October 10, 2003 at an exercise price of $0.55 per Common Share and expire on September 29, 2006; 200,000 May 20, 2004 at an exercise price of $1.36 per Common Share and expire on September 29, 2006; 300,000 on September 24, 2004 at an exercise price of $1.40 per Common Share and expire on September 20, 2006.

(5)	These options were granted on May 31, 2005 at an exercise of $1.15 per Common Share and expire on September 28, 2010.

(6)

These options were granted as follows: 50,000 on March 28, 2006 at an exercise price of $2.18 pr Common Share and expire on March 28, 2011 and 40,000 on April 5, 2006 at an exercise price of $2.63 and expire on March 28, 2011.

(7)	These options were granted on September 22, 2005 at an exercise price of $1.15 per Common Share and expire on September 28, 2010.
(8)

These options were granted as follows: 75,000 on March 28, 2006 at an exercise price of $2.18 pr Common Share and expire on March 28, 2011 and 60,000 on April 5, 2006 at an exercise price of $2.63 and expire on March 28, 2011.

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

Options

The equity compensation plan which the Company currently has in place is the 2006 Share Option Plan (the “Option Plan”) which was re-approved by shareholders on March 15, 2007. The Option Plan is administered by the Compensation Committee of the Board of Directors. The Option Plan provides that options will be issued to directors, officers, employees or management and others who provide services to the Company or any subsidiary of the Company. The Option Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. Under the Option Plan, as the outstanding options are exercised and the issued and outstanding Common Shares of the Company increases, the percentage of options available for granting to eligible optionees will increase. The exercise price of each option may be set equal to or greater than the five day weighted market price of the common shares on the TSX on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and generally terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors.

The share options granted to the Named Executive Officers during the financial year ended September 30, 2006 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald W. Thiessen	75,000	3.47%	$2.18	$2.18	March 28, 2011
Ronald W. Thiessen	60,000	2.78%	$2.63	$2.63	March 28, 2011
Jeffrey R. Mason	50,000	2.32%	$2.18	$2.18	March 28, 2011
Jeffrey R. Mason	40,000	1.85%	$2.63	$2.63	March 28, 2011

The share options exercised by the Named Executive Officers during the financial year ended September 30, 2006 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and
Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options at FY-End ($) Exercisable/ Unexercisable
Russell E. Hallbauer	Nil	Nil	520,000 / 260,000	650,000 / 325,000
Ronald W. Thiessen	780,000	925,800	45,000 / 90,000	5,500 / 11,000
Jeffrey R. Mason	780,000	1,009,495	30,000 / 60,000	3,667 / 7,333
John W. McManus	Nil	Nil	200,000 / 100,000	250,000 / 125,000

The closing share price of the Company on September 30, 2006 was $2.40.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended September 30, 2006.

Defined Benefit or Actuarial Plan Disclosure

There are no defined benefit or actuarial plans in place for the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer other than Mr. Hallbauer and Mr. McManus, who have employment agreements with Hunter Dickinson Inc. and are seconded to the Company.

There are no compensatory plan(s) or arrangement(s) with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

Effective January 1, 2005, each independent director of the Company is paid an annual director’s fee of $45,000 and an additional fee of $5,000 for the Audit Committee’s Chairperson and $3,000 each for other Committee Chairperson. Executive officers do not receive additional compensation for serving as a director.

The following directors received options to purchase Common Shares under the Option Plan of the Company during the year ended September 30, 2006:

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Date of Grant	Expiration Date
William P. Armstrong	90,000	$2.68	June 30, 2006	March 11, 2011
David J. Copeland	50,000	$2.18	March 28, 2006	March 11, 2011
David J. Copeland	40,000	$2.63	April 5, 2006	March 11, 2011

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Date of Grant	Expiration Date
Barry Coughlan	50,000	$2.18	March 28, 2006	March 11, 2011
Barry Coughlan	40,000	$2.63	April 5, 2006	March 11, 2011
Scott D. Cousens	50,000	$2.18	March 28, 2006	March 11, 2011
Scott D. Cousens	40,000	$2.63	April 5, 2006	March 11, 2011
Robert A. Dickinson	50,000	$2.18	March 28, 2006	March 11, 2011
Robert A. Dickinson	40,000	$2.63	April 5, 2006	March 11, 2011
David Elliott	50,000	$2.18	March 28, 2006	March 11, 2011
David Elliott	40,000	$2.63	April 5, 2006	March 11, 2011
Wayne Kirk	50,000	$2.18	March 28, 2006	March 11, 2011
Wayne Kirk	40,000	$2.63	April 5, 2006	March 11, 2011
Jeffrey R. Mason	50,000	$2.18	March 28, 2006	March 11, 2011
Jeffrey R. Mason	40,000	$2.63	April 5, 2006	March 11, 2011
Ronald W. Thiessen	75,000	$2.18	March 28, 2006	March 11, 2011
Ronald W. Thiessen	60,000	$2.63	April 5, 2006	March 11, 2011

C.           Board Practices

All directors were re-elected at the March 2007 annual general meeting and have a term of office expiring at the next annual general meeting of Taseko scheduled for March 2008. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Committees of the Board of Directors

The Board created an Investment Committee as of February 7, 2007. The function of the Investment Committee is to consider and evaluate the Company’s existing investments and consider potential new investment opportunities for the Company. The Investment Committee currently comprises Messrs. Armstrong, Elliott, Kirk, Hallbauer and Mason.

The Board also has an Executive Committee as of December 12, 2006. The function of the Executive Committee is to review and authorize certain capital expenditures. The Executive Committee currently comprises Messrs. Armstrong, Hallbauer, Mason and Thiessen.

The Board has no other committees other than the Audit Committee, Nominating and Governance Committee, Executive, Compensation Committee and Investment Committee.

Audit Committee

The Board has adopted a charter for the Audit Committee in accordance with Canadian Multilateral Instrument 52-110 Audit Committees, (“MI 52-110”), the Canadian regulatory policy respecting audit committees, in carrying out its audit and financial review functions. The text of the audit committee charter (excluding specified definitions of independence and financial literacy under stock exchange policies and securities law) is available on the Company’s website (www.tasekomines.com). The Audit Committee reviews all financial statements of the Company prior to their publication, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and approves fees for audit services. The Audit Committee meets both separately with auditors (without management present) as well as with management present. The meetings with the auditors discuss the various aspects of the Company’s financial presentation in the areas of audit risk and Canadian and U.S. generally accepted accounting principles.

The Company’s Audit Committee is currently comprised of Messrs. Elliott, Kirk and Armstrong. MrEach audit committee member is an independent director as defined in MI 52-110. All members of the Audit Committee are “financially literate” as defined in MI 52-110. The audit committee typically meets quarterly.

Compensation Committee

The Board has established a Compensation Committee, currently comprised of Messrs. Coughlan, Armstrong, Kirk and Mason, three of whom are independent Direcotrs as defined in MI 52-110. The Board has adopted a charter for the Compensation Committee which is also available for viewing at the Company’s website (www.tasekomines.com).

The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and to the Directors, to review the performance of the Company’s executive officers, and to make recommendations on compensation to the Board. In addition, the Committee reviews annually the compensation plans for the Company’s non-executive staff. The Compensation Committee delivered management and director compensation recommendations to the Board late in 2006 based on advice from an independent consulting firm.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is currently comprised of Messrs. Armstrong, Coughlan, Elliott, Kirk and Hallbauer, four of whom are independent Directors as defined in MI 52-110 for the reasons described above.

The Board has adopted a charter for the Nominating and Corporate Governance Committee in carrying out its duties. This charter is available for viewing at the Company’s website (www.tasekomines.com).

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

D.           Employees

Taseko’s administrative and exploration functions are primarily administered through Hunter Dickinson Inc. (see Item 7) and therefore doesn’t have any direct employees except for those employed by a subsidiary. At March 30, 2007, approximately 311 persons were employed at the Gibraltar mine.

E.           Share Ownership

The following table sets out the share ownership as at March 30, 2007 of Taseko’s directors and senior management and includes the details of all options or warrants to purchase shares of Taseko held by such persons:

Name of Director or Senior Officer	Common Shares Beneficially Owned or Controlled (1)	Incentive Stock Options Held	Percentage of Issued and Outstanding Shares Owned (1), (2)
William Armstrong Director	Nil Common Shares	171,000 Options (3)	0.00%
David J. Copeland Director	990,045 Common Shares	171,000 Options (3)	0.77%
Barry Coughlan Director	100,000 Common Shares	171,000 Options (3)	0.08%
Scott D. Cousens Director	684,766 Common Shares	171,000 Options (4)	0.53%
Robert A. Dickinson Director	315,600 Common Shares	171,000 Options (4)	0.25%
David Elliott Director	60,000 Common Shares	171,000 Options (4)	0.05%
Russell E. Hallbauer President, Chief Executive Officer and Director	211,500 Common Shares	1,455,000 Options (5)	0.16%
Wayne Kirk Director	50,000 Common Shares	171,000 Options (4)	0.04%
Jeffrey R. Mason Secretary, Chief Financial Officer and Director	10,000 Common Shares	255,000 Options (6)	0.01%
John W. McManus Vice President, Operations	10,000 Common Shares	390,000 Options (7)	0.01%
Ronald W. Thiessen Co-Chairman of the Board and Director	1,566,346 Common Shares	300,000 Options (8)	1.22%
TOTAL HELD BY DIRECTORS AND SENIOR MANAGEMENT	3,998,257 Shares	3,426,000 Options	3.108%

Notes:

(1)	Does not include any shares that may be acquired upon exercise of stock options.

(2)	Based on 128,658,125 common shares issued and outstanding as of March 30, 2007.

(3)

Mr. Armstrong holds options to purchase 90,000 Common Shares at an exercise price of $2.68 per Share expiring on March 28, 2011, and 81,000 Common Shares at $3.07 per Share expiring on February 24, 2012.

(4)

Mr. Copeland, Mr. Coughlan, Mr. Cousens, Mr. Dickinson, Mr. Elliott and Mr. Kirk each hold options to purchase 50,000 Common Shares at an exercise price of $2.18 per Share expiring on March 28, 2011, 40,000 Common Shares at $2.63 per Share expiring on March 28, 2011 and 81,000 Common Shares at $3.07 per Share expiring on February 24, 2012.

(5)

Mr. Hallbauer holds options to purchase 780,000 Common Shares at an exercise price of $1.15 per Share expiring on September 28, 2010 and 675,000 Common Shares at $3.07 per Share expiring on February 24, 2012.

(6)

Mr. Mason holds options to purchase 50,000 Common Shares at an exercise price of $2.18 per Share expiring on March 28, 2011, 40,000 Common Shares at $2.63 expiring on March 28, 2011 and 165,000 Common Shares at $3.07 per Share expiring on February 24, 2012.

(7)

Mr. McManus holds options to purchase 225,000 Common Shares at an exercise price of $1.15 per Share expiring on September 28, 2010 and 165,000 Common Shares at $3.07 per Share expiring on February 24, 2012.

(8)

Mr. Thiessen holds options to purchase 75,000 Common Shares at an exercise price of $2.18 per Share expiring on March 28, 2011, 60,000 Common Shares at $2.63 expiring on March 29, 2011 and 165,000 Common Shares at $3.07 per Share expiring on February 24, 2012.

(b)           Share Incentive Plan

Taseko has a Share Incentive Plan which reserves up to 10% of the outstanding number of shares for issuance. The Company’s 2006 Plan was first approved and ratified by shareholders at the Company’s annual general meeting held on March 22, 2006 and re-approved at the recently held annual general meeting on March 15, 2007. Under the 2006 Plan, the total number of Common Shares reserved for share incentive options for granting at the discretion of the Company’s board of directors to eligible optionees (the “Optionees”) is equal to ten (10%) percent of the issued and outstanding Common Shares in the capital stock of the Company from time to time (approximately 12,865,813 Common Shares at the date hereof). As at March 30, 2007, 6,111,884 (approximately 4.8% of the current issued and outstanding Common Shares) options were outstanding under the 2006 Plan. There remain 6,753,929 (approximately 5.2% of the current issued and outstanding Common Shares) Common Shares available for granting as options under the 2006 Plan.

The TSX permits a company to have a share option plan with a rolling maximum based on a percentage of a company’s outstanding securities. In addition, certain amendments to the options are permitted if the ability to amend the option is contained in the share option plan approved by shareholders.

Under the 2006 Plan, as the outstanding options are exercised and the issued and outstanding Common Shares of the Company increases, the percentage of options available for granting to eligible Optionees will increase. However, all validly outstanding options under the 2004 Plan will be counted as if they had been issued under the 2006 Plan for calculating what may yet be issued under the 2006 Plan.

The following is a summary of the material terms of the 2006 Plan:

(a)

persons who are directors, officers, employees, consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the 2006 Plan;

(b)	all options granted under the 2006 Plan are non-assignable and non-transferable and may have a maximum term of up to 10 years from the effective date;

(c)	for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(d)

if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any vested option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed or act as an officer or director (30 days if the Optionee is engaged in investor relations activities);

(e)

the exercise price of the option is established by the board of directors at the time of the option is granted, subject to a the minimum exercise price of not less than the Market Price (as defined in the policies of TSX but generally speaking the undiscounted volume weighted five day average price);

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

Geographic Breakdown of Shareholders

As of March 30, 2007, Taseko’s register of shareholder indicates that Taseko’s common shares are held of record, as follows:

Location	Number of Registered Shareholders of Record	Number of Shares	Percentage of Total Shares
Canada	117	111,165,275	86.4%
United States	413	17,461,849	13.6%
Other	5	3,501	0.00%
TOTAL	535	128,630,625	100.0%

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

Transfer Agent

Taseko's securities are recorded on the books of its transfer agent, Computershare Investor Services Inc., located at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, in registered form.

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

B.           Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Taseko or its predecessors during the year ended September 30, 2006 and up to the date hereof except as follows:

Hunter Dickinson Management Contract

Hunter Dickinson Inc. ("HDI") provides management services to Taseko, pursuant to a geological and administrative services agreement dated for reference December 31, 1996. HDI is one of the larger independent mining exploration groups in North America, providing management services to ten public mineral resource issuers. As of March 30, 2007, HDI employed or retained approximately 105 staff or service providers, substantially on a full-time basis. Of these, approximately:

-	40% are professional technical staff (a large majority of whom have accreditation as a professional engineer or professional geoscientist);

-	15% are professional accountants (the majority of whom have professional designations); and

-	45% are administrative, office or field support personnel.

HDI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario and Quebec) and internationally in Brazil, Chile, China, the United States (Nevada and Alaska), Mexico and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm's length suppliers. The shares of HDI are owned equally by each of the participating corporations (including Taseko) as long as HDI services are being provided; however such participant surrenders its single share at the time of termination of the related services agreement, which can be cancelled on 30 days notice by either party.. Several of the directors of HDI are also directors of Taseko and they also serve as directors of the other mineral resource issuers that have similar arrangements with HDI.

The amounts billed by HDI for its services rendered and reimbursement of expenses for year ended September 30, 2006, 2005 and 2004 are as follows:

	Years ended June 30
Transactions	2006	2005	2004
Services rendered and expenses reimbursed
Hunter Dickinson Inc. and subsidiaries	$2,869,003	$1,222,603	$806,970
Hunter Dickinson Group Inc.	–	12,800	12,800

Taseko believes that the terms of the services provided by HDI pursuant to the management and services agreement are equivalent or more favourable than the terms that Taseko would be able to negotiate in similar transactions with arms-length parties.

Intercompany balances due to/ from HDI are non-interest bearing, unsecured and due on demand. The related party balances for the last three fiscal years are as follows:

	September 30,	September 30,	September 30,
Balances receivable (payable) at	2006	2005	2004
Hunter Dickinson Inc.	$(26,430)	$(105,067)	$198,281
Hunter Dickinson Group Inc.	–	–	(3,424)
Balances receivable (payable) to related
parties	$(26,430)	$(105,067)	$194,857

No director or officer of Taseko has been indebted to Taseko at any time during the last three fiscal years.

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

Arbitration Proceeding

Glencore Ltd. ("Glencore") purchases the whole of the copper concentrates produced by the Gibraltar mine pursuant to the terms of a written contract (the "Contract"). During the year, Gibraltar Mines Ltd. and Glencore had a dispute concerning the interpretation of the Contract. Glencore asserted that the Contract provides that the price to be paid for the concentrates should be reduced by a deduction referred to as "price participation". Gibraltar asserted that the Contract does not provide for any such deduction. Both parties agreed to binding arbitration to settle this dispute. In August 2006, the arbitrator ruled in favor of Gibraltar and awarded the Company approximately US$8.5 million in amounts previously withheld by Glencore. At September 30, 2006, the Company had received substantially all of the withheld amounts and had been reimbursed for $0.8 million of legal costs associated with the arbitration.

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

ITEM 9           THE OFFER AND LISTING

A.           Offer and Listing Details

Trading Markets

The Company's shares are traded in Canada on the Toronto Stock Exchange under the symbol TKO. Prior to March 8, 2006, the Company’s shares were traded in Canada on the TSX Venture Exchange. In the United States, the Company's shares were traded on the OTCBB under the symbol TKOCF until October 1, 2004, after which date the Company's shares commenced trading on the American Stock Exchange under the symbol TGB.

The following table sets forth the high and low market prices of the Company’s common shares during the periods indicated.

	TKO.TO			TGB and TKOCF
	High	Low	Volume	High	Low	Volume
	Canadian Dollars			U.S. Dollars
Last six months
March 2007	$3.20	$ 2.70	122,668	$ 2.77	$ 2.33	702,545
February 2007	$ 3.34	$ 2.90	202,400	$ 2.88	$ 2.49	802,900
January 2007	$ 3.09	$ 2.66	175,800	$ 2.63	$ 2.22	728,700
December 2006	$ 3.41	$ 2.85	463,900	$ 2.99	$ 2.47	1,246,500
November 2006	$ 3.05	$ 2.47	286,300	$ 2.69	$ 2.16	973,400
October 2006	$ 2.91	$ 2.25	176,200	$ 2.59	$1.99	781,000
September 2006	$ 2.85	$ 2.19	230,800	$2.57	$1.96	827,100

By fiscal quarter
Quarter ended December 31, 2006	$ 3.41	$ 2.25	308,800	$ 2.99	$ 1.99	1,000,300
Quarter ended September 30, 2006	$ 3.26	$ 2.19	306,467	$ 2.90	$ 1.96	1,142,333
Quarter ended June 30, 2006	$ 4.66	$ 2.10	789,900	$ 4.25	$ 1.93	2,141,467
Quarter ended March 31, 2006	$ 2.73	$ 1.44	559,567	$ 2.40	$ 1.24	1,131,900
Quarter ended December 31, 2005	$ 1.43	$ 1.06	153,100	$ 1.24	$ 0.90	302,933
Quarter ended September 30, 2005	$ 1.50	$ 1.02	132,233	$ 1.26	$ 0.81	290,267
Quarter ended June 30, 2005	$ 1.64	$ 1.02	127,067	$ 1.34	$ 0.80	238,733
Quarter ended March 31, 2005	$ 2.01	$ 1.40	242,000	$ 1.77	$ 1.15	336,933
Quarter ended December 31, 2004	$ 2.14	$1.63	142,167	$ 1.85	$ 1.32	237,333

By fiscal year
Year ended September 30, 2006	$ 4.66	$ 1.06	452,258	$ 4.25	$ 0.90	1,179,658
Year ended September 30, 2005	$ 2.14	$ 1.02	160,867	$ 1.85	$ 0.80	275,817
Year ended September 30, 2004	$ 3.01	$ 0.42	315,392	$ 2.30	$ 0.31	279,800
Year ended September 30, 2003	$ 0.65	$ 0.25	40,083	$ 0.44	$ 0.19	49,292
Year ended September 30, 2002	$ 0.85	$ 0.36	19,733	$ 0.60	$ 0.23	66,908

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

Rights to Profits and Liquidation Rights

All common shares of Taseko participate ratably in any net profit or loss of Taseko and shares ratably any available assets in the event of a winding up or other liquidation.

Redemption

Taseko has no redeemable securities authorized or issued.

Sinking Fund Provisions

Taseko has no sinking fund provisions or similar obligations.

Shares Fully Paid

All Taseko shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

4.           Shareholder Rights Plan

The Board adopted a shareholder rights plan agreement (the “Rights Plan”) effective February 13, 2007 (the “Effective Date”) of which was approved by the shareholders at the Annual General Meeting on March 15, 2007. The primary objective of the Rights Plan is to ensure that all Shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value. The Rights Plan was not adopted in response to any proposal to acquire control of the Company.

The principal terms of the Rights Plan are summarized below. The full text of the Rights Plan was filed in a Material Change Report and is available for download at www.SEDAR.com.

Summary of Rights Plan

The following summary of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.

Issue of Rights

The Company has issued one right (a “Right”) in respect of each Common Share outstanding. The Company will issue Rights on the same basis for each Common Share subsequently issued but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

The Rights

Each Right will entitle the holder, subject to the terms and conditions of the Rights Plan, to purchase additional Common Shares of the Company after the Separation Time.

Rights Certificates and Transferability

Before the Separation Time, the Rights are evidenced by certificates for the Common Shares, and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the Common Shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the exercise price of $40 (subject to certain anti-dilution adjustments). This exercise price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate market price equal to twice the exercise price of the Rights for a price equal to the exercise price (subject to adjustment). Effectively, this means a Shareholder of the Company (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Company’s outstanding Common Shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner of securities if such person or its affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding. However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a tender or exchange offer or take- over bid, unless those securities have been taken up or paid for;
(b)	such person has agreed to deposit or tender the securities to a take-over bid pursuant to a permitted lock-up agreementas defined; or
(c)

such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

	(i)	holds those Common Shares in the ordinary course of its business for the account of others;
	(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or
(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;
(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid); and
(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such; or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; or
(b)	immediately after the Company’s annual meeting of Shareholders to be held in 2010 unless at such meeting the duration of the Rights Plan is extended.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person, provided the Flip-In Event is deemed to occur at the close of business on the 10th day after the first date of a public announcement of facts indicating that an Acquiring Person has become such. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and, as a result, the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than the Offeror);
(b)

the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are taken up and paid for; and
(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;
(b)

satisfies all the requirements of a Permitted Bid other than the requirement that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and

(c)

contains the conditions that no Common Shares be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on a date that is not earlier than the later of 35 days after the date of the Competing Permitted Bid and the earliest date on which the Common Shares may be taken up or paid for under any prior bid in existence at the date of such Competing Permitted Bid; and then only if, at the time that such Common Shares are first taken up or paid for, more than 50% of then outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Redemption of Rights

All (but not less than all) of the Rights may be redeemed by the Board with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the

Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the “Flip-In” provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire at the Expiration Time (defined above).

Amending Power

Except for amendments to correct clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of applicable legislation or applicable rules or policies of securities regulatory authorities, Shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the Rights Plan. In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSX.

Rights Agent

The Rights Agent under the Rights Plan is Computershare Investor Services Inc.

Rights Holder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a Shareholder of the Company.

5.           Changes to Rights and Restrictions to Shares

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

6.           Meetings of Shareholders

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

The Securities Act and the British Columbia Corporations Act superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Taseko makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act and the British Columbia Corporations Act. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Taseko must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

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

7.           Rights to Own Securities

There are no limitations under Taseko's Articles or in the Business Corporations Act on the right of persons who are not citizens of Canada to hold or vote common shares.

8.           Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

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

9.           Ownership Threshold Requiring Public Disclosure

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

10.           Differences in Law between the US and British Columbia

Differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

11.           Changes in the Capital of the Company

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

Subsidiary – Gibraltar Mines Ltd.

The common shares of Gibraltar are wholly owned by Taseko and Gibraltar has constituting documents ordinary to a British Columbia corporation pursuing mining activities. Gibraltar has a class of preference shares outstanding which are owned by Continental and which were received for transferring to Gibraltar the Harmony Gold Project. These preference shares are convertible into Taseko shares in the event of a liquidation event in connection with the Harmony Gold Project.

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

(d)	Agreements with the GRT Limited Partnership described in Items 4 , 7 and 19;

(e)	Royalty Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc.

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

(m)	Fee Agreement dated September 29, 2004 between Red Mile Resources Fund Limited Partnership and Taseko Mines Limited;

(n)	Convertible Bonds dated August 29, 2006 in the principal amount of US$30,000,000 issued by Gibraltar to qualified institutional buyers;

(o)	Convertible Secured Promissory Note dated August 31, 2006 in the principal amount of CDN $11,500,000 issued by Continental Minerals Corporation to Gibraltar Mines Ltd.

D.           Exchange Controls

Taseko is a British Columbia, Canada, corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

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

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (ie. a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Taseko’s common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Taseko is not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Taseko and the value of the assets of Taseko, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Taseko. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Taseko is controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Taseko and the value of the assets of Taseko, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which currently exceeds approximately C$250 million. A non-Canadian would acquire control of Taseko for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Taseko unless it could be established that, on the acquisition, Taseko was not controlled in fact by the acquiror through the ownership of the Common Shares.

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

E.           Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following, in management’s understanding, summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm’s length with Taseko, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. In the event that Taseko qualifies as a PFIC for the fiscal year ending September 30, 2006 or in future fiscal years, each U.S. Holder of Taseko is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

B.           Exchange Rate Sensitivity

Taseko’s revenues from the production and sale of copper and molybdenum are denominated in US dollars; however the Company's operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars.The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

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

The Company's royalty obligation amounting to approximately $66.8 million at September 30, 2006 and $67.2 million at December 31, 2006, is offset by a promissory note held by the Company.

The Company’s Convertible Bonds carry a fixed interest rate of 7.125% per annum, and as such are not subject to fluctuations in interest rate.

D.           Commodity Price Risk

The value of Taseko’s resource properties can be said to relate to the price of gold and copper and the outlook for same. Taseko does not have any hedging or other commodity based risks respecting its operations.

Gold, copper and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

The profitability of the Company's operations is highly correlated to the market price of copper, molybdenum, and gold. If metal prices decline for a prolonged period below the cost of production of the Company's Gibraltar mine, it may not be economically feasible to continue production.

ITEM 12           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

(i) Convertible Bonds

On August 29, 2006, the Company issued US$30 million in principal amount of five year convertible bonds due in 2011 (the "Bonds") to qualified institutional buyers. The Bonds are convertible into the Company’s common shares. The Bonds constitute direct, unsubordinated, unsecured, general and unconditional obligations of the Company.

The Bonds were issued at 100% and, if not converted, will be redeemed at maturity at 101%. The Bonds carry coupon interest rates of 7.125% per annum. The Bonds are convertible until August 19, 2011 at a conversion price of US$3.35 ($3.76), or up to 8,955,224 common shares of the Company, which is a premium of approximately 40% over the recent trading price of the Company’s shares at the time of closing. At any time after September 12, 2008, the Company will have the right to call for the conversion of the Bond into the number of shares as set out above, so long as the Company’s shares trade at least 50% above the conversion price for at least 20 business days in any period of 30 consecutive business days. On August 29, 2009, the Bondholders have a one time right to redeem the Bonds at 100.60% . Debt issuance costs of $1.4 million were incurred upon closing of the transaction and are being amortized over the first redemption term of the Bonds.

(ii) Boliden Convertible Debenture

On July 21, 1999, in connection with the acquisition of the Gibraltar mine, the Company issued a $17 million interest-free debenture to BWCL, which is due on July 21, 2009, but is convertible into common shares of the Company over a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter ($4.89 per share as at September 30, 2006). BWCL’s purchase of the convertible debenture was receivable as to $4,000,000 in July 1999, $1,000,000 on October 19, 1999, $3,500,000 on July 21, 2000, and $8,500,000 by December 31, 2000, all of which were received. BWCL has the right to convert, in part or in whole from time to time, the debenture into fully paid common shares of the Company from year one to year ten, but has not requested any conversions to date.

From the commencement of the sixth year to the tenth year, the Company has the right to automatically convert the debenture into common shares at the then-prevailing market price. The Company has the right and the intention to settle the convertible debenture through the issuance of common shares, notwithstanding the Company’s right to settle the debenture with cash.

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

ITEM 14           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

Management Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

An internal control significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. An internal control material weakness is a significant deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.

Management of the Company conducted an assessment of the effectiveness of the Company’s internal controls over financial reporting as of September 30, 2006. Based on its assessment, management concluded that the Company did not have effective review procedures associated with the Company’s accounting for income taxes and related disclosures. As a result, the Company recorded adjustments, including a material adjustment related to the future income tax asset valuation allowances, to correct errors in accounting and to fairly present its financial statements as of and for the year ended September 30, 2006.

In order to remediate the material weakness identified in Management’s Report on Internal Control Over Financial Reporting, we have retained tax consultants who are skilled in the area of taxation and related financial reporting. The consultants have assisted the Company in the preparation of its financial statements as of and for the year ended September 30, 2006 and will continue assisting the Company in its quarterly and annual financial statements with respect to income tax reporting.

Other than the material weakness discussed above, management concludes that the Company maintained effective internal controls over financial reporting as of September 30, 2006.

There were no changes in our internal control over financial reporting during the fiscal year ended September 30, 2006 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

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

C.           Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

Services:	Year ended	Year ended
	September 30, 2006	September 30, 2005
Audit Fees	$407,500	$89,750
Audit-Related Fees	18,000	–
Tax Fees	32,000	18,500
All Other Fees	–	–
	$457,500	$108,250

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

The Company has procedures for the review and pre-approval of any services performed by KPMG LLP. The procedures require that all proposed engagements of KPMG LLP for audit and non-audit services are submitted to the audit committee for approval prior to the beginning of any such services. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission and Canadian regulatory rules, and whether the services requested and the fees related to such services could impair the independence of the auditors.

D.           Exemptions from Listing Standards for Audit Committees

Not applicable.

E.           Purchases Of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 17           FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of the Independent Registered Public Accounting Firm on the consolidated balance sheets as at September 30, 2006 and 2005, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended September 30, 2006;

(2)	Consolidated balance sheets as at September 30, 2006 and 2005;

(3)	Consolidated statements of operations for each of the years in the three year period ended September 30, 2006;

(4)	Consolidated statements of deficit for each of the years in the three year period ended September 30, 2006;

(5)	Consolidated statements of cash flows for the periods referred to in (3) above;

(6)	Notes to the consolidated financial statements;

ITEM 18           FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19           EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit
Number	Description

1.01	Certificate of Incorporation dated July 1991 (1)

1.02	Articles dated July 1991 (1)

1.03	Notice of Articles dated January 2005 (1)

1.04	Notice of Article issued February 10, 2006 (5)

4.01

Convertible Debenture July 21, 1999 in the principal amount of CDN $17,000,000 issued by Gibraltar to Boliden Westmin (Canada) Limited pursuant to the acquisition of the Gibraltar Mine (see Item 4 "The Gibraltar Mine") filed with 20-F in March 30, 2000.(1)

4.02

Geological Management and Administration Services Agreement dated for reference December 31, 1996 filed with Form 20-F for fiscal year 1999 on March 30, 2000 (See Item 7 "Related Party Transactions"). (1)

4.03	2006 Share Option Plan dated for reference March 22, 2006 (See Item 6 "Share Incentive Plan"). (5)

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

4.05	Guarantee Agreement between Taseko and Province of British Columbia dated December 30, 2003. (2)

Exhibit
Number	Description

4.06	Royalty Agreement dated September 29, 2004 between Gibraltar Mines Ltd., Wilshire Financial Services Inc. (4)

4.07

Call Option Agreement dated September 29, 2004. among: 688888 B.C. Ltd., Red Mile Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership, and Wilshire (GP) No. 2 Corporation, in its capacity as general partner on behalf of all of the partners of Red Mile Resources No. 2 Limited Partnership. (4)

4.08	Funding Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc. (4)

4.09	Funding Pledge Agreement dated September 29, 2004 between Wilshire Financial Services Inc., Gibraltar Mines Ltd. and Alberta Capital Trust Corporation. (4)

4.10	Indemnification Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc. (4)

4.11

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

4.12

General Partner Share Purchase Agreement between Red Mile Resources Inc. as general partner on behalf of Red Mile Resources Fund Limited Partnership, Wilshire (GP) No. 2 Corporation as general partner on behalf of Red Mile Resources No. 2 Limited Partnership, Gibraltar Mines Ltd., 688888 BC Ltd. as Optionee dated September 29, 2004. (4)

4.13	Fee Agreement dated September 29, 2004 between Red Mile Resources Fund Limited Partnership and Taseko Mines Limited. (4)

4.14

Shortfall Agreement between Red Mile Resources Inc. as general partner on behalf of Red Mile Resources Fund Limited Partnership, Wilshire (GP) No. 2 Corporation as general partner on behalf of Red Mile Resources No. 2 Limited Partnership, Wilshire Financial Services Inc., Gibraltar Mines Ltd. (4)

Exhibit
Number	Description

4.15

U.S. $30,000,000 7.125% Convertible Notes due 2011 issued by Taseko Mines Limited on August 29, 2006. The material agreements related to the Notes (all dated August 29, 2006) are the Trust Deed between Taseko and The Law Debenture Corporation PLC (the “Trustee”) governing the Notes, and Paying and Conversion Agency Agreement between Taseko and Citibank and the Trustee governing the payment of interest and convertibility of the Notes.

4.16	CAD $11,500,000 16% Convertible Secured Promissory Notes due August 31, 2007 purchased by Taseko as an investment from Continental Minerals Corporation on August 31, 2006.

4.17	Shareholder Rights Plan dated March 2007

11.01	Code of Ethics (1)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1

Consolidated balance sheets as at September 30, 2006 and 2005; consolidated statements of operations, deficit, and cash flows for each of the years in the three-year period ended September 30, 2006 together with Report of Independent Public Accounting Firm thereon

99.2	Management’s discussion and analysis of financial condition and results of operations for the year ended September 30, 2006 (6)

(1)	Filed as an exhibit to the Form 20-F Annual Report filed by Taseko in previous years.

(2)	Filed as an exhibit with Taseko’s Annual Report on Form 20-F for the year ended September 30, 2003 filed on May 3, 2004.

(3)	Filed as an exhibit with Taseko’s Annual Report on Form 20-F for the year ended September 30, 2004 filed on April 15, 2005.

(4)	Filed as an exhibit with Taseko’s Annual Report on Amended Form 20-F for the year ended September 30, 2004 filed on June 27, 2005.

(5)	Filed as an exhibit with Taseko's Annual Report on Form 20-F for the year ended September 30, 2005 filed on April 18, 2006.

(6)	Incorporated by reference to the Corporation’s Current Report on Form 6-K, furnished to the Securities and Exchange Commission on April 16, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TASEKO MINES LIMITED

/s/ Jeffrey R. Mason
____________________
Jeffrey R. Mason, CA
Director, Chief Financial Officer, and Secretary

Date: April 13, 2007