Form 20-F/A
period 2006-09-30
TASEKO MINES LTD
filed 2007-04-19
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1 to Form 20-F

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

NOT APPLICABLE

- ii -

EXPLANATORY NOTE

Explanation of amendment on Taseko Mines Limited Annual Report on Form 20-F/A Amendment No.1 for the fiscal year ended September 30, 2006:

The original Annual Report on Form 20-F filed on EDGAR on April 17, 2007 did not contain the attachment for the consolidated balance sheets as at September 30, 2006 and 2005; consolidated statements of operations and deficit, and cash flows for each of the years ended September 30, 2006, 2005 and 2004, together with Report of Independent Public Accounting Firm thereon. This has been included in the Annual Report on Form 20-F/A Amendment No.1

All other financial and other information contained in the originally filed Annual Report on Form 20-F remains unchanged.

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

4.15

U.S. $30,000,000 7.125% Convertible Notes due 2011 issued by Taseko Mines Limited on August 29, 2006. The material agreements related to the Notes (all dated August 29, 2006) are the Trust Deed between Taseko and The Law Debenture Corporation PLC (the “Trustee”) governing the Notes, and Paying and Conversion Agency Agreement between Taseko and Citibank and the Trustee governing the payment of interest and convertibility of the Notes. (7)

4.16	CAD $11,500,000 16% Convertible Secured Promissory Notes due August 31, 2007 purchased by Taseko as an investment from Continental Minerals Corporation on August 31, 2006. (7)

4.17	Shareholder Rights Plan dated March 2007 (7)

11.01	Code of Ethics (1)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1

Consolidated balance sheets as at September 30, 2006 and 2005; consolidated statements of operations, deficit, and cash flows for each of the years in the three-year period ended September 30, 2006 together with Report of Independent Public Accounting Firm thereon

99.2	Management’s discussion and analysis of financial condition and results of operations for the year ended September 30, 2006 (6)

(1)	Filed as an exhibit to the Form 20-F Annual Report filed by Taseko in previous years.

(2)	Filed as an exhibit with Taseko’s Annual Report on Form 20-F for the year ended September 30, 2003 filed on May 3, 2004.

(3)	Filed as an exhibit with Taseko’s Annual Report on Form 20-F for the year ended September 30, 2004 filed on April 15, 2005.

(4)	Filed as an exhibit with Taseko’s Annual Report on Amended Form 20-F for the year ended September 30, 2004 filed on June 27, 2005.

(5)	Filed as an exhibit with Taseko's Annual Report on Form 20-F for the year ended September 30, 2005 filed on April 18, 2006.

(6)	Incorporated by reference to the Corporation’s Current Report on Form 6-K, furnished to the Securities and Exchange Commission on April 16, 2007.

(7)	Filed as an exhibit with Taseko’s Annual Report on Form 20-F for the year ended September 30, 2006 filed on April 17, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TASEKO MINES LIMITED

/s/ Jeffrey R. Mason
____________________
Jeffrey R. Mason, CA
Director, Chief Financial Officer, and Secretary

Date: April 13, 2007