Form 20-F/A
period 2006-09-30
TASEKO MINES LTD
filed 2007-08-29
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
 Amendment No. 2 to Form 20-F

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

NOT APPLICABLE

- ii -

EXPLANATORY NOTE

Explanation of amendment on Taseko Mines Limited Annual Report on Form 20-F/A Amendment No.1 for the fiscal year ended September 30, 2006:

The original Annual Report on Form 20-F filed on EDGAR on April 17, 2007 did not contain the attachment for the consolidated balance sheets as at September 30, 2006 and 2005; consolidated statements of operations and deficit, and cash flows for each of the years ended September 30, 2006, 2005 and 2004, together with Report of Independent Public Accounting Firm thereon. This has been included in the Annual Report on Form 20-F/A Amendment No.1

Explanation of amendment on Taseko Mines Limited Annual Report on Form 20-F/A Amendment No.2 for the fiscal year ended September 30, 2006:

This Amendment No. 2 addresses certain comments raised by the Securities and Exchange Commission in their comment letter to the Company dated July 19, 2007.

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

The Company's functional currency is the Canadian dollar. Although substantially all the Company's revenues are denominated in US dollars, the cash flows related to the Company's assets and liabilities are primarily in Canadian dollars. The Company's labour, material, and financing costs are primarily in Canadian dollars.

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

An updated feasibility study for the Prosperity Project, being performed by Hatch Consultants, is progressing and is now scheduled for completion at the end of September 2007.

Environmental assessment activities are also underway. The Department of Fisheries and Oceans has recommended to the Federal Minister of Environment that the Project be referred to a Joint Panel Review. Taseko is actively engaged with federal and provincial regulatory agencies in the review of the Project.

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

At October 1, 2004 when the mine re-opened, there were approximately 837 million tons of measured and indicated resources outlined at Gibraltar, including proven and probable sulphide reserves of 163.5 million tons grading 0.313% copper and 0.010% molybdenum at a 0.20% copper only cut-off and 16.5 million tons of oxide proven and probable reserves grading 0.148% Cu at a 0.10% acid soluble copper cut-off. Long term metals prices used in the 2004 reserve estimates were US$1.10 per pound for copper and US$5.00 per pound for molybdenum. Silver content, while it is calculated for revenue, was not a determining factor in estimating reserves. The Gibraltar re-start decision was based on the initial four years of the 12-year mine plan. Open pit pre-development work began in the Pollyanna pit area in June 2004 and exposed ore grade material allowing for continuous mill feed for 3.3 years.

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

There are also oxide reserves. These were not reviewed in the 2007 study, and at year end remained unchanged from previous estimates.

Oxide Reserves at October 1, 2006[1] at 0.10% Acid Soluble Copper cut-off
Pit	Category	Tons (000’s)	Acid Soluble Copper %
Pollyanna PGE Connector	Proven Probable Proven Probable	2,200 160 13,600 440	0.137 0.185 0.150 0.130
	TOTAL	16,500	0.148

(1)	2.2 million tons of the oxide material (from the Pollyanna deposit) has been mined and moved to stockpiles.

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

The cut-off used for Prosperity resource is based on the copper grade. However, the cut-off is lower than that used for Gibraltar because of the significant gold content in the Prosperity deposit. A 0.14% Cu cut-off at Prosperity, using a 1.71 Au/Cu ratio (which is average for resource), recoveries applicable to 0.14%Cu and 0.24gptAu, $500/oz Au, and $1.50/lb Cu would equate to a 0.23% CuEq.

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

The mine plan in the study utilized mineralized material totaling 480 million tonnes grading 0.43 g/t gold and 0.22% copper at a cut-off grade of C$4.00 net smelter return (NSR) per tonne. An NSR cut-off was used because both copper and gold provide significant value in this deposit. The NSR of a tonne of rock is the net value of a milled tonne of rock based on the metal prices and exchange rate stated above after deducting milling losses (recovery) and all off-site costs (transportation, treatment and refining, and impurity penalties) but not deducting any on-site costs. This cut-off is a pit rim cut-off. Rock below this cut-off is waste while rock above this cut-off is ore. $4.00 represents the cost of on-site processing plus an allowance for rehandling any ore that is stockpiled. This type of cut-off is necessary because the ultimate pit is justified on the basis of optimizing net present value (NPV); but; however, having justified the mining of all rock within the optimized pit, when once the rock is actually mined and reaches the pit rim, then a decision is required as to whether to process it. According to Canadian standards, these would be considered proven and probable reserves; however, under US standards no reserve declaration is possible under a pre-feasibility study.

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

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the pre-feasibility study and the ultimate feasibility of the Prosperity Project. The mineralized material at the Prosperity project is currently classified as a measured and indicated resource under US regulations. 150,000 metres of diamond drilling provides sufficient geological confidence that in conjunction with current engineering design and economic assumptions, under Canadian mining disclosure standards, a portion of that resource may be classified as a proven and probable reserve. However, readers are cautioned that no part of the Prosperity Project’s mineralization is considered to be a reserve under US mining standards. For US mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been completed to confirm the mine design, mining methods and processing methods assumed in the pre-feasibility study. Final feasibility could determine that the assumed mine design, mining methods and processing methods are not correct. Construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. No operating permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the pre-feasibility study and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the pre-feasibility study. There can be no assurance that mining can be conducted at the rates and grades assumed in the pre-feasibility study. There can be no assurance that the metallurgical recoveries will be the same as those indicated in locked cycle and pilot plant testing. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The pre-feasibility study assumes specified, long-term prices levels for gold and copper. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of gold and copper will continue at current levels or that they will not decline below the prices assumed in the pre-feasibility study. Prices for gold and copper have been below the price ranges assumed in pre-feasibility study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics of the Prosperity Project are sensitive to the US Dollar and Canadian dollar exchange rate and this rate has been subject to large fluctuations in the last several years.

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

Plans for 2007

An updated, detailed feasibility study is currently underway. The work is being performed by Hatch Associates, incorporating the 2000 SNC Lavalin feasibility study, 2006 SNC Lavalin Mill redesign, and a re-optimized pit plan that was commissioned by Taseko in October 2006. Completion is now scheduled for the end of September 2007 .

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

Additional drilling, metallurgical and engineering studies were carried out from 1989-1999. In 1997, preliminary mine planning was done by Independent Mining Consultants Inc. of Tucson, Arizona.

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

Security of Samples

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

In 1997, M. Nowak, P.Eng., estimated the resources in the deposit. The estimate was reviewed by Nowak et al in 2001 and the resources were classified in 2001. The measured resources are estimated to be 22 million tonnes grading 1.77 g/t gold and indicated resources are estimated to be 42 million tonnes grading 1.41 g/t gold, for a total of approximately 3 million ounces of contained gold. There are additional inferred resources of 21 million tonnes grading 1.04 g/t gold. The estimates were done at a 0.60 g/t gold cut-off and strip ratio of 0.82/1.0. The cut-off was established by an in-house scoping study based on a 10,000 tonnes per day operation with an operating cost of $12.94/tonne, and a gold price of US$375/oz.US$375/oz, and a CDN:US dollar exchange rate of 0.7.

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

The positive results of a pre-feasibility level study were released in January 2007, indicating that the property hosts mineralized material of 480 million tonnes grading 0.43 g/t gold and 0.22% Cu at a C$4.00 net smelter return per tonne (NSR/t) cut-off. According to Canadian standards, these would be considered proven and probable reserves; however, under US standards no reserve declaration is possible under a pre-feasibility study.

An updated, detailed feasibility study is being performed by Hatch Associates, incorporating the 2000 SNC Lavalin feasibility study, 2006 SNC Lavalin Mill redesign, and a re-optimized pit plan. Work is currently in progress with completion anticipated at the end of September 2007 .

An environmental assessment under the Canadian and British Columbia Environmental Assessment Acts is in progress. The Department of Fisheries and Oceans has recommended to the Federal Minister of Environment that the Project be referred to a Joint Panel Review. Taseko is actively engaged with federal and provincial regulatory agencies in the review of the Project.

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

Deferral of costs to remove overburden

The costs incurred to remove overburden is deferred based on a pit-by-pit analysis considering the development of each pit at each mine (currently there is only one mine). Capitalization of overburden removal ceases when the pit enters into the production stage – namely, when the pit reaches the point where it is providing a minimum of 10% of the mill feed for that particular mine on a continuous basis.

As mining activity moves from one distinct pit to the next pit in sequence, the cost of removal of overburden material from the new pit is capitalized until that pit reaches the production stage. Currently, there is one developmental pit at the mine site, the Granite East Pit, where overburden removal costs are being deferred.

Mineral property interests

Exploration and development expenditures incurred subsequent to completing a feasibility study which either “increase production” or “extend the life of existing production” are capitalized.

An initial determination of whether a proposed expenditure program will increase or extend the life of existing production is done prior to the commencement of the expenditure program, to determine whether the expenditure program should commence in the first place.

If an expenditure program (for example, a deferred stripping program, or a drilling program designed to increase measured and indicated resources to proven and probable reserves) results in, or is expected to result in, an increase in reserves which will be economically mineable in future periods, the costs of that expenditure program are capitalized until those newly-increased reserves are brought into production, at which point those capitalized costs will then start to be amortized on a units of production basis.

The Company also tests for impairment of mineral property interests at least once a year.

There were no differences between Canadian and United States GAAP for the Company for these costs during the year ended September 30, 2006.

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

HDI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario and Quebec) and internationally in Brazil, Chile, China, the United States (Nevada and Alaska), Mexico and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm's length suppliers. The nature of the various costs incurred by HDI are retained in the financial statements presentation and apportioned amongst the line items according to the type of costs. The shares of HDI are owned equally by each of the participating corporations (including Taseko) as long as HDI services are being provided; however such participant surrenders its single share at the time of termination of the related services agreement, which can be cancelled on 30 days notice by either party.. Several of the directors of HDI are also directors of Taseko and they also serve as directors of the other mineral resource issuers that have similar arrangements with HDI.

The amounts billed by HDI for its services rendered and reimbursement of expenses for year ended September 30, 2006, 2005 and 2004 are as follows:

	Years ended June 30
Transactions	2006	2005	2004
Services rendered and expenses reimbursed
Hunter Dickinson Inc. and subsidiaries	$2,869,003	$1,222,603	$806,970
Hunter Dickinson Group Inc.	–	12,800	12,800

The nature of the various costs incurred by HDI on the Company’s behalf are retained in the financial statement presentation, apportioned amongst the line items according to the type of cost.

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

Management of the Company conducted an assessment of the effectiveness of the Company’s internal controls over financial reporting as of September 30, 2006. Based on its assessment, management identified a material weakness in our internal controls over financial reporting with respect to accounting for income taxes and related disclosures where the Company did not have effective review procedures. As a result, the Company recorded adjustments, including a material adjustment related to the future income tax asset valuation allowances, to correct errors in accounting and to fairly present its financial statements as of and for the year ended September 30, 2006. As a result of this material weakness, we concluded that the Company’s internal controls over financial reporting were not effective as of September 30, 2006.

In order to remediate the material weakness identified in Management’s Report on Internal Control Over Financial Reporting, we have since implemented additional review procedures and improved documentation and analysis with respect to accounting for income taxes and related disclosures. We believe that these new procedures enable us to comply with the requirements related to accounting for income taxes and related disclosures. In so doing, management has remediated the material weakness identified in Management’s Report on Internal Control Over Financial Reporting.

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

99.1

Consolidated balance sheets as at September 30, 2006 and 2005; consolidated statements of operations, deficit, and cash flows for each of the years in the three-year period ended September 30, 2006 together with Report of Independent Public Accounting Firm thereon (8)

99.2	Management’s discussion and analysis of financial condition and results of operations for the year ended September 30, 2006 (6)

(1)	Filed as an exhibit to the Form 20-F Annual Report filed by Taseko in previous years.

(2)	Filed as an exhibit with Taseko’s Annual Report on Form 20-F for the year ended September 30, 2003 filed on May 3, 2004.

(3)	Filed as an exhibit with Taseko’s Annual Report on Form 20-F for the year ended September 30, 2004 filed on April 15, 2005.

(4)	Filed as an exhibit with Taseko’s Annual Report on Amended Form 20-F for the year ended September 30, 2004 filed on June 27, 2005.

(5)	Filed as an exhibit with Taseko's Annual Report on Form 20-F for the year ended September 30, 2005 filed on April 18, 2006.

(6)	Incorporated by reference to the Corporation’s Current Report on Form 6-K, furnished to the Securities and Exchange Commission on April 16, 2007.

(7)	Filed as an exhibit with Taseko’s Annual Report on Form 20-F for the year ended September 30, 2006 filed on April 17, 2007.

(8)	Filed as an exhibit with Taseko’s Annual Report on Form 20-F/A for the year ended September 30, 2006 filed on April 19, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TASEKO MINES LIMITED

/s/ Jeffrey R. Mason
____________________
Jeffrey R. Mason, CA
Director, Chief Financial Officer, and Secretary

Date: August 2, 2007