Form 20-F/A
period 2006-09-30
TASEKO MINES LTD
filed 2007-10-24
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 3 to Form 20-F

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

NOT APPLICABLE

- ii -

EXPLANATORY NOTE

Explanation of amendment on Taseko Mines Limited Annual Report on Form 20-F/A Amendment No.1 for the fiscal year ended September 30, 2006:

The original Annual Report on Form 20-F filed on EDGAR on April 17, 2007 did not contain the attachment for the consolidated balance sheets as at September 30, 2006 and 2005; consolidated statements of operations and deficit, and cash flows for each of the years ended September 30, 2006, 2005 and 2004, together with Report of Independent Public Accounting Firm thereon. This has been included in the Annual Report on Form 20-F/A Amendment No.1

Explanation of amendment on Taseko Mines Limited Annual Report on Form 20-F/A Amendment No.3 for the fiscal year ended September 30, 2006:

This Amendment No. 3 addresses certain comments raised by the Securities and Exchange Commission in their comment letter to the Company datedSeptember 20, 2007.

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

Plans for 2007

An updated, detailed feasibility study is currently underway. The work is being performed by Hatch Associates, incorporating the 2000 SNC Lavalin feasibility study, 2006 SNC Lavalin Mill redesign, and a re-optimized pit plan that was commissioned by Taseko in October 2006. Completion is now scheduled for the end of September 2007.

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

An updated, detailed feasibility study is being performed by Hatch Associates, incorporating the 2000 SNC Lavalin feasibility study, 2006 SNC Lavalin Mill redesign, and a re-optimized pit plan. Work is currently in progress with completion anticipated at the end of September 2007.

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

Deferral of costs to remove overburden

For Canadian GAAP purposes, costs incurred to remove overburden is deferred based on a pit-by-pit analysis considering the development of each pit at each mine (currently there is only one mine). Capitalization of overburden removal ceases when the pit enters into the production stage.

As mining activity moves from one distinct pit to the next pit in sequence, the cost of removal of overburden material from the new pit is capitalized until that pit reaches the production stage. Currently, there is one developmental pit at the mine site, Granite East Pit (previously the Granite Lake East Pit), where overburden removal costs are being deferred.

Under US GAAP, the Company capitalizes overburden removal costs relating to economically mineable pits which have not yet entered the production stage. Once a pit enters the production stage, no further overburden removal costs are capitalized, and the amounts previously capitalized are amortized on a units of production basis over the expected life of the pit.

Mineral property interests

For Canadian GAAP purposes, exploration and development expenditures incurred subsequent to completing a feasibility study which either “increase production” or “extend the life of existing production” are capitalized.

An initial determination of whether a proposed expenditure program will increase or extend the life of existing production is done prior to the commencement of the expenditure program, to determine whether the expenditure program should commence in the first place.

If an expenditure program (for example, a drilling program designed to increase mineralized material to proven and probable reserves) results in, or is expected to result in, an increase in reserves which will be economically mineable in future periods, the costs of that expenditure program are capitalized until those newly-increased reserves are brought into production, at which point those capitalized costs will then start to be amortized on a units of production basis. For greater clarity, if an expenditure program does not result in, or is not expected to result in, an increase in economically mineable reserves, the costs of such a program are expensed in the period incurred.

For US GAAP purposes, the Company expenses exploration costs and capitalizes development costs.

During the year ended September 30, 2006, the Company deferred approximately $2.625 million (2005 – $nil; 2004 – $nil) related to the costs of an expansion drilling program in the vicinity of the existing pits designed to increase reserves at the Gibraltar Mine.

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

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1992	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Taseko is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Taseko ("United States Shareholder"), Taseko could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S.tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Taseko which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Taseko attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Taseko does not believe that it currently qualifies as a CFC. However, there can be no assurance that Taseko will not be considered a CFC for the current or any future taxable year.

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

4.08	Funding Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc. (4)

4.09	Funding Pledge Agreement dated September 29, 2004 between Wilshire Financial Services Inc., Gibraltar Mines Ltd. and Alberta Capital Trust Corporation. (4)

4.10	Indemnification Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc. (4)

Exhibit
Number	Description

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

4.16	CAD $11,500,000 16% Convertible Secured Promissory Notes due August 31, 2007 purchased by Taseko as an investment from Continental Minerals Corporation on August 31, 2006. (7)

4.17	Shareholder Rights Plan dated March 2007 (7)

11.01	Code of Ethics (1)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit
Number	Description

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