Form 40-F
period 2008-12-31
TASEKO MINES LTD
filed 2009-04-01
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended December 31, 2008	Commission File Number: 0-19476

TASEKO MINES LIMITED
(Exact name of Registrant as specified in its charter)

British Columbia Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 300, 905 West Pender Street
Vancouver, British Columbia
Canada V6C 1L6
(778) 373-4534
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808
(800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	NYSE Amex Equities

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 153,187,116 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company’s Annual Information Form for the 15 months ended December 31, 2008;

  the Company’s Audited Consolidated Financial Statements as at December 31, 2008 and September 30, 2007 and for the 15 months ended December 31, 2008 and years ended September 30, 2007 and 2006;

  the Company’s Management Discussion and Analysis for the 15 months period ended December 31, 2008; and

  the Company’s Supplementary note entitled – “Reconciliation with United States Generally Accepted Accounting Principles” as at December 31, 2008 and September 30, 2007 and for the 15 months ended December 31, 2008 and years ended September 30, 2007 and 2006.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this annual report, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this annual report have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This annual report includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this annual report may not qualify as “reserves” under SEC standards.

In addition, this annual report uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this annual report is economically or legally mineable.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP that is contained in the Company’s Supplementary Note “Reconciliation with United States Generally Accepted Accounting Principles” that is incorporated by reference herein and which supplements the Company’s financial statements set forth in this Form 40-F. This section and the Supplementary Note should be read in conjunction with the consolidated financial statements of the Company as at December 31, 2008 and September 30, 2007 and for the 15 months ended December 31, 2008 and years ended September 30, 2007 and 2006, as set forth in this Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective

While our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance of effectiveness, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting is defined in Rule 13a-15(f ) and 15d-15(f ) of the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company’s management has concluded that the Company’s internal control over financial reporting, as defined in Rule 13a-15(f), was effective as of December 31, 2008.

No changes in internal controls over financial reporting occurred during the most recent fiscal period that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2008. In this report, the Company’s independent registered auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2008. KPMG LLP has audited the Company’s financial statements included in this Annual Report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting. The Auditor’s Attestation Report is included as part of Exhibit 99.6.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that David Elliott, a member of the Audit Committee of the board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE Amex Equities Exchange.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed by the Company’s independent auditors for each of the Company’s last two fiscal periods:

	15 months ended	Year Ended
	December 31	September 30
	2008	2007
Audit Fees	$526,500	$399,102
Audit Related Fees	–	5,550
Tax Fees	–	–
All Other Fees	–	–
Total	$526,500	$404,652

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

CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of contractual obligations (in thousands of Canadian dollars) :

	Carrying				Over 3
2008	amount	2009	2010	2011	years
Accounts payable and accrued liabilities	$27,468	$27,468	$–	$–	$–
Accrued quotational payments	25,568	25,568
Bank overdraft facility (repaid in Feb 2009)	5,737	5,737
Amounts due to related parties	1,772	1,772	–	–	–
Capital lease obligation	18,900	4,280	4,003	4,003	6,614
Convertible debt *	35,219	–	–	35,219	–
Royalty obligation	64,357	3,384	4,804	5,862	50,307
Total contractual obligations	$179,021	$68,209	$8,807	$45,084	$56,921

The Company also has purchase orders in the normal course of operations for capital equipment required for the Gibraltar expansion project in the amount of $17,375. The orders have specific delivery dates and financing of this equipment will be through existing cash resources.

Other than those obligations disclosed in the notes to its audited annual financial statements for the fiscal period ended December 31, 2008, the Company had no other material commitments for material capital expenditures as of December 31, 2008.

*

The Bonds have a “put” right in August 2009 to be redeemed at 100.6%. Due to this “put” right, the Bonds have been accordingly classified as current liabilities as at December 31, 2008. However, the Company has not received any indication from the Bondholders with regards to their intention to exercise the “put” right to date.

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

NYSE AMEX EQUITIES CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE Amex Equities Exchange (“NYSE Amex”). Section 110 of the NYSE Amex company guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is contained on the Company’s website at www.tasekomines.com.

Upon listing, the Company received an exemption from its quorum requirements for meetings of shareholders. Under the NYSE Amex listing standards, the quorum requirement is a minimum of one third of shareholders entitled to vote for U.S. domestic companies. The Company does not meet this requirement and has been granted relief from this listing standard.

Further, the Company’s board of directors is presently not comprised of a majority of independent directors, as required by Section 802(a) of the NYSE Amex Company Guide, and the Company’s nominating and corporate governance committee is presently not comprised exclusively of independent directors, as required by 804(a) of the NYSE Amex Company Guide. The Company has been granted relief from these requirements by NYSE Amex.

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

Date: March 31, 2009.	TASEKO MINES LIMITED

/s/ Peter Mitchell

	By:	Peter Mitchell
Peter Mitchell
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the 15 months ended December 31, 2008

99.6
Audited consolidated balance sheets as at December 31, 2008 and September 30, 2007 and consolidated statements of operations, equity, and cash flows for the fiscal periods then ended, including the notes thereto and report of our independent registered public accounting firm thereon

99.7	Management’s discussion and analysis of financial condition and results of operations for the 15 months fiscal period ended December 31, 2008

99.8
Supplementary Note entitled – “Reconciliation with United States Generally Accepted Accounting Principles” as at December 31, 2008, and September 30, 2007 and for the fiscal period ended December 31, 2008 and each of the two years ended September 30, 2007 and 2006

99.9	Consent of KPMG LLP

99.10	Consent of Scott Jones

99.11	Hunter Dickinson Services Inc. Corporate Services Agreement Date June 1, 2008