Form 40-F/A
period 2008-12-31
TASEKO MINES LTD
filed 2009-06-29
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A
Amendment No.1

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended December 31, 2008	Commission File Number: 001-31965

TASEKO MINES LIMITED
(Exact name of Registrant as specified in its charter)

British Columbia Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

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

Yes [   ] No [  x  ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ x ]  No[   ]

EXPLANATORY NOTE

Explanation of amendment on Taseko Mines Limited Annual Report on Form 40-F/A for the fiscal year ended December 31, 2008:

The original Annual Report on Form 40-F filed on EDGAR on April 1, 2009 did not contain certain information in the officer certifications. This information has been included in this amendment on Form 40-F/A. All other financial and other information contained in the originally filed Annual Report on Form 40-F remains unchanged.

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

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding the Company’s intent, belief or current expectations and those of the Company’s management. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “contemplate,” “possible,” “attempts,” “seeks” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause the Company’s actual results to differ materially from those in the forward-

looking statements. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements include, among others, statements regarding:

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP that is contained in the Company’s Supplementary Note “Reconciliation with United States Generally Accepted Accounting Principles” that is incorporated by reference herein and which supplements the Company’s financial statements set forth in this Form 40-F/A. This section and the Supplementary Note should be read in conjunction with the consolidated financial statements of the Company as at December 31, 2008 and September 30, 2007 and for the 15 months ended December 31, 2008 and years ended September 30, 2007 and 2006, as set forth in this Form 40-F/A.

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

* The Bonds have a “put” right in August 2009 to be redeemed at 100.6% . Due to this “put” right, the Bonds have been accordingly classified as current liabilities as at December 31, 2008. However, the Company has not received any indication from the Bondholders with regards to their intention to exercise the “put” right to date.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2009.	TASEKO MINES LIMITED

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5(1)	Annual Information Form of the Company for the 15 months ended December 31, 2008

99.6(1)	Audited consolidated balance sheets as at December 31, 2008 and September 30, 2007 and consolidated statements of operations, equity, and cash flows for the fiscal periods then ended, including the notes thereto and report of our independent registered public accounting firm thereon

99.7(1)	Management’s discussion and analysis of financial condition and results of operations for the 15 months fiscal period ended December 31, 2008

99.8(1)	Supplementary Note entitled – “Reconciliation with United States Generally Accepted Accounting Principles” as at December 31, 2008, and September 30, 2007 and for the fiscal period ended December 31, 2008 and each of the two years ended September 30, 2007 and 2006

99.9(1)	Consent of KPMG LLP

99.10(1)	Consent of Scott Jones

(1) Previously filed as an exhibit with Taseko Mines Limited’s Annual Report on Form 40-F for the year ended December 31, 2008, filed on April 1, 2009.