Form 40-F
period 2009-12-31
TASEKO MINES LTD
filed 2010-04-01
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended December 31, 2009

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

[ x ] Annual Information Form [ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 182,924,664 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes [ ] No [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ x ] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes [ ] No [ x ]

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company’s Annual Information Form for the year ended December 31, 2009;

  the Company’s Audited Consolidated Financial Statements as at December 31, 2009 and 2008 and for year ended December 31, 2009, the 15 months ended December 31, 2008 and the year ended September 30, 2007; and

  the Company’s Management Discussion and Analysis for the year ended December 31, 2009.

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

Readers are referred to the section entitled “Risk Factors” in the Company’s Annual Information Form for a more detailed discussion of such risks and other important factors that could cause our actual results to differ materially from those in such forward-looking statements. Except as required by law, the Company assumes no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

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

In addition, this annual report uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, Investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

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

In addition, disclosure of “contained ounces” in respect of resources that do not qualify as reserves is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report reserves in ounces and requires other mineralized material to be reported as in place tonnage and grade without reference to unit measures.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP that is contained in Note 25 to our audited consolidated financial statements included herein which provides a reconciliation of the significant measurement differences between Canadian GAAP and U.S. GAAP.

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective.

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

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company’s management has concluded that the Company’s internal control over financial reporting, as defined in Rule 13a-15(f), was effective as of December 31, 2009.

No changes in internal controls over financial reporting occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2009. In this report, the Company’s independent registered auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2009. KPMG LLP has audited the Company’s financial statements included in this Annual Report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting. The Auditor’s Attestation Report is included as part of Exhibit 99.6.

AUDIT COMMITTEE

The Company’s Board of Directors has established a separately-designated Audit Committee of the board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the Company’s accounting and financial reporting processes and the audits of the Company’s annual financial statements. As at the date of this annual report, the Audit Committee was comprised of David Elliott, Wayne Kirk and Richard Mundie.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed by the Company’s independent auditors for each of the Company’s last two fiscal periods:

		Fiscal year
	Year ended	(15 months) ended
Services:	December 31, 2009	December 31, 2008
Audit Fees	$502,100	$526,500
Audit Related Fees	19,500	–
Tax Fees	–	–
All Other Fees	–	–

Total	$521,600	$526,500

Audit Fees

Audit fees are the aggregate fees billed by the Company’s independent auditor for the audit of the Company’s annual consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees are fees charged by the Company’s independent auditor for assurance and related services that are reasonably related to the performance of the audit of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for services rendered in connection with the Company’s IFRS conversion project.

Tax Fees

Tax fees are fees for professional services rendered by the Company’s independent auditors for tax compliance and tax advice on actual or contemplated transactions.

All Other Fees

All other fees relate to services other than the audit fees, audit-related fees and tax fees described above.

Audit Committee Pre-Approval Policies

The Company’s management requests approval from the Audit Committee of the Company’s board for non-audit services from the Company’s independent auditors. The Audit Committee pre-approves all such services with set maximum dollar limits. In considering these requests, the Audit Committee assesses, among other things, whether the non-audit services requested would be considered prohibited services as contemplated by the SEC, and whether the non-audit services requested and related fees could impair the independence of the Company’s auditors.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of contractual obligations (in thousands of Canadian dollars) at December 31, 2009.

Contractual obligations	Payments due by period in thousands of Canadian dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	62,662	24,597	38,065	-	-
Capital Lease Obligations	15,636	4,543	8,481	2,612	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	78,298	29,140	46,546	2,612

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

Further, the Company’s board of directors is presently not comprised of a majority of independent directors, as required by Section 802(a) of the NYSE Amex Company Guide. The Company has been granted relief from these requirements by NYSE Amex.

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

Date: March 31, 2010.	TASEKO MINES LIMITED

/s/ Peter Mitchell
By:
Peter Mitchell
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2009

99.6

Audited consolidated balance sheets as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows the year ended December 31, 2009, the fifteen months ended December 31, 2008 and the year ended September 30, 2007, including the notes thereto and report of our independent registered public accounting firm thereon

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2009

99.8	Consent of KPMG LLP

99.9	Consent of Scott Jones, P. Eng.