Form 40-F
period 2010-12-31
TASEKO MINES LTD
filed 2011-03-30
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended December 31, 2010	Commission File Number: 001-31965

TASEKO MINES LIMITED
(Exact name of Registrant as specified in its charter)

British Columbia Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 187,497,853 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
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
Yes   [ ]          No     [ ]

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company’s Annual Information Form for the year ended December 31, 2010;

  the Company’s Audited Consolidated Financial Statements as at December 31, 2010 and 2009 and for years ended December 31, 2010 and 2009, and the fifteen months ended December 31, 2008 (for a reconciliation of important differences between Canadian and U.S. GAAP, see Note 23 to the Company’s Audited Consolidated Financial Statements); and

  the Company’s Management Discussion and Analysis for the year ended December 31, 2010.

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

  the Company’s statement of reserves; and

  factors relating to the Company’s investment decisions.

Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

  delays or inability to successfully complete the environmental assessment review process for the Prosperity Project;

  the potential for increase in the cash cost of production;

  lack of mineral reserves at the Harmony Project and Aley Project;

  the estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove to be unreliable, and may be subject to revision based on various factors;

  fluctuation of metal prices and currency rates;

  uncertain project realization values;

  current global economic conditions;

  changes in mining legislation adversely affecting our operations;

  inability to obtain adequate financing on acceptable terms;

  inability to obtain necessary exploration and mining permits and comply with all government requirements including environmental, health and safety laws;

  inability to attract and retain key personnel; and

  other risks detailed from time-to-time in the Company’s filings with securities regulators.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP that is contained in Note 23 to our audited consolidated financial statements included herein which provides a reconciliation of the significant measurement differences between Canadian GAAP and U.S. GAAP.

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

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company’s management has concluded that the Company’s internal control over financial reporting, as defined in Rule 13a-15(f), was effective as of December 31, 2010.

On March 31, 2010, the Company entered into a Joint Venture Formation Agreement (the “JVFA”) with Cariboo Copper Corp. Please refer to Note 4 of the accompanying financial statements. In connection with the JVFA, the Company has updated its internal controls over financial reporting, as necessary, to reflect additional processes and controls. Other than the joint venture, there are no significant changes in internal controls over financial reporting that occurred during the year ended December 31, 2010, that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2010. In this report, the Company’s independent registered auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2010. KPMG LLP has audited the Company’s internal controls over financial reporting and has issued an attestation report on the Company’s internal control over financial reporting. The Auditor’s Attestation Report is included as part of Exhibit 99.6.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Richard Mundie, a member of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE Amex Equities Exchange.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed by the Company’s independent auditors for each of the Company’s last two fiscal periods:

	Year ended	Year ended
Services:	December 31, 2010	December 31, 2009
Audit Fees	$532,942	$502,100
Audit Related Fees	29,750	19,500
Tax Fees	–	–
All Other Fees	–	–

Total	$562,692	$521,600

Audit Fees

Audit fees are the aggregate fees billed by the Company’s independent auditor for the audit of the Company’s annual consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees include services that are traditionally performed by the auditor. For the year ended December 31, 2010, audit-related services include fees billed for services rendered in connection with the Company’s sale of 25% of the Gibraltar mine, the opening balance sheet audit of the Gibraltar Joint Venture and the Company’s reversal of uncertain tax position. For the year ended December 31, 2009, the audit-related services include fees billed for services rendered in connection with the Company’s IFRS conversion project.

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

CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of contractual obligations, including interest payments (in thousands of Canadian dollars) at December 31, 2010.

Contractual obligations	Payments due by period in thousands of Canadian dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	19,918	5,942	11,365	2,611	-
Capital Lease Obligations	22,881	6,452	11,085	5,344	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP [1,2]	-	-	-	-	-
Total	42,799	12,394	22,450	7,955

[1]

The Company’s royalty obligations and deferred revenue have been excluded as there are no cash requirements for the settlement of these obligations. Refer to Note 16 of the accompanying financial statements.

[2]	The Company’s income tax and site closure and reclamation obligations have been excluded as the amount and timing of the related future payments cannot be reasonably estimated.

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

Date: March 29, 2011.	TASEKO MINES LIMITED

/s/ Peter Mitchell

By:
Peter Mitchell
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2010

99.6
Audited consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows the years ended December 31, 2010 and 2009, and the fifteen months ended December 31, 2008, including the notes thereto and report of our independent registered public accounting firm thereon

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2010

99.8	Consent of KPMG LLP

99.9	Consent of Scott Jones, P. Eng.