Form 40-F
period 2011-12-31
TASEKO MINES LTD
filed 2012-03-30
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number: 001-31965

TASEKO MINES LIMITED
(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

15th Floor – 1040 West Georgia Street
Vancouver, British Columbia
Canada V6E 4H8
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 196,504,895 Common Shares as of December 31, 2011

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes[ x ]      No[ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes[ ]      No[ ]

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company’s Annual Information Form for the year ended December 31, 2011;

  the Company’s Audited Consolidated Financial Statements as at December 31, 2011, December 31, 2010, and January 1, 2010 and for the years ended December 31, 2011 and 2010, and the notes thereto; and

  the Company’s Amended Management Discussion and Analysis for the year ended December 31, 2011.

The Company’s Audited Consolidated Financial Statements that are incorporated by reference into this Registration Statement have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective. See “Internal Controls Over Financial Reporting and Disclosure Controls and Procedures” on page 29 of Exhibit 99.7, Management Discussion and Analysis of the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The disclosure provided under “Management’s Report on Internal Control Over Financial Reporting” on page 3 of Exhibit 99.6, Audited Consolidated Financial Statements, is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Company is required to provide an attestation report of the Company’s registered public accounting firm on internal control over financial reporting for the fiscal year ended December 31, 2011. In this report, the Company’s auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2011. KPMG LLP has audited the Company’s internal controls over financial reporting and has issued an attestation report on the Company’s internal control over financial reporting which is included in Exhibit 99.6.

AUDIT AND RISK COMMITTEE

The disclosure provided under “Composition of Audit and Risk Committee” on page 55 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein. The Company’s Board of Directors has established a separately-designated Audit and Risk Committee of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act.

AUDIT AND RISK COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Richard Mundie and Alex Morrison, members of the Audit and Risk Committee of the Board, are audit committee financial experts (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and are independent directors under applicable laws and regulations and the requirements of the NYSE Amex Equities Exchange.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “Principal Accountant Fees and Services” on page 56 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.

AUDIT AND RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit and Risk Committee Pre-Approval Policies and Procedures” on page 56 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under “Commitments and contingencies” on page 17 of Exhibit 99.7, Management’s Discussion and Analysis, is incorporated by reference herein.

CODE OF ETHICS

The disclosure provided under “Code of Ethics” on page 55 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.

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

Upon listing, the Company received an exemption from its quorum requirements for meetings of shareholders. Under the NYSE Amex listing standards, the quorum requirement is a minimum of one third of shareholders entitled to vote. The Company does not meet this requirement and has been granted relief from this listing standard.

The Company’s common shares are listed for trading on the NYSE Amex Equities Exchange. Section 110 of the NYSE Amex company guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE Amex listing standards in the following manner:

Board Meetings

Section 802 (c) of the NYSE Amex Company Guide requires that the Board of Directors hold meetings on at least a quarterly basis. The Board of Directors of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia.

Solicitation of Proxies

NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholders Approval for Dilutive Private Placement Financings

Section 713 of the NYSE Amex Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (Toronto Stock Exchange) unless the dilutive financing results in a change of control. The Company will seek a waiver from NYSE Amex’s section 713 requirements should a dilutive private placement financing trigger the NYSE Amex shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

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

Date: March 29, 2012.	TASEKO MINES LIMITED

/s/ Peter Mitchell

By:
Peter Mitchell
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2011

99.6

Audited consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended December 31, 2011 and December 31, 2010, including the notes thereto and report of the Company’s independent registered public accounting firm thereon

99.7	Amended management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2011

99.8	Consent of KPMG LLP

99.9	Consent of Scott Jones, P. Eng.

99.10	Consent of Ronald G. Simpson, P. Geo