Form 40-F
period 2012-12-31
TASEKO MINES LTD
filed 2013-03-26
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission File Number: 001-31965

TASEKO MINES LIMITED
(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

15th Floor – 1040 West Georgia Street
Vancouver, British Columbia
Canada V6E 4H8
 (778) 373-4533
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808
 (800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	NYSE MKT Equities

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:
[ x ] Annual Information Form          [ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 190,881,955 Common Shares as of December 31, 2012

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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
Yes [   ]          No [   ]

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company’s Annual Information Form for the year ended December 31, 2012;

  the Company’s Audited Consolidated Financial Statements as at December 31, 2012 and 2011, and for the years ended December 31, 2012 and 2011, and the notes thereto; and

  the Company’s Management Discussion and Analysis for the year ended December 31, 2012.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Company is required to provide an attestation report of the Company’s registered public accounting firm on internal control over financial reporting for the fiscal year ended December 31, 2012. In this report, the Company’s auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2012. KPMG LLP has audited the Company’s internal controls over financial reporting and has issued an attestation report on the Company’s internal control over financial reporting which is included in Exhibit 99.6.

NO CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT AND RISK COMMITTEE

The disclosure provided under “Composition of Audit and Risk Committee” on page 56 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein. The Company’s Board of Directors has established a separately-designated Audit and Risk Committee of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act.

AUDIT AND RISK COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Richard Mundie and Alex Morrison, members of the Audit and Risk Committee of the Board, are audit committee financial experts (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and are independent directors under applicable laws and regulations and the requirements of the NYSE MKT Equities Exchange.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “Principal Accountant Fees and Services” on page 59 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.

AUDIT AND RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit and Risk Committee—Pre-Approval Policies and Procedures” on page 58 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under “Commitments and contingencies” on page 18 of Exhibit 99.7, Management’s Discussion and Analysis, is incorporated by reference herein.

CODE OF ETHICS

The disclosure provided under “Code of Ethics” on page 58 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.

During the Company’s fiscal year ended December 31, 2012, the Company did not (i) substantively amend its Code of Ethics or (ii) grant a waiver, including any implicit waiver, from any provision of its Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

NYSE MKT EQUITIES CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE MKT Exchange (“NYSE MKT”). Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is contained on the Company’s website at www.tasekomines.com.

Upon listing, the Company received an exemption from its quorum requirements for meetings of shareholders. Under the NYSE MKT listing standards, the quorum requirement is a minimum of one third of shareholders entitled to vote. The Company does not meet this requirement and has been granted relief from this listing standard.

The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE MKT listing standards in the following manner:

Board Meetings

Section 802 (c) of the NYSE MKT Company Guide requires that the Board of Directors hold meetings on at least a quarterly basis. The Board of Directors of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia.

Solicitation of Proxies

NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholders Approval for Dilutive Private Placement Financings

Section 713 of the NYSE MKT Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (Toronto Stock Exchange) unless the dilutive financing results in a change of control. The Company will seek a waiver from NYSE MKT’s section 713 requirements should a dilutive private placement financing trigger the NYSE MKT shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977.

The Company did not have any mines in the United States during the fiscal year ended December 31, 2012.

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

Date: March 26, 2013.	TASEKO MINES LIMITED

/s/ Peter Mitchell

By:
Peter Mitchell
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2012

99.6

Audited consolidated balance sheets as at December 31, 2012 and 2011 and the consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended December 31, 2012 and 2011, including the notes thereto and report of the Company’s independent registered public accounting firm thereon

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2012

99.8	Consent of KPMG LLP

99.9	Consent of Scott Jones, P. Eng.

99.10	Consent of Ronald G. Simpson, P. Geo