Form 40-F
period 2013-12-31
TASEKO MINES LTD
filed 2014-03-13
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission File Number: 001-31965

TASEKO MINES LIMITED
(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

15th Floor – 1040 West Georgia Street
Vancouver, British Columbia
Canada V6E 4H1
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
193,381,955 Common Shares as of December 31, 2013

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
Yes [   ]                  No [   ]

PRINCIPAL DOCUMENTS

Taseko Mines Limited (the “Company” or “Taseko”), a Canadian public company whose common shares are listed on the Toronto Stock Exchange and the NYSE MKT Exchange (the “NYSE MKT”). It is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system.

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

•	the Company’s Annual Information Form for the year ended December 31, 2013;

•	the Company’s Audited Consolidated Financial Statements as at December 31, 2013 and 2012, and for the years ended December 31, 2013 and 2012, and the notes thereto; and

•	the Company’s Management Discussion and Analysis for the year ended December 31, 2013.

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective. See “Internal Controls Over Financial Reporting and Disclosure Controls and Procedures” on page 31 of Exhibit 99.7, Management Discussion and Analysis of the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the Exchange Act) for the Company.

With the participation of the CEO and CFO, management carried out an evaluation of the Company’s internal control over financial reporting as at December 31, 2013. In making this evaluation, the Company’s management used the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2013. A copy of management’s report on the effectiveness of our internal controls is included under “Management’s Report on Internal Control Over Financial Reporting” on page 3 of Exhibit 99.6, Audited Consolidated Financial Statements, and is incorporated by reference herein.

Attestation Report Of The Registered Public Accounting Firm

The Company is required to provide an attestation report of the Company’s registered public accounting firm on internal control over financial reporting for the fiscal year ended December 31, 2013. In this report, the Company’s auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2013. KPMG LLP has audited the Company’s internal controls over financial reporting and has issued an attestation report on the Company’s internal control over financial reporting which is included in Exhibit 99.6.

No Changes In Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

AUDIT AND RISK COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Richard Mundie and Alex Morrison, members of the Audit and Risk Committee of the Board, are audit committee financial experts (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and are independent directors under applicable laws and regulations and the requirements of the NYSE MKT Exchange.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “Principal Accountant Fees and Services” on page 56 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.

AUDIT AND RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit and Risk Committee—Pre-Approval Policies and Procedures” on page 56 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.

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

CODE OF ETHICS

The disclosure provided under “Code of Ethics” on page 56 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.

During the Company’s fiscal year ended December 31, 2013, the Company did not (i) substantively amend its Code of Ethics or (ii) grant a waiver, including any implicit waiver, from any provision of its Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

NYSE MKT CORPORATE GOVERNANCE

The Company is subject to corporate governance requirements prescribed under applicable Canadian securities laws, rule and policies. The Company is also subject to corporate governance requirements prescribed by the listing standards of the NYSE MKT, and the rules and regulations promulgated by the SEC under the Exchange Act (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).

Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is contained on the Company’s website at www.tasekomines.com

The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE MKT listing standards in the following manner:

Board Meetings

Section 802 (c) of the NYSE MKT Company Guide requires that the Board of Directors hold meetings on at least a quarterly basis. The Board of Directors of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia.

Solicitation of Proxies

NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. Since the Company is a foreign private issuer, the equity securities of the Company are exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholders Approval for Dilutive Private Placement Financings

Section 713 of the NYSE MKT Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (Toronto Stock Exchange (“TSX”)) unless the dilutive financing:

(i)        materially affects control of the issuer;

(ii)       provides consideration to insiders in the aggregate of 10% or greater of the issuer’s market capitalization or outstanding shares, or a non-diluted basis, where certain conditions are met; and

(iii)      is in respect of private placement or an acquisition where the issuer will issue shares in excess of 25% of its presently outstanding shares, on a non-diluted basis.

The Company will seek a waiver from NYSE MKT’s section 713 requirements should a dilutive private placement financing trigger the NYSE MKT shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the TSX rules.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE MKT. In particular, in addition to having a separate Audit and Risk Committee, the Company’s Board of Directors has established a separately-designated Compensation Committee that materially meets the requirements for a compensation committee under section 805 of the NYSE MKT Company Guide, as currently in force.

Copies of the Company’s corporate governance materials are available on the Company’s website at www.tasekomines.com (under the About Us / Corporate Governance tabs). In addition, the Company is required by National Instrument 58-101 of the Canadian Securities Administrators, Disclosure of Corporate Governance Practices, to describe its practices and policies with regard to corporate governance in management information circulars that are furnished to the Company’s shareholders in connection with annual meetings of shareholders.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2013.

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

Date: March 13, 2014.	TASEKO MINES LIMITED

By:	/s/ Stuart McDonald
Stuart McDonald
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2013

99.6

Audited consolidated balance sheets as at December 31, 2013 and 2012 and the consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2013 and 2012, including the notes thereto and report of the Company’s independent registered public accounting firm thereon

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2013

99.8	Consent of KPMG LLP

99.9	Consent of Scott Jones, P. Eng.

99.10	Consent of Ronald G. Simpson, P. Geo