Form 40-F
TASEKO MINES LTD
filed 2015-04-01
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014	Commission File Number: 001-31965

TASEKO MINES LIMITED
(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 221,808,638 Common Shares as of December 31, 2014

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company’s Annual Information Form for the year ended December 31, 2014;

  the Company’s Audited Consolidated Financial Statements as at December 31, 2014 and 2013, and for the years ended December 31, 2014 and 2013, and the notes thereto; and

  the Company’s Management Discussion and Analysis for the year ended December 31, 2014.

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

With the participation of the CEO and CFO, management carried out an evaluation of the Company’s internal control over financial reporting as at December 31, 2014. In making this evaluation, the Company’s management used the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2014. A copy of management’s report on the effectiveness of our internal controls is included under “Management’s Report on Internal Control Over Financial Reporting” on page 3 of Exhibit 99.6, Audited Consolidated Financial Statements, and is incorporated by reference herein.

Attestation Report Of The Registered Public Accounting Firm

The Company is required to provide an attestation report of the Company’s registered public accounting firm on internal control over financial reporting for the fiscal year ended December 31, 2014. In this report, the Company’s auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2014. KPMG LLP has audited the Company’s internal controls over financial reporting and has issued an attestation report on the Company’s internal control over financial reporting which is included in Exhibit 99.6.

No Changes In Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT AND RISK COMMITTEE

The disclosure provided under “Composition of Audit and Risk Committee” on page 64 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein. The Company’s Board of Directors has established a separately-designated Audit and Risk Committee of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act.

AUDIT AND RISK COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Richard Mundie, Alex Morrison and George Ireland, members of the Audit and Risk Committee of the Board, are audit committee financial experts (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and are independent directors under applicable laws and regulations and the requirements of the NYSE MKT Exchange.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “Principal Accountant Fees and Services” on page 65 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.

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

CODE OF ETHICS

The disclosure provided under “Code of Ethics” on page 65 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.

During the Company’s fiscal year ended December 31, 2014, the Company did not (i) substantively amend its Code of Ethics or (ii) grant a waiver, including any implicit waiver, from any provision of its Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

The Company did not have any operating mines in the United States during the fiscal year ended December 31, 2014.

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

Date: March 30, 2015.	TASEKO MINES LIMITED

/s/ Stuart McDonald

By:
Stuart McDonald
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Annual Information Form of the Company for the year ended December 31, 2014
99.6	Audited consolidated balance sheets as at December 31, 2014 and 2013 and the consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2014 and 2013, including the notes thereto and report of the Company’s independent registered public accounting firm thereon
99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2014
99.8	Consent of KPMG LLP
99.9	Consent of Scott Jones, P. Eng
99.10	Consent of Ronald G. Simpson, P. Geo
99.11	Consent of Keith Merriam, P. Eng
99.12	Consent of Greg Yelland, P. Eng
99.13	Consent of Robert Rotzinger, P. Eng
99.14	Consent of Richard Zimmerman, R.G., SME-RM