Form 40-F
period 2015-12-31
TASEKO MINES LTD
filed 2016-03-30
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015	Commission File Number: 001-31965

TASEKO MINES LIMITED
(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 221,808,638 Common Shares as of December 31, 2015

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]     No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [   ]     No [   ]

INTRODUCTORY INFORMATION

Taseko Mines Limited (the “Company” or “Taseko”) is a Canadian public company whose common shares are listed on the Toronto Stock Exchange and the NYSE MKT Exchange (the “NYSE MKT”). Taseko is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this annual report on Form 40-F (the “Annual Report”) pursuant to the multi-jurisdictional disclosure system (the “MJDS”).

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2015 (the “AIF”)	99.5
Audited consolidated financial statements of the Company for the years ended December 31, 2015 and 2014, including the report of independent registered public accounting firm with respect thereto (the “Audited Financial Statements”)	99.6
Management’s Discussion and Analysis of the Company for the year ended December 31, 2015 (the “MD&A”)	99.7

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

International Financial Reporting Standards

The Company is permitted under the MJDS to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Company’s Audited Consolidated Financial Statements that are incorporated by reference into this Registration Statement have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as at December 31, 2015.

See “Internal Controls Over Financial Reporting and Disclosure Controls and Procedures” on page 26 of the MD&A incorporated herein by reference.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

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

With the participation of the CEO and CFO, management carried out an evaluation of the Company’s internal control over financial reporting as at December 31, 2015. In making this evaluation, the Company’s management used the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based upon this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2015.

A copy of management’s report on the effectiveness of our internal controls is included under “Management’s Report on Internal Control Over Financial Reporting” on page 3 of our Audited Consolidated Financial Statements incorporated herein by reference.

Attestation Report of the Registered Public Accounting Firm

The Company is required to provide an attestation report of the Company’s registered public accounting firm on internal control over financial reporting of December 31, 2015. In this report, the Company’s auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. KPMG LLP has audited the Company’s internal controls over financial reporting and has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2015 which is included in our Audited Consolidated Financial Statements incorporated herein by reference.

No Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT AND RISK COMMITTEE

The disclosure provided under “Composition of Audit and Risk Committee” on page 79 of our AIF incorporated herein by reference. The Company’s Board of Directors has established a separately-designated Audit and Risk Committee of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act.

AUDIT AND RISK COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Richard Mundie, and Alex Morrison, members of the Audit and Risk Committee of the Board, are audit committee financial experts (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and are independent directors under applicable laws and regulations and the requirements of the NYSE MKT Exchange.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “Principal Accountant Fees and Services” on page 80 of our AIF incorporated herein by reference.

AUDIT AND RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit and Risk Committee—Pre-Approval Policies and Procedures” on page 81 of our AIF incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under “Commitments and contingencies” on page 18 of our MD&A incorporated herein by reference.

CODE OF ETHICS

The disclosure provided under “Code of Ethics” on page 80 of our AIF incorporated herein by reference.

During the Company’s fiscal year ended December 31, 2015, the Company did not (i) substantively amend its Code of Ethics or (ii) grant a waiver, including any implicit waiver, from any provision of its Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2015.

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

Date: March 30, 2016.	TASEKO MINES LIMITED

/s/ Stuart McDonald

By:
Stuart McDonald
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2015

99.6	Audited consolidated balance sheets as at December 31, 2015 and 2014 and the consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2015 and 2014, including the notes thereto and reports of the Company’s independent registered public accounting firm thereon and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2015

99.8	Consent of KPMG LLP

99.9	Consent of Scott Jones, P. Eng.

99.10	Consent of Ronald G. Simpson, P. Geo.

99.11	Consent of Keith Merriam, P. Eng.

99.12	Consent of Robert Rotzinger, P. Eng.

99.13	Consent of Greg Yelland, P. Eng.

99.14	Consent of Richard Zimmerman, R.G., SME-RM