Form 40-F/A
period 2015-12-31
TASEKO MINES LTD
filed 2016-11-25
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
Amendment No. 1

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
Yes [   ]        No [   ]

EXPLANATORY NOTE

Taseko Mines Limited (the “Company” or “Taseko”) is filing this Amendment No. 1 to its Annual Report on Form 40-F in order to file with the United States Securities and Exchange Commission (the “SEC”) the correct certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. The original Annual Report on Form 40-F filed with the SEC on March 30, 2016 (the “Original Annual Report”) inadvertently included an incorrect form of the required CEO and CFO certifications. No other amendments have been made to the Original Annual Report or the information incorporated therein by reference.

INTRODUCTORY INFORMATION

The Company is a Canadian public company whose common shares are listed on the Toronto Stock Exchange and the NYSE MKT Exchange (the “NYSE MKT”). Taseko is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and is eligible to file this annual report on Form 40-F (the “Annual Report”) pursuant to the multi-jurisdictional disclosure system (the “MJDS”).

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

Date: November 24, 2016.	TASEKO MINES LIMITED

By:	/s/ Stuart McDonald
Stuart McDonald
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1(1)	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2(1)	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3(1)	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4(1)	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5(2)	Annual Information Form of the Company for the year ended December 31, 2015

99.6(2)

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

99.7(2)	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2015

99.8(2)	Consent of KPMG LLP

99.9(2)	Consent of Scott Jones, P. Eng.

99.10(2)	Consent of Ronald G. Simpson, P. Geo.

99.11(2)	Consent of Keith Merriam, P. Eng.

99.12(2)	Consent of Robert Rotzinger, P. Eng.

99.13(2)	Consent of Greg Yelland, P. Eng.

99.14(2)	Consent of Richard Zimmerman, R.G., SME-RM

(1)	Filed as an exhibit to this Amendment No. 1 to Annual Report on Form 40-F of the Company for the year ended December 31, 2015.

(2)	Previously filed as an exhibit to the Annual Report on Form 40-F of the Company for the year ended December 31, 2015 filed on March 30, 2016.