Form 40-F
period 2016-12-31
TASEKO MINES LTD
filed 2017-03-16
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016	Commission File Number: 001-31965

TASEKO MINES LIMITED
(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 221,867,138 Common Shares as of December 31, 2016

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2016 (the “AIF”)	99.5
Audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015, including the report of independent registered public accounting firm with respect thereto (the “Audited Financial Statements”)	99.6
Management’s Discussion and Analysis of the Company for the year ended December 31, 2016 (the “MD&A”)	99.7

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

Management’s Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as at December 31, 2016.

See “Internal Controls Over Financial Reporting and Disclosure Controls and Procedures” on page 25 of the MD&A incorporated herein by reference.

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

With the participation of the CEO and CFO, management carried out an evaluation of the Company’s internal control over financial reporting as at December 31, 2016. In making this evaluation, the Company’s management used the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based upon this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2016.

A copy of management’s report on the effectiveness of our internal controls is included under “Management’s Report on Internal Control Over Financial Reporting” on page 3 of our Audited Consolidated Financial Statements incorporated herein by reference.

Attestation Report of the Registered Public Accounting Firm

The Company is required to provide an attestation report of the Company’s registered public accounting firm on internal control over financial reporting as of December 31, 2016. In this report, the Company’s auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. KPMG LLP has audited the Company’s internal controls over financial reporting and has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2016 which is included in our Audited Consolidated Financial Statements incorporated herein by reference.

No Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT AND RISK COMMITTEE

The disclosure provided under “Composition of Audit and Risk Committee” on page 78 of our AIF incorporated herein by reference. The Company’s Board of Directors has established a separately-designated Audit and Risk Committee of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act.

AUDIT AND RISK COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Richard Mundie, Geoffrey Burns, and Alex Morrison, members of the Audit and Risk Committee of the Board, are audit committee financial experts (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and are independent directors under applicable laws and regulations and the requirements of the NYSE MKT Exchange.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “Principal Accountant Fees and Services” on page 79 of our AIF incorporated herein by reference.

AUDIT AND RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit and Risk Committee—Pre-Approval Policies and Procedures” on page 80 of our AIF incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under “Commitments and contingencies” on page 16 of our MD&A incorporated herein by reference.

CODE OF ETHICS

The disclosure provided under “Code of Ethics” on page 79 of our AIF incorporated herein by reference. During the Company’s fiscal year ended December 31, 2016, the Company did not (i) substantively amend its Code of Ethics or (ii) grant a waiver, including any implicit waiver, from any provision of its Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2016.

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

Date: March 15, 2017	TASEKO MINES LIMITED

	By:	/s/ Stuart McDonald
Stuart McDonald
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description
99.1(1)	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2(1)	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3(1)	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4(1)	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5(1)	Annual Information Form of the Company for the year ended December 31, 2016
99.6(1)	Audited consolidated balance sheets as at December 31, 2016 and 2015 and the consolidated statements of comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2016 and 2015, including the notes thereto and reports of the Company’s independent registered public accounting firm thereon and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016
99.7(1)	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2016
99.8(1)	Consent of KPMG LLP
99.9(1)	Consent of Scott Jones, P. Eng.
99.10(1)	Consent of Ronald G. Simpson, P. Geo.
99.11(1)	Consent of Keith Merriam, P. Eng.
99.12(1)	Consent of Robert Rotzinger, P. Eng.
99.13(1)	Consent of Greg Yelland, P. Eng.
99.14(1)	Consent of Dan Johnson, P.E., RM-SME

(1)	Filed as an exhibit to this Annual Report on Form 40-F