Form 40-F
period 2017-12-31
TASEKO MINES LTD
filed 2018-03-29
CIK 878518

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017	Commission File Number: 001-31965

TASEKO MINES LIMITED

(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 226,999,734 Common Shares as of December 31, 2017

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Yes  ☐                     No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

INTRODUCTORY INFORMATION

Taseko Mines Limited (the “Company” or “Taseko”) is a Canadian public company whose common shares are listed on the Toronto Stock Exchange and the NYSE American Exchange (the “NYSE American”). Taseko is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this annual report on Form 40-F (the “Annual Report”) pursuant to the multi-jurisdictional disclosure system (the “MJDS”).

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.

Annual Information Form of the Company for the year ended December 31, 2017 (the “AIF”)	99.5

Audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, including the report of independent registered public accounting firm with respect thereto (the “Audited Financial Statements”)	99.6

Management’s Discussion and Analysis of the Company for the year ended December 31, 2017 (the “MD&A”)	99.7

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

Management’s Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as at December 31, 2017.

See “Internal Controls Over Financial Reporting and Disclosure Controls and Procedures” on page 27 of the MD&A incorporated herein by reference.

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

With the participation of the CEO and CFO, management carried out an evaluation of the Company’s internal control over financial reporting as at December 31, 2017. In making this evaluation, the Company’s management used the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2017.

A copy of management’s report on the effectiveness of our internal controls is included under “Management’s Report on Internal Control Over Financial Reporting” on page 3 of our Audited Consolidated Financial Statements incorporated herein by reference.

Attestation Report of the Registered Public Accounting Firm

The Company is required to provide an attestation report of the Company’s independent registered public accounting firm on internal control over financial reporting as of December 31, 2017. In this report, the Company’s auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. KPMG LLP has audited the Company’s internal controls over financial reporting and has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2017 which is included in our Audited Consolidated Financial Statements incorporated herein by reference.

No Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT AND RISK COMMITTEE

The disclosure provided under “Composition of Audit and Risk Committee” on page 87 of our AIF incorporated herein by reference. The Company’s Board of Directors has established a separately-designated Audit and Risk Committee of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act.

AUDIT AND RISK COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Richard Mundie, Geoffrey Burns, and Alex Morrison, members of the Audit and Risk Committee of the Board, are audit committee financial experts (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and are independent directors under applicable laws and regulations and the requirements of the NYSE American Exchange.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “Principal Accountant Fees and Services” on page 88 of our AIF incorporated herein by reference.

AUDIT AND RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit and Risk Committee—Pre-Approval Policies and Procedures” on page 88 of our AIF incorporated herein by reference.

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

CODE OF ETHICS

The disclosure provided under “Code of Ethics” on page 88 of our AIF incorporated herein by reference.

During the Company’s fiscal year ended December 31, 2017, the Company did not (i) substantively amend its Code of Ethics or (ii) grant a waiver, including any implicit waiver, from any provision of its Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

NYSE AMERICAN CORPORATE GOVERNANCE

The Company is subject to corporate governance requirements prescribed under applicable Canadian securities laws, rule and policies. The Company is also subject to corporate governance requirements prescribed by the listing standards of the NYSE American, and the rules and regulations promulgated by the SEC under the Exchange Act (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).

Section 110 of the NYSE American company guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE American standards is contained on the Company’s website at www.tasekomines.com

The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE American listing standards in the following manner:

Board Meetings

Section 802 (c) of the NYSE American Company Guide requires that the Board of Directors hold meetings on at least a quarterly basis. The Board of Directors of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia.

Solicitation of Proxies

NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. Since the Company is a foreign private issuer, the equity securities of the Company are exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholders Approval for Dilutive Private Placement Financings

Section 713 of the NYSE American Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (Toronto Stock Exchange (“TSX”)) unless the dilutive financing:

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

The Company will seek a waiver from NYSE American’s section 713 requirements should a dilutive private placement financing trigger the NYSE American shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the TSX rules.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE American. In particular, in addition to having a separate Audit and Risk Committee, the Company’s Board of Directors has established a separately-designated Compensation Committee that materially meets the requirements for a compensation committee under section 805 of the NYSE American Company Guide, as currently in force.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2017.

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

Date: March 26, 2018	TASEKO MINES LIMITED

	By:	/s/ Stuart McDonald
Stuart McDonald
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1(1)	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2(1)	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3(1)	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4(1)	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5(1)	Annual Information Form of the Company for the year ended December 31, 2017

99.6(1)	Audited consolidated balance sheets as at December 31, 2017 and 2016 and the consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2017 and 2016, including the notes thereto and reports of the Company’s independent registered public accounting firm thereon and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017

99.7(1)	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2017

99.8(1)	Consent of KPMG LLP

99.9(1)	Consent of Scott Jones, P. Eng.

99.10(1)	Consent of Ronald G. Simpson, P. Geo.

99.11(1)	Consent of Keith Merriam, P. Eng.

99.12(1)	Consent of Robert Rotzinger, P. Eng.

99.13(1)	Consent of Greg Yelland, P. Eng.

99.14(1)	Consent of Dan Johnson, P.E.

99.15(1)	Supplemental Indenture, dated March 26, 2018

(1)	Filed as an exhibit to this Annual Report on Form 40-F