Form 40-F/A
period 2018-12-31
TASEKO MINES LTD
filed 2019-04-01
CIK 878518

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the

Exchange Act. Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

Taseko Mines Limited is filing this Amendment No. 1 to its Annual Report on Form 40-F for the year ended December 31, 2018 in order to include updated expert consents that expressly refer to incorporation by reference of this Annual Report, and the documents incorporated by reference herein, in the Company’s registration statement on Form F-10 (333-221902).

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

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1(2)	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2(2)	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3(2)	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4(2)	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5(1)	Annual Information Form of the Company for the year ended December 31, 2018

99.6(1)	Audited consolidated balance sheets as at December 31, 2018 and 2017 and the consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2018 and 2017, including the notes thereto and reports of the Company’s independent registered public accounting firm thereon and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018

99.7(1)	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2018

99.8(2)	Consent of KPMG LLP

99.9(2)	Consent of Scott Jones, P. Eng.

99.10(2)	Consent of Dan Johnson, P.E.

(1)	Filed as an exhibit to the Annual Report on Form 40-F filed on March 27, 2019
(2)	Filed as an exhibit to this Amendment No. 1 to Annual Report on Form 40-F

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2019	TASEKO MINES LIMITED

	By:	/s/ Stuart McDonald
Stuart McDonald
Chief Financial Officer