Form 40-F
period 2019-12-31
TASEKO MINES LTD
filed 2020-03-31
CIK 878518

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

246,194,219 Common Shares as of December 31, 2019

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2019 (the “AIF”)	99.5

Audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, including the report of independent registered public accounting firm with respect thereto (the “Audited Financial Statements”)	99.6

Management’s Discussion and Analysis of the Company for the year ended December 31, 2019 (the “MD&A”)	99.7

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

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definitions.

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

Management’s Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as at December 31, 2019.

See “Internal and Disclosure Controls Over Financial Reporting” on page 26 of the MD&A incorporated herein by reference.

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

With the participation of the CEO and CFO, management carried out an evaluation of the Company’s internal control over financial reporting as at December 31, 2019. In making this evaluation, the Company’s management used the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2019.

A copy of management’s report on the effectiveness of our internal controls is included under “Management’s Report on Internal Control Over Financial Reporting” on page 3 of our Audited Consolidated Financial Statements incorporated herein by reference.

Attestation Report of the Registered Public Accounting Firm

The Company is required to provide an attestation report of the Company’s independent registered public accounting firm on internal control over financial reporting as of December 31, 2019. In this report, the Company’s auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. KPMG LLP has audited the Company’s internal controls over financial reporting and has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2019 which is included in our Audited Consolidated Financial Statements incorporated herein by reference.

No Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT AND RISK COMMITTEE

The disclosure provided under “Composition of Audit and Risk Committee” on page 91 of our AIF incorporated herein by reference. The Company’s Board of Directors has established a separately-designated Audit and Risk Committee of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “Principal Accountant Fees and Services” on page 92 of our AIF incorporated herein by reference.

AUDIT AND RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit and Risk Committee—Pre-Approval Policies and Procedures” on page 92 of our AIF incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under “Commitments and contingencies” on page 17 of our MD&A incorporated herein by reference.

CODE OF ETHICS

The disclosure provided under “Code of Ethics” on page 91 of our AIF incorporated herein by reference.

During the Company’s fiscal year ended December 31, 2019, the Company did not (i) substantively amend its Code of Ethics or (ii) grant a waiver, including any implicit waiver, from any provision of its Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2019.

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

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1(1)	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2(1)	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3(1)	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4(1)	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5(1)	Annual Information Form of the Company for the year ended December 31, 2019

99.6(1)	Audited consolidated balance sheets as at December 31, 2019 and 2018 and the consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2019 and 2018, including the notes thereto and reports of the Company’s independent registered public accounting firm thereon and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019

99.7(1)	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2019

99.8(1)	Consent of KPMG LLP

99.9(1)	Consent of Richard Weymark, P. Eng., MBA

99.10(1)	Consent of Dan Johnson, P.E.

(1)	Filed as an exhibit to the Annual Report on Form 40-F

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2020	TASEKO MINES LIMITED

	By:	/s/ Bryce Hamming
Bryce Hamming
Chief Financial Officer