Form 40-F
period 2020-12-31
TASEKO MINES LTD
filed 2021-03-30
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission File Number: 001-31965

TASEKO MINES LIMITED
(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

12th Floor - 1040 West Georgia Street Vancouver, British Columbia Canada V6E 4H1 (778) 373-4533
(Address and telephone number of Registrant's principal executive offices)

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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:  282,115,024 Common Shares as of December 31, 2020

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	☒	No	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

INTRODUCTORY INFORMATION

Taseko Mines Limited (the "Company" or "Taseko") is a Canadian public company whose common shares are listed on the Toronto Stock Exchange and the NYSE American Exchange (the "NYSE American").  Taseko is a "foreign private issuer" as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is eligible to file this annual report on Form 40-F (the "Annual Report") pursuant to the multi-jurisdictional disclosure system (the "MJDS").

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2020 (the "AIF")	99.5
Audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, including the reports of independent registered public accounting firm with respect thereto (the "Audited Financial Statements")	99.6
Management's Discussion and Analysis of the Company for the year ended December 31, 2020 (the "MD&A")	99.7

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the "SEC") under the U.S. Exchange Act.  These amendments became effective February 25, 2019 (the "SEC Modernization Rules").  The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which have been rescinded.  The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules as the Company is presently a "foreign issuer" under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources".  In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.  Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

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

The Company's Audited Consolidated Financial Statements that are incorporated by reference into this Registration Statement have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB").

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as at December 31, 2020.

See "Internal and Disclosure Controls Over Financial Reporting" on page 26 of the MD&A incorporated herein by reference.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that may have a material effect on the financial statements.

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

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the Exchange Act) for the Company.

With the participation of the CEO and CFO, management carried out an evaluation of the Company's internal control over financial reporting as at December 31, 2020.  In making this evaluation, the Company's management used the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based upon this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2020.

A copy of management's report on the effectiveness of our internal controls is included under "Management's Report on Internal Control Over Financial Reporting" on page 3 of our Audited Consolidated Financial Statements incorporated herein by reference.

Attestation Report of the Registered Public Accounting Firm

The Company is required to provide an attestation report of the Company's independent registered public accounting firm on internal control over financial reporting as of December 31, 2020.  In this report, the Company's auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company's internal control over financial reporting as of December 31, 2020.  KPMG LLP has audited the Company's internal controls over financial reporting and has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2020 which is included in our Audited Consolidated Financial Statements incorporated herein by reference.

No Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT AND RISK COMMITTEE

The disclosure provided under "Composition of Audit and Risk Committee" on page 95 of our AIF is incorporated herein by reference.  The Company's Board of Directors has established a separately-designated Audit and Risk Committee of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act.

AUDIT AND RISK COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that Peter Mitchell and Ron Thiessen, members of the Audit and Risk Committee of the Board, are audit committee financial experts (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and are independent directors under applicable laws and regulations and the requirements of the NYSE American Exchange.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under "Principal Accountant Fees and Services" on page 96 of our AIF is incorporated herein by reference.

AUDIT AND RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under "Audit and Risk Committee-Pre-Approval Policies and Procedures" on page 97 of our AIF is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under "Commitments and contingencies" on page 17 of our MD&A is incorporated herein by reference.

CODE OF ETHICS

The disclosure provided under "Code of Ethics" on page 96 of our AIF is incorporated herein by reference.

During the Company's fiscal year ended December 31, 2020, the Company did not (i) substantively amend its Code of Ethics or (ii) grant a waiver, including any implicit waiver, from any provision of its Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

Section 110 of the NYSE American company guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE American standards is contained on the Company's website at www.tasekomines.com.

The Company's governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE American listing standards in the following manner:

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

Shareholders Approval for Dilutive Private Placement Financings

Section 713 of the NYSE American Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company's home stock exchange rules (Toronto Stock Exchange ("TSX")) unless the dilutive financing:

(i) materially affects control of the issuer;

(ii) provides consideration to insiders in the aggregate of 10% or greater of the issuer's market capitalization or outstanding shares, or a non-diluted basis, where certain conditions are met; and

(iii) is in respect of private placement or an acquisition where the issuer will issue shares in excess of 25% of its presently outstanding shares, on a non-diluted basis.

The Company will seek a waiver from NYSE American's section 713 requirements should a dilutive private placement financing trigger the NYSE American shareholders' approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the TSX rules.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE American.  In particular, in addition to having a separate Audit and Risk Committee, the Company's Board of Directors has established a separately-designated Compensation Committee that materially meets the requirements for a compensation committee under section 805 of the NYSE American Company Guide, as currently in force.

Copies of the Company's corporate governance materials are available on the Company's website at www.tasekomines.com (under the About Us / Corporate Governance tabs).  In addition, the Company is required by National Instrument 58-101 of the Canadian Securities Administrators, Disclosure of Corporate Governance Practices, to describe its practices and policies with regard to corporate governance in management information circulars that are furnished to the Company's shareholders in connection with annual meetings of shareholders. Information on the Company's website is not incorporated by reference herein.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration under the Federal Mine Safety and Health Act of 1977.

The Company's operations in the United States were not subject to regulation by the Federal Mine Safety and Health Administration under the Federal Mine Safety and Health Act of 1977 during the fiscal year ended December 31, 2020.

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

Date: March 29, 2021	TASEKO MINES LIMITED /s/ Bryce Hamming By: _______________________________________ Bryce Hamming Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1(1)	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2(1)	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3(1)	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4(1)	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5(1)	Annual Information Form of the Company for the year ended December 31, 2020

99.6(1)

Audited consolidated balance sheets as at December 31, 2020 and 2019 and the consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2020 and 2019, including the notes thereto and reports of the Company's independent registered public accounting firm thereon and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2020

99.7(1)	Management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2020

99.8(1)	Consent of KPMG LLP

99.9(1)	Consent of Richard Weymark, P. Eng., MBA

99.10(1)	Consent of Dan Johnson, P.E.

101.INS(1)	XBRL Instance Document

101.SCH(1)	XBRL Taxonomy Extension Schema Document

101.CAL(1)	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF(1)	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB(1)	XBRL Taxonomy Extension Label Linkbase Document

101.PRE(1)	XBRL Taxonomy Extension Presentation Linkbase Document

(1) Filed as an exhibit to this Annual Report on Form 40-F