Form 40-F
period 2021-12-31
TASEKO MINES LTD
filed 2022-03-31
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021	Commission File Number: 001-31965

TASEKO MINES LIMITED

(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report: 284,892,291 Common Shares as of December 31, 2021

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Auditor Name: KMPG LLP	Auditor Location: Vancouver, Canada	Auditor Firm ID: 85

INTRODUCTORY INFORMATION

Taseko Mines Limited (the "Company" or "Taseko") is a Canadian public company whose common shares are listed on the Toronto Stock Exchange, London Stock Exchange, and the NYSE American Exchange (the "NYSE American").  Taseko is a "foreign private issuer" as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is eligible to file this annual report on Form 40-F (the "Annual Report") pursuant to the multi-jurisdictional disclosure system (the "MJDS").

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2021 (the "AIF")	99.1
Audited consolidated financial statements of the Company for the years ended December 31, 2021 and 2020, including the reports of independent registered public accounting firm with respect thereto (the "Audited Financial Statements")	99.2
Management's Discussion and Analysis of the Company for the year ended December 31, 2021 (the "MD&A")	99.3

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

Management's Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as at December 31, 2021.

See "Internal and Disclosure Controls Over Financial Reporting" on page 27 of the MD&A incorporated herein by reference.

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

With the participation of the CEO and CFO, management carried out an evaluation of the Company's internal control over financial reporting as of December 31, 2021. In making this evaluation, the Company's management used the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based upon this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2021.

A copy of management's report on the effectiveness of our internal controls is included under "Management's Report on Internal Control Over Financial Reporting" on page 3 of our Audited Consolidated Financial Statements incorporated herein by reference.

Attestation Report of the Registered Public Accounting Firm

The Company is required to provide an attestation report of the Company's independent registered public accounting firm on internal control over financial reporting as of December 31, 2021.  In this report, the Company's auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company's internal control over financial reporting as of December 31, 2021.  KPMG LLP has audited the Company's internal controls over financial reporting and has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2021 which is included in our Audited Consolidated Financial Statements incorporated herein by reference.

No Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT AND RISK COMMITTEE

The disclosure provided under "Composition of Audit and Risk Committee" on page 99 of our AIF is incorporated herein by reference.  The Company's Board of Directors has established a separately-designated Audit and Risk Committee of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act. The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE American LLC Company Guide.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under "Principal Accountant Fees and Services" on page 100 of our AIF is incorporated herein by reference. This disclosure includes the fees paid by the Company to KPMG LLP (PCAOB ID: 85) of Vancouver, British Columbia, Canada for professional services rendered during each of the years ended December 31, 2021 and 2020.

AUDIT AND RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under "Audit and Risk Committee-Pre-Approval Policies and Procedures" on page 101 of our AIF is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under "Commitments and contingencies" on page 18 of our MD&A is incorporated herein by reference.

CODE OF ETHICS

The disclosure provided under "Code of Ethics" on page 100 of our AIF is incorporated herein by reference.

During the Company's fiscal year ended December 31, 2021, the Company did not (i) substantively amend its Code of Ethics or (ii) grant a waiver, including any implicit waiver, from any provision of its Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

The Company's operations in the United States were not subject to regulation by the Federal Mine Safety and Health Administration under the Federal Mine Safety and Health Act of 1977 during the fiscal year ended December 31, 2021.

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

Date: March 30, 2022	TASEKO MINES LIMITED

	By:	/s/ Bryce Hamming
Bryce Hamming Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1(1)	Annual Information Form of the Company for the year ended December 31, 2021

99.2(1)	Audited consolidated balance sheets as of December 31, 2021 and 2020 and the consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2021 and 2020, including the notes thereto and reports of the Company's independent registered public accounting firm thereon and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2021

99.3(1)	Management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2021

99.4(1)	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5(1)	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6(1)	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7(1)	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8(1)	Consent of KPMG LLP

99.9(1)	Consent of Richard Weymark, P. Eng., MBA

99.10(1)	Consent of Dan Johnson, P.E.

Interactive Data File

101.INS(1)	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH(1)	Inline XBRL Taxonomy Extension Schema Document

101.CAL(1)	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF(1)	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB(1)	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE(1)	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104(1)	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1) Filed as an exhibit to this Annual Report on Form 40-F