Form 40-F
period 2022-12-31
TASEKO MINES LTD
filed 2023-03-31
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022	Commission File Number: 001-31965

TASEKO MINES LIMITED

(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report: 286,492,919 Common Shares as of December 31, 2022

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2022 (the "AIF")	99.1
Audited consolidated financial statements of the Company for the years ended December 31, 2022 and 2021, including the reports of independent registered public accounting firm with respect thereto (the "Audited Financial Statements")	99.2
Management's Discussion and Analysis of the Company for the year ended December 31, 2022 (the "MD&A")	99.3

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

Management's Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as at December 31, 2022.

See "Internal and Disclosure Controls Over Financial Reporting" on page 29 of the MD&A incorporated herein by reference.

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

With the participation of the CEO and CFO, management carried out an evaluation of the Company's internal control over financial reporting as of December 31, 2022. In making this evaluation, the Company's management used the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

A copy of management's report on the effectiveness of our internal controls is included under "Management's Report on Internal Control Over Financial Reporting" on page 3 of our Audited Consolidated Financial Statements incorporated herein by reference.

Attestation Report of the Registered Public Accounting Firm

The Company is required to provide an attestation report of the Company's independent registered public accounting firm on internal control over financial reporting as of December 31, 2022. In this report, the Company's auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. KPMG LLP has audited the Company's internal controls over financial reporting and has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2022 which is included in our Audited Consolidated Financial Statements incorporated herein by reference.

No Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under "Principal Accountant Fees and Services" on page 108 of our AIF is incorporated herein by reference. This disclosure includes the fees paid by the Company to KPMG LLP (PCAOB ID: 85) of Vancouver, British Columbia, Canada for professional services rendered during each of the years ended December 31, 2022 and 2021.

AUDIT AND RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under "Audit and Risk Committee-Pre-Approval Policies and Procedures" on page 107 of our AIF is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under "Commitments and contingencies" on page 20 of our MD&A is incorporated herein by reference.

CODE OF ETHICS

The disclosure provided under "Code of Ethics" on page 108 of our AIF is incorporated herein by reference.

During the Company's fiscal year ended December 31, 2022, the Company did not (i) substantively amend its Code of Ethics or (ii) grant a waiver, including any implicit waiver, from any provision of its Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

Section 110 of the NYSE American company guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE American standards is contained on the Company's website at www.tasekomines.com (under the ESG / Corporate Governance and Code of Ethics tab).

The Company's governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE American listing standards in the following manner:

Board Meetings

Section 802(c) of the NYSE American Company Guide requires that the Board of Directors hold meetings on at least a quarterly basis. The Board of Directors of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia.

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

Copies of the Company's corporate governance materials are available on the Company's website at www.tasekomines.com (under the ESG / Corporate Governance & Code of Ethics tab). In addition, the Company is required by National Instrument 58-101 of the Canadian Securities Administrators, Disclosure of Corporate Governance Practices, to describe its practices and policies with regard to corporate governance in management information circulars that are furnished to the Company's shareholders in connection with annual meetings of shareholders. Information on the Company's website is not incorporated by reference herein.

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

The Company's operations in the United States were not subject to regulation by the Federal Mine Safety and Health Administration under the Federal Mine Safety and Health Act of 1977 during the fiscal year ended December 31, 2022.

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

Date: March 31, 2023	TASEKO MINES LIMITED /s/ Bryce Hamming By: _______________________________________ Bryce Hamming Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1(1)	Annual Information Form of the Company for the year ended December 31, 2022

99.2(1)	Audited consolidated balance sheets as of December 31, 2022 and 2021 and the consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2022 and 2021, including the notes thereto and reports of the Company's independent registered public accounting firm thereon and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022

99.3(1)	Management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2022

99.4(1)	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5(1)	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6(1)	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7(1)	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8(1)	Consent of KPMG LLP

99.9(1)	Consent of Richard Weymark, P. Eng., MBA

99.10(1)	Consent of Richard Tremblay, P. Eng., MBA

99.11(1)	Consent of Robert Rotzinger, P. Eng.

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1) Filed as an exhibit to this Annual Report on Form 40-F