Form 40-F
period 2025-12-31
TASEKO MINES LTD
filed 2026-03-31
CIK 878518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025	Commission File Number: 001-31965
TASEKO MINES LIMITED
(Exact name of Registrant as specified in its charter)
British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:  361,099,176 Common Shares as of December 31, 2025

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).☒

Auditor Name: PricewaterhouseCoopers LLP	Auditor Location: Vancouver, Canada	Auditor Firm ID: 271

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2025 (the "AIF")	99.1
Audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024, including the reports of independent registered public accounting firms(1) with respect thereto (the "Audited Financial Statements")	99.2
Management's Discussion and Analysis of the Company for the year ended December 31, 2025 (the "MD&A")	99.3

(1) PricewaterhouseCoopers LLP serves as the Company's current independent registered public accounting firm. KPMG served as independent registered public accounting firm to the Company until March 14, 2025.

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

The SEC has prescribed mineral property disclosure rules (the "SEC Mineral Disclosure Rules") for certain issuers whose securities are registered with the United States Securities and Exchange Commission (the "SEC") under the U.S. Exchange Act. The Company is not required to provide disclosure on its mineral properties under the SEC Mineral Disclosure Rules as the Company is presently a "foreign private issuer" under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Mineral Disclosure Rules include terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. In particular, the SEC recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources".  In addition, the definitions of "proven mineral reserves" and "probable mineral reserves" contained in the SEC Mineral Disclosure Rules are substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Mineral Disclosure Rules and the CIM Definition Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Mineral Disclosure Rules.

United States investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.  Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

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

Management's Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as at December 31, 2025.

See "Internal and Disclosure Controls Over Financial Reporting" on page 36 of the MD&A incorporated herein by reference.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

▪	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

▪

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

▪

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

With the participation of the CEO and CFO, management carried out an evaluation of the Company's internal control over financial reporting as of December 31, 2025.  In making this evaluation, the Company's management used the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based upon this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

A copy of management's report on the effectiveness of our internal controls is included under "Management's Report on Internal Control Over Financial Reporting" on page 3 of our Audited Consolidated Financial Statements incorporated herein by reference.

Attestation Report of the Registered Public Accounting Firm

The Company is required to provide an attestation report of the Company's independent registered public accounting firm on internal control over financial reporting as of December 31, 2025.  In this report, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. PricewaterhouseCoopers LLP has audited the Company's internal controls over financial reporting and has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2025 which is included in our Audited Consolidated Financial Statements incorporated herein by reference.

No Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT AND RISK COMMITTEE

The disclosure provided under "Composition of Audit and Risk Committee" on page 123 of our AIF is incorporated herein by reference.  The Company's Board of Directors has established a separately-designated Audit and Risk Committee of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act. The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE American LLC Company Guide.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under "Principal Accountant Fees and Services" on page 124 of our AIF is incorporated herein by reference. This disclosure includes the fees paid by the Company to PricewaterhouseCoopers LLP (PCAOB ID: 271) and KPMG LLP  (PCAOB ID: 85) of Vancouver, British Columbia, Canada for professional services rendered during the years ended December 31, 2025 and 2024 respectively.

AUDIT AND RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under "Audit and Risk Committee-Pre-Approval Policies and Procedures" on page 124 of our AIF is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under "Commitments and contingencies" on page 23 of our MD&A is incorporated herein by reference.

CODE OF ETHICS

The disclosure provided under "Code of Ethics" on page 123 of our AIF is incorporated herein by reference.

During the Company's fiscal year ended December 31, 2025, the Company did not (i) substantively amend its Code of Ethics or (ii) grant a waiver, including any implicit waiver, from any provision of its Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

The Company's operations in the United States were not subject to regulation by the Federal Mine Safety and Health Administration under the Federal Mine Safety and Health Act of 1977 during the fiscal year ended December 31, 2025.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company has adopted a Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation (the "Clawback Policy") as required by NYSE American listing standards and pursuant to Rule 10D-1 of the Exchange Act.  The Clawback Policy is incorporated herein by reference to Exhibit 97.1 to the Company's annual report on Form 40-F for the fiscal year ended December 31, 2023.

At no time during or after the fiscal year ended December 31, 2025 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

As described in note 12 to the Company's audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024, accumulated depreciation and amortization amounts for the year ended December 31, 2024 for (a) mineral properties and (b) plant and equipment, were transposed in 2024, and have been recast in the current period to correct the disclosure.  There was no change to any amounts reported on the income statement, balance sheet, cash flows or statement of equity as a result of this correction which the Company considers immaterial.  There was also no change in the total reported accumulated depreciation or net book value of fixed asset balance as at December 31, 2024.  After applying the Clawback Policy, the Company determined that no excess compensation was actually paid based on the Company's audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023.

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

Date:  March 30, 2026

TASEKO MINES LIMITED

By:	/s/ Bryce Hamming
Bryce Hamming
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
97.1(1)	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation

99.1(1)	Annual Information Form of the Company for the year ended December 31, 2025

99.2(1)	Audited consolidated balance sheets as of December 31, 2025 and 2024 and the consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended December 31, 2025 and 2024, including the notes thereto and reports of the Company's independent registered public accounting firms thereon and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025

99.3(1)	Management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2025

99.4(1)	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5(1)	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6(1)	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7(1)	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8(1)	Consent of PricewaterhouseCoopers LLP

99.9(1)	Consent of KPMG LLP

99.10(1)	Consent of Richard Weymark, P. Eng., MBA

99.11(1)	Consent of Richard Tremblay, P. Eng., MBA

99.12(1)	Consent of Robert Rotzinger, P. Eng.

99.13(1)	Consent of Jeremy Guichon, P. Eng.

99.14(1)	Consent of Adil Cheema, P. Eng.

101	Interactive Data Files with respect to the Audited Financial Statements for the Years Ended December 31, 2025 and 2024

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data file (formatted as Inline XBRL and contained in Exhibit 101)

(1) Filed as an exhibit to this Annual Report on Form 40-F